Form 20-F
period 2019-12-31
Blue Hat Interactive Entertainment Technology
filed 2020-05-11
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39001

Blue Hat Interactive Entertainment Technology
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009
(Address of Principal Executive Offices)

Xiaodong Chen

Chief Executive Officer

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

People’s Republic of China

E-mail: ir@bluehatgroup.net

Telephone: + 86-592-228-0081

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.001 per share	BHAT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 35,141,114 ordinary shares issued and outstanding, par value $0.001 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Blue Hat,” the “Company,” “we,” “us” and “our” refer to Blue Hat Interactive Entertainment Technology and its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

●	We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

●	Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, The average translation rates applied to statement of income accounts for the periods ended December 31, 2019 and 2018 were RMB 6.88 and RMB 6.62 to $1.00, respectively. The balance sheet amounts as of December 31, 2019 and 2018 were translated at RMB 6.98 and RMB 6.88, respectively.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below:

●	We depend upon Blue Hat Fujian to conduct our business in China and control Blue Hat Fujian through contractual arrangements (the “Contractual Arrangements”), which may not be as effective as direct ownership;

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, in particular, the current escalating coronavirus pandemic.

●	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability;

●	Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition;

●	As a developer and seller of consumer products, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business;

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected; and

●	Uncertainties with respect to China’s legal system could adversely affect us.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Other sections of this annual report discuss factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2017, 2018 and 2019 and as of December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:

	December 31,	December 31,	December 31,
	2019	2018	2017
Total current assets	$42,717,316	$25,659,179	$29,243,641
Total assets	58,815,689	35,470,864	33,582,177
Total current liabilities	13,680,028	7,122,833	11,594,387
Total liabilities	14,065,407	7,214,819	11,771,414
Total shareholders’ equity	44,750,282	28,256,045	21,810,763
Total liabilities and shareholders’ equity	$58,815,689	$35,470,864	$33,582,177

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2019	2018	2017
REVENUES	$23,834,129	$18,531,178	$14,144,894
COST OF REVENUES	(7,531,800)	(6,108,676)	(5,300,087)
GROSS PROFIT	16,302,329	12,422,502	8,844,807
OPERATING EXPENSES:
Selling	(928,680)	(759,647)	(629,424)
General and administrative	(4,860,189)	(3,058,548)	(1,915,195)
Research and development	(1,031,204)	(286,842)	(355,730)
Total operating expenses	(6,820,073)	(4,105,037)	(2,900,349)
INCOME FROM OPERATIONS	9,482,256	8,317,465	5,944,458
OTHER INCOME (EXPENSE)
Interest income	629	219,001	161,382
Interest expense	(171,938)	(142,641)	(183,291)
Other finance expenses	(4,415)	(3,656)	(3,473)
Other (expense) income, net	221,146	134,667	161,091
Total other income, net	45,422	207,371	135,709
INCOME BEFORE INCOME TAXES	9,527,678	8,524,836	6,080,167
PROVISION FOR INCOME TAXES	(453,724)	(605,428)	955,194
NET INCOME	9,073,954	7,919,408	5 ,124,973
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(521,738)	(1,474,126)	958,667
COMPREHENSIVE INCOME	$8,552,216	$6,445,282	$6,083,640
Basic and diluted	35,141,114	33,000,000	33,000,000
EARNINGS PER SHARE
Basic and diluted	$0.26	$0.24	$0.16

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2019	2018	2017
Net cash (used in) provided by operating activities	$12,309,246	$(414,604)	$6,989,680
Net cash provided by (used in) investing activities	(19,111,780)	10,801,986	(15,814,920)
Net cash (used in) provided by financing activities	10,596,581	(426,221)	10,167,330
EFFECT OF EXCHANGE RATE ON CASH	(144,969)	(501,935)	72,267
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,649,078	9,459,226	1,414,357
Cash paid for income tax	119,243	1,713,763	-
Cash paid for interest	171,938	142,641	183,291
Cash and cash equivalents	10,478,587	11,829,509	2,370,283
Restricted cash	5,000,000	-	-
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$15,478,587	$11,829,509	$2,370,283

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this annual report, before deciding to invest in our ordinary shares. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects. In these circumstances, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

Given our limited operating history, there can be no assurance that we can build our business such that we can earn a significant profit or any profit at all. The future of our business will depend upon our ability to obtain and retain customers and when needed, obtain sufficient financing and support from creditors, while we strive to achieve and maintain profitable operations. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we undertake. There is no history upon which to base any assumption that our business will prove to be successful, and there is significant risk that we will not be able to generate the sales volumes and revenues necessary to achieve profitable operations. To the extent that we cannot achieve our plans and generate revenues which exceed expenses on a consistent basis, our business, results of operations, financial condition and prospects will be materially adversely affected.

Our management team has limited public company experience. Prior to our initial public offering, we had never operated as a public company in the United States and several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The market for animated toys is highly competitive, particular in China, where our operations are located. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm its business and results of operations. We compete directly against manufacturers of games and toys, including large, diversified entertainment companies with substantial market share. In addition, we compete with other companies who are focused on building their brands across multiple product and consumer categories. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do.

In addition to existing competitors, the barriers to entry for new participants in the entertainment industry and in the consumer products industry are low, and the increasing importance of digital media, and the heightened connection between digital media and consumer interest, has further increased the ability for new participants to enter our markets, and has broadened the array of companies we may compete with. New participants with a popular product idea or entertainment property can gain access to consumers and become a significant source of competition for our products in a very short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in consumer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Our business depends significantly on our ability to maintain an efficient distribution network for our products. Failure by us to maintain such distribution network could adversely affect our financial condition, competitiveness and growth prospects.

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. . In 2019, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 34.9% of our total revenue In 2019, 100% of our products were sold in China and, of these sales in China, approximately 98.4% were generated from Chinese distributors.

The impact of economic conditions on any of our distributors, such as bankruptcy, could result in sales channel disruption. In the event our distributors fail to sell our products in sufficient amounts, such failure could have a material adverse effect on our revenue. We intend to expand our distribution network; however, we cannot make any assurances that we will be successful in doing so or if such relationships will be on favorable terms. Moreover, the functioning of our products distribution could be disrupted for reasons either within or beyond our control, including: extremes of weather or longer-term climatic changes; accidental damage; disruption to the supply of material or services; product quality and safety issues; systems failure; workforce actions; or environmental contamination. Such disruption or failures may materially adversely affect our ability to sell products and therefore materially adversely affect our financial condition, competitiveness and growth prospects.

Our business depends in large part on the success of our vendors and outsourcers, and our brand and reputation may be harmed by actions taken by third parties that are outside of our control. In addition, any material failure, inadequacy, or interruption resulting from such vendors or outsourcings could harm our ability to effectively operate our business.

We rely on vendor and outsourcing relationships with third parties for services and systems including manufacturing, transportation and logistics. Any shortcoming of a vendor or outsourcer, particularly an issue affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to or operating failures with these vendors and outsourcers could cause delays in product sales, and reduce efficiency of our operations, and significant capital investments could be required to remediate the problem.

Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition.

We may experience issues with products that may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities. Any of these activities could result in increased governmental scrutiny, harm to our reputation, reduced demand by consumers for products, decreased willingness by retailer customers to purchase or provide marketing support for those products, adverse impacts on our ability to enter into licensing agreements for products on competitive terms, absence or increased cost of insurance, or additional safety and testing requirements. Such results could divert development and management resources, adversely affect our business operations, decrease sales, increase legal fees and other costs, and put us at a competitive disadvantage compared to other companies not affected by similar issues with products, any of which could have a significant adverse effect on our financial condition and results of operations.

Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

Sales of our toys are seasonal, with a majority of sales occurring during the period from August through December in anticipation of the holiday season. This seasonality in our industry has increased over time, as retailers become more efficient in their control of inventory levels through quick response inventory management techniques. The majority of retail sales of toys generally occur in the fourth quarter, close to the holiday season.

If we or our customers determine that one of our products is more popular at retail than was originally anticipated, there may not be sufficient time to produce enough additional products to fully meet consumer demand. Additionally, the logistics of supplying more and more product within shorter time periods increases the risk that we, or our third party providers, will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. This seasonal pattern requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in our under producing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a terrorist attack or economic shock that harm the retail environment or consumer buying patterns during our key selling season, or by events such as strikes or port delays that interfere with the shipment of goods during the critical months leading up to the holiday shopping season.

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the principal members of our executive team listed in the section entitled “Directors, Senior Management and Employees” located elsewhere in this annual report, the loss of whose services may adversely impact the achievement of our objectives. Recruiting and retaining other qualified employees for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among numerous companies for individuals with similar skill sets. The inability to recruit or loss of the services of any executive or key employee could adversely affect our business.

We will need to expand our organization, and we may experience difficulties in managing this growth, which could disrupt our operations.

As of December 31, 2019, we had 100 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

The State Administration of Foreign Exchange, or SAFE, has promulgated regulations, including the Notice on Relevant Issues Relating to Foreign Exchange Control on Domestic Residents’ Investment and Financing and Round-Trip Investment through Special Purpose Vehicles, or Circular 37, and its appendices. These regulations require PRC residents, including PRC institutions and individuals, to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the SPV, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a SPV fails to fulfill the required SAFE registration, the PRC subsidiaries of that SPV may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the SPV may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion.

These regulations apply to our direct and indirect shareholders who are PRC residents and may apply to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents. However, in practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that these direct or indirect shareholders of our company who are PRC residents will be able to successfully update the registration of their direct and indirect equity interest as required in the future. If they fail to update the registration, our PRC subsidiary could be subject to fines and legal penalties, and SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiary’s ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiary. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where they operate their businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. If we fail to make contributions to various employee benefit plans and to comply with applicable PRC labor-related laws in the future, we may be subject to late payment penalties. We may be required to make up the contributions for these plans as well as to pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected.

Risks Relating to Our Corporate Structure

We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

Our affiliation with Blue Hat Fujian is managed through contractual arrangements, or the Contractual Arrangements, which agreements may not be as effective in providing us with control over Blue Hat Fujian as direct ownership. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the People’s Republic of China, or the PRC. If Blue Hat Fujian fails to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

All of our business is conducted through Blue Hat Fujian, which is considered a VIE for accounting purposes, and we, through Blue Hat WFOE, are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE no longer meets the definition of a VIE under applicable accounting rules, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for reporting purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for accounting purposes. If such entity’s financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Because we rely on the Contractual Arrangements for our revenue, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

We are a holding company and all of our business operations are conducted through the Contractual Arrangements. Blue Hat Fujian may terminate the Contractual Arrangements for any or no reason at all. Because neither we, nor our subsidiaries, own equity interests of Blue Hat Fujian, the termination of the Contractual Arrangements would sever our ability to receive payments from Blue Hat Fujian under our current holding company structure. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiary’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We conduct our business through Blue Hat Fujian by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Blue Hat WFOE and Blue Hat Fujian. We have been advised by our PRC counsel, Beijing Dentons Law Offices, LLP, or Dentons, based on their understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and contractual arrangements with Blue Hat Fujian, Blue Hat Fujian and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Blue Hat WFOE and Blue Hat Fujian and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel.

If any of our PRC entities or their ownership structure or the Contractual Arrangements are determined to be in violation of any existing or future PRC laws, rules or regulations, or any of our PRC entities fail to obtain or maintain any of the required governmental permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and operating licenses;

●	discontinuing or restricting the operations;

●	imposing conditions or requirements with which the PRC entities may not be able to comply;

●	requiring us and our PRC entities to restructure the relevant ownership structure or operations;

●	restricting or prohibiting our use of proceeds from our initial public offering to finance our business and operations in China; or

●	imposing fines.

The imposition of any of these penalties would severely disrupt our ability to conduct business and have a material adverse effect on our financial condition, results of operations and prospects.

The shareholders of our VIE may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIE may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list” that is yet to be published. It is unclear whether the “negative list” to be published will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity, which could materially and adversely affect our business, financial condition and results of operations.

We currently conduct our operations in China through our Contractual Arrangements. As part of these arrangements, substantially all of our assets that are significant to the operation of our business are held by our affiliated entities. If any of these entities becomes bankrupt and all or part of their assets become subject to liens or rights of third party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. In addition, if any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate our business and could materially and adversely affect our business, our ability to generate revenue and the market price of our ordinary shares.

We face risks related to health epidemics, severe weather conditions and other outbreaks, in particular, the current escalating coronavirus pandemic.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The outbreak has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout China and other parts of the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that the COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 outbreak and the actions taken by government authorities and other entities to contain the COVID-19 outbreak or treat its impact, almost all of which are beyond our control. Potential impacts include, but are not limited to, the following:

●	temporary closure of offices, travel restrictions or suspension of services of our customers and suppliers have negatively affected, and could continue to negatively affect, the demand for our services;

●	our customers may require additional time to pay us or fail to pay us at all, which could significantly increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts;

●	the business operations of our distributors have been and could continue to be negatively impacted by the outbreak, which may negatively impact our distribution channel, or result in loss of customers or disruption of our services, which may in turn materially adversely affect our financial condition and operating results; and

●	any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations.

Because of the uncertainty surrounding the COVID-19 outbreak, the financial impact related to the outbreak cannot be reasonably estimated at this time, but our consolidated results for the first quarter of 2020 and full year 2020 may be adversely affected. We expect our total revenues in the first quarter of 2020 to decrease, and there is no guarantee that our total revenues will grow or remain at a similar level in the next three quarters of 2020. We may have to record downward adjustments or impairment in the fair value of investments in the first quarter of 2020, if conditions have not been significantly improved and global stock markets have not recovered from recent declines.

In general, our business could be adversely affected by the effects of epidemics, including, but not limited to, COVID-19, avian influenza, severe acute respiratory syndrome (SARS), the influenza A virus, Ebola virus, severe weather conditions such as a snowstorm, flood or hazardous air pollution, or other outbreaks. In response to an epidemic, severe weather conditions, or other outbreaks, government and other organizations may adopt regulations and policies that could lead to severe disruption to our daily operations, including temporary closure of our offices and other facilities. These severe conditions may cause us and/or our partners to make internal adjustments, including but not limited to, temporarily closing down business, limiting business hours, and setting restrictions on travel and/or visits with clients and partners for a prolonged period of time. Various impacts arising from severe conditions may cause business disruption, resulting in material, adverse impact to our financial condition and results of operations.

Risks Related to Intellectual Property

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected.

The value of our business depends on our ability to protect our intellectual property and information, including our trademarks, copyrights, patents, trade secrets, and rights under agreements with third parties, in China and around the world, as well as our customer, employee, and consumer data. Third parties may try to challenge our ownership of our intellectual property in China and around the world. In addition, our business is subject to the risk of third parties counterfeiting our products or infringing on our intellectual property rights. The steps we have taken may not prevent unauthorized use of our intellectual property. We may need to resort to litigation to protect our intellectual property rights, which could result in substantial costs and diversion of resources. If we fail to protect our proprietary intellectual property and information, including with respect to any successful challenge to our ownership of intellectual property or material infringements of our intellectual property, this failure could have a significant adverse effect on our business, financial condition, and results of operations.

If we are unable to adequately protect our intellectual property rights, or if we are accused of infringing on the intellectual property rights of others, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

Our commercial success will depend in part on our success in obtaining and maintaining issued patents, trademarks and other intellectual property rights in China and elsewhere and protecting our proprietary technology. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our technologies or the goodwill we have acquired in the marketplace and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability.

We cannot provide any assurances that any of our patents have, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

Though an issued patent is presumed valid and enforceable, its issuance is not conclusive as to its validity or its enforceability and it may not provide us with adequate proprietary protection or competitive advantages against competitors with similar products. Competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our patents, or develop and obtain patent protection for more effective technologies, designs or methods. We may be unable to prevent the unauthorized disclosure or use of our technical knowledge or trade secrets by consultants, suppliers, vendors, former employees and current employees.

Our ability to enforce our patent rights depends on our ability to detect infringement. It may be difficult to detect infringers who do not advertise the components that are used in their products. Moreover, it may be difficult or impossible to obtain evidence of infringement in a competitor’s or potential competitor’s product. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded if we were to prevail may not be commercially meaningful.

In addition, proceedings to enforce or defend our patents could put our patents at risk of being invalidated, held unenforceable or interpreted narrowly. Such proceedings could also provoke third parties to assert claims against us, including that some or all of the claims in one or more of our patents are invalid or otherwise unenforceable. If any of our patents covering our products are invalidated or found unenforceable, or if a court found that valid, enforceable patents held by third parties covered one or more of our products, our competitive position could be harmed or we could be required to incur significant expenses to enforce or defend our rights.

The degree of future protection for our proprietary rights is uncertain, and we cannot ensure that:

●	any of our patents, or any of our pending patent applications, if issued, will include claims having a scope sufficient to protect our products;

●	any of our pending patent applications will issue as patents;

●	we will be able to successfully commercialize our products on a substantial scale, if approved, before our relevant patents we may have expire;

●	we were the first to make the inventions covered by each of our patents and pending patent applications;

●	we were the first to file patent applications for these inventions;

●	others will not develop similar or alternative technologies that do not infringe our patents; any of our patents will be found to ultimately be valid and enforceable;

●	any patents issued to us will provide a basis for an exclusive market for our commercially viable products, will provide us with any competitive advantages or will not be challenged by third parties;

●	we will develop additional proprietary technologies or products that are separately patentable; or

●	our commercial activities or products will not infringe upon the patents of others.

We rely, in part, upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

●	stop making, selling or using products or technologies that allegedly infringe the asserted intellectual property;

●	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property rights against others; incur significant legal expenses;

●	pay substantial damages or royalties to the party whose intellectual property rights we may be found to be infringing;

●	pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing;

●	redesign those products that contain the allegedly infringing intellectual property, which could be costly, disruptive and infeasible; and

●	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all, or from third parties who may attempt to license rights that they do not have.

Any litigation or claim against us, even those without merit, may cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business and harm our reputation. If we are found to infringe the intellectual property rights of third parties, we could be required to pay substantial damages (which may be increased up to three times of awarded damages) and/or substantial royalties and could be prevented from selling our products unless we obtain a license or are able to redesign our products to avoid infringement. Any such license may not be available on reasonable terms, if at all, and there can be no assurance that we would be able to redesign our products in a way that would not infringe the intellectual property rights of others. We could encounter delays in product introductions while we attempt to develop alternative methods or products. If we fail to obtain any required licenses or make any necessary changes to our products or technologies, we may have to withdraw existing products from the market or may be unable to commercialize one or more of our products.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position could be harmed.

In addition to patent protection, we also rely upon copyright and trade secret protection, as well as non-disclosure agreements with our employees, consultants and third parties, to protect our confidential and proprietary information. In addition to contractual measures, we try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, trade secret violations are often a matter of state law, and the criteria for protection of trade secrets can vary among different jurisdictions. In addition, trade secrets may be independently developed by others in a manner that could prevent legal recourse by us. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, our business and competitive position could be harmed.

Third parties may assert ownership or commercial rights to inventions we develop.

Third parties may in the future make claims challenging the inventorship or ownership of our intellectual property. We incorporate licensed technology in some of our products. Any infringement claims or lawsuits, even if not meritorious, could be expensive and time consuming to defend, divert management’s attention and resources, require us to redesign our products and services, if feasible, require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, and/or may materially disrupt the conduct of our business.

In addition, we may face claims by third parties that our agreements with employees, contractors or consultants obligating them to assign intellectual property to us are ineffective or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property we have developed or will develop and interfere with our ability to capture the commercial value of such intellectual property. Litigation may be necessary to resolve an ownership dispute, and if we are not successful, we may be precluded from using certain intellectual property or may lose our exclusive rights in that intellectual property. Either outcome could harm our business and competitive position.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

We may employ individuals who previously worked with other companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property or personal data, including trade secrets or other proprietary information, of a former employer or other third party. Litigation may be necessary to defend against these claims. If we fail in defending any such claims or settling those claims, in addition to paying monetary damages or a settlement payment, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Our computer systems and operations may be vulnerable to security breaches.

We expect that the cloud-based applications embedded in our toys will be an important foundation for establishing our company as a leading source of technology. For that reason, among others, the safety of our network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to China’s legal system could adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, the interpretation and enforcement of these laws and regulations involve uncertainties. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiary for our cash requirements, including for services of any debt we may incur. Our PRC subsidiary’s ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiary to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary, our VIE and its subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiary as a FIE is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiary incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiary to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, appreciation or depreciation in the value of the Renminbi relative to U.S. dollars would affect our financial results reported in U.S. dollar terms regardless of any underlying change in our business or results of operations.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited, and we may not be able to adequately hedge our exposure, or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiary and VIE to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

Among other things, the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Such regulation requires, among other things, that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor acquires control of a PRC domestic enterprise or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council in 2008, are triggered. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the NPC which became effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the MOFCOM before they can be completed. In addition, PRC national security review rules which became effective in September 2011 require acquisitions by foreign investors of PRC companies engaged in military related or certain other industries that are crucial to national security be subject to security review before consummation of any such acquisition. We may pursue potential strategic acquisitions that are complementary to our business and operations. Complying with the requirements of these regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval or clearance from the MOFCOM, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax on Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of taxable assets through the offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which was partially revised. SAT Bulletin 37 came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiary may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our use of third party manufacturers to produce our products presents risks to our business.

For the foreseeable future, all of our products will be manufactured by third party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the year ended December 31, 2019, our two largest suppliers accounted for 54.84% and 31.53%, respectively, of our total purchases. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of operations of a third party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, in 2019, two customers under the same ownership together accounted for 12.1% of our total revenues. Therefore, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations. In addition, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slow downs, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

Risks Related to our Ordinary Shares

An active trading market for our ordinary shares may not be sustained.

Our ordinary shares have been listed on Nasdaq only since July 26, 2019, and we cannot assure you that an active trading market for our ordinary shares will be sustained or maintained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our ordinary shares and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our ordinary shares as consideration. In addition, if we fail to satisfy exchange continued listing standards, we could be de-listed, which would have a negative effect on the price of our ordinary shares.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell your shares at or above the price you purchased the shares at.

The market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	the volume and timing of sales of our products;

●	the introduction of new products or product enhancements by us or others in our industry;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	our ability to develop, obtain regulatory clearance or approval for, and market new and enhanced products on a timely basis;

●	product liability claims or other litigation;

●	quarterly variations in our results of operations or those of others in our industry;

●	media exposure of our products or of those of others in our industry;

●	changes in governmental regulations or in reimbursement;

●	changes in earnings estimates or recommendations by securities analysts; and

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

Our ordinary shares are considered to be penny stock. Trading in penny stocks has certain restrictions and these restrictions could negatively affect the price and liquidity of our ordinary shares.

Our ordinary shares trade below $5.00 per share. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As a result, our ordinary shares are considered “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of shares of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. We have issued and outstanding 35,141,114 ordinary shares. Of that amount, 24,784,800 shares are restricted as of May 8, 2020 as a result of securities laws and/or lock-up agreements, but will be able to be sold in the future subject to securities laws and/or lock-up agreements. If held by one of our affiliates, the resale of those securities will also be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

Our officers, directors and principal shareholders holding more than 5% of our ordinary shares, collectively, control approximately 67% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We have broad discretion in the use of proceeds from our initial public offering designated for working capital and general corporate purposes, and we may not succeed in using those net proceeds effectively.

In July 2019, we issued and sold 2,000,000 ordinary shares in our initial public offering. In connection with our initial public offering, we also issued and sold an additional 141,114 shares pursuant to the partial exercise of the underwriter’s over-allotment option. We intended to use the net proceeds from our initial public offering for research and development, including expanding our research and development team and continuing to invest in and develop our products, for selling and marketing, particularly strengthening our sales channels and establishing physical experience stores, and for working capital and general corporate purposes, including increasing our liquidity. In 2019, we used approximately $1.8 million of the net proceeds from our initial public offering for research and development, selling and marketing, and working capital and other general corporate purposes. Our management has broad discretion over the use and investment of the net proceeds from the initial public offering within those categories. Accordingly, investors have only limited information concerning management’s specific intentions and need to rely upon the judgment of our management with respect to the use of proceeds.

We incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

As a public company, we incur significant additional costs associated with corporate governance requirements that apply to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of Nasdaq. Compliance with these rules and regulations will significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations could make it more expensive for us to obtain and maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, such increases in costs incurred as a result of becoming a public company may adversely affect our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We have identified material weaknesses in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In preparing our consolidated financial statements for the years ended December 31, 2018 and December 31, 2019, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2019. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements, errors or omissions in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

We have never declared or paid cash dividends. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. As a result, capital appreciation, if any, of our ordinary shares will be your sole source of gain for the foreseeable future.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our ordinary shares is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, has recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under our amended and restated memorandum and articles of association, our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to “opt out” of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We qualify as a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our ordinary shares. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain and maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ordinary shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation— Passive Foreign Investment Company Consequences.”

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our ordinary shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company, Blue Hat Interactive Entertainment Technology, is a holding company incorporated on June 13, 2018 under the laws of the Cayman Islands, or Blue Hat.

We have no substantive operations other than holding all of the issued and outstanding shares of Brilliant Hat Limited, or Blue Hat BVI, established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited, or Blue Hat HK, which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd., or Blue Hat WFOE, which was established on July 26, 2018 under the laws of the PRC.

We, through our variable interest entity, or VIE, Fujian Blue Hat Interactive Entertainment Technology Ltd., or Blue Hat Fujian, a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd., or Blue Hat Hunan, and Shenyang Qimengxing Trading Co., Ltd., or Blue Hat Shenyang, each a PRC company, engage in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd., or Fujian Youth, a PRC company. As of December 31, 2019, Fujian Youth had no operations.

On January 25, 2018, Blue Hat Fujian established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd., or Blue Hat Chongqing, a PRC company. As of December 31, 2019, Blue Hat Chongqing had no operations.

On September 10, 2018, Blue Hat Fujian established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd., or Blue Hat Pingxiang, a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd., or Xiamen Blue Wave, a PRC company.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd., or Renchao Huyu, with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

On November 13, 2018, Blue Hat completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Blue Hat prior to the reorganization. Blue Hat, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat are under common control which results in the consolidation of Blue Hat Fujian and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the consolidated financial statements.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, we operate our businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian is controlled through contractual arrangements in lieu of direct equity ownership by us or any of our subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ POAs and irrevocable commitment letters, or collectively, the Contractual Arrangements, which were signed on November 13, 2018.

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Blue Hat WFOE and Blue Hat Fujian, Blue Hat WFOE has the exclusive right to provide Blue Hat Fujian with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for Blue Hat Fujian’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on Blue Hat Fujian’s needs. In exchange, Blue Hat WFOE is entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of Blue Hat Fujian. The service fee may be adjusted by Blue Hat WFOE based on the actual scope of services rendered by Blue Hat WFOE and the operational needs and expanding demands of Blue Hat Fujian.

Pursuant to the exclusive business cooperation agreement, Blue Hat WFOE has the unilateral right to adjust the service fee at any time, and Blue Hat Fujian has no right to adjust the service fee. We believe that such conditions under which the service fee may be adjusted will be primarily based on the needs of Blue Hat Fujian to operate and develop its business in the AR market. For example, if Blue Hat Fujian needs to expand its business, increase research input or consummate mergers or acquisitions in the future, Blue Hat WFOE has the right to decrease the amount of the service fee, which would allow Blue Hat Fujian to have additional capital to operate and develop its business in the AR market.

The exclusive business cooperation agreement remains in effect until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE has the right to terminate this agreement upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Call Option Agreements

Pursuant to the call option agreements, among Blue Hat WFOE, Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders jointly and severally grant Blue Hat WFOE an option to purchase their equity interests in Blue Hat Fujian. The purchase price shall be the lowest price then permitted under applicable PRC laws. Blue Hat WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Blue Hat Fujian until it has acquired all equity interests of Blue Hat Fujian, which is irrevocable during the term of the agreements.

The call option agreements remain in effect until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE has the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Equity Pledge Agreement

Pursuant to the equity pledge agreement among the shareholders who collectively owned all of Blue Hat Fujian, such shareholders pledge all of the equity interests in Blue Hat Fujian to Blue Hat WFOE as collateral to secure the obligations of Blue Hat Fujian under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited or may not transfer the pledged equity interests without prior consent of Blue Hat WFOE unless transferring the equity interests to Blue Hat WFOE or its designated person in accordance to the call option agreements.

The equity pledge agreement shall come into force the date on which the pledged interests is recorded, which is three days after signing of the Agreement on November 13, 2018, under Blue Hat Fujian’s register of shareholders and is registered with competent administration for industry and commerce of Blue Hat Fujian until all of the liabilities and debts to Blue Hat WFOE have been fulfilled completely by Blue Hat Fujian. Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian shall not terminate these agreements in any circumstance for any reason. However, Blue Hat WFOE has the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Shareholders’ POAs

Pursuant to the shareholders’ POAs, the shareholders of Blue Hat Fujian give Blue Hat WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Blue Hat Fujian and to exercise all of their rights as shareholders of Blue Hat Fujian, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreement. The POAs shall remain in effect while the shareholders of Blue Hat Fujian hold the equity interests in Blue Hat Fujian.

Irrevocable Commitment Letters

Pursuant to the irrevocable commitment letters, the shareholders of Blue Hat Fujian commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in Blue Hat Fujian and have no right to impose any impact on the daily managing duties of Blue Hat Fujian, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of Blue Hat Fujian will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letters are irrevocable and shall not be withdrawn without the consent of Blue Hat WFOE.

Based on the foregoing contractual arrangements, which grant Blue Hat WFOE effective control of Blue Hat Fujian and enable Blue Hat WFOE to receive all of their expected residual returns, we account for Blue Hat Fujian as a VIE. Accordingly, we consolidate the accounts of Blue Hat Fujian for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the SEC, and ASC 810-10, Consolidation.

On July 30, 2019, we completed our initial public offering, and since July 26, 2019, our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “BHAT”.

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009. Our telephone number is 86-592-228-0081. Our registered office in the Cayman Islands is located at the offices of Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website located at http://www.irbluehatgroup.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

We have not had any material commitments for capital expenditures for the last three financial years.

B. Business Overview

We are a producer, developer and operator of augmented reality, or AR, interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience. By leveraging our strong technological capabilities and infrastructure, we believe we are able to deliver a superior user experience and conduct our operations in a highly efficient manner.

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of December 31, 2019, we had 199 authorized patents, 37 patents pending in various stages of the application process, 13 applications for PCT international patents and 1 authorized patent for PCT international patents, and 37 patents pending in various stages of the application process. As of December 31, 2019, we also had 645 copyrights of art work, 29 software copyrights and 95 registered trademarks.

We strive to create an engaging, interactive and immersive community for users of our products. The majority of our users are among the young Chinese generation between the ages of 3 and 23, although many of our products appeal to users outside of this demographic. We intend to further penetrate the Chinese market with new products that will target users ages 14 and above. Specifically, our strategies include marketing Fidolle, a ball-jointed “smart doll”, and QI, a gaming and entertainment platform designed for both family home use and amusement arcades. We believe our high-quality content is a magnet for users with common interests to connect, interact and share their passions on our platform, which helps to cultivate a strong sense of belonging, effectively strengthening our user retention.

Our products resemble traditional children’s toys - including cars, ladybugs, picture books, and dolls - which are enabled with wireless technology to facilitate a broad variety of interactive functions. The interactive functionality of our products broadens the user experience, creates a communicative environment, and facilitates an ongoing relationship between us and our end users and between our end users and our products. We believe such an immersive entertainment experience allows our users to build strong emotional connections to our products, resulting in our products typically having longer life cycles than traditional toys.

Our proprietary technology, product research and development, marketing channels and brand operation are the cornerstones of our business. We focus on the combination of “online” and “offline” activity and the interaction between “entertainment” and “product” to create a high-tech entertainment platform combining mobile games and AR. With the help of computer graphics and visualization technologies, we are able to accurately “place” virtual objects into the physical world, thus creating a new and stimulating visual environment for our users.

For information on our financial performance, see “Item 5.A. Operating Results.”

Our Products

We currently offer the following primary AR interactive product lines: AR Racer, AR Crazy Bug (previously named “AR Need a Spanking”), AR 3D Magic Box, AR Dinosaur, “Talking Tom and Friends” Bouncing Bubble, and Immersive Education Classes.

AR Racer

AR Racer is a car-racing mobile game played using a physical toy car stuck onto the user’s mobile device screen using non-adhesive materials. Blue Hat’s photosensitive recognition technology allows the toy car to be used as a controller, so that users can virtually race one another via the simulated racing track, as well as engage in individual races.

AR Crazy Bug (previously named “AR Need a Spanking”)

AR Crazy Bug is an exciting combat game played using a ladybug-shaped electronic toy. Blue Hat’s infrared induction technology allows the user to control the toy’s movement via their mobile device for game play in battle dynamics, while simultaneously moving the toy in reality. The mobile device shows virtual enemies while also capturing the position of the toy in the real world, allowing the user to approach or escape its combatants.

AR 3D Magic Box

AR 3D Magic Box has the unique ability to transport children’s drawings into diverse backgrounds, giving the user a discovery-based experience. AR 3D Magic Box uses AR recognition technology to allow children to draw shapes or objects onto a physical card while the mobile game captures the drawings and animates them onto a set background, for example, under the sea.

AR Dinosaur

AR Dinosaur is an educational toy that comes in a variety of five different types of dinosaur, each of which has their own personality and emotions. Through interacting with the toy and its accompanying mobile app, children can learn a wealth of information about dinosaurs. The product comes with five physical “AR cards”, which when placed under the toy will activate its AR features.

“Talking Tom and Friends” Bouncing Bubble

Bouncing Bubble is a product designed using environmentally-friendly and toxic-free liquid, allowing for larger, stronger bubbles that won’t easily pop. Children can bounce these bubbles using a paddle or gloves as if they were ping pong balls. The new “Talking Tom and Friends” Bouncing Bubble product range features images of characters from the universe of the globally renowned “Talking Tom and Friends” media franchise.

Immersive Education Classes

Immersive Education Classes is Blue Hat’s range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China’s preschools, including “Smart Screen Immersive Education Classes”, “Smart Immersive Physical Education Classes” and “Smart Immersive Cognitive Education Classes.” The three products are suitable for different teaching scenarios, and can be used independently or together with one another to promote children’s overall development.

“Smart Screen Immersive Education Classes” use a projector to cast education-related content and games onto the classroom wall. Activities featured within the product aim to improve students’ hand-eye coordination and analytical abilities, and students are guided by teachers trained in the product’s use. After students have completed a task, their results are shown on the screen and specific feedback for improvement is provided.

“Smart Immersive Physical Education Classes” integrate a projector and motion-capture system to project activities and games onto the floor of the teaching area. Students who participate in activities are required to imitate movements and react in time, while competing or coordinating with others for the best score. Data is analyzed simultaneously for each student, with feedback, including scores and suggestions for improvement, that can be reviewed by teachers and parents. All activities are carefully guided by teachers trained in the product’s use.

“Smart Immersive Cognitive Education Classes” offer a wide variety of AR-enabled tasks designed to exercise the cognitive abilities of children between the ages of three and six years old by projecting images and activities onto a classroom tabletop. As the images projected on the tabletop react to children’s movements, they can learn for themselves, with feedback, including scores and suggestions for improvement, projected onto the table after completion. A tabletop can be used by up to six children at one time, supporting both independent learning and group activities or competitions. The product’s content has been designed by our in-house team of educational experts and all activities are carefully guided by teachers trained in the product’s use.

Sales and Marketing

Our marketing operations consist of a planning department, a sales department, an e-commerce department and a product department. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television, thus increasing our brand awareness.

We have an experienced sales team with more than 35 staff members, many of which have several years of sales experience. Currently, our sales are primarily derived from developed eastern regions of China such as Jiangsu and Zhejiang. We intend to expand into more diverse regions of China in an effort to increase our market share. Currently, we have four subsidiaries located in Chongqing, Hunan, Fujian and Shenyang, responsible for sales and marketing.

We intend to continue building our salesforce and enhancing our sales power. We plan to penetrate the market further through our physical presence in stores and our e-commerce platforms. We also plan to establish flexible and diversified sales channels. For sales in China, we plan to continue to use distributors and our sales team will engage e-commerce channels. We also intend to continue to partner with provincial Chinese distributors to expand both our online and offline sales channels and to further infiltrate sales regions.

We believe that the key factors influencing our sales patterns are as follows:

●	Consumer Groups – We believe that China’s extensive population base demonstrates the market potential in China. We believe that demand for AR interactive toys will continue to expand as China’s population continues to grow.

●	Consumption Patterns and Consumption Habits – We believe that the development and increasing popularity of mobile payment systems and applications, internet and e-commerce shopping, along with the rapid growth of the Chinese social economy have greatly impacted the consumption patterns of Chinese society. Increased consumption habits of the general public allow for significant growth of AR products as people are more likely to spend money on entertainment, particularly entertainment that operates on the same wireless technology platforms as their computers and mobile devices, such as our products.

●	Seasonal Factors – The majority of our sales typically occur in the second half of the year during traditional Chinese holidays due to promotional activities and increased sales that typically accompany holiday shopping.

Our long-term branding development plan centers around brand recognition and increasing our brand awareness through the use of branding strategies such as market surveys, series designs and after-sales investigations. Our goal is to obtain a thorough understanding of user preferences and purchasing trends in order to increase confidence in our product quality, heighten brand loyalty, and increase the overall value of our brand. We intend to alter our product designs to meet consumers’ needs and adjust to market changes accordingly.

As discussed, we are in the process of expanding our brand to physical experience stores in order to engage consumers, create user loyalty and introduce new users to our products. We are leveraging our experience and insight into traditional toy and gaming industries and our strength in AR technologies to build experience stores that provide customers with a variety of AR interactive activities, as well as a location to purchase AR interactive toys.

Product Quality

We emphasize the importance of quality and safety in our products throughout our product life cycle. During the product development stage, our specialized quality control engineers submit sample products for inspection before the products leave our on-site studio. Each product design also undergoes stringent tests for sample confirmation and material selection before any orders are placed with suppliers. All product changes are repeatedly tested repeatedly and fully verified before production is altered accordingly.

Our manufacturers are selected based on their productivity and are then evaluated based on our production requirements, including management needs, technical skills, file management, quality control, and company size. After a supplier is examined and confirmed by each of our relevant departments, it will be included in our supplier directory. We also conduct field assessments of our long-term suppliers from time to time.

Our products also undergo a series of quality inspections throughout the manufacturing process, including material confirmation, initial workpiece inspection, process inspection and delivery inspection. All of our products currently comply with China 3C standards, China’s toy industry safety standards, as revised on January 1, 2016 by GB6675-2003 National Toy’s Safety Technical Specifications, and the American Society for Testing and Materials standards.

Intellectual Property

The core of our business is our proprietary technology. As a result, we strive to maintain a robust intellectual property portfolio. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark, and copyright protection for our proprietary technologies. As of December 31, 2019, we had 199 authorized patents, 37 patents pending in various stages of the application process, 13 applications for PCT international patents, 1 authorized patent for PCT international patents, and 37 patents pending in various stages of the application process. As of December 31, 2019, we also had 645 copyrights of art work, 29 software copyrights and 95 registered trademarks.

Research and Development

We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 49 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 28 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 21 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

Our research and development process for a new or enhanced product typically starts with our research and development team brainstorming with our marketing and sales team to create new ideas and designs containing popular elements. Our marketing and sales team will gather information about the market demand from distributors through exhibitions that they attend. Our marketing and sales team and our research and development team will hold meetings to discuss and summarize the information and determine which potential products they expect to be popular among existing and new customers. Our research and development team will then determine the feasibility of the proposed new products. From time to time, our research and development team will generate ideas for new products from a technological perspective and communicate such ideas with the marketing and sales team. These ideas are then presented to our senior management team for approval. If the proposal is approved by senior management, the company will officially establish the project of developing the new product.

Our standard research and development cycle per product is approximately eight months. Initial product development usually takes two to three months in order to produce quality product samples. For product samples put into production, it usually takes an additional four to eight months for further development and design.

Our research and development department is currently focusing on the further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology. We have invested, and will continue to invest, substantial resources in our research and development activities, including technology and game development.

Competition

Our business is characterized by innovation, rapid change and disruptive technology. We compete with AR interactive toy companies located around the world, and we may also face competition from new and emerging companies, including new competitors from the PRC. We consider our principal competitors to be those companies that provide educational AR game products to the market, including Shanghai Putao Technology Co., Ltd. and Sphero, Inc. We also compete with Nintendo of America Inc.’s amiibo product line.

Compared to our company, our current and potential competitors may have:

●	better established credibility and market reputations, longer operating histories, and broader product offerings;

●	significantly greater financial, technical, marketing and other resources, which may allow them to pursue design, development, manufacturing, sales, marketing, distribution and service support of their products;

●	more extensive customer and partner relationships, which may position them to identify and respond more successfully to market developments and changes in customer demands; and

●	multiple product offerings, which may enable them to offer bundled discounts for customers purchasing multiple products or other incentives that we cannot match or offer.

The principal competitive factors in our market include:

●	brand recognition and reputation;

●	ability to build customer loyalty, retain existing users and attract new users;

●	continually-evolving innovation and research and development; and

●	the performance and reliability of products and platforms.

We believe we compete favorably with respect to the factors described above.

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on February 26, 2010 and became effective as of April 1, 2010, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on August 30, 2013 and became effective on May 1, 2014, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on December 27, 2008, and was most recently amended on December 27, 2008 and became effective on October 1, 2009, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Administrative Measures on Internet Domain Names of China, which was recently amended by the Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer, and the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

Legal Regulations on Labor Protection in the PRC

According to the Labor Law of the PRC, or the Labor Law, which was promulgated by the Standing Committee of the NPC on July 5, 1994, came into effect on January 1, 1995, and was most recently amended on December 29, 2018, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law of the PRC, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day, regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that concludes upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts concluded prior to the enactment of the Labor Law and subsisting within the validity period thereof shall continue to be honored. With respect to a circumstance where a labor relationship has already been established but no formal written contract has been made, a written labor contract shall be entered into within one month from the commencement date of the employment.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on October 28, 2010, and became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance.

According to the Interim Measures for Participation in the Social Insurance System by Foreigners Working within the Territory of China, which was promulgated by the Ministry of Human Resources and Social Security on September 6, 2011, and became effective on October 15, 2011, employers who employ foreigners shall participate in the basic pension insurance, unemployment insurance, basic medical insurance, occupational injury insurance, and maternity leave insurance in accordance with the relevant law, with the social insurance premiums to be contributed respectively by the employers and foreigner employees as required. In accordance with such Interim Measures, the social insurance administrative agencies shall exercise their right to supervise and examine the legal compliance of foreign employees and employers and the employers who do not pay social insurance premiums in conformity with the laws shall be subject to the administrative provisions provided in the Social Insurance Law and the relevant regulations and rules mentioned above.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB 10,000 to RMB 50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Legal Regulations on Tax in the PRC

Income Tax

In January 2008, the PRC Enterprise Income Tax Law took effect, which was last amended by the Standing Committee of the National People’s Congress on December 29, 2018. The PRC Enterprise Income Tax Law applies a uniform 25 percent enterprise income tax rate to both FIEs and domestic enterprises, except where tax incentives are granted to special industries and projects. The PRC Enterprise Income Tax Law defines “resident enterprise” as an enterprise established outside of the territory of China but with its “de facto management body” within China, which will also be subject to the 25% enterprise income tax rate. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts, and properties of an enterprise. Under the PRC Enterprise Income Tax Law and its implementation regulations, dividends generated from the business of a PRC subsidiary after January 1, 2008, and payable to its foreign investor may be subject to a withholding tax rate of 10 percent if the PRC tax authorities determine that the foreign investor is a Non-resident Enterprise, unless there is a tax treaty with China that provides for a preferential withholding tax rate. Distributions of earnings generated before January 1, 2008, are exempt from PRC withholding tax.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOF and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018.

Furthermore, according to the Trial Scheme for the Conversion of Business Tax to Value-added Tax, which was promulgated by the MOF and the SAT, the PRC began to launch taxation reforms in a gradual manner in January 1, 2012, whereby the collection of value-added tax in lieu of business tax items was implemented on a trial basis in regions showing significant radiating effects in economic development and providing outstanding reform examples, beginning with production service industries such as transportation and certain modern service industries.

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value-added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

Regulations on Foreign Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules, as amended, and various regulations issued by SAFE and other relevant PRC government authorities, Renminbi is freely convertible to the extent of current account items, such as trade related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, unless expressly exempted by laws and regulations, still require prior approval from SAFE or its provincial branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside of the PRC. Payments for transactions that take place within the PRC must be made in Renminbi. Foreign currency revenues received by PRC companies may be repatriated into China or retained outside of China in accordance with requirements and terms specified by SAFE.

Dividend Distribution

Wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, these FIEs may not pay dividends unless they set aside at least 10 percent of their respective accumulated profits after tax each year, if any, to fund certain reserve funds, until such time as the accumulative amount of such fund reaches 50 percent of the enterprise’s registered capital. In addition, these companies also may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations Relating to Foreign Exchange Registration of Overseas Investment by PRC Residents

Circular 37, issued by SAFE and effective on July 4, 2014, regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing and conduct round trip investment in China. Under Circular 37, a SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing FIEs to obtain the ownership, control rights and management rights. Circular 37 requires that, before making contribution into a SPV, PRC residents or entities are required to complete foreign exchange registration with the SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch.

PRC residents or entities who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of the Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change in the registered SPV, such as any change of basic information (including change of such PRC “resident’s name” and operation term), increases or decreases in investment amounts, transfers or exchanges of shares, or mergers or divisions. Failure to comply with the registration procedures set forth in Circular 37, or making misrepresentation on or failure to disclose controllers of a FIE that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant FIEs, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations. On February 13, 2015, SAFE further promulgated the Circular on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. This SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing.

On March 30, 2015, the SAFE promulgated Circular 19, which came into effect on June 1, 2015. According to Circular 19, the foreign exchange capital of FIEs shall be subject to the Discretional Foreign Exchange Settlement. The Discretional Foreign Exchange Settlement refers to the foreign exchange capital in the capital account of a FIE for which the rights and interests of monetary contribution has been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the FIE. The proportion of Discretional Foreign Exchange Settlement of the foreign exchange capital of a FIE is temporarily determined to be 100%. The Renminbi converted from the foreign exchange capital will be kept in a designated account and if a FIE needs to make further payment from such account, it still needs to provide supporting documents and go through the review process with the banks.

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOF and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign- invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may only be made when approval by or registration with the MOFCOM or its local counterpart is obtained.

Regulations Relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The latest version of the Catalogue became effective from July 28, 2017, which was partially abolished by Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018). The Catalogue divides industries into three categories in terms of foreign investment: “encouraged”, “restricted” and “prohibited.” The purpose of the Catalogue is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a WFOE. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a WFOE if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment.

On June 28, 2018, the National Development and Reform Commission and Ministry of Commerce promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2018), which took effect on July 28, 2018. The Special Administrative Measures (Negative List) for Foreign Investment Access specified in the Catalogue of Industries for Foreign Investment (Revision 2017) issued by the National Development and Reform Commission and the Ministry of Commerce on June 28, 2017 are repealed simultaneously, while the Catalogue is still valid.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. Because the “negative list” has yet to be published, it is unclear whether it will differ from the current Special Administrative Measures for Market Access of Foreign Investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December, 29 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

Our PRC operating subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Laws and Regulations on the Protection of Consumer Rights and Interests

Business operators in the business of supplying and selling manufactured goods or services to consumers, shall comply with the Law of the PRC on the Protection of Consumer Rights and Interests (the “Consumer Rights Protection Law”) promulgated by the SCNPC on October 31, 1993, and effective as of January 1, 1994, and revised on August 27, 2009 and October 25, 2013.

According to the Consumer Rights Protection Law, business operators must ensure that the goods or services provided by them meet the requirements for safeguarding personal and property safety. For goods and services that may endanger personal and property safety, consumers should be provided with a true description and an explicit warning, as well as a description and indication of the proper way to use the goods or accept the services and the methods of preventing the occurrence of a hazard. If the goods or services provided by the business operators cause personal injuries to consumers or third parties, the business operators shall compensate the injured parties for their losses.

Contract Law

All of our contracts are subject to the PRC contract law. Under PRC contract law, a natural person, legal person or other legally established organization shall have full capacity of civil right and civil conduct while entering into a contact. Except as otherwise required by other laws and regulations, the formation, validity, performance, modification, assignment, termination, and liability for breach of a contract are stipulated by PRC contract law. A contracting party who failed to perform or failed to fulfill its contractual obligation shall bear the responsibility of a continued duty to perform or to provide remedies and compensation as provided by PRC laws.

Product Quality Law

Pursuant to Product Quality Law of the PRC, promulgated on September 1, 1993 and amended in 2000, 2009 and 2018 respectively, producing or selling products that do not meet the standards or requirements for safeguarding human health or that constitute unreasonable threats to the safety of human life or property is prohibited. Where a defective product causes physical injury to a person or damage to his/her property, the injured party may claim compensation against the manufacturer or the distributor of such product.

Where any person produces or sells products that do not comply with the relevant national or industrial standards for safeguarding human health or constitute unreasonable threats to the safety of human life or property, the relevant authority will order the specific manufacturer or distributor to suspend the production or sale of defective products, confiscate the products produced or for sale, and impose a fine in an amount of up to three times the value of the defective products. Where illegal earnings were made or were involved, the relevant earnings will be confiscated accordingly. If the breach of regulation is serious, the business license of the relevant manufacturer and distributor may be revoked. If the relevant activities constitute a crime, the offender may be prosecuted.

PRC Laws and Regulations Relating to Advertising Business

The State Administration for Industry and Commerce, or SAI, is the primary governmental authority regulating advertising activities in China. The Advertisement Law of the PRC, which was most recently amended on October 26, 2018, the Administrative Regulations for Advertising, effective as of December 1, 1987, and the Administrative Provisions on Registration of Publishing of Advertisements, effective as of December 1, 2016 are the relevant regulations that apply to advertising businesses.

According to the above laws, regulations and rules, a company engaged in advertising activities must obtain, from the SAIC or its local branches, a business license that specifically includes operating an advertising business in its business scope. Failure to do so may lead to orders to rectify, fines and other penalties. An enterprise engaging in advertising not need to apply for registration of releasing advertisement, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or regulations. A radio station, television station, newspaper, magazine publisher or any other entity otherwise specified in the relevant laws or regulations may be subject to penalties, including fines, confiscation of advertising income and orders to rectify if it conducts advertising releasing activities without completing the required registration. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. Foreign investors are permitted to own all equity interests in PRC advertising companies.

Regulations on Toy Recall System

Pursuant to Article 3 of the Regulations on the Administration of Recall of Children’s Toys (Order No. 101 of the State Administration of Quality Supervision, Inspection and Quarantine), the term “children’s toys” refers to products processed, sold, and designed or intended for children under 14 years of age to play. “Defects” referred to in the Regulations on the Administration of Recall of Children’s Toys refer to unreasonable dangers that are common in certain batches, models or categories of children’s toys and that endanger children’s health and safety due to design, production, instructions and other reasons. The term “recall” in the Regulations on the Administration of Recall of Children’s Toys refers to a situation in which manufacturers and distributors must recall defective toys in accordance with prescribed procedures and requirements. The producer or the sellers organized by the producer can effectively prevent and eliminate the damage caused by defects by supplementing or amending the consumption instructions, returning goods, changing goods, repairing goods, and so on.

Article 12 of the Regulations on the Administration of Recall of Children’s Toys stipulates that producers shall strengthen the management of information concerning the design of children’s toys, the purchase of raw materials, the production and sale of toys and the labeling of products, as well as consumer complaints, product injury accidents, product injury disputes and recalls of products abroad, and establish and improve relevant information archives. Article 13 of the Regulations on the Administration of Recall of Children’s Toys stipulates that sellers shall strengthen the management of children’s toys, information management such as purchasing and sales, and proper preservation of consumer complaints, product injury accidents, product injury disputes and other information files.

Article 14 of the Regulations on the Administration of Recall of Children’s Toys states that where the producer is aware that the children’s toy provided by him may be defective, the defect investigation shall be commenced immediately to confirm whether there is a defect.

Article 19 of the Regulations on the Administration of Recall of Children’s Toys states that where a defect in a children’s toy is confirmed by investigation, a risk assessment shall be made on the basis of the possibility, extent and scope of the damage to the child’s health and safety caused by the defect in the child’s toy, and a recall shall be carried out according to the result of the risk assessment.

Children’s Toy Recall Information and Risk Assessment Management Method

Children’s Toy Recall Information and Risk Assessment Management Method was formulated pursuant to the provisions of the Administrative Provisions on the Recall of Children’s Toys, promulgated and enforced as of January 31, 2008. This method is formulated for the purposes of scientifically and orderly managing the defect investigation and risk assessment of children’s toys. The Defective Products Management Center of State Administration of Quality Supervision, Inspection and Quarantine is in charge of the routine management of children’s toys recall, and mainly assists the State Administration of Quality Supervision, Inspection and Quarantine to establish and maintain information system for recall management, to organize expert database, to select testing and experimental institution, organizing defect investigation and risk assessment, etc. In the event of children’s toys recall, its basic information, consumers’ complaints, injury accidents, injury disputes and overseas recalls of its products, etc. shall be filed with the local quality supervision department by manufacturer in writing or electronically.

Law of the People’s Republic of China on Import and Export Commodity Inspection

Law on Import and Export Commodity Inspection became effective on August 1, 1989 for the first time, and was later revised and enforced on December 29, 2018. Law on Import and Export Commodity Inspection is the legal basis for inspection and supervision of import and export commodities. This law is formulated for the purposes of improving and regulating the inspection of import and export commodities, guaranteeing the quality of commodities, promoting the smooth development of China’s economic and trade relations with other countries. This law highlights the emphasis of inspection of import and export commodities, stipulates that commodity inspection agencies shall conduct compulsory inspection to import and export commodities which are listed in the Catalogue or required by other laws and regulations.

Law on Import and Export Commodity Inspection stipulates that import commodities subject to statutory inspection that have not been inspected must not be sold or used; export commodities subject to statutory inspection that have failed to pass the inspection must not be exported; packaging containers for dangerous export commodities shall apply for a test of the performance and use of such packaging containers, and no permission shall be granted for the export of dangerous commodities kept in packaging containers which have not passed the test. This Law applies to the management of 11 categories of import and export toy products, including soft toy, bamboo toy, plastic toy, ride-on toy, toy car, electric toy, paper toy, stationery like toy, soft modelling toy, ejecting toy and metal toy.

Implementation Regulations for the Law of the People’s Republic of China on Import and Export Commodity Inspection

Implementation Regulations for the Law of the People’s Republic of China on Import and Export Commodity Inspection was formulated pursuant to the provisions of the Law of the People’s Republic of China on Import and Export Commodity Inspection, adopted at the 101st executive meeting of the State Council on August 10, 2005 and effective as of December 1, 2005, later revised and enforced on March 2, 2019.

This regulation applies to the management of 11 categories of import and export toy products, including soft toy, bamboo toy, plastic toy, ride-on toy, toy car, electric toy, paper toy, stationery like toy, soft modelling toy, ejecting toy and metal toy.

Standardization Law of the People’s Republic of China

Standardization Law of the People’s Republic of China was passed by the fifth session of the Standing Committee of the Seventh National People’s Congress on December 29, 1988, and revised on November 4, 2017. This law is formulated for the purposes of developing socialist commodity economy, promoting scientific and technological advancement, improving the quality of products, adapting standardization work to the need for socialist modernization and external economic relationship development. This law applies to industrial product including toy product.

Regulations of the People’s Republic of China on Certification and Accreditation

Regulations of the People’s Republic of China on Certification and Accreditation became effective as of September 3, 2003, and was later revised on February 6, 2016. This regulation is formulated for the purposes of standardizing certification and accreditation, improving the quality of products and services and management standard. This regulation applies to all certification agencies, certification services and accreditation services in the PRC.

Administrative Regulations on Compulsory Product Certification

Administrative Regulations on Compulsory Product Certification was formulated pursuant to the provisions of the Regulations of the People’s Republic of China on Certification and Accreditation and other laws, regulations and relevant provisions of the State, was adopted by the General Administration of Quality Supervision, Inspection and Quarantine on July 3, 2009 and became effective as of September 1, 2009. For products that are subject to compulsory product certification, the PRC will unify the product catalogue (hereinafter referred to as catalogue), the compulsory requirements, standards and conformity assessment procedures for technical specifications, the certification marks. The particular products specified by the PRC may not be delivered, sold, imported or used in other business activities until they are certified and labeled with a certification mark. The product catalogue includes manufactured toy product.

GB 6675-2014

To guarantee the safety and quality of children’s toy, protect children’s health and safety, the Standardization Administration of the People’s Republic of China has revised GB 6675-2003 National Safety Technical Code for Toys and documented to GB 6675-2014 Safety of Toys National Standard 1-4 Parts, which were enforced as of January 1, 2016.

Four Mandatory National Standards are Part 1 of Safety of Toys: Basic Norm, Part 2 of Safety of Toys: Mechanical and Physical Properties, Part 3 of Safety of Toys: Flammability and <Part 4 of Safety of Toys: Migration of Specific Elements.

Since the date of enforcement, all toy products enter into Chinese mainland market shall meet the requirement of new Mandatory National Standards, and the old GB 6675-2003 National Safety Technical Code for Toys was invalidated with the enforcement of new Mandatory National Standards.

Measures for the Inspection, Supervision and Administration of Import and Export Toys

Measures for the Inspection, Supervision and Administration of Import and Export Toys was promulgated by the State Administration of Quality Supervision, Inspection and Quarantine on March 2, 2009 and became effective as of September 15, 2009 and was most recently amended by the General Administration of Customs of the PRC on November 23, 2018, which formulates the entry conditions of import and export toys, the inspection of import and export toys, the registration of export toys, and the supervision and legal liability of import and export toys. This measure applies to the enterprises engaged in the production and trade of import and export toys and the inspection and quarantine institutions. This measure is formulated for the purposes of regulating the inspection and supervision of import and export toys, strengthening the administration of import and export toys and protecting the human health and safety of consumers.

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $736,073 (RMB 5,000,000) ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited
Fujian Blue Hat Interactive Entertainment Technology Ltd.	● A PRC limited liability company

●      Incorporated on January 7, 2010

●      Registered capital of $4,697,526 (RMB 31,054,000)

	● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	VIE of Xiamen Duwei Consulting Management Co., Ltd.
Hunan Engaomei Animation Culture Development Co., Ltd.	● A PRC limited liability company

●      Incorporated on October 19, 2017

●      Registered capital of $302,540 (RMB 2,000,000)

	● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Shenyang Qimengxing Trading Co., Ltd.	● A PRC limited liability company

●      Incorporated on July 27, 2017

●      Registered capital of $302,540 (RMB 2,000,000)

	● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Chongqing Lanhui Technology Co. Ltd.	● A PRC limited liability company

●      Incorporated on January 25, 2018

●      Registered capital of $302,540 (RMB 2,000,000)

	● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Pingxiang Blue Hat Technology Co. Ltd.	● A PRC limited liability company

●      Incorporated on September 10, 2018

●      Registered capital of $302,540 (RMB 2,000,000)

	● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

D. Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 15,336 square feet of office space. We lease this space under a lease that terminates on January 9, 2022. We also lease 2,314 square feet of office space located at Room 402, Floor 4, Industrial Design Center, Cross-Straight Longshan Culture Creative Industry Park, No. 84 South Longshan Road, Siming District, Xiamen, China under a lease that terminates on January 5, 2022. In addition, we lease 23,343 square feet of factory space located at Building 3, Dong Wai Yi Road, East Industrial Park, Datong Road, Tongan District, Xiamen, China under a lease that terminates on December 19, 2022. In addition, we lease 5,166 square feet of office space located at Room 713-723, Floor 7, Building #34, District C, Fuzhou Software Park, No. 89 Software Avenue, Tong Pan Road, Fuzhou, China under a lease that terminates on July 24, 2022.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating results

Overview

We are a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. Our interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by our proprietary technology, we aim to create an engaging, interactive and immersive community for our users.

We have grown rapidly since our inception. We generate revenues primarily from sales of our interactive toys, specifically our animation and game series, and mobile games. Our total revenues increased by $5,302,951, or 28.6%, to $23,834,129 for the year ended December 31, 2019 as compared to $18,531,178 for the year ended December 31, 2018. Our total revenues increased by $4,386,284, or 31.0%, to $18,531,178 for the year ended December 31, 2018 as compared to $14,144,894 for the year ended December 31, 2017.

In an effort to capture a substantive share of the AR interactive toy market in China, we have increased our investment in the research and development of our AR interactive toys and games. Investment in research and development internally in the year ended December 31, 2019, 2018 and 2017 were $1,031,204, $286,842 and $355,730, respectively. We have collaborated with external developers in the AR interactive toys and games industry. As of December 31, 2019 and 2018, we prepaid approximately $4.4 million and $3.4 million to such developers for the development of more advanced technology for our AR interactive toys and games.

Key Factors that Affect Operating Results

Investment in technology and talent

We believe the key to success in the AR interactive toy market is research and development. We release new mobile applications annually, and intend to continue doing so, in an effort to extend the life cycle of our products. The advancement of our technology is critical as it enables us to retain and attract users. We must continue to innovate, develop and produce technologies in order to keep pace with the growth of our business and the industry. Therefore, we invest substantially in the research and development of AR interactive technologies. Our current research and development efforts are primarily focused on further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology.

Our ability to build our brand and expand our sales distribution channel

Our distribution channels include domestic distributors, e-commerce platforms, supermarkets and export distributors. 100% of our products sold in 2019 were sold domestically in China, and 98.4% of those products sold in China were generated from Chinese distributors. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television. Our revenue growth will be affected by our ability to effectively execute our shifting marketing strategies and expand our sales distribution channel through e-commence.

Our ability to expand our portfolio of products and business

We intend to pursue strategic acquisitions and investments in selective technologies and businesses that will enhance our technology capabilities, expand our offerings and increase our market penetration. We believe our strategic acquisition and investment strategy is critical for us to accelerate our growth and strengthen our competitive position. Our ability to identify and execute strategic acquisitions and investments will have an effect on our operating results.

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined from 7.6% in 2014, to 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018 and 6.1% in 2019. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to a decrease in the demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

The recent outbreak of COVID-19, which originated in Wuhan, China in December 2019, is a fluid and challenging situation facing all industries. If the COVID-19 outbreak is not effectively controlled in a short period of time, our business and results of operations could be adversely affected to the extent the COVID-19 outbreak continues to harm China, or the world economy generally, or otherwise harms the business of our customers, which in turn may have a negative impact on the demands for our services. Given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

Results of Operations

Comparison of Years Ended December 31, 2019 and December 31, 2018

	For the Years ended December 31,
	2019	2018	Change	Percentage Change
Revenues	$23,834,129	$18,531,178	$5,302,951	28.6%
Cost of revenues	(7,531,800)	(6,108,676)	(1,423,124)	23.3%
Gross profit	16,302,329	12,422,502	3,879,827	31.2%
Selling expenses	(928,680)	(759,647)	(169,033)	22.3%
General and administrative expenses	(4,860,189)	(3,058,548)	(1,801,641)	58.9%
Research and development	(1,031,204)	(286,842)	(744,362)	259.5%
Income from operations	9,482,256	8,317,465	1,164,791	14.0%
Other income, net	45,422	207,371	(161,949)	(78.1)%
Provision for income taxes	(453,724)	(605,428)	151,704	(25.1)%
Net income	$9,073,954	7,919,408	1,154,546	14.6%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, and mobile games. Total revenues increased by $5,302,951, or 28.6%, to $23,834,129 for the year ended December 31, 2019 as compared to $18,531,178 for the year ended December 31, 2018. The overall increase was primarily attributable to the increase of our sales of interactive toys – game series, offset by the decrease of our sales of interactive toys – animation series.

Our revenue from each of our revenue categories is as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Change (%)

Revenues
Interactive toys - animation series	$160,672	$522,638	$(361,966)	(69.3)%
Interactive toys - game series	21,152,258	16,896,944	4,255,314	25.2%
Mobile games	2,521,199	1,111,596	1,409,603	126.8%
Total revenues	$23,834,129	$18,531,178	$5,302,951	28.6%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series increased by $4.3 million or 25.2% from $16.9 million for the year ended December 31, 2018 to $21.2 million for the year ended December 31, 2019. This increase is a result of our business strategy to focus on higher profit margin products, and therefore shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margins, with an average gross profit percentage of 66.1% for the year ended December 31, 2019 as compared to interactive toys – animation series, which had an average gross profit percentage of 49.5%. As a result, we intend to focus on promoting our interactive toys - games series.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series decreased by $361,966 or 69.3% from $522,638 for the year ended December 31, 2018 to $160,672 for the year ended December 31, 2019. This increase is a result of our business strategy to shift away from interactive toys - animation series and towards interactive toys - game series, as interactive toys - games series generates higher profit margin. As a result, we intend to focus on promoting interactive toys - games series. The decrease in sales of interactive toys - animation series was also attributable to the decrease of export sales outside of the PRC which generally has a lower gross profit margin as compared to our PRC sales. We intend to promote more of our products in the PRC, and we believe that our mobile game platform will provide potential add-on revenues.

Mobile Games

Revenues from mobile games increased by $1.4 million or 126.8% from $1.1 million for the year ended December 31, 2018 to $2.5 million for the year ended December 31, 2019. This increase was a result of the popularity of our first mobile game “Quan Min Dou Yu”, which was launched in the fourth quarter of 2018 and received positive feedback from the market.

Cost of Revenues

Total cost of revenues increased by $1.4 million, or 23.3%, to $7.5 million for the year ended December 31, 2019 as compared to $6.1 million for the year ended December 31, 2018. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Change (%)

Cost of revenues
Interactive toys - animation series	$81,201	$379,069	$(297,868)	(78.6)%
Interactive toys - game series	7,160,508	5,612,915	1,547,593	27.6%
Mobile games	290,091	116,692	173,399	148.6%
Total cost of revenues	$7,531,800	$6,108,676	$1,423,124	23.3%

Our cost of revenues from interactive toys – game series increased by $1.5 million or 27.6% from $5.6 million for the year ended December 31, 2018 to $7.2 million for the year ended December 31, 2019. The increase in cost of revenues from interactive toys – game series is in line with our increase of revenues from interactive toys – game series as we shifted our business strategy to focus on higher profit margin products, our interactive toys – game series.

Our cost of revenues from interactive toys – animation series decreased by $297,868 or 78.6% from $379,069 for the year ended December 31, 2018 to $81,201 for the year ended December 31, 2019. The decrease in cost of revenues from interactive toys – animation series is in line with our decrease of revenues from interactive toys – animation series as we shifted our business strategy to focus on higher profit margin products, our interactive toys – game series.

Our cost of revenues from mobile games increased by $173,399 or 148.6% from $116,692 for the year ended December 31, 2018 to $290,091 for the year ended December 31, 2019. We implemented purchase options for virtual currency and/or virtual goods into our mobile game platform in late 2016. Players can purchase virtual goods in the mobile games, including characters, garments, tools and other accessories. We expected our mobile game revenue to fluctuate in 2018 and 2019 as our mobile game platform is in its early stages. As a result, the slight increase or fluctuation in our cost of mobile game revenues is within our expectations.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31, 2019	For the Year ended December 31, 2018	Change	Change (%)

Interactive toys - animation series
Gross profit	$79,471	$143,569	$(64,098)	(44.6)%
Gross margin	49.5%	27.5%	22.0%

Interactive toys - game series
Gross profit	$13,991,750	$11,284,029	$2,707,721	24.0%
Gross margin	66.1%	66.8%	(0.7)%

Mobile games
Gross profit	$2,231,108	$994,904	$1,236,204	124.3%
Gross margin	88.5%	89.5%	(1.0)%

Total
Gross profit	$16,302,329	$12,422,502	$3,879,827	31.2%
Gross margin	68.4%	67.0%	1.4%

Our gross profit increased by $3.9 million, or 31.2%, to $16.3 million for the year ended December 31, 2019 from $12.4 million for the year ended December 31, 2018. The increase in gross profit is primarily due to the significant increase in revenues as a result of increased sales of the interactive toys – game series business line. This series of products generally has a higher gross profit percentage as compared to our other products.

For the year ended December 31, 2019 and 2018, our overall gross profit percentage was 68.4% and 67.0%, respectively. The increase in gross profit percentage was primarily due to the increase of revenues from our interactive toys – game series, which contributed 88.7% of our total revenues with a gross profit percentage of 66.1% for the year ended December 31, 2019 as compared to the year ended December 31, 2018 where our interactive toys – game series contributed 91.2% of our total revenues. During the year ended December 31, 2019, our interactive toys – animation series contributed 0.7% of our total revenues with a gross profit percentage of 49.5% as compared to 27.5% for interactive toys – game series for the same period.

Gross profit percentage for our interactive toys – game series was 66.1% and 66.8% for the year ended December 31, 2019 and 2018, respectively.

Gross profit percentage for our interactive toys – animation series was 49.5% and 27.5% for the year ended December 31, 2019 and 2018, respectively. Because the gross profit percentage of the e-commerce channel in the sales channel of our interactive toys – animation series is higher than that of the distribution channel. The increase of gross profit percentage was mainly attributable to the increase of proportion of e-commerce channel sales in the sales of interactive toys – animation series.

Operating Expenses

Total operating expenses increased by $2.71 million or 66.1% from $4.11 million for the year ended December 31, 2018 to $6.82 million for the year ended December 31, 2019. The increase is mainly attributable to the $0.17 million increase in selling expenses, the $1.8 million increase in general and administrative (“G&A”) expenses, and the $0.74 million increase in research and development (“R&D”) expenses for the year ended December 31, 2019 as compared to the year ended December 31, 2018.

The $1.8 million increase in G&A expenses is mainly attributable to the professional expenses associated with our initial public offering.

The $0.74 million increase in R&D expenses is mainly attributable to management efforts in efficiency and cost control of our R&D expenses. This increase was primarily a result of research and development to develop a smart preschool platform, including a range of immersive educational products and AR interactive toys (game series).We remain committed to the innovation, development and production of technologies in order to keep pace with the growth of our business and the industry. In addition to our existing internal R&D team, we plan to begin outsourcing our external R&D teams to develop cutting-edge technologies.

Other income, net

Total other income, net decreased by $161,949 or 78.1% from $207,371 for the year ended December 31, 2018 to $45,422 for the year ended December 31, 2019. The decrease in total other income, net was due to a $218,372 decrease in interest income from short term deposits.

Income tax expense

Our income tax expense amounted to $453,724 and $605,428 for the year ended December 31, 2019 and 2018, respectively. The $151,704 decrease is due to concessional tax rate granted by the local government, Blue Hat Fujian obtained the “high-tech enterprise” tax status, which reduced its statutory income tax rate from 25% in 2018 to 15% in 2019. In addition, in 2018 and 2019, the Chinese tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by using 10% of gross revenue as tax basis to apply its 25% tax rate from 2018 to December 2019. Tax savings for the years ended December 31, 2019, 2018 and 2017 amounted to $ 2,256,051, $1,687,004 and $636,796, respectively.

Net income

Our net income increased by $1.2 million, or 14.6%, to $9.1 million for the year ended December 31, 2019, from $7.9 million for the year ended December 31, 2018. Such change was the result of the combination of the changes as discussed above.

Comparison of Years Ended December 31, 2018 and December 31, 2017

	For the Years ended December 31,
	2018	2017	Change	Percentage Change
Revenues	$18,531,178	$14,144,894	$4,386,284	31.0%
Cost of revenues	(6,108,676)	(5,300,087)	(808,589)	15.3%
Gross profit	12,422,502	8,844,807	3,577,695	40.4%
Selling expenses	(759,647)	(629,424)	(130,223)	20.7%
General and administrative expenses	(3,058,548)	(1,915,195)	(1,143,353)	59.7%
Research and development	(286,842)	(355,730)	68,888	(19.4)%
Income from operations	8,317,465	5,944,458	2,373,007	39.9%
Other income, net	207,371	135,709	71,662	52.8%
Provision for income taxes	(605,428)	(955,194)	349,766	(36.6)%
Net income	$7,919,408	$5,124,973	$2,794,435	54.5%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, and mobile games. Total revenues increased by $4,386,284, or 31.0%, to $18,531,178 for the year ended December 31, 2018 as compared to $14,144,894 for the year ended December 31, 2017. The overall increase was primarily attributable to the increase of our sales of interactive toys – game series, offset by the decrease of our sales of interactive toys – animation series.

Our revenue from each of our revenue categories is as follows:

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change	Change (%)

Revenues
Interactive toys - animation series	$522,638	$1,060,330	$(537,692)	(50.7)%
Interactive toys - game series	16,896,944	12,956,130	3,940,814	30.4%
Mobile games	1,111,596	128,434	983,162	765.5%
Total revenues	$18,531,178	$14,144,894	$4,386,284	31.0%

Interactive Toys - Game Series

Revenues from sales of interactive toys — game series increased by $3.9 million, or 30.4%, from $13.0 million for the year ended December 31, 2017 to $16.9 million for the year ended December 31, 2018. This increase is a result of our business strategy to focus on higher profit margin products, and therefore shift away from interactive toys — animation series and towards interactive toys — game series, as interactive toys — games series generates higher profit margins, with an average gross profit percentage of 66.8% for the year ended December 31, 2018 as compared to interactive toys — animation series, which had an average gross profit percentage of 27.5% for the same period. As a result, we intend to focus on promoting our interactive toys — games series.

Interactive Toys - Animation Series

Revenues from sales of interactive toys — animation series decreased by $0.5 million, or 50.7%, from $1.1 million for the year ended December 31, 2017 to $0.5 million for the year ended December 31, 2018. This decrease is a result of our business strategy to shift away from interactive toys — animation series and towards interactive toys — game series, as interactive toys — games series generates higher profit margins, with an average gross profit percentage of 66.8% for the year ended December 31, 2018 as compared to interactive toys — animation series, which had an average gross profit percentage of 27.5% for the same period. As a result, we intend to focus on promoting our interactive toys — games series. The decrease in sales of interactive toys — animation series was also attributable to the decrease of export sales outside of the PRC which generally has a lower gross profit margin as compared to our PRC sales. We intend to promote more of our products in the PRC, and we believe that our mobile game platform will provide potential add-on revenues.

Mobile Games

Revenues from our mobile game revenues increased by $1.0 million, or 765.5%, from $128,000 for the year ended December 31, 2017 to $1.1 million for the year ended December 31, 2018. This increase is a result of the implementation of purchase options for virtual currency and/or virtual goods into our mobile game platform and the addition of another mobile game in a third party gaming platform. We implemented purchase options for virtual currency and/or virtual goods into our mobile game platform in late 2016. Players can purchase virtual goods in the mobile games, including characters, garments, tools and other accessories. In addition, in September 2018, we added another mobile game in a third party gaming platform. As a result, our mobile game revenues increased in 2018.

Cost of Revenues

Total cost of revenues increased by $0.8 million, or 15.37%, to $6.1 million for the year ended December 31, 2018 as compared to $5.3 million for the year ended December 31, 2017. This increase is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change	Change (%)

Cost of revenues
Interactive toys - animation series	$379,069	$653,118	$(274,049)	(42.0)%
Interactive toys - game series	5,612,915	4,627,337	985,578	21.3%
Mobile games	116,692	19,632	97,060	494.4%
Total cost of revenues	$6,108,676	$5,300,087	$808,589	15.3%

Our cost of revenues from interactive toys — game series increased by $1.0 million, or 21.3%, from $4.6 million for the year ended December 31, 2017 to $5.6 million for the year ended December 31, 2018. The increase in cost of revenues from interactive toys — game series is in line with our increase of revenues from interactive toys — game series as we shifted our business strategy to focus on higher profit margin products, our interactive toys — game series.

Our cost of revenues from interactive toys — animation series decreased by $0.3 million, or 42.0%, from $0.7 million for the year ended December 31, 2017 to $0.4 million for the year ended December 31, 2018. The decrease in cost of revenues from interactive toys — animation series is in line with our decrease of revenues from interactive toys — animation series as we shifted our business strategy to focus on higher profit margin products, our interactive toys — game series.

Our cost of revenues from mobile games increased by $97,060, or 494.4%, from $19,632 for the year ended December 31, 2017 to $0.1 million for the year ended December 31, 2018. We implemented purchase options for virtual currency and/or virtual goods into our mobile game platform in late 2016. Players can purchase virtual goods in the mobile games, including characters, garments, tools and other accessories. We expected our mobile game revenue to fluctuate in 2017 and 2018 as our mobile game platform is in its early stages. As a result, the increase or fluctuation in our cost of mobile game revenues is within our expectations.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31, 2018	For the Year ended December 31, 2017	Change	Change (%)

Interactive toys - animation series
Gross profit	$143,569	$407,212	$(263,643)	(64.7)%
Gross margin	27.5%	38.4%	(10.9)%

Interactive toys - game series
Gross profit	$11,284,029	$8,328,793	$2,955,236	35.5%
Gross margin	66.8%	64.3%	2.5%

Mobile games
Gross profit	$994,904	$108,802	$886,102	814.4%
Gross margin	89.5%	84.7%	4.8%

Total
Gross profit	$12,422,502	$8,844,807	$3,577,695	40.4%
Gross margin	67.0%	62.5%	4.5%

Our gross profit increased by $3.6 million, or 40.5%, to $12.4 million during the year ended December 31, 2018, from $8.8 million for the year ended December 31, 2017. The increase in gross profit was primarily due to the significant increase in revenues as a result of increased sales of the interactive toys — game series business line. This series of products generally has a higher gross profit percentage as compared to our other products.

For the years ended December 31, 2018 and 2017, our overall gross profit percentage was 67.0% and 62.5%, respectively. The increase in gross profit percentage was primarily due to the increase of revenues from our interactive toys — game series, which contributed 91.2% of our total revenues with a gross profit percentage of 66.8% for the year ended December 31, 2018 as compared to the year ended December 31, 2017, where our interactive toys — game series contributed 91.6% of our total revenues with a gross profit percentage of 64.3%.

Gross profit percentage for our interactive toys — game series was 66.8% and 64.3% for the years ended December 31, 2018 and 2017, respectively. The increase of gross profit percentage was mainly attributable to the 2018 reduction of the VAT rate from 17% to 16%. Because our customers are paying the same price for our products as they did when the higher VAT rate was included in the price, our gross profit percentage increased by 2.5%.

Gross profit percentage for our interactive toys — animation series was 27.5% and 38.4% for the years ended December 31, 2018 and 2017, respectively. The decrease of gross profit percentage was mainly attributable to a certain export tax credit that we normally receive in the year ended December 31, 2017, but did not get approved and refunded for in the year ended December 31, 2018, as the majority of our interactive toys — animation series sales are mainly exported outside of the PRC market, thus driving down gross profit percentage during the year ended December 31, 2018 as compared to the same period in 2017 by 10.9%.

Operating Expenses

Total operating expenses increased by $1.2 million, or 41.5%, from $2.9 million during the year ended December 31, 2017 to $4.1 million during the year ended December 31, 2018. This increase was mainly attributable to the $0.1 million decrease in selling expenses, the $1.1 million increase in general and administrative, or G&A, expenses, and the $69,000 decrease in research and development, or R&D, expenses for the year ended December 31, 2018 as compared to the year ended December 31, 2017.

The $0.1 million increase in selling expenses was primarily attributable to (i) a $0.4 million increase in salary and benefit expenses in our sales department, as we have increased our sales personnel to expand our marketing and promotional activities. This increase is offset by (i) the $0.2 million decrease in advertising publication fees and (ii) the $0.1 million decrease in product packaging fees.

The $1.1 million increase in G&A expenses was primarily attributable to (i) the $0.4 million increase in professional fees as we had incurred fees in connection with this offering, (ii) the $0.4 million increase in bad debt allowance, (iii) the $0.2 million increase in depreciation and amortization expenses and (iv) the $0.1 million increase in other various miscellaneous G&A expenses, such as expenses for meals and entertainment, automobile, travel, recruitment and a guarantee fee due to the increase of our operating needs.

The $69,000 decrease in R&D expenses was mainly attributable to management efforts in efficiency and cost control of our R&D expenses. We remain committed to the innovation, development and production of technologies in order to keep pace with the growth of our business and the industry. In addition to our existing internal R&D team, we began outsourcing our external R&D teams to develop cutting-edge technologies. As of December 31, 2018, we prepaid approximately $3.4 million to such developers for the development of more advanced technology for our AR interactive toys and games.

Other income, net

Total other income, net increased by $72,000, or 52.8%, from $136,000 during the year ended December 31, 2017 to $207,000 during the year ended December 31, 2018. This increase was primarily attributable to (i) the $58,000 increase in interest income as we invested more short-term investments of certificate deposits and (ii) the $41,000 decrease in interest expense as we repaid certain of our short-term bank loans. This increase is offset by the $26,000 decrease in other income.

Income tax expense

Our income tax expense amounted to $605,000 and $955,000 for the years ended December 31, 2018 and 2017, respectively. This decrease of $350,000 is a result of a favorable income tax rate being granted to Blue Hat Pingxiang, which we are applying using 10% of gross revenue to apply its 25% tax rate as compared to the standard income tax rate of 25%.

Net income

Our net income increased by $2.8 million, or 54.5%, to $7.9 million for the year ended December 31, 2018, from $5.1 million for the year ended December 31, 2017. Such change was the result of the combination of the changes as discussed above.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of December 31, 2019, our working capital was $30.0 million and cash and cash equivalents amounted to $15.5 million. Our current assets were $42.7 million and our current liabilities were $13.7 million with shareholders’ equity of $44.8 million as of December 31, 2019. We generated net income of $9.1 million and $7.9 million from our operations for the year ended December 31, 2019 and 2018, respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2019, the following were outstanding balances on our short-term bank loans:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2019
Industrial Bank	August 2020	4.35%	Secured by $5 million fixed deposit	$4,300,334
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen and Juanjuan Cai	$716,723
Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	$430,034
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	$372,696

In August 2019, we obtained a loan in the amount of $4.3 million from Industrial Bank Co. Ltd. with an annual interest rate of 4.35% to be due in August 2020. The loan was secured by a fixed deposit of $5 million.

In December 2019, we obtained a loan in the amount of $0.7 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by Xiaodong Chen, our chief executive officer and director, and Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen.

In December 2019, we obtained a loan in the amount of $0.4 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai.

In December 2019, we obtained a loan in the amount of $0.4 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai.

It is mainly used for the research and development of smart kindergarten project and the development of products. It is used for the payment of goods, taxes, wages, market development expenses and other daily operating expenses.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan, Blue Hat Shenyang, Blue Hat Chongqing, and Blue Hat Pingxiang, in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands, British Virgin Islands, and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the years ended December 31, 2019, 2018 and 2017:

	For the Years Ended December 31,
	2019	2018	2017

Net cash (used in) provided by operating activities	$12,309,246	$(414,604)	$6,989,680
Net cash provided by (used in) investing activities	(19,111,780)	10,801,986	(15,814,920)
Net cash (used in) provided by financing activities	10,596,581	(426,221)	10,167,330
Effect of exchange rate change on cash, cash equivalents and restricted cash	(144,969)	(501,935)	72,267
Net change in cash, cash equivalents and restricted cash	$3,649,078	$9,459,226	$1,414,357

Cash flows from operating activities

Net cash provided by operating activities was $12 million for the year ended December 31, 2019 and was primarily attributable to (i) net income of $9.1 million, (ii) various non-cash items of $1.8 million, such as depreciation and amortization expense, and the provision for allowance for doubtful accounts, deferred income taxes expenses and loss on disposal of equipment, (iii) a $1 million increase in prepayment due to obtaining a better credit term with our suppliers, (iv) the $1.1 million decrease in accounts payable, as we generated more timely cash flow to repay our vendors, and (v) a $1.6 million increase in taxes payable, due to increased income and incurred value-added taxes. This cash outflow is offset by (i) a $2.8 million decrease in accounts receivables as we expanded our operations by providing more credit sales and (ii) a $3.2 million increase in other payables and accrued liabilities due to payables to a software development vendor and lessors, and the expenses of buying stores which property right of fixed assets has been acquired but not paid.

Net cash used in operating activities was $0.4 million for the year ended December 31, 2018 was mainly due to (i) net income of $7.9 million, (ii) various non-cash items of $0.9 million, such as depreciation and amortization expense, and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) an increase in inventories of $0.3 million, as we improved inventory management in 2017 and now keep a minimal amount of inventories on hand, (iv) a $4.2 million decrease in accounts payable as we incurred more payables on credit due to our increased operations, and (v) a $0.3 million increase in tax payables due to increased income and incurred value-added taxes. This cash inflow is offset by the $6.6 million decrease in accounts receivable, as we expanded our operations by providing more credit sales, and the $0.2 million increase in other payables and accrued liabilities.

Net cash provided by operating activities was $7.0 million for the year ended December 31, 2017 and was primarily attributable to (i) our net income of $5.1 million, (ii) various non-cash items of $0.3 million, such as depreciation and amortization expense and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) a $0.4 million decrease in inventories as we improved inventory management in 2017 and now keep a minimal amount of inventories on hand, (iv) a $3.1 million increase in accounts payable, and (v) a $0.9 million increase in taxes payable. This increase is offset by a $2.3 million increase in accounts receivables as a result of our expanded operations, the provision of more credit sales and a $0.4 million increase in prepayments, as we were required to make prepayments to secure our raw materials purchase for the anticipated increase in sales orders in 2018.

Cash flows from investing activities

Net cash used in investing activities was $19.1 million for the year ended December 31, 2019 and was primarily attributable to a prepayment of $1.0 million on intangible assets, purchase of property and equipment $2.2 million, purchase of intangible assets $3.4 million, and deposits for business acquisitions of $12.5 million.

Net cash provided by investing activities was $10.8 million for the year ended December 31, 2018 was mainly attributable to $19.5 million in proceeds from short-term investments of certificate deposits. This cash inflow is offset by a prepayment of $3.6 million on intangible assets, the $2.4 million in purchase of short-term investments of certificate deposits, and a payment of $1.8 million on long-term investments.

Net cash used in investing activities was $15.8 million for the year ended December 31, 2017 and was primarily attributable to a $2.0 million payment on capitalized software development costs and $17.4 million in purchase of short-term investments for certificate deposits. This cash outflow is offset by $3.6 million in proceeds from short-term investments of certificate deposits.

Cash flows from financing activities

Net cash provided by financing activities was $10.6 million for the year ended December 31, 2019 was primarily attributable to $7.4 million in proceeds from our initial public offering, net of issuance costs, $0.5 million in proceeds from the underwriter’s partial exercise of over-allotment option, net of issuance costs, and $5.9 million in proceeds from short-term loans. This cash inflow is offset by payments of short-term loans of $3.1 million.

Net cash used in financing activities was $0.4 million for the year ended December 31, 2018 is mainly attributable to proceeds from short-term bank loans of $3.2 million, offset by $3.5 million in payments of short-term bank loans.

Net cash provided by financing activities was $10.2 million for the year ended December 31, 2017 and was a result of $8.8 million in capital contributions from our shareholders and proceeds from short-term bank loans of $3.5 million, offset by payments of short-term bank loans of $2.1 million.

Capital Expenditures

In the years ended December 31, 2019, 2018 and 2017, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

C. Research and development, patents and licenses, etc.

Research and Development

We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 45 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 22 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 23 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

Our research and development process for a new or enhanced product typically starts with our research and development team brainstorming with our marketing and sales team to create new ideas and designs containing popular elements. Our marketing and sales team will gather information about the market demand from distributors through exhibitions that they attend. Our marketing and sales team and our research and development team will hold meetings to discuss and summarize the information and determine which potential products they expect to be popular among existing and new customers. Our research and development team will then determine the feasibility of the proposed new products. From time to time, our research and development team will generate ideas for new products from a technological perspective and communicate such ideas with the marketing and sales team. These ideas are then presented to our senior management team for approval. If the proposal is approved by senior management, the company will officially establish the project of developing the new product.

Our standard research and development cycle per product is approximately eight months. Initial product development usually takes two to three months in order to produce quality product samples. For product samples put into production, it usually takes an additional four to eight months for further development and design.

Our research and development department is currently focusing on the further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology. We have invested, and will continue to invest, substantial resources in our research and development activities, including technology and game development.

Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of December 31, 2019, we had 199 authorized patents, 37 patents pending in various stages of the application process, 13 applications for PCT international patents, 1 authorized patent for PCT international patents, and 37 patents pending in various stages of the application process. As of December 31, 2019, we also had 645 copyrights of art work, 29 software copyrights and 95 registered trademarks.

D. Trend information

Other than as described elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.

E. Off-balance sheet arrangements

We have no off-balance sheet arrangements including arrangements that would affect our liquidity, capital resources, market risk support and credit risk support or other benefits.

F. Tabular disclosure of contractual obligations

As of December 31, 2019, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due By Period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Loan obligations	$5,819,788	$5,819,788	$-	$-	$-
Operating lease obligations	766,618	361,331	391,674	13,613	-
Other payables -related party	21,341	21,341	-	-	-
Long-term debt obligations*	93,041	79,749	13,292	-	-
Total	$6,700,788	$6,282,209	$404,966	$13,613	$-

*	Represent future value of long-term debt obligations.

G. Safe harbor

See “Forward-Looking Statements” on page iii of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009.

Name	Age	Position
Xiaodong Chen	52	Chief Executive Officer and Director
Caifan He	47	Chief Financial Officer and Director
Jianyong Cai	58	Chief Technology Officer and Director
Qinyi Fu(1)	34	Independent Director
Jun Ouyang(1)(2)(3)	37	Independent Director
Huibin Shen(3)	47	Independent Director
Can Su(1)(2)	31	Independent Director

(1)	Member of audit committee.

(2)	Member of remuneration committee.

(3)	Member of nomination and governance committee.

Xiaodong Chen has served as chief executive officer of Blue Hat since December 2018, as a member of the board of directors of Blue Hat since its incorporation in June 2018 and as the chairman of the board of directors and general manager of Blue Hat Fujian since August 2015. Mr. Chen is a director of Victory Hat Limited, a shareholder of Blue Hat. From July 1987 to November 1989, Mr. Chen served as an office worker of the Inspection Department of Fuzhou Second People’s Hospital. From December 1989 to June 1995, Mr. Chen served as the manager of Fuzhou Liming Footwear Co., Ltd. From December 1996 to January 2002, Mr. Chen served as a manager of Fuzhou Changdong Trading Co. Ltd. From February 2002 to January 2008, Mr. Chen served as general manager of Huanyu International Co. Ltd. From March 2008 to March 2015, Mr. Chen served as the general manager of Guangzhou Taihao Trading Co., Ltd. From January 2010 to March 2013, Mr. Chen served as the chairman and general manager of Xiamen Blue Hat Culture Communication Ltd. Mr. Chen received his EMBA from Renmin University of China.

Caifan He has served as chief financial officer and a member of the board of directors of Blue Hat since December 2018. Mr. He has served as a director, deputy general manager and financial controller of Blue Hat Fujian since August 2015. Mr. He is a director of Celebrate Hat Limited, a shareholder of Blue Hat. Mr. He served as a middle school teacher in Cangchang Village from July 1994 to December 1996 in Anhua County. From January 1997 to January 2000, Mr. He served as the accountant, accounting supervisor and account manager of Guangzhou Changdong Industrial Co., Ltd. From February 2000 to March 2008, Mr. He served as the finance manager and financial director of Guangzhou Tiandixing Telecommunications Co., Ltd. From March 2008 to January 2012, Mr. He served as the finance manager of Guangzhou Taihao Trading Co., Ltd. From March 2013 to August 2015, Mr. He served as a director and financial controller of Blue Hat (Xiamen) Culture Communication Co., Ltd. Mr. He received a College Diploma in Finance from Hunan University of Finance and Economics.

Jianyong Cai has served as chief technology officer and a member of the board of directors of Blue Hat since December 2018. Mr. Cai has served as a director, deputy general manager and chief engineer of Blue Hat Fujian since January 2010. Mr. Cai taught in the School of Optoelectronics and Information Engineering of Fujian Normal University from August 1983 to June 2002. Since July 2002, Mr. Cai has served as an associate professor at the School of Optoelectronics and Information Engineering at Fujian Normal University, where he mainly works on Data Communication Principles, Communication Network Foundation, Software Engineering and other undergraduate courses as well as Communication Network Theory and Technology, Computer Network Architecture and other postgraduate courses. Mr. Cai received a Bachelor’s Degree in Data Communication Principles, Communication Network Foundation and Software Engineering from University of Science and Technology of China.

Qinyi Fu has served as a member of the board of directors of Blue Hat since December 2018. Mr. Fu served as a auditor of Ernst & Young China Certified Public Accountants from October 2010 to January 2012.Mr. Fu served as a senior auditor of Deloitte China Certified Public Accountants from January 2012 to December 2015. Mr. Fu served as a partner of Ruihua Certified Public Accountants from December 2015 to May 2018. Mr. Fu has served as a partner of Dahua Certified Public Accountants since June 2018. Mr. Fu received a Bachelor’s Degree in International Economics and Trade and a Master’s Degree in International Economics from Xiamen University.

Jun Ouyang has served as a member of the board of directors of Blue Hat since December 2018. Mrs. Ouyang served as a professional teacher in the Department of Economic Management of Zhangzhou City College from August 2009 to August 2016. Mrs. Ouyang has been studying for a Ph.D. in Marketing from Xiamen University since September 2016. Mrs. Ouyang received a Bachelor’s Degree in Computer Science and Engineering from Xi’an University of Finance and Economics and a Master’s Degree in Management Science and Engineering from Fuzhou University.

Huibin Shen has served as a member of the board of directors of Blue Hat since December 2018. Mr. Shen has served as the director of the capital market department of Beijing Jingshi Law Firm (Xiamen) since November 2017. Mr. Shen served as vice director of the capital market department of Beijing Dentons Law Offices, LLP (Xiamen) from March 2009 to November 2017. Mr. Shen is also an arbitrator of the Xiamen Arbitration Commission. Mr. Shen received a Bachelor’s Degree in Law from East China University of Political Science and Law and a Master’s Degree in Civic and Commercial Law from China University of Political Science and Law.

Can Su has served as a member of the board of directors of Blue Hat since December 2018. Mr. Su has served as account manager of Xiamen Rural Commercial Financing Guarantee Co., Ltd. since January 2018. Mr. Su served as account manager of Xiamen Rural Commercial Bank Asset Management Co., Ltd. from December 2015 to December 2017. Mr. Su received a Bachelor’s Degree in Logistics Management from Xiamen University Tan Kah Kee College and a MBA from High Point University.

Family Relationships

Jianyong Cai, our chief technology officer and director, is the brother of Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, our chief executive officer and director. There are no other family relationships between any of Blue Hat’s executive officers and directors.

Shaohong Chen, the owner of Prosper Hat Limited and Shaohong Holding Limited and a shareholder of Blue Hat Fujian, is the sister of Xiaodong Chen.

B. Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

In December 2018, we entered into employment agreements with each of Xiaodong Chen, Caifan He and Jianyong Cai, pursuant to which such individuals agreed to serve as our executive officers until December 2023. Such terms will be automatically extended for six-month periods, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment and for one year following the last date of employment. Specifically, each executive officer has agreed not to: (i) engage or assist others in engaging in any business or enterprise that is competitive with our business, (ii) solicit, divert or take away the business of our clients, customers or business partners, or (iii) solicit, induce or attempt to induce any employee or independent contractor to terminate his or her employment or engagement with us. The employment agreements also contain other customary terms and provisions.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Compensation of Director and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of approximately RMB 1,407,376 ($204,133) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2019.

Incentive Compensation

We do not maintain any cash incentive or bonus programs.

2019 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2019.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	RMB 663,600 ($96,252)	-	RMB 663,600 ($96,252)
Caifan He	RMB 468,000 ($67,881)	-	RMB 468,000 ($67,881)
Qinyi Fu	$10,000 (RMB 68,944)	-	$10,000 (RMB 68,944)
Jun Ouyang	$10,000 (RMB 68,944)	-	$10,000 (RMB 68,944)
Huibin Shen	$10,000 (RMB 68,944)	-	$10,000 (RMB 68,944)
Can Su	$10,000 (RMB 68,944)	-	$10,000 (RMB 68,944)

During the year ended December 31, 2019, Jianyong Cai did not receive any compensation.

C. Board practices

Board of Directors

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of seven directors. Our board of directors has determined that each of Qinyi Fu, Jun Ouyang, Huibin Shen and Can Su is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors. Pursuant to our amended and restated memorandum and articles of association, each director will serve until his successor is duly elected or appointed or his earlier resignation or removal.

Committees of our Board of Directors

Our board of directors has established an audit committee, a remuneration committee and a nomination and governance committee, which have the responsibilities and authority necessary to comply with applicable Nasdaq rules. The audit committee is comprised of Qinyi Fu, Jun Ouyang, and Can Su. The remuneration committee is comprised of Jun Ouyang and Can Su. The nomination and governance committee is comprised of Jun Ouyang and Huibin Shen.

Audit Committee

Qinyi Fu, Jun Ouyang and Can Su serve as members of the audit committee. Qinyi Fu serves as the chair of the audit committee. All of the audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Qinyi Fu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Remuneration Committee

Jun Ouyang and Can Su serve as members of the remuneration committee. Jun Ouyang serves as the chair of the remuneration committee.  All of our remuneration committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The remuneration committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nomination and Governance Committee

Jun Ouyang and Huibin Shen serve as members of the nomination and governance committee. Jun Ouyang serves as the chair of the nomination and governance committee.  All of the nomination and governance committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. The nomination and governance committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and for reviewing our corporate governance policies.

D. Employees

As of December 31, 2019, we had 100 employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of May 8, 2020 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 35,141,114 ordinary shares outstanding as of May 8, 2020.

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is 86-592-228-0081.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	37.25%
Prosper Hat Limited(2)	6,373,227	18.14%
Shaohong Holding Limited(3)	2,232,659	6.35%
Directors and Executive Officers:
Xiaodong Chen(4)	14,034,684	39.94%
Caifan He(5)	1,004,950	2.86%
Jianyong Cai(6)	-	-
Qinyi Fu	-	-
Jun Ouyang	-	-
Huibin Shen	-	-
Can Su	-	-
All current directors and executive officers as a group (7 persons)	15,039,634	42.80%

*	Less than 1%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(3)	The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(4)	Includes the 13,089,153 ordinary shares held by Victory Hat Limited and the 945,531 ordinary shares held by Beautiful Scenery Limited, a British Virgin Islands company, with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, is the owner of Beautiful Scenery Limited. Juanjuan Cai holds the voting and dispositive power over the ordinary shares held by Beautiful Scenery Limited.

(5)	Represents the 1,004,950 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(6)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E.  “Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

As of December 31, 2019, December 31, 2018 and December 31, 2017, we owed $21,341, $62,368 and $33,654, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen who paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. These amounts are included in the consolidated financial statements as related party payables. See Note 11 of the notes to the consolidated financial statements included elsewhere in this annual report. As of December 31, 2018, Lin Zhao, general manager of Blue Hat Shenyang, and Liang Yuan, general manager of Blue Hat Hunan, owed $3,419 and $8,617, respectively, to us as a result of employee advances. These amounts are included in the consolidated financial statements as other receivables - related parties. See Note 11 of the notes to the consolidated financial statements included elsewhere in this annual report.

In February 2017, Xiaodong Chen and Blue Hat Fujian entered into a vehicle rental agreement which provides that Xiaodong Chen rents a self-owned vehicle to Blue Hat Fujian for office use. The rental fee was RMB 3,500 ($500) per month and the rental term was from February 3, 2017 to February 2, 2019. As of February 2, 2019, the vehicle was no longer being used and the parties do not intend to enter into a new vehicle rental agreement.

Xiaodong Chen and Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, were, and are, guarantors of certain of our short-term loans.

Jianyong Cai, our chief technology officer and director, is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

Shaohong Chen, the owner of Prosper Hat Limited and Shaohong Holding Limited and a shareholder of Blue Hat Fujian, is the sister of Xiaodong Chen.

Contractual Arrangements with our VIE and its Shareholders

See “Item 4. Information on the Company—A. History and Development of the Company.”

Policies and Procedures for Related Party Transactions

Our board of directors has created an audit committee which is tasked with review and approval of all related party transactions.

Employment Agreements, Director Agreements and Indemnification Agreements

In December 2018, we entered into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers.

We have also entered into indemnification agreements with each of our executive officers and directors. Under these agreements, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” for our audited consolidated financial statements filed as part of this annual report.

A.7 Legal Proceedings

We are not currently a party to any legal or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, nor any governmental proceedings pending or known to be contemplated, that in the opinion of our management would have a material adverse effect on our business or that may have, or have had in the recent past, significant effects on our financial position or profitability. However, from time to time, we may be involved in legal proceedings or be subject to claims arising out of our operations. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the consolidated financial statements.

A.8 Dividend Policy

Blue Hat has never declared or paid a dividend, and we do not anticipate declaring or paying dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC, Hong Kong and British Virgin Islands regulations may restrict the ability of our PRC, Hong Kong and British Virgin Islands subsidiaries to pay dividends to us.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

Our ordinary shares have been listed on the Nasdaq Capital Market under the symbol “BHAT” since July 26, 2019. Prior to that date, there was no public trading market for our ordinary shares.

B. Plan of Distribution

Not applicable.

C. Markets

Our ordinary shares have been listed on the Nasdaq Capital Market since July 26, 2019 under the symbol “BHAT.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is 50,000,000 ordinary shares with a par value of $0.001 per ordinary share.

We have included summaries of material provisions of our amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

Ordinary Shares

All of our outstanding ordinary shares are fully paid and non-assessable.

Issuance of Shares and Changes to Capital

Our board of directors has general and unconditional authority to allot, grant options over, offer or otherwise deal with or dispose of any unissued shares in our capital without the approval of our shareholders (whether forming part of the original or any increased share capital), either at a premium or at par, with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise and to such persons, on such terms and conditions, and at such times as the directors may decide, but so that no share shall be issued at a discount, except in accordance with the provisions of the Companies Law. We will not issue bearer shares.

We may, subject to the provisions of the Companies Law, our amended and restated memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Law, our amended and restated memorandum and articles of association, the SEC and Nasdaq: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

Dividends

Subject to the Companies Law, our shareholders may, by resolution passed by a simple majority of the voting rights entitled to vote at the general meeting, declare dividends (including interim dividends) to be paid to our shareholders but no dividend shall be declared in excess of the amount recommended by our board of directors. Dividends may be declared and paid out of funds lawfully available to us. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be paid in proportion to the number of ordinary shares a shareholder holds during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law.

In addition, our board of directors may resolve to capitalize any undivided profits not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the share premium account or capital redemption reserve; appropriate the sum resolved to be capitalized to the shareholders who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of a nominal amount equal to such sum, and allot the shares or debentures credited as fully paid to those shareholders, or as they may direct, in those proportions, or partly in one way and partly in the other; resolve that any shares so allotted to any shareholder in respect of a holding by him/her of any partly-paid shares rank for dividend, so long as such shares remain partly paid, only to the extent that such partly paid shares rank for dividend; make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions; and authorize any person to enter on behalf of all our shareholders concerned in an agreement with us providing for the allotment of them respectively, credited as fully paid, of any shares or debentures to which they may be entitled upon such capitalization, any agreement made under such authority being binding on all such shareholders.

Voting and Meetings

As a condition of admission to a shareholders’ meeting, a shareholder must be duly registered as our shareholder at the applicable record date for that meeting and all calls or installments then payable by such shareholder to us in respect of our ordinary shares must have been paid. Subject to any special rights or restrictions as to voting then attached to any shares, at any general meeting every shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative not being himself or herself a shareholder entitled to vote) shall have one vote per share.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our amended and restated memorandum and articles of association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

We will give notice of each general meeting of shareholders by publication on our website and in any other manner that we may be required to follow in order to comply with Cayman Islands law, Nasdaq and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders.

A quorum for a general meeting consists of any one or more persons holding or representing by proxy not less than one-third of our issued voting shares entitled to vote upon the business to be transacted.

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association.

Our amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

If our board of directors refuse to register a transfer, they are required, within one month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

Liquidation

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation applicable to any class or classes of shares (1) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among our shareholders in proportion to the amount paid up at the commencement of the winding up on the shares held by them, respectively, and (2) if we are wound up and the assets available for distribution among our shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by our shareholders in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up on the shares held by them, respectively.

If we are wound up, the liquidator may with the sanction of a special resolution and any other sanction required by the Companies Law, divide among our shareholders in specie the whole or any part of our assets and may, for such purpose, value any assets and determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also, with the sanction of a special resolution, vest any part of these assets in trustees upon such trusts for the benefit of our shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Anti-Takeover Provisions

Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our amended and restated memorandum and articles of association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

Register of Shareholders

Under Cayman Islands law, we must keep a register of shareholders that includes: the names and addresses of the shareholders, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member; the date on which the name of any person was entered on the register as a member; and the date on which any person ceased to be a member.

Exempted Company

We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. An exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Preferred Shares

Our board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

 See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

E. Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our ordinary shares and hold such ordinary shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, dealers or traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities or governmental organizations, retirement plans, regulated investment companies, real estate investment trusts, grantor trusts, brokers, dealers or traders in securities, commodities, currencies or notional principal contracts, certain former citizens or long-term residents of the United States, persons who hold our ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power of our ordinary shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities, and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our ordinary shares who is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our ordinary shares, the U.S. federal income tax consequences relating to an investment in such ordinary shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our ordinary shares.

Persons considering an investment in our ordinary shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of our ordinary shares including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (1) at least 75% of its gross income is “passive income” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our ordinary shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our ordinary shares , and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of our ordinary shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our ordinary shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our ordinary shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such ordinary shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our ordinary shares. If the election is made, the U.S. Holder will be deemed to sell our ordinary shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s ordinary shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our ordinary shares if a valid “mark-to-market” election is made by the U.S. Holder for our ordinary shares. An electing U.S. Holder generally would take into account as ordinary income each year, the excess of the fair market value of our ordinary shares held at the end of such taxable year over the adjusted tax basis of such ordinary shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such ordinary shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our ordinary shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of our ordinary shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above and any gain or loss recognized on the sale or exchange of the ordinary shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our ordinary shares are marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the ordinary shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the ordinary shares.

Except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands, no stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of the ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of the ordinary shares. Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund, or “QEF”, election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

The U.S. federal income tax rules relating to PFICs are very complex. U.S. Holders and prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition of ordinary shares of a PFIC.

Distributions

Subject to the discussion above under “- Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to our ordinary shares generally will be required to include the gross amount of such distribution in gross income as a dividend when actually or constructively received to the extent of the U.S. Holder’s pro rata share of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder’s pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s ordinary shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s ordinary shares, the remainder will be taxed as capital gain. Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends.

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “- Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

Dividends will be included in a U.S. Holder’s income on the date of the depositary’s receipt of the dividend. The amount of any dividend income paid in Cayman Islands dollars will be the U.S. dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect to the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation with respect to any dividend it pays on ordinary shares that are readily tradable on an established securities market in the United States.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “- Passive Foreign Investment Company Consequences,’’ a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of our ordinary shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the ordinary shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the ordinary shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our ordinary shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Medicare Tax

Certain U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our ordinary shares. U.S. Holders that are individuals, estates or trusts are encouraged to consult their tax advisors regarding the applicability of this Medicare tax to income and gains with respect to their investment in our ordinary shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our ordinary shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our ordinary shares may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of our ordinary shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (1) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (2) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders and prospective investors should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

U.S. HOLDERS AND PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO THEM OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

Cayman Taxation

Holders and prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in our ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, we have obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 30 years November 16, 2018 imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on the ordinary shares, debentures or other obligations of ours.

PRC

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-230051), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering. As a “foreign private issuer,” we are subject to periodic reporting and other informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K.  Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and any other reports or other information, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

We maintain a website at http://www.bluehatgroup.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

I. Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company—A. History and Development of the Company and C. Organizational Structure”, note 1 to our consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the Chinese economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk which is risk that it we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

While our reporting currency is the U.S. dollar, almost all of our consolidated revenues and consolidated costs and expenses are denominated in RMB. All of our assets are denominated in RMB. As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the U.S. dollar and RMB. If the RMB depreciates against the U.S. dollar, the value of our RMB revenues, earnings and assets as expressed in our U.S. dollar financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-230051), in relation to our initial public offering, or the F-1 Registration Statement, which was declared effective by the SEC on July 25, 2019. In July 2019, we completed our initial public offering in which we issued and sold an aggregate of 2,000,000 ordinary shares, and in August 2019, we issued and sold an additional 141,114 ordinary issues pursuant to partial exercise of the underwriter’s over-allotment option, for an aggregate of 2,141,114 ordinary shares, resulting in net proceeds to us of approximately $6.9 million, net of underwriting discounts and commissions and expenses associated with our initial public offering paid or payable by us. ViewTrade Securities, Inc. acted as the sole underwriter for our initial public offering. In 2019, we used approximately $1.8 million of the net proceeds from our initial public offering for research and development, selling and marketing, and working capital and other general corporate purposes. We intend to use the remaining proceeds from our initial public offering for research and development, selling and marketing, and working capital and other general corporate purposes. We may also use a portion of the net proceeds for investing in, or acquiring, complementary businesses, although we have not executed any definitive investment or acquisition agreements.

We received net proceeds of approximately $6.9 million from our initial public offering and partial exercise of the over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of our ordinary shares in our initial public offering totaled approximately $1,069,133, which included approximately $599,512 for underwriting discounts and commissions.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

 Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of the end of the period covered by this annual report. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the material weaknesses and significant deficiencies described below under “Changes in Internal Control Over Financial Reporting”, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s independent registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for years ended December 31, 2018 and December 31, 2019, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to:

1)	No sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP;

2)	Ineffective oversight of our financial reporting and internal control by those charged with governance; and

3)	Inadequate design of internal control over the preparation of the financial statements being audited.

A number of significant deficiencies in our internal controls have also been identified.

We are currently in the process of remediating the material weaknesses described above and we intend to continue implementing the following measures, among others, to remediate the material weaknesses:

●	We plan to add more qualified accounting and reporting personnel with appropriate knowledge and experience of U.S. GAAP and SEC financial reporting requirements;

●	We plan to organize regular training for our accounting and reporting personnel, especially training related to U.S. GAAP and SEC financial reporting requirements; and

●	We plan to complete an upgrade of our financial system to enhance its effectiveness and financial and system control.

We also plan to further develop our compliance process, and establish a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, in order to improve our internal controls over financial reporting to remediate the abovementioned material weaknesses.

As we were in the process of implementing such remedial measures as of December 31, 2019, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2019. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

As a company with less than $1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. We may take advantage of such exemption until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our ordinary shares pursuant to our initial public offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Other than as described above, there were no changes in our internal controls over financial reporting identified in connection with the evaluation required by Rules 13a-15 or 15d-15 that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Qinyi Fu, an independent director, under the standards set forth under the Nasdaq Capital Market corporate governance requirements and Rule 10A-3 under the Exchange Act, and the chair of our audit committee, is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at www.irbluehatgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2018	2019
Audit fees (1)	$200,000	$144,000
Audit-related fees (2)	-	18,000
Tax fees(3)	-	-

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

The policy of our audit committee is to pre-approve all audit and non-audit services including audit services, audit-related services, tax services and other services as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On January 22, 2020, we dismissed Friedman LLP, or Friedman, and engaged JLKZ CPA LLP, or JLKZ, as our independent registered public accounting firm in connection with the audit of our consolidated financial statements for the year ended December 31, 2019. The decision to authorize the dismissal of Friedman and the engagement of JLKZ was approved by our Audit Committee and by our Board of Directors. Friedman’s report on our consolidated financial statements as of and for the years ended December 31, 2017 and 2018 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During each of the years ended December 31, 2017 and 2018, and through January 22, 2020, we did not have any disagreements, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Friedman, would have caused them to make reference to the subject matter of the disagreement in connection with its audit reports on our consolidated financial statements for the years ended December 31, 2017 and 2018. During each of the years ended December 31, 2017 and 2018, and through January 22, 2020, there were no “reportable events”, as defined below, requiring disclosure by us pursuant to Item 16F(a)(1)(v) of Form 20-F, except for Friedman having advised us that the internal controls necessary for us to develop reliable financial statements did not exist for the reasons stated below.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements, three material weaknesses in internal control over financial reporting were identified by us and Friedman, specifically: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remain as of December 31, 2019.

For purposes of this Item 16F, the term “reportable events” means any of the following events:

(A) The accountant’s having advised the registrant that the internal controls necessary for the registrant to develop reliable financial statements do not exist;

(B) The accountant’s having advised the registrant that information has come to the accountant’s attention that has led it to no longer be able to rely on management’s representations, or that has made it unwilling to be associated with the financial statements prepared by management;

(C) (1) The accountant’s having advised the registrant of the need to expand significantly the scope of its audit, or that information has come to the accountant’s attention during the time period covered by Item 16F(a)(1)(iv), that if further investigated may: (i) Materially impact the fairness or reliability of either: a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements); or (ii) Cause it to be unwilling to rely on management’s representations or be associated with the registrant’s financial statements; and (2) Due to the accountant’s resignation (due to audit scope limitations or otherwise) or dismissal, or for any other reason, the accountant did not so expand the scope of its audit or conduct such further investigation; or

(D)(1) The accountant’s having advised the registrant that information has come to the accountant’s attention that it has concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements, or (ii) the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that, unless resolved to the accountant’s satisfaction, would prevent it from rendering an unqualified audit report on those financial statements); and (2) Due to the accountant’s resignation, dismissal or declination to stand for reelection, or for any other reason, the issue has not been resolved to the accountant’s satisfaction prior to its resignation, dismissal or declination to stand for re-election.

During each of the years ended December 31, 2018 and 2019, and through January 22, 2020, we did not consult with JLKZ regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed or (ii) the type of audit opinion that may be rendered by JLKZ on our financial statements. Neither a written report nor oral advice was provided by JLKZ to us that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue. We have not consulted with JLKZ regarding any matter that was either the subject of a disagreement or a “reportable event,” each as defined in Item 16F of Form 20-F.

We provided a copy of this disclosure to Friedman and requested that Friedman furnish us with a letter addressed to the SEC stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Friedman’s letter dated May 11, 2020 is filed herewith as Exhibit 15.1.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. The Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Blue Hat Interactive Entertainment Technology and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 25, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement, dated as of November 13, 2018, between Xiamen Duwei Consulting Management Co., Ltd. and Fujian Blue Hat Interactive Entertainment Technology Ltd. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2	Unofficial English Translation of Call Option Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd., and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.3	Unofficial English Translation of Equity Pledge Agreement, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd. and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Unofficial English Translation of Shareholders’ Powers of Attorney, dated as of November 13, 2018 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.5	Unofficial English Translation of Irrevocable Commitment Letters, dated as of November 13, 2018 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.7	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.9	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.10	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.11	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Fujian Wei Ya Culture Communication Co., Ltd., dated as of July 6, 2017 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.12	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Dongguan Hou Jie Sheng Ping Toy Factory, dated as of June 8, 2017 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.13	Unofficial English Translation of Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co. Ltd., dated December 20, 2018 (incorporated by reference to Exhibit 10.13 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.14	Unofficial English Translation of Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co. Ltd., dated December 20, 2018 (incorporated by reference to Exhibit 10.14 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)

4.15	Unofficial English Translation of General Contract for Highest Credit Granting between Fujian Blue Hat Interactive Entertainment Technology Ltd. and China Construction Bank, dated April 18, 2017 (incorporated by reference to Exhibit 10.15 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.16	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and China Construction Bank, dated March 1, 2018 (incorporated by reference to Exhibit 10.16 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.17	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and China Construction Bank, dated March 1, 2018 (incorporated by reference to Exhibit 10.17 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.18*	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co., Ltd., dated December 25, 2019
4.19*	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co., Ltd., dated December 18, 2019
4.20*	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co., Ltd., dated December 17, 2019
4.21*	Unofficial English Translation of RMB Working Capital Loan Contract between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Industrial Bank Co., Ltd., dated August 6, 2019
8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Letter dated May 11, 2020 from Friedman LLP pertaining to the change in independent public accounting firm
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer and Director

Date: May 11, 2020

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2019, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Very truly yours,

/s/ JLKZ CPA LLP

We have served as the Company’s auditor since 2020.

Flushing, New York

May 11, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and Subsidiaries (collectively, the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

May 3, 2019

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$10,478,587	$11,829,509
Inventories	125,264	273,271
Accounts receivable, net	13,631,359	11,890,146
Other receivables, net	13,182,529	232,318
Other receivables - related party	-	12,036
Prepayments, net	299,577	1,421,899
Restricted cash	5,000,000	-
Total current assets	42,717,316	25,659,179
Non-current assets:
Operating lease, right-of-use asset	679,850	-
Prepayments	4,425,849	3,449,445
Property, plant and equipment, net	2,324,823	208,869
Intangible assets, net	6,758,316	4,265,537
Long-term investments	1,727,301	1,751,835
Deferred tax assets	182,234	135,999
Total non-current assets	16,098,373	9,811,685
Total assets	$58,815,689	$35,470,864

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$5,819,787	$3,125,681
Current maturities of long-term loans - third party	77,493	75,469
Taxes payable	3,525,153	1,941,770
Accounts payable	293,985	1,402,972
Other payables and accrued liabilities	3,628,809	438,299
Other payables - related party	21,341	62,368
Operating lease liabilities - current	313,460	-
Customer deposits	-	76,274
Total current liabilities	13,680,028	7,122,833
Non-current liabilities:
Operating lease liability	372,051	-
Long-term loans - third party	13,328	91,986
Total other liabilities	385,379	91,986
Total liabilities	14,065,407	7,214,819

Shareholders’ equity
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 35,141,114 shares issued and outstanding as of December 31, 2019, 33,000,000 shares issued and outstanding as of December 31, 2018	35,141	33,000
Additional paid-in capital	20,771,849	12,831,969
Statutory reserves	1,289,765	1,178,432
Retained earnings	24,132,194	15,169,573
Accumulated other comprehensive loss	(1,478,667)	(956,929)
Total shareholders' equity	44,750,282	28,256,045
Total liabilities and shareholders' equity	$58,815,689	$35,470,864

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Revenues	$23,834,129	$18,531,178	$14,144,894
Cost of revenue	(7,531,800)	(6,108,676)	(5,300,087)
Gross profit	16,302,329	12,422,502	8,844,807

Operating expenses:
Selling	(928,680)	(759,647)	(629,424)
Research and development	(1,031,204)	(286,842)	(355,730)
General and administrative expenses	(4,860,189)	(3,058,548)	(1,915,195)
Total operating expenses	(6,820,073)	(4,105,037)	(2,900,349)

Income from operations	9,482,256	8,317,465	5,944,458

Other income (expense)
Interest income	629	219,001	161,382
Interest expense	(171,938)	(142,641)	(183,291)
Other finance expenses	(4,415)	(3,656)	(3,473)
Other income, net	221,146	134,667	161,091
Total other income, net	45,422	207,371	135,709

Income before income taxes	9,527,678	8,524,836	6,080,167
Provision for income taxes	453,724	605,428	955,194
Net income	9,073,954	7,919,408	5,124,973

Other comprehensive (loss) income
Foreign currency translation adjustment	(521,738)	(1,474,126)	958,667
Comprehensive income	$8,552,216	$6,445,282	$6,083,640
Weighted average number of ordinary shares	35,141,114	33,000,000	33,000,000
Earnings per share	$0.26	$0.24	$0.16

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
			Additional	Retained earnings		other
	Ordinary shares		paid - in	Statutory		comprehensive
	Shares	Par value	capital	reserve	Unrestricted	income	Total

BALANCE, December 31, 2016	33,000,000	$33,000	$4,059,614	$382,870	$2,920,754	$(441,470)	$6,954,768
Capital injection	-	-	8,772,355	-	-	-	8,772,355
Net income	-	-	-	-	5,124,973	-	5,124,973
Statutory reserves	-	-	-	530,869	(530,869)	-	-
Foreign currency translation	-	-	-	-	-	958,667	958,667

BALANCE, December 31, 2017	33,000,000	33,000	12,831,969	913,739	7,514,858	517,197	21,810,763
Net income	-	-	-	-	7,919,408	-	7,919,408
Statutory reserves	-	-	-	264,693	(264,693)	-	-
Foreign currency translation	-	-	-	-	-	(1,474,126)	(1,474,126)

BALANCE, December 31, 2018	33,000,000	33,000	12,831,969	1,178,432	15,169,573	(956,929)	28,256,045
Issuance of ordinary shares upon initial public offering, net of issuance costs	2,000,000	2,000	7,415,077	-	-	-	7,417,077
Underwriter’s partial exercise of over-allotment option, net of issuance costs	141,114	141	524,803	-	-	-	524,944
Net income	-	-	-	-	9,073,954	-	9,073,954
Statutory reserves	-	-	-	111,333	(111,333)	-	-
Foreign currency translation	-	-	-	-	-	(521,738)	(521,738)

BALANCE, December 31, 2019	35,141,114	$35,141	$20,771,849	$1,289,765	$24,132,194	$(1,478,667)	$44,750,282

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

cash flows from Operating activities:
Net income	$9,073,954	$7,919,408	$5,124,973
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	100,474	101,183	14,702
Amortization of intangible assets	821,203	362,355	193,255
Provision for doubtful accounts	921,904	495,528	93,348
Deferred income taxes	(48,710)	(107,401)	(14,431)
Loss on disposal of equipment	-	771	-
Changes in operating assets and liabilities:
Accounts receivable	(2,772,546)	(6,588,070)	(2,299,311)
Other receivables	(642,904)	(28,615)	(73,345)
Other receivables - related party	12,008	(12,506)	-
Inventories	145,890	304,072	346,821
Prepayments	1,044,280	829,573	(385,782)
Prepaid expense	(13,580)	50,233	(71,639)
Accounts payable	(1,102,260)	(4,151,400)	3,122,321
Other payables and accrued liabilities	3,215,946	161,038	(39,412)
Customer deposits	(76,098)	(29,714)	19,221
Taxes payable	1,629,685	278,941	958,959
Net cash (used in) generated from operating activities	12,309,246	(414,604)	6,989,680

cash flows from Investing activities:
Deposits for business acquisitions	(12,470,811)	-	-
Purchases of property and equipment	(2,218,838)	(44,905)	(53,737)
Proceeds from disposal of equipment	-	76	-
Prepayments for intangible assets	(1,018,127)	(3,574,784)	-
Purchase of intangible assets	(3,404,004)	(859,841)	(1,967,360)
Proceeds from short-term investments	-	19,485,793	3,574,969
Purchase of short-term investments	-	(2,391,721)	(17,361,393)
Payments on long-term investments	-	(1,812,632)	(7,399)
Net cash (used in) generated from investing activities	(19,111,780)	10,801,986	(15,814,920)

Cash flows from Financing activities:
Capital injection	-	-	8,772,355
Proceeds from initial public offering, net of issuance costs	7,417,077	-	-
Underwriter’s partial exercise of over-allotment option, net of issuance costs	524,944	-	-
Prepaid initial public offering costs	-	(92,854)	-
Other payables - related party	(40,634)	31,721	26,192
Repayments of short-term loans - banks	(3,118,473)	(3,549,737)	(2,108,665)
Short-term loans - banks	5,888,837	3,247,632	3,477,448
Repayments of long-term loans - third party	(75,170)	(62,983)	-
Net cash generated from (used in) financing activities	10,596,581	(426,221)	10,167,330

Effect of exchange rates on cash	(144,969)	(501,935)	72,267

Net changes in cash and cash equivalents	3,649,078	9,459,226	1,414,357
CASH AND CASH EQUIVALENTS, beginning of year	11,829,509	2,370,283	955,926

CASH AND CASH EQUIVALENTS, end of year	$15,478,587	$11,829,509	$2,370,283

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Supplemental cash flow information:

Cash and cash equivalents	$10,478,587	$11,829,509	$2,370,283
Restricted cash	5,000,000	-	-
CASH AND CASH EQUIVALENTS, end of year	$15,478,587	$11,829,509	$2,370,283
Provision for doubtful trade receivables	$842,179	$474,087	$75,398
Provision for doubtful other receivables	13,680	17,131	3,858
Provision for doubtful prepayments	66,045	4,310	14,092
Provision for doubtful accounts	$921,904	$495,528	$93,348

Cash paid for income tax	$119,243	$1,713,763	$-
Cash paid for interest	$171,938	$142,641	$183,291

Supplemental non-cash investing information:
Additional operating lease, right-of-use asset	$679,850	$-	$-
Equipment acquired through long-term loans – third party	$-	$-	$198,756

Supplemental non-cash FINANCING information:
Operating lease liabilities	$685,511	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

Blue Hat Interactive Entertainment Technology (“Blue Hat Cayman” or the “Company”) is a holding company incorporated on June 13, 2018, under the laws of the Cayman Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Brilliant Hat Limited (“Blue Hat BVI”) established under the laws of the British Virgin Islands on June 26, 2018.

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”).

The Company, through its variable interest entity (“VIE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”), a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”), each a PRC company, engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On January 25, 2018, the Company established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd. (“Blue Hat Chongqing”), a PRC company. Blue Hat Chongqing also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide. As of December 31, 2019, Blue Hat Chongqing had no operations.

On September 10, 2018, the Company established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat Cayman are under common control which results in the consolidation of Blue Hat Fujian and subsidiaries which have been accounted for as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Blue Hat Cayman.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities - continued

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background	Ownership
Brilliant Hat Limited	A British Virgin Islands company	100% owned by Blue
	Incorporated on June 26, 2018	Hat Interactive
	A holding company	Entertainment
Technology
Blue Hat Interactive	A Hong Kong company	100% owned by
Entertainment Technology	Incorporated on June 26, 2018	Brilliant Hat Limited
Limited	A holding company
Xiamen Duwei Consulting	A PRC limited liability company and deemed a wholly foreign owned	100% owned by Blue
Management Co., Ltd.	enterprise (“WFOE”)	Hat Interactive
	Incorporated on July 26, 2018	Entertainment
	Registered capital of $736,073 (RMB 5,000,000)	Technology Limited
A holding company
Fujian Blue Hat	A PRC limited liability company	VIE of Xiamen
Interactive Entertainment	Incorporated on January 7, 2010	Duwei Consulting
Technology Ltd.	Registered capital of $4,697,526 (RMB 31,054,000)	Management Co., Ltd.
Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.
Hunan Engaomei Animation Culture	A PRC limited liability company Incorporated on October 19, 2017	100% owned by Fujian Blue Hat
Development Co., Ltd.	Registered capital of $302,540 (RMB 2,000,000)	Interactive
	Designing, producing, promoting and selling animated toys with mobile	Entertainment
	games features, original intellectual property and peripheral derivatives features.	Technology Ltd.
Shenyang Qimengxing Trading Co., Ltd.	A PRC limited liability company Incorporated on July 27, 2017	100% owned by Fujian Blue Hat
	Registered capital of $302,540 (RMB 2,000,000)	Interactive
	Designing, producing, promoting and selling animated toys with mobile	Entertainment
	games futures, original intellectual property and peripheral derivatives features.	Technology Ltd.
Chongqing Lanhui Technology Co. Ltd.	A PRC limited liability company Incorporated on January 25, 2018	100% owned by Fujian Blue Hat
	Registered capital of $302,540 (RMB 2,000,000)	Interactive
	Designing, producing, promoting and selling animated toys with mobile	Entertainment
	games features, original intellectual property and peripheral derivatives features.	Technology Ltd.
Pingxiang Blue Hat	A PRC limited liability company	100% owned by
Technology Co. Ltd.	Incorporated on September 10, 2018	Fujian Blue Hat
	Registered capital of $302,540(RMB 2,000,000)	Interactive
	Designing, producing, promoting and selling animated toys with mobile	Technology Ltd.
games features, original intellectual property and peripheral derivatives features.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities - continued

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable commitment letters (collectively the “Contractual Arrangements”, which were signed on November 13, 2018).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreement

Pursuant to the exclusive business cooperation agreement between Blue Hat WFOE and Blue Hat Fujian, Blue Hat WFOE has the exclusive right to provide Blue Hat Fujian with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for Blue Hat Fujian’s operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on Blue Hat Fujian’s needs. In exchange, Blue Hat WFOE is entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of Blue Hat Fujian. The service fee may be adjusted by Blue Hat WFOE based on the actual scope of services rendered by Blue Hat WFOE and the operational needs and expanding demands of Blue Hat Fujian.

Pursuant to the exclusive business cooperation agreement, Blue Hat WFOE has the unilateral right to adjust the service fee at any time, and Blue Hat Fujian has no right to adjust the service fee. We believe that such conditions under which the service fee may be adjusted will be primarily based on the needs of Blue Hat Fujian to operate and develop its business in the augmented reality market. For example, if Blue Hat Fujian needs to expand its business, increase research input or consummate mergers or acquisitions in the future, Blue Hat WFOE has the right to decrease the amount of the service fee, which would allow Blue Hat Fujian to have additional capital to operate and develop its business in the augmented reality market.

The exclusive business cooperation agreement remains in effect until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE has the right to terminate this agreement upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Call Option Agreements

Pursuant to the call option agreements, among Blue Hat WFOE, Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders jointly and severally grant Blue Hat WFOE an option to purchase their equity interests in Blue Hat Fujian. The purchase price shall be the lowest price then permitted under applicable PRC laws. Blue Hat WFOE or its designated person may exercise such option at any time to purchase all or part of the equity interests in Blue Hat Fujian until it has acquired all equity interests of Blue Hat Fujian, which is irrevocable during the term of the agreements.

The call option agreements remain in effect until November 13, 2028 and shall be automatically renewed for one year at the expiration date of the validity term. However, Blue Hat WFOE has the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities - continued

Equity Pledge Agreement

Pursuant to the equity pledge agreement, among Blue Hat WFOE, Blue Hat Fujian, and the shareholders who collectively owned all of Blue Hat Fujian, such shareholders pledge all of the equity interests in Blue Hat Fujian to Blue Hat WFOE as collateral to secure the obligations of Blue Hat Fujian under the exclusive business cooperation agreement and call option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of Blue Hat WFOE unless transferring the equity interests to Blue Hat WFOE or its designated person in accordance to the call option agreements.

The equity pledge agreement shall come into force the date on which the pledged interests is recorded, which is three days after signing of the Agreement on November 13, 2018, under Blue Hat Fujian’s register of shareholders and is registered with competent administration for industry and commerce of Blue Hat Fujian until all of the liabilities and debts to Blue Hat WFOE have been fulfilled completely by Blue Hat Fujian. Blue Hat Fujian and the shareholders who collectively owned all of Blue Hat Fujian shall not terminate these agreements in any circumstance for any reason. However, Blue Hat WFOE has the right to terminate these agreements upon giving 30 days’ prior written notice to Blue Hat Fujian at any time.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of Blue Hat Fujian give Blue Hat WFOE an irrevocable proxy to act on their behalf on all matters pertaining to Blue Hat Fujian and to exercise all of their rights as shareholders of Blue Hat Fujian, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreement. The shareholder POAs shall remain in effect while the shareholders of Blue Hat Fujian hold the equity interests in Blue Hat Fujian.

Irrevocable Commitment Letters

Pursuant to the irrevocable commitment letters, the shareholders of Blue Hat Fujian commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in Blue Hat Fujian and have no right to impose any impact on the daily managing duties of Blue Hat Fujian, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of Blue Hat Fujian will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letters are irrevocable and shall not be withdrawn without the consent of Blue Hat WFOE.

Based on the foregoing contractual arrangements, which grant Blue Hat WFOE effective control of Blue Hat Fujian and enable Blue Hat WFOE to receive all of their expected residual returns, the Company accounts for Blue Hat Fujian as a VIE. Accordingly, the Company consolidates the accounts of Blue Hat Fujian for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise ("WFOE") and variable interest entities ("VIEs") over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of plant and equipment and intangible assets, capitalized development costs, impairment of long-lived assets, allowance for doubtful accounts, revenue recognition, allowance for deferred tax assets and uncertain tax position, and inventory allowance. Actual results could differ from these estimates.

Foreign currency translation and transaction

The reporting currency of the Company is the U.S. dollar. The Company in China conducts its businesses in the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. The statement of income accounts is translated at the average translation rates and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $(1,478,667), $(956,929) and $517,197 as of December 31, 2019, 2018 and 2017, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2019, 2018 and 2017 were translated at 6.98 RMB, 6.88 RMB and 6.51 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2019, 2018 and 2017 were 6.89 RMB, 6.62 RMB and 6.76 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Amount mainly includes pledged deposits for bank loans of the Company. As of December 31, 2019 and 2018, restricted cash amounted to $5,000,000 and $0, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2019 and 2018, allowance for the doubtful accounts was $1,467,374 and $644,090, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2019 and 2018, allowance for the doubtful accounts was $42,676 and $29,571, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2019 and 2018, allowance for the doubtful accounts was $188,264 and $124,740, respectively.

Non-current

Non-current prepayment represents cash deposited or advanced for software development expenditure. This amount is refundable and bears no interest.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives

Electronic devices	Straight-line	3 years

Office equipment, fixtures and furniture	Straight-line	3 years

Automobile	Straight-line	3 years

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Property and equipment, net - continued

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

The Company’s intangible assets with definite useful lives primarily consist of software development costs, patents and licensed software. The Company amortizes its intangible assets with definite useful lives over their estimated useful lives and reviews these assets for impairment. The Company typically amortizes its intangible assets with definite useful lives on a straight-line basis over the shorter of the contractual terms or the estimated useful lives of five to ten years.

Software development costs

The Company follows the provisions of ASC 350-40, “Internal Use Software”, to capitalize certain direct development costs associated with internal- used software. ASC 350-40 provides guidance on capitalization of the costs incurred for computer software developed or obtained for internal use. The Company expenses all costs incurred during the preliminary project stage of its development, and capitalizes costs incurred during the application development stage. Costs incurred relating to upgrades and enhancements to the application are capitalized if it is determined that these upgrades or enhancements add additional functionality to the application. The capitalized development cost is amortized on a straight-line basis over the estimated useful life, which is generally five years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Research and development

Research and development expenses include salaries and other compensation-related expenses to the Company’s research and product development personnel, as well as office rental, depreciation and related expenses for the Company’s research and product development team. The Company expenses all costs that are incurred in connection with the planning and implementation phases of development, and costs that are associated with maintenance of the existing websites or software for internal use.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2019, 2018 and 2017, no impairment of long-lived assets was recognized.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Long-term investments

Long-term investments include cost method investment and equity method investments.

Entities in which the Company has the ability to exercise significant influence, but does not have a controlling interest, are accounted for using the equity method. Significant influence is generally considered to exist when the Company has voting shares between 20% and 50%, and other factors, such as representation on the Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. Under this method of accounting, the Company records its proportionate share of the net earnings or losses of equity method investees and a corresponding increase or decrease to the investment balances. Dividends received from the equity method investments are recorded as reductions in the cost of such investments.

The Company accounts for investments with less than 20% of the voting shares and does not have the ability to exercise significant influence over operating and financial policies of the investee using the cost method. The Company records cost method investments at the historical cost in its consolidated financial statements and subsequently records any dividends received from the net accumulated earrings of the investee as income. Dividends received in excess of earnings are considered a return of investment and are recorded as reduction in the cost of the investments.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2019, 2018 and 2017.

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Revenue recognition

The Company adopted Accounting Standards Update (“ASU”) 2014-09 Revenue from Contracts with Customers (ASC 606). The ASU requires the use of a new five-step model to recognize revenue from customer contracts. The five-step model requires that the Company (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

Sales of interactive toys

The Company recognizes sales of interactive toys revenues upon shipment or upon receipt of products by the customer, depending on the terms, provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an agreement exists documenting the specific terms of the transaction; the sales price is fixed or determinable; and collectability is reasonably assured. Management assesses the business environment, the customer’s financial condition, historical collection experience, accounts receivable aging, and customer disputes to determine whether collectability is reasonably assured.

The Company routinely enters into arrangements with its customers to provide sales incentives, support customer promotions, and provide allowances for returns and defective merchandise. Such programs are based primarily on customer purchases, customer performance of specified promotional activities, and other specified factors such as sales to consumers. The costs of these programs are recorded as sales adjustments that reduce gross sales in the period the related sale is recognized.

The products sold in the PRC are subject to a Chinese value-added tax (“VAT”). VAT taxes are presented as a reduction of revenue.

Mobile games

Internal developed platform

The Company operates the mobile games as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods to enhance the game-playing experience. On the platform, players purchase virtual currency and/or virtual goods through various widely accepted payment methods offered in the games, including Alipay or WeChat and online bank transfer service providers. Advance payments from customers for virtual goods that are non-refundable that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as advances from customers. For virtual goods purchases upon immediately use with no future game-playing benefits, the Company recognizes such virtual goods purchase upon receipts of payment from the paying players. For virtual goods purchases for the conversion of future game-playing benefits or throughout the players’ playing life, the Company recognizes such virtual goods purchases ratably over the estimated average playing period of paying players for the applicable game, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met. The Company records revenue generated from mobile games on a gross basis as the Company is acting as the principal to fulfill all obligations related to the game operation. Fees paid to distribution channels and payment channels are recorded as cost of revenues.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Revenue recognition - continued

Mobile games - continued

Internal developed platform - continued

The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. On a quarterly basis, the Company determined the estimated average playing period for paying players by analyzing paying players for that game who made their first virtual goods purchase during that period and counting their cumulative login days for each game. The Company then averages the time periods to determine the estimated paying playing period for that game. If a new game is launched and only a limited period of paying player data is available, then the Company considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Company believes its estimates to be reasonable based on available game player information, the Company may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

Based on the Company’s analysis, the estimated average playing period of paying players is approximately one to three months, and this estimate has been consistent since the Company’s initial analysis. No change has been made in such estimate during any of the periods presented. Future usage patterns may differ from historical usage patterns and therefore the estimated average playing periods may change in the future.

Third-party platform

In addition, the Company also licenses third-parties to operate the Company’s mobile games developed internally through mobile platforms and receives revenue-based royalty payments from all the third-party licensee operators on a monthly basis.

The revenue- based royalty payments are recognized when all other revenue recognition criteria are met. The Company records the mobile game royalty revenue on a net basis, as the Company does not have the primary responsibility for fulfillment and acceptability of the game services.

Shipping and handling

Shipping and handling costs amounted to $125,640, $114,558 and $150,776 for the years ended December 31, 2019, 2018 and 2017, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $31,176, $87,956 and $291,782 for the years ended December 31, 2019, 2018 and 2017, respectively. Advertising costs are expensed as incurred and included in selling expenses.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases. The Company records the total expenses on a straight-line basis over the lease term, and the accounting of operating lease in this report has been updated to reflect the adoption of FASB’s new guidance on the recognition and measurement of leases.

Government subsidies

Government subsidies mainly represent amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Government subsidies- continued

Total government subsidies amounted to $221,467, $94,088 and $328,346 for the years ended December 31, 2019, 2018 and 2017, respectively.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive (loss) income. Other comprehensive (loss) income refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive (loss) income consists of a foreign currency translation adjustment resulting from the Company not using the U.S. dollar as its functional currencies.

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2019 and 2018, there were no dilutive shares.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $81,118, $81,735 and $63,566 for the years ended December 31, 2019, 2018 and 2017, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable "statutory surplus reserve fund". Subject to certain cumulative limits, the "statutory surplus reserve fund" requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC ("PRC GAAP") at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the "reserve fund". For foreign invested enterprises, the annual appropriation for the "reserve fund" cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

Recently issued accounting pronouncements

In December 2016, the FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers” (“ASU 2016-20”), which makes minor corrections or minor improvements to the Codification that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. The amendments are intended to address implementation and provide additional practical expedients to reduce the cost and complexity of applying the new revenue standard. These amendments have the same effective date as the new revenue standard. In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. As an “emerging growth company,” or EGC, the Company has elected to take advantage of the extended transition period provided in the Securities Act Section 7(a)(2)(B) for complying with new or revised accounting standards applicable to private companies. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods within annual reporting periods beginning after December 15, 2019. The Company adopted Topic 606 on January 1, 2019 using the modified retrospective transition method and there is no material impact as of the date of adoption of Topic 606.

In September 2017, the FASB issued ASU No. 2017-13, to clarify the effective dates that public business entities and other entities were required to adopt ASC Topic 842 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 842 for annual reporting periods beginning after December 15, 2019, and interim reporting periods within annual reporting periods beginning after December 15, 2020. ASU No. 2017-13 also amended that all components of a leveraged lease be recalculated from inception of the lease based on the revised after tax cash flows arising from the change in the tax law, including revised tax rates. The difference between the amounts originally recorded and the recalculated amounts must be included in income of the year in which the tax law is enacted. The Company has not early adopted this update and it will become effective on January 1, 2020.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Recently issued accounting pronouncements - continued

In August 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, to address diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments provide guidance on the following eight specific cash flow issues: (1) Debt Prepayment or Debt Extinguishment Costs;(2) Settlement of Zero-Coupon Debt Instruments or Other Debt Instruments with Coupon Interest Rates That Are Insignificant in Relation to the Effective Interest Rate of the Borrowing; (3) Contingent Consideration Payments Made after a Business Combination; (4) Proceeds from the Settlement of Insurance Claims; (5) Proceeds from the Settlement of Corporate-Owned Life Insurance Policies, including Bank-Owned; (6) Life Insurance Policies; (7) Distributions Received from Equity Method Investees; (8) Beneficial Interests in Securitization Transactions; and Separately Identifiable Cash Flows and Application of the Predominance Principle. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The adoption of this ASU on January 1, 2018 would not have a material effect on the Company’s consolidated financial statements.

In July 2017, the FASB Issued ASU 2017-11, Earnings Per Share (Topic 260), Distinguishing Liabilities from Equity (Topic 480) and Derivatives and Hedging (Topic 815). The amendments in Part I of the Update change the reclassification analysis of certain equity- lined financial instruments (or embedded features) with down round features. The amendments in Part II of this Update re-characterize the indefinite deferral of certain provisions of Topic 480 that now are presented as pending content in the Codification, to a scope exception. For public business entities, the amendments in Part I of this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. For all other entities, the amendments in Part I of this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted for all entities, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in Part II of this Update do not require any transition guidance because those amendments do not have an accounting effect. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITY (“VIE”)

On November 13, 2018, Blue Hat WFOE entered into Contractual Arrangements with Blue Hat Fujian. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Blue Hat Fujian as a VIE which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Blue Hat WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Blue Hat Fujian because it has both of the following characteristics:

The power to direct activities at Blue Hat Fujian that most significantly impact such entity’s economic performance, and

The right to receive benefits from Blue Hat Fujian that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, Blue Hat Fujian pays service fees equal to all of its net income to Blue Hat WFOE. The Contractual Arrangements are designed so that Blue Hat Fujian operates for the benefit of Blue Hat WFOE and ultimately, the Company.

Accordingly, the account of Blue Hat Fujian is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements. The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31,	December 31,
	2019	2018

Current assets	$37,040,733	$25,659,179
Property and equipment, net	162,374	208,869
Other non-current assets	13,773,550	9,602,816
Total assets	50,976,657	35,470,864

Total liabilities	(12,494,955)	(7,214,819)

Net assets	$38,481,702	$28,256,045

	December 31,	December 31,
	2019	2018

Current liabilities:
Short-term loans - banks	$5,819,787	$3,125,681
Current maturities of long-term loans – third party	77,493	75,469
Accounts payable	293,985	1,402,972
Other payables and accrued liabilities	2,058,626	438,299
Other payables – related party	21,072	62,368
Operating lease liability - current	313,460	-
Customer deposits	-	76,274
Taxes payable	3,525,153	1,941,770
Total current liabilities	12,109,576	7,122,833
Operating lease liabilities	372,051	-
Long-term loans – third party	13,328	91,986
Total liabilities	$12,494,955	$7,214,819

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITY (“VIE”) - continued

The summarized operating results of the VIE’s are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Revenues	$23,834,129	$18,531,178	$14,144,894
Gross profit	$16,302,329	$12,422,502	$8,844,807
Income from operations	$11,153,956	$8,317,465	$5,944,458
Net income	$10,747,395	$7,919,408	$5,124,973

4.	Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2019	2018

Accounts receivable	$15,098,733	$12,534,236
Allowance for doubtful accounts	(1,467,374)	(644,090)
Total accounts receivable, net	$13,631,359	$11,890,146

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$644,090	$198,516
Addition	842,179	474,087
Exchange rate effect	(18,895)	(28,513)

Ending balance	$1,467,374	$644,090

5.	Other receivables, net

Other receivables consist of the following:

	December 31,	December 31,
	2019	2018

Deposit for business acquisitions	$12,324,583	$-
Deposit for set-up of research center	86,007	-
Others	814,615	261,889
Allowance for doubtful accounts	(42,676)	(29,571)
Total other receivables, net	$13,182,529	$232,318

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$29,571	$13,830
Addition	13,680	17,131
Exchange rate effect	(575)	(1,390)
Ending balance	$42,676	$29,571

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Csfctech Co., Ltd (“Csfctech”), subject to customary conditions. Csfctech is a developer and distributor of mobile games in China with an international user base across Mainland China, Taiwan, the United Arab Emirates and Africa. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Csfctech and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Other receivables, net - continued

As of December 31, 2019, the Company paid a refundable deposit of $5,983,022 to Yiang as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Csfctech does not meet the agreed terms.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2019 the Company paid a refundable deposit of $6,341,561 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2019, the Company paid $86,007 to Zhongrun as a refundable deposit for preliminary costs.

6.	Prepayments, net

Prepayments, net consist of the following:

	December 31,	December 31,
	2019	2018

Prepayments	$487,841	$1,457,272
Allowance for doubtful accounts	(188,264)	(124,740)
Total prepayments, net	$299,577	$1,332,532

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$124,740	$127,470
Addition	66,045	4,310
Exchange rate effect	(2,521)	(7,040)
Ending balance	$188,264	$124,740

7.	Leases

The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated. In addition, adoption of the new standard resulted in the recording of right of use assets and associated lease liabilities of approximately $1 million each as of January 1, 2019.

Operating lease expense for the years ended December 31, 2019, 2018 and 2017 was $408,410, $387,191 and $314,718, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Leases - continued

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2019
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$679,850

Current operating lease liabilities	Operating lease liabilities - current	$313,460
Noncurrent operating lease liabilities	Operating lease liabilities	372,051
Total operating lease liabilities		$685,511

Weighted average remaining lease term (in years):
Operating leases		1.9

Weighted discount rate:
Operating leases		4.72%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease

2020	$339,136
2021	319,959
2022	51,189
2023	13,613
Total	$723,897
Less: amount representing interest	38,386
Present value of future minimum lease payments	685,511
Less: Current obligations	313,460
Long-term obligations	$372,051

As of December 31, 2019, the Company has additional operating lease commitments that have not yet commenced of approximately $40,681.

8.	Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2019	2018

Building	$2,162,449	$-
Electronic devices	175,249	131,406
Office equipment, fixtures and furniture	43,914	34,352
Vehicle	216,179	219,250
Subtotal	2,597,791	385,008
Less: accumulated depreciation and amortization	(272,968)	(176,139)
Total	$2,324,823	$208,869

The depreciation expenses for the years ended December 31, 2019, 2018 and 2017 was $100,474, $101,183 and $14,702, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2019	2018

Patents	$1,115,004	$962,858
Licensed software	6,067,218	2,036,414
Software development costs	1,080,020	1,968,451
Less: accumulated amortization	(1,503,926)	(702,186)
Intangible assets, net	$6,758,316	$4,265,537

Amortization expenses for the years ended December 31, 2019, 2018 and 2017 amounted to $821,203, $362,355 and $193,255, respectively.

The estimated amortization is as follows:

For the year ended December 31	Estimated amortization expense

2019	$1,108,675
2020	1,108,675
2021	1,108,675
2022	1,108,675
2023	1,108,675
Thereafter	1,214,937
Total	$6,758,312

10.	Long-term investments

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2019, 2018 and 2017, the carrying value of cost method investment in Xiamen Blue Wave was $1,720,134, $1,744,566 and $0 respectively.

Equity method investments

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”), a PRC company. As the Company has significant influence over the investee through its representation on the board, the investment in Fujian Youth was accounted for using the equity method. As of December 31, 2019, 2018 and 2017, total investment in Fujian Youth was $7,167, $7,269 and $7,684, respectively. As of December 31, 2019, 2018 and 2017, Fujian Youth had no operations and no gain or loss was recognized for the years ended December 31, 2019, 2018 and 2017.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	LONG-TERM INVESTMENTS - continued

As the Company has significant influence over the investee through its representation on the board, the Company accounted for the investment in Renchao Huyu as equity method investment. As of December 31, 2019, no investment has been contributed in Renchao Huyu.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2019, 2018 and 2017.

11.	Credit facilities

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

		Interest	Collateral/	December 31,	December 31,
Bank Name	Maturities	rate	Guarantee	2019	2018

Industrial Bank	August 2020	4.35%	Secured by $5 million fixed deposit	$4,300,334	$-
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen and Juanjuan Cai	716,723	-
Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	430,034	-
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	372,696	-
China Construction Bank	March 2019	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd	-	944,973
Industrial Bank	December 2019	6.09%	Guarantee by Xiaodong Chen, Juanjuan Cai and Yong Chen	-	436,142
China Construction Bank	March 2019	5.71%	Guarantee by Xiamen Jingyuan Finance Guarantee Co. Ltd	-	1,090,354
Industrial Bank	December 2019	6.09%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen Juanjuan Cai and Yong Chen	-	654,212
Total				$5,819,787	$3,125,681

Loan term loans — third party

Outstanding balances on long-term third party loans consisted of the following:

		Weighted
		Average	Collateral/	December 31,	December 31,
Lender Name	Maturities	Interest Rate	Guarantee	2019	2018

Volkswagen Finance (China) Co. Ltd.	Due monthly until March 2021	4.06%	Automobiles	$90,821	$167,455
Current maturities				(77,493)	(75,469)
Total				$13,328	$91,986

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	CREDIT FACILITIES - continued

Loan term loans — third party - continued

The maturities schedule is as follows as of December 31, 2019:

Twelve months ending December 31,	Amount

2020	$79,750
2021	13,291
Deferred financing fees	(2,220)
Total	$90,821

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2019, 2018 and 2017 amounted to $171,938, $142,641 and $183,291, respectively.

12.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2019	2018

Payables to non-trade vendors and service providers	$3,102,018	$225,274
Salary payables	393,944	126,200
Other miscellaneous payables	132,847	86,825
Total other payables and accrued liabilities	$3,628,809	$438,299

13.	Related party balances and transactions

Other receivables – related party

			December 31,	December 31,
Name of Related Party	Relationship	Nature	2019	2018

Lin Zhao	General Manager of Blue Hat Shenyang	Employee advance	$-	$3,419
Liang Yuan	General Manager of Blue Hat Hunan	Employee advance	-	8,617
			-	$12,036

Other payables – related party

			December 31,	December 31,
Name of Related Party	Relationship	Nature	2019	2018

Xiaodong Chen	CEO	Lease payable	$21,341	$62,368

14.	Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Taxes - continued

Income tax - continued

British Virgin Islands

Blue Hat BVI is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Blue Hat HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Blue Hat WFOE, Blue Hat Fujian, Blue Hat Shenyang, Blue Hat Hunan, Blue Hat Chongqing and Blue Hat Pingxiang are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Blue Hat Fujian obtained the “high-tech enterprise” tax status in October 2015 and renewed it in December 2018, which reduced its statutory income tax rate to 15% from 2018 to 2019.

In addition, in 2018 and 2019, the Chinese tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by using 10% of gross revenue as tax basis to apply its 25% tax rate from 2018 to December 2019. The Company expects such tax preference can be renewed on an annual basis.

Tax savings for the years ended December 31, 2019, 2018 and 2017 amounted to $ 2,256,051, $1,687,004 and $636,796, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.06, $0.05 and $0.02 per share for the years ended December 31, 2019, 2018 and 2017, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2019	2018

Current	$502,434	$712,829
Deferred	(48,710)	(107,401)
The provision for income taxes	$453,724	$605,428

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Taxes - continued

Income tax - continued

PRC - continued

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0%)	(10.0%)	(10.0%)
Preferential Blue Hat Pingxiang tax rate reduction	(12.5%)	(8.0%)	0.0%
Permanent difference	2.3%	0.1%	0.7%
Effective tax rate	4.8%	7.1%	15.7%

Deferred tax assets – China

Significant components of deferred tax assets were as follows:

	December 31,	December 31,
	2019	2018

Allowance for doubtful accounts	$182,234	$135,999

As of December 31, 2019, 2018 and 2017, the Company had approximately $1,300,000, $835,000 and 230,000 of allowance for doubtful accounts held at its profitable PRC VIE with deferred tax assets of approximately $182,000, $136,000 and $34,000, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the profitable PRC VIE as of December 31, 2019, 2018 and 2017. Thus, there were no valuation allowances of December 31, 2019, 2018 and 2017 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019, 2018 and 2017, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2019, 2018 and 2017. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2019.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. Before May 2018, the rate of Chinese VAT is 17%, and was changed to 16% from May 2018 to March 2019, then the Chinese VAT is at a rate of 13% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2019	2018

VAT taxes payable	$2,507,683	$1,314,320
Income taxes payable	833,476	514,349
Other taxes payable	183,994	113,101
Totals	$3,525,153	$1,941,770

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2019, 2018 and 2017, $15,478,337, $11,828,316 and $19,760,244 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Our functional currency is the RMB, and our financial statements are presented in U.S. dollars. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying changes in our business or results of operations. Currently, our assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

Customer concentration risk

For the year ended December 31, 2019, two customers under the same ownership accounted for 12.1% of the Company’s total revenues. For the year ended December 31, 2018, two customers under the same ownership accounted for 10.8% of the Company’s total revenues. For the year ended December 31, 2017, no customer accounted for more than 10% of the Company’s total revenues.

As of December 31, 2019, two customers under the same ownership accounted for 15.1% of the total balance of accounts receivable. As of December 31, 2018, two customers under the same ownership accounted for 10.8% of the total balance of accounts receivable. For the year ended December 31, 2017, no customer accounted for more than 10% of the total balance of account receivable.

Vendor concentration risk

For the year ended December 31, 2019, two vendors accounted for 54.84% and 31.53% of the Company’s total purchases. For the year ended December 31, 2018, two vendors accounted for 49.2% and 43.6% of the Company’s total purchases. For the year ended December 31, 2017, three vendors accounted for 35.3%, 27.4% and 26.1% of the Company’s total purchases.

As of December 31, 2019, one vendor accounted for 14% of the total balance of accounts payable. As of December 31, 2018, two vendors accounted for 62.4% and 17.1% of the total balance of accounts payable. For the year ended December 31, 2017, three vendors accounted for 39.5%, 25.4% and 25.2% of the total balance of account payable.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Shareholders' equity

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of ordinary shares is 50,000,000 shares with a par value of $0.001 per ordinary share.

Initial public offering

On July 30, 2019, Blue Hat Interactive Entertainment Technology (the “Company”) completed the initial public offering (“Initial Public Offering”, “IPO”) of 2,000,000 ordinary shares at an initial public offering price of $4.00 per share, before underwriting discounts and commissions and offering expenses, resulting in gross proceeds of $8,000,000 before underwriting discounts and commissions and offering expenses. The net proceeds from the IPO amounted to $7,417,077 after deducting the issuance costs of $582,923 and before deducting offering expenses.

In connection with the IPO, the Company granted to ViewTrade Securities, Inc., the underwriter, a 45-day option to purchase an additional 300,000 ordinary shares at the Initial Public Offering price of $4.00, less underwriting discounts and commissions, to cover over-allotments, if any. After completion of the IPO, 141,114 ordinary shares were issued on August 8, 2019, pursuant to the underwriter’s partial exercise of its option to purchase additional ordinary shares, resulting in gross proceeds of $564,456, before underwriting discounts and commissions and offering expenses. The net proceeds from the issuance of such new shares amounted to $524,944 after deducting the issuance costs of $39,512.

The option granted to ViewTrade Securities, Inc. was expired as of December 31, 2019.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan and Blue Hat Shenyang (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, Blue Hat PRC entities may allocate a portion of their after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2019, 2018 and 2017, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $14,154,734, $14,043,401 and $13,778,708, respectively.

Statutory reserve

During the years ended December 31, 2019, 2018 and 2017, Blue Hat PRC entities collectively attributed $111,333, $264,693 and $530,869 of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2019, 2018 and 2017, the Company’s shareholders contributed $7,942,021, $0, and $8,772,355 to the Company.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Commitments and contiNgencIES

Purchase commitments

The Company has entered into eight research and development agreements for the development of certain educational platforms and application systems. As of December 31, 2019 and 2018, the Company’s commitment under these agreements amounted to $18,649,121 and $13,375,009, respectively.

The Company has entered into seven agreements for game software development and three agreements for community software development. As of December 31, 2019 and 2018, the Company’s commitment under these agreements amounted to $7,815,143 and $1,221,196, respectively.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of Blue Hat WFOE and the VIEs are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Risk of uncertainty

The Company expects revenue in the first quarter of 2020 to decrease 40% to 50% due to the adverse impact of the COVID-19 outbreak on the Company's sales and operations.

The above outlook is based on information available as of the date of this report and reflects the Company's current and preliminary expectations and estimates, which are all subject to change. The Company does not foresee the coronavirus outbreak having a substantial impact on its business for the full year, although, given the uncertainty of the situation, the duration of the business disruption and related financial impact cannot be reasonably estimated at this time.

18.	Segment information and revenue analysis

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from interactive toys, and mobile games.

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Interactive toys - animation series	$160,672	$522,638	$1,060,330
Interactive toys - game series	21,152,258	16,896,944	12,956,130
Mobile game	2,521,199	1,111,596	128,434
Total revenues	$23,834,129	$18,531,178	$14,144,894

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

Disaggregated information by business lines are as follows:

Year ended December 31, 2019

	Interactive toys	Interactive toys
	animation series	game series	Mobile game

Revenue	$160,672	$21,152,258	$2,521,199
Costs of revenue	(81,201)	(7,160,508)	(290,091)
Gross Profit	$79,471	$13,991,750	$2,231,108

Year ended December 31, 2018

	Interactive toys	Interactive toys
	animation series	game series	Mobile game

Revenue	$522,638	$16,896,944	$1,111,596
Costs of revenue	(379,069)	(5,612,915)	(116,692)
Gross Profit	$143,569	$11,284,029	$994,904

Year ended December 31, 2017

	Interactive toys	Interactive toys
	animation series	game series	Mobile game

Revenue	$1,060,330	$12,956,130	$128,434
Costs of revenue	(653,118)	(4,627,337)	(19,632)
Gross Profit	$407,212	$8,328,793	$108,802

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Domestic PRC revenues	$23,834,129	$18,407,891	$13,549,989
Export revenues	-	123,287	594,905
Total revenues	$23,834,129	$18,531,178	$14,144,894

19.	Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08(e)(3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Condensed financial information of the parent company - continued

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2019	2018

ASSETS
Current assets:
Cash and cash equivalents	$76,583	$-
Other receivables, net	600,000	-
Restricted cash	5,000,000	-
Total current assets	5,676,583	-
Non-current assets:
Property, plant and equipment, net	2,162,449	-
Investment in subsidiaries	38,481,702	28,256,045
Total non-current assets	40,644,151	28,256,045
Total assets	$46,320,734	$28,256,045

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Other payables and accrued liabilities	$1,570,183	$-
Other payables - related party	269	-
Total liabilities	1,570,452	-

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 35,141,114 and 33,000,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	35,141	33,000
Additional paid-in capital	20,771,849	12,831,969
Statutory reserves	1,289,765	1,178,432
Retained earnings	24,132,194	15,169,573
Accumulated other comprehensive losses	(1,478,667)	(956,929)
Total shareholders' equity	44,750,282	28,256,045
Total liabilities and shareholders' equity	$46,320,734	$28,256,045

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

Operating expenses:
General and administrative expenses	$(1,671,700)	$-	$-

Other income (expenses):
Equity income of subsidiaries and VIEs	10,747,395	7,919,408	5,124,973
Interest income	21	-	-
Other finance expenses	(1,762)	-	-

NET INCOME	9,073,954	7,919,408	5,124,973
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(521,738)	(1,474,126)	958,667
COMPREHENSIVE INCOME	$8,552,216	$6,445,282	$6,083,640

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Condensed financial information of the parent company - continued

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2019	2018	2017

CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income	$9,073,954	$7,919,408	$5,124,973

Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(10,747,395)	(7,919,408)	(5,124,973)
Changes in operating assets and liabilities:
Other receivables	(600,000)	-	-
Other payables and accrued liabilities	1,570,183	-	-
Net cash used in operating activities	(703,258)	-	-

CASH FLOWS FROM INVESTING
ACTIVITIES:
Purchases of property and equipment	(2,162,449)	-	-
Net cash used in investing activities	(2,162,449)	-	-

CASH FLOWS FROM FINANCING
ACTIVITIES:
Proceeds from initial public offering, net of issuance costs	7,417,077	-	-
Underwriter’s partial exercise of over-allotment option,
net of issuance costs	524,944	-	-
Other payables – related party	269	-	-
Net cash used in investing activities	7,942,290	-	-

EFFECT OF EXCHANGE RATE ON CASH	-	-	-

NET CHANGES IN CASH AND CASH EQUIVALENTS	5,076,583	-	-

CASH AND CASH EQUIVALENTS, Beginning of year	-	-	-

CASH AND CASH EQUIVALENTS, end of year	$5,076,583	$-	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents	$76,583	$-	$-
Restricted cash	5,000,000	-	-
CASH AND CASH EQUIVALENTS, end of year	$5,076,583	$-	$-

* * * * *