Form 20-F
period 2020-12-31
Blue Hat Interactive Entertainment Technology
filed 2021-04-13
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, there were 38,553,694 ordinary shares issued and outstanding, par value $0.001 per ordinary share.

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

☐ Yes   ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

●	“Blue Hat,” the “Company,” “we,” “us” and “our” refer to Blue Hat Interactive Entertainment Technology and its subsidiaries, its variable interest entity and the subsidiaries of its variable interest entity.

●	“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

●	We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

●	Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the average translation rates applied to statement of income accounts for the periods ended December 31, 2020 and 2019 were RMB6.90 and RMB 6.89 to $1.00, respectively. The balance sheet amounts as of December 31, 2020 and 2019 were translated at RMB 6.52 and RMB 6.98, respectively.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. Factors that could cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, include, but are not limited to, the factors summarized below:

●	We depend upon Blue Hat Fujian to conduct our business in China and control Blue Hat Fujian through contractual arrangements (the “Contractual Arrangements”), which may not be as effective as direct ownership;

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, in particular, the coronavirus pandemic.

●	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability;

●	Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage, any of which could have a significant adverse effect on our financial condition;

●	As a developer and seller of consumer products, we are subject to various government regulations and may be subject to additional regulations in the future, violation of which could subject us to sanctions or otherwise harm our business;

●	If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected; and

●	Uncertainties with respect to China’s legal system could adversely affect us.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2018, 2019 and 2020 and as of December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:

	December 31,	December 31,	December 31,
	2020	2019	2018
Total current assets	$50,686,275	$42,717,316	$25,659,179
Total assets	75,685,450	58,815,689	35,470,864
Total current liabilities	16,735,742	13,680,028	7,122,833
Total liabilities	16,735,742	14,065,407	7,214,819
Total shareholders’ equity	58,949,708	44,750,282	28,256,045
Total liabilities and shareholders’ equity	$75,685,450	$58,815,689	$35,470,864

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2020	2019	2018
REVENUES	$30,191,069	$23,834,129	$18,531,178
COST OF REVENUES	(16,206,823)	(7,531,800)	(6,108,676)
GROSS PROFIT	13,984,246	16,302,329	12,422,502
OPERATING EXPENSES:
Selling	(522,168)	(928,680)	(759,647)
General and administrative	(3,613,361)	(4,860,189)	(3,058,548)
Research and development	(281,618)	(1,031,204)	(286,842)
Total operating expenses	(4,417,147)	(6,820,073)	(4,105,037)
INCOME FROM OPERATIONS	9,567,099	9,482,256	8,317,465
OTHER INCOME (EXPENSE)
Interest income	147,840	629	219,001
Interest expense	(439,607)	(171,938)	(142,641)
Other finance expenses	(82,338)	(4,415)	(3,656)
Other (expense) income, net	864,198	221,146	134,667
Total other income, net	490,093	45,422	207,371
INCOME BEFORE INCOME TAXES	10,057,192	9,527,678	8,524,836
PROVISION FOR INCOME TAXES	(1,776,175)	(453,724)	(605,428)
NET INCOME	8,281,017	9,073,954	7,919,408
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(3,220,363)	(521,738)	(1,474,126)
COMPREHENSIVE INCOME	$5,060,654	$8,552,216	$6,445,282
Less: Comprehensive income attributable to non-controlling interests	(111,404)	-	-
Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	4,949,250	8,552,216	6,445,282
Basic and diluted	38,553,694	35,141,114	33,000,000
EARNINGS PER SHARE
Basic and diluted	$0.21	$0.26	$0.24

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2020	2019	2018
Net cash (used in) provided by operating activities	$4,535,993	$12,309,246	$(414,604)
Net cash provided by (used in) investing activities	(10,761,793)	(19,111,780)	10,801,986
Net cash (used in) provided by financing activities	2,488,614	10,596,581	(426,221)
EFFECT OF EXCHANGE RATE ON CASH	4,059,162	(144,969)	(501,935)
NET CHANGE IN CASH AND CASH EQUIVALENTS	321,976	3,649,078	9,459,226
Cash paid for income tax	779,459	119,243	1,713,763
Cash paid for interest	248,103	171,938	142,641
Cash and cash equivalents	15,800,563	10,478,587	11,829,509
Restricted cash	-	5,000,000	-
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$15,800,563	$15,478,587	$11,829,509

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Business

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

•	We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

•	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

•	Our business depends significantly on our ability to maintain an efficient distribution network for our products and our failure to do so could adversely affect our financial condition, competitiveness and growth prospects.

•	Our business depends in large part on the success of our vendors and outsourcers, and our brand and reputation may be harmed by actions taken by third parties. In addition, any material failure, inadequacy, or interruption resulting from such vendors or outsourcings could harm our ability to effectively operate our business.

•	Issues with products may lead to product liability, personal injury or property damage claims, recalls, withdrawals, replacements of products, or regulatory actions by governmental authorities that could divert resources, affect business operations, decrease sales, increase costs, and put us at a competitive disadvantage.

•	Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

•	Our success depends on our ability to retain key executives and attract, retain and motivate qualified personnel.

•	We will need to expand our organization, and we may experience difficulties in managing this growth.

•	Failure of beneficial owners of our shares who are PRC residents to comply with certain PRC foreign exchange regulations could restrict our ability to distribute profits, restrict our overseas and cross-border investment activities and subject us to liability under PRC law.

•	Failure to adequately contribute to employee benefits plans required by PRC regulations.

•	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership. Further, the termination of these agreements would severely and detrimentally affect our continuing business viability under our current corporate structure.

•	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

•	Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owe additional taxes.

•	We conduct our business through Blue Hat Fujian by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties.

•	The shareholders of our VIE may have actual or potential conflicts of interest with us.

•	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

•	If any of our affiliated entities becomes the subject of a bankruptcy or liquidation proceeding, we may lose the ability to use and enjoy assets held by such entity.

•	We face risks related to health epidemics, severe weather conditions and other outbreaks, including COVID-19.

•	We may not be able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights.

•	We may be unable to adequately protect our intellectual property rights, or we may be accused of infringing on the intellectual property rights of others.

•	Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

•	We may be unable to protect the confidentiality of our trade secrets.

•	Third parties may assert ownership or commercial rights to inventions we develop.

•	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

•	Our computer systems and operations may be vulnerable to security breaches.

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•	Uncertainties with respect to China’s legal system could adversely affect us.

•	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

•	We may rely on dividends and other distributions on equity paid by our PRC subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiary to make payments to us could have a material and adverse effect on our ability to conduct our business.

•	Fluctuations in exchange rates.

•	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

•	Certain PRC regulations may make it more difficult for us to pursue growth through acquisitions.

•	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiary to liability or penalties, limit our ability to inject capital into our PRC subsidiary, limit our PRC subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

•	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

•	Our use of third party manufacturers to produce our products presents risks to our business.

•	Our dependence on a limited number of customers could adversely affect our business and results of operations.

•	Additional factors outside of our control related to doing business in China could negatively affect our business.

•	An active trading market for our ordinary shares may not be sustained.

•	Our ordinary shares are considered to be penny stock.

•	A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

•	Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

•	We have broad discretion in the use of proceeds from our initial public offering designated for working capital and general corporate purposes, and we may not succeed in using those net proceeds effectively.

•	We incur significant additional costs as a result of being a public company.

•	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

•	We have identified material weaknesses in our internal control over financial reporting.

•	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

•	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

•	Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

•	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

•	Certain judgments obtained against us by our shareholders may not be enforceable.

•	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

•	We qualify as a foreign private issuer and, as a result, are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

•	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than Nasdaq corporate governance listing standards.

•	There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs.

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

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. In 2020, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 28% of our total revenue. In 2020, 100% of our products were sold in China and, of these sales in China, approximately 81% were generated from Chinese distributors.

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

As of December 31, 2020, we had 111 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

We face risks related to health epidemics, severe weather conditions and other outbreaks, including the coronavirus pandemic.

In recent years, there have been outbreaks of epidemics in various countries, including China. Recently, there was an outbreak of a novel strain of coronavirus (COVID-19) in China, which has spread rapidly to many parts of the world. The outbreak resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities throughout the world. In March 2020, the World Health Organization declared COVID-19 a pandemic.

Substantially all of our revenues and our workforce are concentrated in China. Consequently, our results of operations will likely be adversely, and may be materially, affected, to the extent that COVID-19 or any other epidemic harms the Chinese and global economy in general. Any potential impact to our results will depend on, to a large extent, future developments and new information that may emerge regarding the duration and severity of the COVID-19 outbreak and the actions taken by government authorities and other entities to contain the COVID-19 outbreak or treat its impact, almost all of which are beyond our control. Potential impacts of COVID-19 or any other epidemic include, but are not limited to, the following:

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

With the initial outbreak of the COVID-19 pandemic occurring at the beginning of 2020, our business was adversely impacted in the first few months of the year. Our total revenue in 2020 increased at the end of year, mainly due to general economic recovery in China and income from two new businesses (information services and communication services) this year.

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

We expect that the cloud-based applications embedded in our toys will be an important foundation for establishing our company as a leading source of technology. For that reason, among others, the safety of our network and our secure transmission of information over the internet will be essential to our operations and our services. Our network and our computer infrastructure are potentially vulnerable to physical breaches or to the introduction of computer viruses, abuse of use and similar disruptive problems and security breaches that could cause loss (both economic and otherwise), interruptions, delays or loss of services to our users. We have been the target of attempted cyber-security breaches in the past and expect that we will continue to be subject to such attempts in the future. It is possible that advances in computer capabilities or new technologies could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information, cause interruptions in our operations or utilize our network without authorization. Security breaches also could damage our reputation and expose us to a risk of loss, litigation and possible liability. We cannot guarantee you that our security measures will prevent security breaches.

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

For the foreseeable future, all of our products will be manufactured by third party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the year ended December 31, 2020, our two largest suppliers accounted for 26.48% and 25.32%, respectively, of our total purchases. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of operations of a third party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, one customer accounted for 10.4% of the Company’s total revenues. Therefore, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations. In addition, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

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

Sales of a substantial number of our ordinary shares in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our ordinary shares. We have issued and outstanding 38,553,808 ordinary shares. If held by one of our affiliates, the resale of those securities will also be subject to volume limitations under Rule 144 of the Securities Act.

Our directors, officers and principal shareholders have significant voting power and may take actions that may not be in the best interests of our other shareholders.

Our officers, directors and principal shareholders holding more than 5% of our ordinary shares, collectively, control approximately 51% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In preparing our consolidated financial statements for the years ended December 31, 2019 and December 31, 2020, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2020. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. domestic public company.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our company, Blue Hat Interactive Entertainment Technology, or Blue Hat, is a holding company incorporated on June 13, 2018 under the laws of the Cayman Islands.

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

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd., or Fujian Youth, a PRC company. As of December 31, 2020, Fujian Youth had normal operations.

On January 25, 2018, Blue Hat Fujian established its wholly owned subsidiary, Chongqing Lanhui Technology Co. Ltd., or Blue Hat Chongqing, a PRC company. As of December 31, 2019, Blue Hat Chongqing had no operations. On December 14, 2020, it deregistered Chongqing Lanhui Technology Co. Ltd.

On September 10, 2018, Blue Hat Fujian established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd., or Blue Hat Pingxiang, a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., contributing a 15.0% equity interest in Xiamen Blue Wave Technology Co. Ltd., or Xiamen Blue Wave, a PRC company.

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

On March 31, 2020, the Company established its wholly owned subsidiary, Xiamen Jiuqiao Technology Co.,Ltd. (“Jiuqiao”), a PRC company. Jiuqiao engages in designing, producing, producing, promoting and selling interactive toys with mobile games features, original intellectual property, peripheral derivatives features worldwide and also providing consultation service.

On August 3, 2020, the Company acquired 60% of Xunpusen (Xiamen) Technology Co.,Ltd. which providing telecommunication service and internet access.

On January 25, 2021, Blue Hat Cayman closed an acquisition pursuant to which it acquired 100% equity interests of Fresh Joy. Fresh joy, through its affiliated Hong Kong Xinyou Entertainment Company and Fujian Xinyou Technology Co., Ltd., signed a series of VIE agreements with Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”). Fujian Roar Game holds 51% equity of Fuzhou CSFCTECH Co., Ltd and 100% equity of Fuzhou UC71 Co., Ltd.

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

B. Business Overview

We are a producer, developer and operator of augmented reality, or AR, interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes and recently we expanded into the Internet Data Center (IDC) business. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience. By leveraging our strong technological capabilities and infrastructure, we believe we are able to deliver a superior user experience and conduct our operations in a highly efficient manner.

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of January 27, 2021, our intellectual property portfolio included 207 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights, 62 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and 28 software copyrights.

We strive to create an engaging, interactive and immersive community for users of our products. The majority of our users are among the young Chinese generation between the ages of 3 and 23, although many of our products appeal to users outside of this demographic. We intend to further penetrate the Chinese market with new products that will target users ages 14 and above. Specifically, our strategies include marketing Fidolle, a ball-jointed “smart doll”, and QI, a gaming and entertainment platform designed for both family home use and amusement arcades. We believe our high-quality content is a magnet for users with common interests to connect, interact and share their passions on our platform, which helps to cultivate a strong sense of belonging, effectively strengthening our user retention. In the meantime, we are licensed to sell products with “WUHUANGWANSHUI” brand images. We are also developing our IDC business. As for educational products, we provide our Augmented Reality Immersive Classes (“ARIC”) to pre-schools and plan to work closely with these schools to integrate our digital solutions with a new STEAM-focused curriculum for young students. We believe our high-quality content attracts users with common interests to connect and share their passion on our platform, which cultivates a strong sense of belonging and effectively strengthens our user retention.

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

Our Products

We currently offer the following primary AR interactive product lines: AR Racer, AR Crazy Bug, AR 3D Magic Box, AR Dinosaur, “Talking Tom and Friends” Bouncing Bubble, AR Shake Bouncing Bubble, “WUHUANGWANSHUI” authorized products, Immersive Education Classes and IDC business.

AR Racer

AR Racer is a car-racing mobile game played using a physical toy car stuck onto the user’s mobile device screen using non-adhesive materials. Blue Hat’s photosensitive recognition technology allows the toy car to be used as a controller, so that users can virtually race one another via the simulated racing track, as well as engage in individual races. In addition, we developed a new generation product, the “Mini Car” series, that retains the car model attributes and the original AR interactive function, while upgrading the gameplay, structure and aesthetics of the game.

AR Crazy Bug

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

AR Shake Bouncing Bubble

AR Shake Bouncing Bubble is a product developed in 2020. The product is known for its soothing interface and magical background music. It contains an exclusive structural design of Blue Hat. The AR interactive software has been shown to help to improve children’s concentration and reaction. Children can also use regular bubble liquid to blow bubbles.

WUHUANGWANSHUI Authorized Products

“WUHUANGWANSHUI” is a famous brand for Chinese cartoon images that consist of a cat (Wu Huang) and a dog (Ba Zahey). The brand is owned by Cup of Cosmo Studio (Beijing) Culture Co., Ltd., and is easily recognizable in Chinese popular culture. Primarily seen in cartoon images, comics, animations and emoticon packages, “WUHUANGWANSHUI” has over 30 million followers online, which brings over RMB2 billion in licensed product sales. We are licensed to use “WUHUANGWANSHUI” images on our products and our e-commerce website. We expect to launch approximately 20 interactive toys with the licensed images in the near future.

Immersive Education Classes

Immersive Education Classes is Blue Hat’s range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China’s preschools, including “Smart Screen Immersive Education Classes”, “Smart Immersive Physical Education Classes” and “Smart Immersive Cognitive Education Classes.” The three products are suitable for different teaching scenarios and can be used independently or together with one another to promote children’s overall development.

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

“AR Immersive Class” (“ARIC”) offers full collection of our immersive educational products that utilize AR technology to create a dynamic and engaging model to teach preschoolers in China. With our proprietary AR technology, the ARIC greatly enriches children’s learning experience and enables educators to track and analyze students’ progress.

IDC Business

Xunpusen, a subsidiary of our company, recently signed a cooperation agreement with China Mobile Communications Group Guangdong Co., Ltd. (“China Mobile”) for a series of telecom value-added services relating to Internet Data Center (“IDC”). IDC hosts a group of hosting providers, merchants, or web servers. It is an infrastructure that ensures e-commerce websites operate securely. It also helps businesses and their alliances to implement value chain management for their distributors, suppliers and customers. Namely, IDC related services enable big companies to promote and sell products with Xunpusen’s message marketing services and integrated solutions.

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

We have an experienced sales team with more than 43 staff members, many of which have several years of sales experience. Currently, our sales are primarily derived from developed eastern regions of China such as Jiangsu and Zhejiang. We intend to expand into more diverse regions of China in an effort to increase our market share. Currently, we have four subsidiaries located in Chongqing, Hunan, Fujian and Shenyang, responsible for sales and marketing.

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

Intellectual Property

The core of our business is our proprietary technology. As a result, we strive to maintain a robust intellectual property portfolio. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark, and copyright protection for our proprietary technologies. As of January 27, 2021, our intellectual property portfolio included 207 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights, 62 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and 28 software copyrights.

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

Value-Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17 percent shall be levied on general taxpayers selling or importing various goods; the tax rate of 17 percent shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be nil, unless otherwise stipulated. On April 4, 2018, the Ministry of Finance and the SAT jointly issued the Notice of Adjustment of Value-added Tax Rates which declared that the VAT tax rate in regard to the sale of goods, provision of processing, repairs and replacement services and importation of goods into China shall be reduced from the previous 17% to 16% from May 1, 2018. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

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

Four Mandatory National Standards are Part 1 of Safety of Toys: Basic Norm, Part 2 of Safety of Toys: Mechanical and Physical Properties, Part 3 of Safety of Toys: Flammability and Part 4 of Safety of Toys: Migration of Specific Elements.

Since the date of enforcement, all toy products entering the Chinese mainland market shall meet the requirement of new Mandatory National Standards, and the old GB 6675-2003 National Safety Technical Code for Toys was invalidated with the enforcement of new Mandatory National Standards.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIE and its subsidiaries:

Blue Hat Interactive Entertainment Technology
VIE Structure

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $ 736,073 (RMB 5,000,000) ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited
Fujian Blue Hat Interactive Entertainment Technology Ltd.

●     A PRC limited liability company

●     Incorporated on January 7, 2010

●     Registered capital of $4,697,526 (RMB 31,054,000)

●     Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

VIE of Blue Hat Xiamen Duwei Consulting Management Co., Ltd.
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

100% controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Xiamen Jiuqiao Technology Co. Ltd.

●     A PRC limited liability company

●     Incorporated on March 31, 2020

●     Registered capital of $ 15,325,905 (RMB 100,000,000)

●     Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features, and consultation service.

40% owned controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd. 60% owned by Duwei Consulting Management Co. Ltd
Xunpusen (XunPuSen) Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on May 2, 2018, acquired on August 3, 2020 ● Registered capital of $3,065,181 (RMB 20,000,000) ● Telecommunication service and internet access.	60% controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd.

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

A. Operating results

Overview

We are a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. We have also expanded into the Internet Data Center (IDC) business. Our interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by our proprietary technology, we aim to create an engaging, interactive and immersive community for our users. IDC is a place to host a group of hosting enterprises, merchants, or web servers, an infrastructure on which models of e-commerce operate securely, and a platform to support businesses and their business alliances in implementing value chain management for their distributors, suppliers and customers. Since the fourth quarter of 2020, we have continued to develop and utilize our mobile marketing and hosting expertise to support and grow our traditional mobile and gaming business while seeking new channels to expand the Company’s customer base and leverage relationships.

We have grown rapidly since our inception. We generate revenues primarily from sales of our interactive toys, specifically our animation and game series, and mobile games and Immersive Education Classes and the Internet Data Center (IDC) business. Our total revenues increased by $6,356,940, or 26.7%, to $30,191,069 for the year ended December 31, 2020 as compared to $23,834,129 for the year ended December 31, 2019 mainly due to additional revenues from our new lines of business—information services revenues of $4.32 million and communication services revenue of $ 5.5 million since the acquisition. The interactive toys segment was adversely impacted by COVID-19 during the first half of 2020 and as a result, revenue generated from interactive toys decreased by $3.44 million, or 16%. Our total revenues increased by $5,302,951, or 28.6%, to $23,834,129 for the year ended December 31, 2019 as compared to $18,531,178 for the year ended December 31, 2018.

In an effort to capture a substantive share of the AR interactive toy market in China, we have increased our investment in the research and development of our AR interactive toys and games. Investment in research and development internally in the year ended December 31, 2020, 2019 and 2018 were $281,618, $1,031,204 and $286,842, respectively. We have collaborated with external developers in the AR interactive toys and games industry. As of December 31, 2020 and 2019, we prepaid approximately $4.2 million and $4.4 million to such developers for the development of more advanced technology for our AR interactive toys and games.

Key Factors that Affect Operating Results

Investment in technology and talent

We believe the key to success in the AR interactive toy market is research and development. We release new mobile applications annually, and intend to continue doing so, in an effort to extend the life cycle of our products. The advancement of our technology is critical as it enables us to retain and attract users. We must continue to innovate, develop and produce technologies to keep pace with the growth of our business and the industry. Therefore, we invest substantially in the research and development of AR interactive technologies. Our current research and development efforts are primarily focused on further advancement of the technology used in our products, including photosensitive induction technology, gesture-sensor technology, infrared induction technology and AR identification technology.

Our ability to build our brand and expand our sales distribution channel

Our distribution channels include domestic distributors, e-commerce platforms, supermarkets and export distributors. 100% of our products sold in 2020 were sold domestically in China, and 81% of those products sold in China were generated from Chinese distributors. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television. Our revenue growth will be affected by our ability to effectively execute our shifting marketing strategies and expand our sales distribution channel through e-commerce.

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

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined from 7.6% in 2014, to 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018, 6.1% in 2019 and 2.3% in 2020. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

In late 2019, the “COVID-19” virus appeared in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) labeled COVID-19 as a pandemic and many countries around the world began closing borders and making efforts to either shelter-in-place or quarantine its population. Our Company and all of our operations are located in China. During the first quarter of 2020, China placed a mandatory quarantine on certain areas and our operation experienced a shut down. Because of the pandemic, we suffered a significant reduction in sales in the first quarter. We gradually recovered from China’s control measure during the second half of the year and our revenue generated from existing business -- interactive toys caught up to that for the same period in 2019.

On November 30, 2020, the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd. (“Fresh Joy”), Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties entered into an Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. (the “Acquisition Agreement”), pursuant to which the Company shall acquire 100% of the equity shares of Fresh Joy, a Cayman Islands company (the transaction, the “Acquisition”).

As of the date of the Acquisition Agreement, Joyful Castale International Limited and Chief Choice Global Limited (collectively, the “Transferors”) together owned 100% of the equity shares of Fresh Joy, which, through its affiliate companies, Hong Kong Xinyou Entertainment Company and Fujian Xinyou Technology Co., Ltd., entered into a series of structured contracts with the Target Company. The Target Company is a limited liability company formed under the laws of the People’s Republic of China and holds 51% of the equity interest of Fuzhou Csfctech Co., Ltd. (“Csfctech”) and 100% of the equity interest of Fuzhou UC71 Co., Ltd. (“UC71”).

Pursuant to the Acquisition Agreement, the Company shall acquire 100% of the equity shares of Fresh Joy from the Transferors for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% shall be paid in cash (which percentage could be increased subject to the Transferors’ intention according to the actual circumstances) and the other half shall be paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets. The Acquisition closed on January 25, 2021.

Subsequent to the above acquisition, the Company entered into information services and communication services. IDC business can enable larger companies to promote and sell products using Xunpusen’s expertise in message marketing and integrated solutions.

Results of Operations

Comparison of Years Ended December 31, 2020 and December 31, 2019

	For the Years ended December 31,
	2020	2019	Change	Percentage Change
Revenues	$30,191,069	$23,834,129	$6,356,940	26.7%
Cost of revenues	(16,206,823)	(7,531,800)	(8,675,023)	115.2%
Gross profit	13,984,246	16,302,329	(2,318,083)	(14.2)%
Selling expenses	(522,168)	(928,680)	406,512)	(43.8)%
General and administrative expenses	(3,613,361)	(4,860,189)	1,246,828)	(25.7)%
Research and development	(281,618)	(1,031,204)	749,586)	(72.7)%
Income from operations	9,567,099	9,482,256	84,843	0.9%
Other income, net	490,093	45,422	（444,671)	（979.0)%
Provision for income taxes	(1,776,175)	(453,724)	(1,322,451)	291.5%
Net income	$8,281,017	9,073,954	(792,937)	(8.7)%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, mobile games, information services and communication services. Total revenues increased by $6,356,940, or 26.7%, to $30,191,069 for the year ended December 31, 2020 as compared to $23,834,129 for the year ended December 31, 2019. The overall increase is mainly due to the increase in the sales volume of the interactive toy-animation sales series, and the Company’s revenue from new businesses (information services and communication services) in 2020. The increase in revenue from these businesses offset the decrease in sales of our interactive toy game series.

Our revenue from each of our revenue categories is as follows:

	For the Year ended December 31, 2020	For the Year ended December 31, 2019	Change	Change (%)

Revenues
Interactive toys - animation series	$1,969,141	$160,672	$1,808,469	1,125.6%
Interactive toys - game series	15,905,314	21,152,258	(5,246,944)	(24.8)%
Mobile games	2,473,162	2,521,199	(48,037)	(1.9)%
Information services	4,328,591		4,328,591	100%
Communication services	5,514,861		5,514,861	100%
Total revenues	$30,191,069	$23,834,129	$6,356,940	26.7%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series decreased by $5.2 million or 24.8% from $21.2 million for the year ended December 31, 2019 to $15.9 million for the year ended December 31, 2020. Our business strategy still focuses on higher profit products such as interactive toys - game series, which had a gross profit percentage of 65.5% in 2020, compared to interactive toys-animation series, which had a gross profit percentage of 31.5% in 2020. However, the revenues of interactive toys - game series were negatively affected by the COVID -19 in 2020. Interactive toys - game series focuses on children, and children typically purchase the product when they are able to physically touch and play with the products. Due to COVID-19, the physical shopping has decreased significantly, which resulted in a decline in revenue.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series increased by $1,808,469 or 1125.6% from $160,672 for the year ended December 31, 2019 to $1,969,141 for the year ended December 31, 2020. The revenue from education courseware sold to Kindergarten significantly contributed to the increase in animation revenue in year 2020 by approximately 1,125.6% compared to the year ended December 31, 2019.

Mobile Games

Revenues from mobile games decreased by $0.05 million or 1.9% from $2.5 million for the year ended December 31, 2019 to $2.5 million for the year ended December 31, 2020. Mobile games is highly cyclical—each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing. As a majority of our mobile games are reaching a decline trend, the contribution to the revenue decreased compared to the previous year.

Information services

Information services is a new industry launched by the Company at the end of 2020. Revenues from information services was $4.3 million in 2020. The information technology services industry mainly operates through third-party platforms or designated media channels (for example, WeChat Official Account, Mini Program, APP, Tik Tok, Toutiao, Quick Worker, etc.). We provide products and technical services so that users who access the technical service platform can access their products and services.

Communication services

Communication services are the main business of Xunpusen (Xiamen) Technology Co., Ltd. acquired by Fujian Blue Hat Interactive Entertainment Technology Co. Ltd in 2020. Revenues from communication services in 2020 was $5.5 million. The communication business is mainly divided into three modules: SMS agency service, telephone charge recharge agency service and IDC service.

Cost of Revenues

Total cost of revenues increased by $8.7 million, or 115.2%, to $16.2 million for the year ended December 31, 2020 as compared to $7.5 million for the year ended December 31, 2019. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31, 2020	For the Year ended December 31, 2019	Change	Change (%)

Cost of revenues
Interactive toys - animation series	$1,348,936	$81,201	$1,267,735	1,561.2%
Interactive toys - game series	5,490,820	7,160,508	(1,669,688)	(23.3)%
Mobile games	10,577	290,091	(279,514)	(96.4)%
Information services	4,334,411	-	4,334,411	100%
Communication services	5,022,079	-	5,022,079	100%
Total cost of revenues	$16,206,823	$7,531,800	$8,675,023	115.2%

Our cost of revenues from interactive toys – game series decreased by $1.7 million or 23.3% from $7.2 million for the year ended December 31, 2019 to $5.5 million for the year ended December 31, 2020. The decrease in cost of revenues from interactive toys – game series is due to the revenue decrease resulting from the decrease in purchasing resulting from COVID-19.

Our cost of revenues from interactive toys – animation series increased by $1.3 million or 1561.2% from $0.08 million for the year ended December 31, 2019 to $1.3 million for the year ended December 31, 2020. The main costs of interactive toys-animation series include software development cost amortization and manufacturing cost. The increase of cost is mainly due to the increase of sales volume, which leads to the increase of manufacturing cost. The increase of sales volume leads to the decrease of fixed amortization of single product which leads to the gross profit increases.

Our cost of revenues from mobile games decreased by $279,514 or 96.4% from $290,091 for the year ended December 31, 2019 to $10,577 for the year ended December 31, 2020. The cost of revenue from mobile games decreased because the cost of the game is divided into two parts, amortization of related development costs and operating costs. Because most development costs have been amortized and operating costs were stable relative to game revenue, overall costs were down from 2019.

Our cost of revenues from information services increased by $4.3 million or 100% at the year ended December 31, 2020. The business started at the end of 2020 and is a new source of revenues and cost of revenue.

Our cost of revenues from communication services increased by $5 million or 100% at the year ended December 31, 2020.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31, 2020	For the Year ended December 31, 2019	Change	Change (%)

Interactive toys - animation series
Gross profit	$620,205	$79,471	$540,734	680.4%
Gross margin	31.5%	49.5%	(18.0)%

Interactive toys - game series
Gross profit	$10,414,494	$13,991,750	$(3,577,256)	(25.6)%
Gross margin	65.5%	66.1%	(0.7)%

Mobile games
Gross profit	$2,462,585	$2,231,108	$231,477	10.4%
Gross margin	99.6%	88.5%	11.1%

Information services
Gross profit	$(5,820)	-	(5,820)	100%
Gross margin	(0.1)%	-	(0.1)

Communication services
Gross profit	$492,782	-	492,782	100%
Gross margin	8.9%	-	8.9

Total
Gross profit	$13,984,246	$16,302,329	$(2,318,083)	(14.2)%
Gross margin	46.3%	68.4%	(22.1)%

Our overall gross profit decreased by $2.3 million, or 14.2%, to $14.0 million for the year ended December 31, 2020 from $16.3 million for the year ended December 31, 2019, which the gross profit percentage were 46.3% and 68.4%, respectively.

Gross profit percentage for our interactive toys – game series was 65.5% and 66.1% for the year ended December 31, 2020 and 2019, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys – game series business line, which contributed 52.7% of our total revenues for the year ended December 31, 2020 as compared to 88.7% in the year ended December 31, 2019. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2020, and ultimately to a decrease in the gross profit of interactive toys - game series, which was 25.6%.

Gross profit percentage for our interactive toys – animation series was 31.5% and 49.5% for the year ended December 31, 2020 and 2019, The gross profit ratio has declined because in our interactive toys – animation series sales channel, the gross profit ratio of e-commerce channels is higher than that of distribution channels. In 2020, e-commerce channels accounted for only 2% of interactive toy-animation series sales, leading to a decrease in the proportion of gross profit in 2020 compared to 2019.

Gross profit percentage for our information services was -0.1% for the year ended December 31, 2020. Information services is a new business launched by the Company at the end of 2020. Because this industry is in the initial stage of Development, the cost is higher than other businesses, and the gross profit percentage is low.

Gross profit percentage for our communication services was 8.9% for the year ended December 31, 2020. Communication services are the main business of Xunpusen (Xiamen) Technology Co., Ltd. acquired by Fujian Blue Hat Interactive Entertainment Technology Co. Ltd in 2020. The gross profit of communication services business is lower than other businesses due to high cost and lower price. As a result, the gross profit percentage for our communication services was 8.9, which is less than Interactive toys and mobile game.

Gross profit percentage for mobile games was 99.6% for the year ended December 31, 2020 compared to 88.5% for the year ended December 31, 2019. The increase was the resulted of the decrease in the revenue being less than the decrease in the cost of revenue, for reasons described above.

Operating Expenses

Total operating expenses decreased by $2.4 million or 35.2% from $6.82 million for the year ended December 31, 2019 to $4.42 million for the year ended December 31, 2020. The decrease is mainly attributable to a $0.41 million decrease in selling expenses, a $1.25 million decrease in general and administrative (“G&A”) expenses, and a $0.75 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

The $1.25 million decrease in G&A expenses is mainly attributable to the professional expenses associated with our initial public offering last year, which decreased by $0.99 million.

The $0.75 million decrease in R&D expenses is mainly attributable to $0.6 million reduction of technical service fees. This decrease was primarily a result of the termination of a research and development contract for a smart preschool platform. In order to remain committed to the innovation, development and production of technologies, we have prepaid $4.2 million for R&D.

Other income, net

Total other income, net increased by $444,671 or 979% from $45,422 for the year ended December 31, 2019 to $490,093 for the year ended December 31, 2020. The significant increase in total other income, net was due to increase in interest income and other income, which was mainly the result of interest from termination of time deposit.

Income tax expense

Our income tax expense amounted to $1,776,175 and $453,724 for the year ended December 31, 2020 and 2019, respectively. The $1,322,451 increase is due to concessional tax rate granted by the local government, Blue Hat Fujian obtained the “high-tech enterprise” tax status, resulted in its statutory income tax rate being 15% in both 2018 and 2019, which continued to apply in 2020. In addition, the Chinese tax authority granted Blue Hat Pingxiang a preferred rate on its enterprises income tax by using 10% of gross revenue as the tax basis to apply its 25% tax rate from 2018 to December 2019, which expired in 2020. Tax savings for the years ended December 31, 2020, 2019 and 2018 amounted to $1,115,176, $ 2,256,051, and $1,687,004, respectively.

Net income

Our income before income taxes increased by 5.56% or $529,541 from $9,527,678 for the year ended December 31, 2019 to $10,057,192 for the year ended December 31, 2020. However, net income decreased by $792,937 or 8.74% from $9,073,954 in 2019 to $8,281,017 in 2020, mainly due to the expiration of the preferential tax rate for Blue Hat Pingxing discussed above.

Comparison of Years Ended December 31, 2019 and December 31, 2018

	For the Years ended December 31,
	2019	2018	Change	Percentage Change
Revenues	$23,834,129	$18,531,178	$5,302,951	28.6%
Cost of revenues	(7,531,800)	(6,108,676)	(1,423,124)	23.3%
Gross profit	16,302,329	12,422,502	3,879,827	31.2%
Selling expenses	(928,680)	(759,647)	(169,0333)	22.3%
General and administrative expenses	(4,860,189)	(3,058,548)	(1,801,641)	58.9%
Research and development	(1,031,204)	(286,842)	(744,362)	259.5%
Income from operations	9,482,256	8,317,465	1,164,791	14.0%
Other income, net	45,422	207,371	(161,949)	(78.1)%
Provision for income taxes	(453,724)	(605,428)	151,704	(25.1)%
Net income	$9,073,954	$7,919,408	$1,154,546	14.6%

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

Gross profit percentage for our interactive toys – animation series was 49.5% and 27.5% for the year ended December 31, 2019 and 2018, respectively, because the gross profit percentage of the e-commerce channel in the sales channel of our interactive toys – animation series is higher than that of the distribution channel. The increase of gross profit percentage was mainly attributable to the increase of proportion of e-commerce channel sales in the sales of interactive toys – animation series.

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

The $0.74 million increase in R&D expenses is mainly attributable to management efforts in efficiency and cost control of our R&D expenses. This increase was primarily a result of research and development to develop a smart preschool platform, including a range of immersive educational products and AR interactive toys (game series). We remain committed to the innovation, development and production of technologies in order to keep pace with the growth of our business and the industry. In addition to our existing internal R&D team, we plan to begin outsourcing our external R&D teams to develop cutting-edge technologies.

Other income, net

Total other income, net decreased by $161,949 or 78.1% from $207,371 for the year ended December 31, 2018 to $45,422 for the year ended December 31, 2019. The decrease in total other income, net was due to a $218,372 decrease in interest income from short term deposits.

Income tax expense

Our income tax expense amounted to $453,724 and $605,428 for the year ended December 31, 2019 and 2018, respectively. The $151,704 decrease is due to concessional tax rate granted by the local government—Blue Hat Fujian obtained the “high-tech enterprise” tax status, resulted in its statutory income tax rate being 15% in both 2018 and 2019. In addition, in 2018 and 2019, the Chinese tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by using 10% of gross revenue as the tax basis to apply its 25% tax rate from 2018 to December 2019. Tax savings for the years ended December 31, 2019, 2018 and 2017 amounted to $ 2,256,051, $1,687,004 and $636,796, respectively.

Net income

Our net income increased by $1.2 million, or 14.6%, to $9.1 million for the year ended December 31, 2019, from $7.9 million for the year ended December 31, 2018. Such change was the result of the combination of the changes discussed above.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of December 31, 2020, our working capital was $33.95 million and cash and cash equivalents amounted to $15.80 million. Our current assets were $50.69 million and our current liabilities were $16.74 million with shareholders’ equity of $58.95 million as of December 31, 2020. We generated net income of $8.3 million and $9.1 million from our operations for the year ended December 31, 2020 and 2019, respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2020, the following were outstanding balances on our short-term bank loans:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee	December 31, 2020
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen, Juanjuan Cai	$766,295
Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	$459,777
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	$398,474
China Rich Finance Limited	May 2021	23% per annum for first monthly installment 12% per annum for 2-6 monthly installment	Guarantee by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd., and Xiaodong Chen	$2,998,944
Industrial Bank	February 2021	6.583%	Guarantee by 14 property rights	$505,755

In December 2019, we obtained a loan in the amount of $0.8 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. The loan was guarantee by Xiaodong Chen and Juanjuan Cai.. The loan has been repaid in March 2021.

In December 2019, we obtained a loan in the amount of $0.5 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by Xiaodong Chen, our chief executive officer and director, and Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, and PICC Property and Casualty Company Limited Xiamen Branch. The loan was repaid in February 2021.

In November 2020, we obtained a loan in the amount of $3 million from China Rich Finance Limited with 23% per annum for the first monthly installment and 12% per annum for the monthly installments in months 2-6, to be due in May 2021. This loan is guaranteed by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd.,and Xiaodong Chen.

In December 2019, we obtained a loan in the amount of $0.4 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai. The loan was repaid in February 2021.

In February 2020, we obtained a loan in the amount of $0.5 million from Industrial Bank Co. Ltd with an annual interest rate of 6.583%, due in February 2021. This loan was guaranteed by 14 property rights.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2020, 2019 and 2018:

	For the Years Ended December 31,
	2020	2019	2018

Net cash (used in) provided by operating activities	$4,535,933	$12,309,246	$(414,604)
Net cash provided by (used in) investing activities	(10,761,793)	(19,111,780)	10,801,986
Net cash (used in) provided by financing activities	2,488,614	10,596,581	(426,221)
Effect of exchange rate change on cash, cash equivalents and restricted cash	4,059,162	(144,969)	(501,935)
Net change in cash, cash equivalents and restricted cash	$321,976	$3,649,078	$9,459,226

Cash flows from operating activities

Net cash provided by operating activities was $4.53 million for the year ended December 31, 2020 and was primarily attributable to (i) our net income of $8.3 million, (ii) various non-cash items of $0.06 million, such as depreciation and amortization expense and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) a $3.3 million increase in taxes payable due to the preferential tax rate of Blue Hat Pingxiang expired in 2020, which means this revenue will apply to higher income tax rate in Blue Hat Fujian, (iv) a $0.9 million increase in customer deposits, and (v) $0.6 million increase in account payable. This cash inflow is offset by (i) $2.0 million increase in accounts receivable due to expanded our operations by providing more credit sales, (ii) $1.9 million increase in account receivables- related party was result of transfer of intangible asset, (iii) a $1.1 million increase in other receivables, (iv) a $1.6 million decrease in prepayments for R&D and(v) $1.8 million decrease in other payables due to buying stores.

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

Cash flows from investing activities

Net cash used in investing activities was $10.76 million for the year ended December 31, 2020 and was primarily attributable to a $9.46 million purchase for intangible assets and $2.2 million in purchases for property and equipment. This cash outflow is offset by $0.9 million in proceeds from disposal of intangible assets.

Net cash used in investing activities was $19.1 million for the year ended December 31, 2019 and was primarily attributable to a prepayment of $1.0 million on intangible assets, purchase of property and equipment $2.2 million, purchase of intangible assets $3.4 million, and deposits for business acquisitions of $12.5 million.

Net cash provided by investing activities was $10.8 million for the year ended December 31, 2018 was mainly attributable to $19.5 million in proceeds from short-term investments of certificate deposits. This cash inflow is offset by a prepayment of $0.9 million payment on intangible assets, prepayments for research and development of $3.6 million, the $2.4 million in purchase of short-term investments of certificate deposits, and a payment of $1.8 million on long-term investments.

Cash flows from financing activities

Net cash provided by financing activities was $2.5 million for the year ended December 31, 2020 and was a result of $2.7 million in proceeds from issuance of new shares and $3.5 million in bank short-term loan, offset by $4.3 million in repayments of bank short-term loans.

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

Net cash used in financing activities was $0.4 million for the year ended December 31, 2018 is mainly attributable to proceeds from short-term bank loans of $3.2 million, offset by $3.6 million in payments of short-term bank loans.

Capital Expenditures

In the years ended December 31, 2020, 2019 and 2018, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of January 27, 2021, our intellectual property portfolio included 207 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights, 62 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and 28 software copyrights.

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

F. Tabular disclosure of contractual obligations

As of December 31, 2020, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due By Period
Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years		More than 5 years
Loan obligations	$5,129,295	$5,129,295	$-		$-	$-
Operating lease obligations	290,704	250,611	40,093			-
Other payables-related party	25,837	25,837	-		-	-
Long-term debt obligations*	14,211	14,211			-	-
Total	$5,460,047	$5,419,954	$40,093	$		$-

*	Represent future value of long-term debt obligations.

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

Name	Age	Position
Xiaodong Chen	53	Chief Executive Officer and Director
Caifan He	48	Chief Financial Officer and Director
Jianyong Cai	59	Chief Technology Officer and Director
Qinyi Fu(1)	35	Independent Director
Jun Ouyang(1)(2)(3)	38	Independent Director
Huibin Shen(3)	48	Independent Director
Can Su(1)(2)	32	Independent Director

(1)	Member of audit committee.

(2)	Member of remuneration committee.

(3)	Member of nomination and governance committee.

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

Qinyi Fu has served as a member of the board of directors of Blue Hat since December 2018. Mr. Fu served as an auditor of Ernst & Young China Certified Public Accountants from October 2010 to January 2012. Mr. Fu served as a senior auditor of Deloitte China Certified Public Accountants from January 2012 to December 2015. Mr. Fu served as a partner of Ruihua Certified Public Accountants from December 2015 to May 2018. Mr. Fu has served as a partner of Dahua Certified Public Accountants since June 2018. Mr. Fu received a Bachelor’s Degree in International Economics and Trade and a Master’s Degree in International Economics from Xiamen University.

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

Each executive officer has agreed to hold, both during and after the termination or expiration of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential or proprietary information or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Each executive officer has also agreed to disclose in confidence to us all inventions, designs and trade secrets which he conceives, develops or reduces to practice during his employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of approximately RMB 1,407,504 ($204,057) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2020.

Incentive Compensation

We do not maintain any cash incentive or bonus programs.

2020 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2020.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	RMB 663,600 ($96,207)	-	RMB 663,600 ($96,207)
Caifan He	RMB 468,000 ($67,850)	-	RMB 468,000 ($67,850)
Qinyi Fu	$10,000 (RMB 68,976)	-	$10,000 (RMB 68,976)
Jun Ouyang	$10,000 (RMB 68,976)	-	$10,000 (RMB 68,976)
Huibin Shen	$10,000 (RMB 68,976)	-	$10,000 (RMB 68,976)
Can Su	$10,000 (RMB 68,976)	-	$10,000 (RMB 68,976)

During the year ended December 31, 2020, Jianyong Cai did not receive any compensation.

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

D. Employees

As of December 31, 2020, we had 110 employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 38, 553,694 ordinary shares outstanding as of December 31, 2020.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	33.95%
Prosper Hat Limited(2)	6,373,227	16.53%
Directors and Executive Officers:
Xiaodong Chen	13,089,153	33.95%
Caifan He(5)	1,004,950	2.6%
Jianyong Cai(6)	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
All current directors and executive officers as a group (7 persons)	14,094,103	36.55%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(3)	The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.

(4)	Includes the 13,089,153 ordinary shares held by Victory Hat Limited and the 945,531 ordinary shares held by Beautiful Scenery Limited, a British Virgin Islands company, with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, is the owner of Beautiful Scenery Limited. Juanjuan Cai holds the voting and dispositive power over the ordinary shares held by Beautiful Scenery Limited.

(5)	Represents the 1,004,950 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(6)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

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

As of December 31, 2020, December 31, 2019 and December 31, 2018, we owed $25,837, $21,341, and $62,368, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen who paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. These amounts are included in the consolidated financial statements as related party payables. See Note 12 of the notes to the consolidated financial statements included elsewhere in this annual report. As of December 31, 2020, Fujian Zhongqing Shoulashou Educational Technical Ltd owned $1.9 million, which was included in the consolidated financial statement as account receivables- related party. See Note 15 of the note to the consolidated financial statements included elsewhere in this annual report.

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

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our memorandum and articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is 100,000,000 ordinary shares with a par value of $0.001 per ordinary share.

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

You may review a copy of the all documents that we file with the SEC, including exhibits and any schedule filed therewith, and any other reports or other information, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended December 31, 2019 and December 31, 2020, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2020. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2020.

The annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2020.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for years ended December 31, 2019 and December 31, 20120 three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2020, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2020. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at www.ir.bluehatgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended December 31,
	2019	2020
Audit fees (1)	$144,000	$144,000
Audit-related fees (2)	18,000
Tax fees(3)	—	—
All Other Fees(4)	[●]	[●]

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

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

Not applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The content required under this item has been previously disclosed in the Company’s reports filed with the Securities and Exchange Commission. Therefore, no disclosure is required under this item.

ITEM 16G. CORPORATE GOVERNANCE

The Company’s corporate governance practices do not differ from those followed by domestic companies listed on the NASDAQ Capital Market other than disclosed below. NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s common stock or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Blue Hat Interactive Entertainment Technology and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 25, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
2.3	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents” in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement, dated as of November 13, 2018, between Xiamen Duwei Consulting Management Co., Ltd. and Fujian Blue Hat Interactive Entertainment Technology Ltd. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2	Unofficial English Translation of Call Option Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd., and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.3	Unofficial English Translation of Equity Pledge Agreement, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd. and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Unofficial English Translation of Shareholders’ Powers of Attorney, dated as of November 13, 2018 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.5	Unofficial English Translation of Irrevocable Commitment Letters, dated as of November 13, 2018 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.7	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.9	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.10	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.11	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Fujian Wei Ya Culture Communication Co., Ltd., dated as of July 6, 2017 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.12	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Dongguan Hou Jie Sheng Ping Toy Factory, dated as of June 8, 2017 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)

8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1**	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2**	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Xiaodong Chen
Chief Executive Officer and Director

Date: April 13, 2021

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2020, the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Very truly yours,

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

April 13, 2021

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

New York, New York

May 3, 2019

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$15,800,563	$10,478,587
Inventories	117,075	125,264
Accounts receivable, net	16,594,533	13,631,359
Accounts receivables - related party	1,906,101	-
Other receivables, net	14,350,223	13,182,529
Prepayments, net	1,917,780	299,577
Restricted cash	-	5,000,000
Total current assets	50,686,275	42,717,316
Non-current assets:
Operating lease, right-of-use asset	290,410	679,850
Prepayments	4,164,274	4,425,849
Property, plant and equipment, net	4,258,121	2,324,823
Intangible assets, net	14,252,575	6,758,316
Long-term investments	1,914,668	1,727,301
Deferred tax assets	119,127	182,234
Total non-current assets	24,999,175	16,098,373
Total assets	$75,685,450	$58,815,689

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$5,129,295	$5,819,787
Current maturities of long-term loans - third party	14,117	77,493
Taxes payable	6,802,454	3,525,153
Accounts payable	935,588	293,985
Other payables and accrued liabilities	1,846,917	3,628,809
Other payables - related party	25,837	21,341
Operating lease liabilities - current	300,468	313,460
Customer deposits	941,877	-
Convertible bonds payable	739,189	-
Total current liabilities	16,735,742	13,680,028
Non-current liabilities:
Operating lease liability	-	372,051
Long-term loans - third party	-	13,328
Total other liabilities	-	385,379
Total liabilities	16,735,742	14,065,407

Shareholder’s equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 38,553,694 shares issued and outstanding as of December 31, 2020 35,141,114 shares issued and outstanding as of December 31, 2019	38,554	35,141
Additional paid-in capital	23,466,482	20,771,849
Statutory reserves	2,204,174	1,289,765
Retained earnings	31,387,398	24,132,194
Accumulated other comprehensive loss	1,741,696	(1,478,667)
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	58,838,304	44,750,282
Non-controlling interests	111,404	-
Total Equity	58,949,708	-
Total liabilities and shareholders’ equity	$75,685,450	$58,815,689

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Revenues	$30,191,069	$23,834,129	$18,531,178
Cost of revenue	(16,206,823)	(7,531,800)	(6,108,676)
Gross profit	13,984,246	16,302,329	12,422,502

Operating expenses:
Selling	(522,168)	(928,680)	(759,647)
Research and development	(281,618)	(1,031,204)	(286,842)
General and administrative expenses	(3,613,361)	(4,860,189)	(3,058,548)
Total operating expenses	(4,417,147)	(6,820,073)	(4,105,037)

Income from operations	9,567,099	9,482,256	8,317,465

Other income (expense)
Interest income	147,840	629	219,001
Interest expense	(439,607)	(171,938)	(142,641)
Other finance expenses	(82,338)	(4,415)	(3,656)
Other income, net	864,198	221,146	134,667
Total other income, net	490,093	45,422	207,371

Income before income taxes	10,057,192	9,527,678	8,524,836
Provision for income taxes	1,776,175	453,724	605,428
Net income	8,281,017	9,073,954	7,919,408

Other comprehensive (loss) income Foreign currency translation adjustment	(3,220,363)	(521,738)	(1,474,126)
Comprehensive income	$5,060,654	$8,552,216	$6,445,282
Less: Comprehensive income attributable to non-controlling interests	(111,404)	-	-

Comprehensive income attributable to Blue Hat Interactive Entertainment shareholders	4,949,250	8,552,216	6,445,282

Weighted average number of ordinary shares
Basic	38,553,694	35,141,114	33,000,000
Diluted	39,859,074	35,141,114	33,000,000
Earnings per share
Basic	$0.21	$0.26	$0.24
Diluted	0.21	0.26	0.24

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF EQUITY

						Accumulated
			Additional	Retained earnings		other	Non-
	Ordinary shares		paid - in	Statutory		comprehensive	Controlling
	Shares	Par value	capital	Reserve	Unrestricted	income	interest	Total
BALANCE, December 31, 2017	33,000,000	$33,000	$12,831,969	$913,739	$7,514,858	$517,197	$-	$21,810,763
Net income	-	-	-	-	7,919,408	-	-	7,919,408
Statutory reserves	-	-	-	264,693	(264,693)	-	-	-
Foreign currency translation	-	-	-	-	-	(1,474,126)	-	(1,474,126)

BALANCE, December 31, 2018	33,000,000	33,000	12,831,969	1,178,432	15,169,573	(956,929)	-	28,256,045
Issuance of ordinary shares upon initial public offering, net of issuance costs	2,000,000	2,000	7,415,077	-	-	-	-	7,417,077
Underwriter’s partial exercise of over-allotment option, net of issuance costs	141,114	141	524,803	-	-	-	-	524,944
Net income	-	-	-	-	9,073,954	-	-	9,073,954
Statutory reserves	-	-	-	111,333	(111,333)	-	-	-
Foreign currency translation	-	-	-	-	-	(521,738)	-	(521,738)

BALANCE, December 31, 2019	35,141,114	35,141	20,771,849	1,289,765	24,132,194	(1,478,667)	-	44,750,282
Capital contribution	3,412,580	3,413	2,694,633	-	-	-	-	2,698,046
Net income	-	-	-	-	8,169,613	-	111,404	8,281,017
Statutory reserves	-	-	-	914,409	(914,409)	-	-
Foreign currency translation	-	-	-	-	-	3,220,363	-	3,220,363

BALANCE, December 31, 2020	38,553,694	$38,554	$23,466,482	$2,204,174	$31,441,884	$1,741,696	$111,404	$58,949,708

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31	December 31,
	2020	2019	2018
cash flows from Operating activities:
Net income	$8,281,017	$9,073,954	$7,919,408
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	256,212	100,474	101,183
Amortization of intangible assets	482,332	821,203	362,355
Provision for doubtful accounts	(861,735)	921,904	495,528
Deferred income taxes	63,107	(48,710)	(107,401)
Loss on disposal of equipment	-	-	771
Changes in operating assets and liabilities:
Accounts receivable	(2,091,504)	(2,772,546)	(6,588,070)
Accounts receivables – related party	(1,906,101)	-	-
Other receivables	(1,155,003)	(642,904)	(28,615)
Other receivables - related party	-	12,008	(12,506)
Inventories	8,189	145,890	304,072
Prepayments	(1,639,459)	1,044,280	829,573
Prepaid expense	20,049	(13,580)	50,233
Accounts payable	641,603	(1,102,260)	(4,151,400)
Other payables and accrued liabilities	(1,781,892)	3,215,946	161,038
Customer deposits	941,877	(76,098)	(29,714)
Taxes payable	3,277,301	1,629,685	278,941
Net cash (used in) generated from operating activities	4,535,993	12,309,246	(414,604)

cash flows from Investing activities:
Deposits for business acquisitions	-	(12,470,811)	-
Purchases of property and equipment	(2,205,514)	(2,218,838)	(44,905)
Proceeds from disposal of equipment	9,003	-	76
Prepayments for intangible assets	240,157	(1,018,127)	(3,574,784)
Purchase of intangible assets	(9,657,844)	(3,404,004)	(859,841)
Proceeds from disposal of intangible assets	852,405	-	-
Proceeds from short-term investments	-	-	19,485,793
Purchase of short-term investments	-	-	(2,391,721)
Payments on long-term investments	-	-	(1,812,632)
Net cash (used in) generated from investing activities	(10,761,793)	(19,111,780)	10,801,986

Cash flows from Financing activities:
Capital injection	-	-	-
Proceeds from initial public offering, net of issuance costs	-	7,417,077	-
Underwriter’s partial exercise of over-allotment option, net of issuance costs	-	524,944	-
Prepaid initial public offering costs	-	-	(92,854)
Proceeds from issuance of new shares	2,698,046	-	-
Proceeds from secured convertible promissory note	739,189	-	-
Other payables - related party	-	(40,634)	31,721
Repayments of short-term loans - banks	(4,349,339)	(3,118,473)	(3,549,737)
Short-term loans - banks	3,477,422	5,888,837	3,247,632
Repayments of long-term loans - third party	(76,704)	(75,170)	(62,983)
Net cash generated from (used in) financing activities	2,488,614	10,596,581	(426,221)

Effect of exchange rates on cash	4,059,162	(144,969)	(501,935)

Net changes in cash and cash equivalents	321,976	3,649,078	9,459,226
CASH AND CASH EQUIVALENTS, beginning of year	15,478,587	11,829,509	2,370,283

CASH AND CASH EQUIVALENTS, end of year	$15,800,563	$15,478,587	$11,829,509

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Supplemental cash flow information:

Cash and cash equivalents	$15,800,563	$10,478,587	$11,829,509
Restricted cash	-	5,000,000	-
CASH AND CASH EQUIVALENTS, end of year	$15,800,563	$15,478,587	$11,829,509
(Write-off)/Provision for doubtful trade receivables	$(871,670)	$842,179	$474,087
(Write-off)/Provision for doubtful other receivables	(12,691)	13,680	17,131
Provision for doubtful prepayments	22,626	66,045	4,310
Provision for doubtful accounts	$(861,735)	$921,904	$495,528

Cash paid for income tax	$779,459	$119,243	$1,713,763
Cash paid for interest	$248,103	$171,938	$142,641

Supplemental non-cash investing information:
Additional of operating lease, right-of-use asset	$290,410	$679,850	$-

Supplemental non-cash FINANCING information:
Operating lease liabilities	$300,468	$685,511	$-

The accompanying notes are an integral part of these consolidated financial statements.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities

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

On March 31, 2020, the Company established its wholly owned subsidiary, Xiamen Jiuqiao Technology Co.,Ltd. (“Jiuqiao”), a PRC company. Jiuqiao engages in designing, producing, producing, promoting and selling interactive toys with mobile games features, original intellectual property, peripheral derivatives features worldwide and also providing consultation service.

On August 3, 2020, the Company acquired 60% of Xunpusen (Xiamen) Technology Co.,Ltd. which providing telecommunication service and internet access, and on December 12, 2020, it deregistered Chongqing Lanhui Technology Co. Ltd..

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	organization and principal activities - continued

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background
Brilliant Hat Limited	A British Virgin Islands company Incorporated on June 26, 2018 A holding company	100% owned by Blue Hat Interactive Entertainment Technology
Blue Hat Interactive Entertainment Technology Limited	A Hong Kong company Incorporated on June 26, 2018 A holding company	100% owned by Brilliant Hat Limited
Xiamen Duwei Consulting Management Co., Ltd.	A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”) Incorporated on July 26, 2018 Registered capital of $736,073 (RMB 5,000,000) A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited.
Fujian Blue Hat Interactive Entertainment Technology Ltd.

A PRC limited liability company

Incorporated on January 7, 2010

Registered capital of $4,697,526 (RMB 31,054,000)

Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

VIE of Xiamen Duwei Consulting Management Co., Ltd
Hunan Engaomei Animation Culture Development Co., Ltd.

A PRC limited liability company

Incorporated on October 19, 2017

Registered capital of $302,540 (RMB 2,000,000)

Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd
Shenyang Qimengxing Trading Co., Ltd.

A PRC limited liability company

Incorporated on July 27, 2017

Registered capital of $302,540 (RMB 2,000,000)

Designing, producing, promoting and selling animated toys with mobile games futures, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.
Xiamen Jiuqiao Technology Co., Ltd.

A PRC limited liability company

Incorporated on March 31, 2020

Registered capital of $15,325,905 (RMB 100,000,000)

Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features, and consultation service.

40% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd 60% owned by Duwei Consulting Management Co.,Ltd
Pingxiang Blue Hat Technology Co. Ltd.

A PRC limited liability company

Incorporated on September 10, 2018

Registered capital of $302,540 (RMB 2,000,000)

Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Technology Ltd.
Xunpusen (Xiamen) Technology Co., Ltd.	A PRC limited liability company Incorporated on May 2, 2018, acquired on August 3, 2020 Registered capital of $3,065,181 (RMB 20,000,000) Telecommunication service and internet access.	60% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) and variable interest entities (“VIEs”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $1,741,696, $(1,478,667) and $(956,929) as of December 31, 2020, 2019 and 2018, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2020, 2019 and 2018 were translated at 6.52 RMB, 6.98 RMB and 6.88 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2020, 2019 and 2018 were 6.90 RMB, 6.89 RMB and 6.62 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Restricted cash

Amount mainly includes pledged deposits for bank loans of the Company. As of December 31, 2020 and 2019, restricted cash amounted to $0 and $5,000,000, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2020 and 2019, allowance for the doubtful accounts was $605,444 and $1,467,374, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2020 and 2019, allowance for the doubtful accounts was $32,937 and $42,676, respectively.

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2020 and 2019, allowance for the doubtful accounts was $147,630 and $188,264, respectively.

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

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Category	Depreciation method	Estimated useful lives

Building	Straight-line	20 years

Electronic devices	Straight-line	3 years

Office equipment, fixtures and furniture	Straight-line	3 years

Automobile	Straight-line	3 years

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Property and equipment, net - continued

The cost and accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

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

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2020, 2019 and 2018, no impairment of long-lived assets was recognized.

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

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2020, 2019 and 2018.

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

Information service

In this year, the company engages in new service which provides products and technical services to customers generating from third-party media channels (such as WeChat official accounts, mini programs, APP, Tik Tok, Toutiao, Quick Worker, etc.), company then charged according to the information services that contracted with the individual users.

The sales revenue of the information service fee is recognised after the customer confirms the service provided is correct. The premise is: the customer has no uncertainty in the acceptance, the sales price is fixed and determinable when contracted, and the retrievability is also reasonably guaranteed.

Communication service

The communication service is mainly divided into three modules: SMS agency service, agency fee from mobile recharge and IDC service.

SMS agency service and mobile recharge service provides customer services through the company’s platform; and IDC service which providing broadband, IP and others for customers’ router equipment. The sales revenue will be recognized after the customer confirms the statement generated from the platform. The premise is: the customer has no uncertainty in the acceptance, the sales price is fixed and determinable when contracted, and the retrievability is also reasonably guaranteed.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Shipping and handling

Shipping and handling costs amounted to $74,882, $125,640 and $114,558 for the years ended December 31, 2020, 2019 and 2018, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $2,763, $31,176 and $87,956 for the years ended December 31, 2020, 2019 and 2018, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Total government subsidies amounted to $29,194, $221,467 and $94,088 for the years ended December 31, 2020, 2019 and 2018, respectively.

Value added taxes

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 13%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China have been and remain subject to examination by the tax authorities for five years from the date of filing.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 1,305,380 and 0 for the years ended December 31, 2020 and 2019.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $29,333, $81,118 and $81,735 for the years ended December 31, 2020, 2019 and 2018, respectively.

Statutory reserves

Pursuant to the laws applicable to the PRC, PRC entities must make appropriations from after-tax profit to the non-distributable “statutory surplus reserve fund”. Subject to certain cumulative limits, the “statutory surplus reserve fund” requires annual appropriations of 10% of after-tax profit until the aggregated appropriations reach 50% of the registered capital (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). For foreign invested enterprises and joint ventures in the PRC, annual appropriations should be made to the “reserve fund”. For foreign invested enterprises, the annual appropriation for the “reserve fund” cannot be less than 10% of after-tax profits until the aggregated appropriations reach 50% of the registered capital (as determined under PRC GAAP at each year-end). If the Company has accumulated loss from prior periods, the Company is able to use the current period net income after tax to offset against the accumulate loss.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Summary of Significant Accounting Policies and Practices - continued

Recently issued accounting pronouncements

In January 2020, the FASB issued ASU No. 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815 (a consensus of the FASB Emerging Issues Task Force) (“ASU 2020-01”), which clarifies the interactions of the accounting for certain equity securities under ASC 321, investments accounted for under the equity method of accounting in ASC 323, and the accounting for certain forward contracts and purchased options accounted for under ASC 815. ASU 2020-01 could change how an entity accounts for (i) an equity security under the measurement alternative and (ii) a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with ASC 825. These amendments improve current U.S. GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 31, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the of adopting ASU 2020-01 on its consolidated financial statements and related disclosure.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Company is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

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

Accordingly, the account of Blue Hat Fujian is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements. The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31,	December 31,
	2020	2019
Current assets	$48,484,286	$37,040,733
Property and equipment, net	115,500	162,374
Other non-current assets	20,621,925	13,773,550
Total assets	69,221,711	50,976,657

Total liabilities	(12,728,123)	(12,494,955)

Net assets	$56,493,588	$38,481,702

	December 31,	December 31,
	2020	2019
Current liabilities:
Short-term loans - banks	$2,130,301	$5,819,787
Current maturities of long-term loans – third party	14,117	77,493
Accounts payable	935,588	293,985
Other payables and accrued liabilities	1,580,787	2,058,626
Other payables – related party	22,529	21,072
Operating lease liability - current	300,468	313,460
Customer deposits	941,877	-
Taxes payable	6,802,454	3,525,153
Total current liabilities	12,728,123	12,109,576
Operating lease liabilities	-	372,051
Long-term loans – third party	-	13,328
Total liabilities	$12,728,123	$12,494,955

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	VARIABLE INTEREST ENTITY (“VIE”) - continued

The summarized operating results of the VIE’s are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Revenues	$30,191,069	$23,834,129	$18,531,178
Gross profit	$13,984,246	$16,302,329	$12,422,502
Income from operations	$10,874,269	$11,153,956	$8,317,465
Net income	$9,831,118	$10,747,395	$7,919,408
Non-controlling interest	$1,242,324	-	-
Net income attributable to VIE’s	$8,588,794	$10,747,395	$7,919,408

4.	BUSINESS COMBINATIONS

Business combinations in 2020:

During the year ended December 31, 2020, the Company completed a business combination acquired 60% of the ownership of Xunpusen (Xiamen) Technology Co., Ltd., purchase consideration in aggregate was 0 as the company is a loss making and in a net liability position. The Company expects to achieve significant synergies from this acquisitions which it plans to complement its existing businesses. The acquired entity was considered insignificant. Results of the acquired entity’s operations have been included in the Company’s consolidated financial statements since the acquisition date.

Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquiree were presented because the effects of these business combinations, was not significant to the Company’s consolidated results of operations. The valuations used in the purchase price allocation described above were determined by the Company.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2020	2019
Accounts receivable	$17,199,977	$15,098,733
Allowance for doubtful accounts	(605,444)	(1,467,374)
Total accounts receivable, net	$16,594,533	$13,631,359

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$1,467,374	$644,090
(Write-off)/Addition	(871,670)	842,179
Exchange rate effect	9,740	(18,895)
Ending balance	$605,444	$1,467,374

6.	Other receivables, net

Other receivables consist of the following:

	December 31,	December 31,
	2020	2019
Deposit for business acquisitions	$13,177,023	$12,324,583
Deposit for set-up of research center	91,955	86,007
Others	1,114,182	814,615
Allowance for doubtful accounts	(32,937)	(42,676)
Total other receivables, net	$14,350,223	$13,182,529

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$42,676	$29,571
(Write-off)/Addition	(12,691)	13,680
Exchange rate effect	2,952	(575)
Ending balance	$32,937	$42,676

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Other receivables, net - continued

As of December 31, 2020, the Company paid a refundable deposit of $6,396,842 to Yiang as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Csfctech does not meet the agreed terms.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2020 the Company paid a refundable deposit of $6,780,181 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2020, the Company paid $91,955 to Zhongrun as a refundable deposit for preliminary costs.

7.	Prepayments, net

Prepayments, net consist of the following:

	December 31,	December 31,
	2020	2019
Prepayments	$2,065,410	$487,841
Allowance for doubtful accounts	(147,630)	(188,264)
Total prepayments, net	$1,917,780	$299,577

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$188,264	$127,740
Addition	22,626	66,045
Exchange rate effect	(63,260)	(2,521)
Ending balance	$147,630	$188,264

8.	Leases

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

Operating lease expense for the years ended December 31, 2020, 2019 and 2018 was $542,748, $408,410 and $387,191, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Leases - continued

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2020
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$290,410

Current operating lease liabilities	Operating lease liabilities - current	$300,468
Noncurrent operating lease liabilities	Operating lease liabilities	-
Total operating lease liabilities		$300,468

Weighted average remaining lease term (in years):
Operating leases		1.0

Weighted discount rate:
Operating leases		4.72%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2021	$270,349
2022	22,069
2023	18,391
Total	$310,809
Less: amount representing interest	10,341
Present value of future minimum lease payments	300,486
Less: Current obligations	300,486
Long-term obligations	$-

As of December 31, 2020 and 2019, the Company has additional operating lease commitments that have not yet commenced of approximately $25,748 and $40,681.

9.	Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2020	2019
Building	$4,322,359	$2,162,449
Electronic devices	174,185	175,249
Office equipment, fixtures and furniture	73,147	43,914
Vehicle	232,269	216,179
Subtotal	4,801,960	2,597,791
Less: accumulated depreciation and amortization	(543,839)	(272,968)
Total	$4,258,121	$2,324,823

The depreciation expenses for the years ended December 31, 2020, 2019 and 2018 was $256,212, $100,474 and $101,183, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2020	2019
Patents	$1,347,307	$1,115,004
Licensed software	5,610,459	6,067,218
Software development costs	9,412,638	1,080,020
Less: accumulated amortization	(2,117,829)	(1,503,926)
Intangible assets, net	$14,252,575	$6,758,316

Amortization expenses for the years ended December 31, 2020, 2019 and 2018 amounted to $482,332, $821,203 and $362,355, respectively.

The estimated amortization is as follows:

For the year ended December 31	Estimated amortization expense
2021	$1,634,512
2022	1,634,512
2023	1,634,512
2024	1,634,512
2025	1,634,512
Thereafter	6,080,015
Total	$14,252,575

11.	Long-term investments

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2020, 2019 and 2018, the carrying value of cost method investment in Xiamen Blue Wave was $1,839,109, $1,720,134 and $1,744,566 respectively.

Equity method investments

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”), a PRC company. As the Company has significant influence over the investee through its representation on the board, the investment in Fujian Youth was accounted for using the equity method. As of December 31, 2020, 2019 and 2018, investment in Fujian Youth was $75,559, $7,167 and $7,269, respectively. As of December 31, 2020, 2019 and 2018, Fujian Youth had operations gain $27,693, $0 and $0 recognized for the years ended December 31, 2020, 2019 and 2018 respectively.

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	LONG-TERM INVESTMENTS - continued

As the Company has significant influence over the investee through its representation on the board, the Company accounted for the investment in Renchao Huyu as equity method investment. As of December 31, 2020 and 2019, no investment has been contributed in Renchao Huyu.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2020, 2019 and 2018.

12.	Credit facilities

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

		Interest	Collateral/	December 31,	December 31,
Institute Name	Maturities	rate	Guarantee	2020	2019
Industrial Bank	December 2020	5.88%	Secured by Xiaodong Chen and Jiajun Cai	$766,295	$716,723
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen and Juanjuan Cai and PICC Proerty and Casuatly Company Limited Xiamen Branch	459,777	430,034
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	398,474	372,696
China Rich Finance Limited	May 2021	23% per annum for first monthly installment; 12% per annum for 2-6 monthly installment	Guarantee by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd., and Xiaodong Chen	2,998,944	-
Industrial Bank	February 2021	6.583%	Guarantee by 14 property rights	505,755	-

Industrial Bank	August 2020	4.35%	Secured by $5 million fixed deposit	-	4,300,334
Total				$5,129,295	$5,819,787

Loan term loans — third party

Outstanding balances on long-term third party loans consisted of the following:

		Weighted
		Average	Collateral/	December 31,	December 31,
Lender Name	Maturities	Interest rate	Guarantee	2020	2019

Volkswagen Finance (China) Co. Ltd.	Due monthly until March 2021	4.06%	Automobiles	$14,117	$90,821
Current maturities				(14,117)	(77,493)
Total				$-	$13,328

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2020, 2019 and 2018 amounted to $248,103, $171,938 and $142,641, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2020	2019
Payables to non-trade vendors and service providers	$1,335,656	$3,102,018
Salary payables	216,635	393,944
Other miscellaneous payables	294,626	132,847
Total other payables and accrued liabilities	$1,846,917	$3,628,809

14.	CONVERTIBLE BONDS PAYABLE

Securities purchase agreement and related convertible note and warrants

On July 8 2020, the Company issued 12,356,061 shares of its common stock to Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. (the “Buyers”) pursuant to a series of Exchange Agreements entered into with the Buyers. Each Buyer shall pay approximately $858.37 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.

On October 15, 2020, the Company and Buyers agreed to exchange the Note in the original principal amount of $271,833.34 for the delivery of 382,058 shares of the Company’s Common Stock.

On October 30, 2020, the Company and Buyers agreed to exchange the Note in the original principal amount of $271,833.34 for the delivery of 388,556 shares of the Company’s Common Stock.

On November 30, 2020, the Company and Buyers agreed to exchange the Note in the original principal amount of $407,749.93 for the delivery of 602,025 shares of the Company’s Common Stock.

On December 31, 2020, the Company and Buyers agreed to exchange the Note in the original principal amount of $1,087,333.36 for the delivery of 1,605,396 shares of the Company’s Common Stock.

On December 22, 2020, the Company and Buyer agreed to exchange the Note in the original principal amount of $135,916.67 for the delivery of 184,545 shares of the Company’s Common Stock.

At December 31, 2020 and 2019, convertible debt consisted of the following:

	December 31,	December 31,
	2020	2019

Principal	$739,189	-
Unamortized discount	-	-
Convertible dete, net	$739,189	-

Warrants

On the same date, the Company closed a private placement of securities and issued Warrant to purchase 784,000 shares of Common Stock at an exercise price of $1.25 per share. Since these Warrants were issued with a Convertible Note, the proceeds of the Note were allocated to the instruments based on relative fair value as the warrants did not contain any features requiring liability treatment and therefore were classified as equity. The fair value of the warrants was estimated using the Black-Sholes valuation model with the following assumption.

Warrant activities for the year ended December 31, 2020 are summarized as follows:

	2020
Divident rate	-
Term (in years)	1.29	years
Volatility	98%
Risk – free interest rate	15%

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	CONVERTIBLE BONDS PAYABLE - continued

Weighted
Average
	Averagate		Weighted	Remaining
	Intrinsic	Number of	Average	Contractual
	Value	Warrants	Exercise Price	Term(Years)
Balance Outstanding December 31, 2019	-	-	-	-
Granted	784,000	$1.25	1.29	-
Cancelled	-	-	-	-
Balance Outstanding December 31, 2020	784,000	$1.25	1.29	-

15.	Related party balances and transactions

Account receivables – related party

			December 31,	December 31,
Name of Related Party	Relationship	Nature	2020	2019
Fujian Zhongqing Shoulashou Educational Technical Ltd.	Investment company	Inter-transaction	$1,906,101	$-
			$1,906,101	$-

Other payables – related party

			December 31,	December 31,
Name of Related Party	Relationship	Nature	2020	2019
Xiaodong Chen	CEO	Lease payable	$25,837	$21,341

16.	Taxes

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Taxes - continued

Income tax - continued

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

Blue Hat Fujian obtained the “high-tech enterprise” tax status in October 2015 and renewed it in December 2018, which reduced its statutory income tax rate to 15% from 2018 to 2020.

The Chinese tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by using 10% of gross revenue in fiscal year 2019. The preferential tax rate was not granted in fiscal year 2020, hence the applicable tax rate is 25% in 2020.

Tax savings for the years ended December 31, 2020, 2019 and 2018 amounted to $ 1,115,176, $2,256,051 and $1,687,004, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.03, $0.06 and $0.05 per share for the years ended December 31, 2020, 2019 and 2018, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2020	2019
Current	$1,713,068	$502,434
Deferred	63,107	(48,710)
The provision for income taxes	$1,776,175	$453,724

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0%)	(10.0%)	(10.0%)
Preferential Blue Hat Pingxiang tax rate reduction	-	(12.5%)	(8.0%)
Permanent difference	2.7%	2.3%	0.1%
Effective tax rate	17.7%	4.8%	7.1%

Deferred tax (liabilities)/assets – China

Significant components of deferred tax (liabilities)/assets were as follows:

	December 31,	December 31,
	2020	2019
Allowance for doubtful accounts	$119,127	$182,234

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Taxes - continued

Income tax - continued

As of December 31, 2020, 2019 and 2018, the Company had approximately $ 800,000, $1,300,000 and $835,000 of allowance for doubtful accounts held at its profitable PRC VIE with deferred tax assets of approximately $119,000, $182,000 and $136,000, respectively. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets for the profitable PRC VIE as of December 31, 2020, 2019 and 2018. Thus, there were no valuation allowances of December 31, 2020, 2019 and 2018 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2020, 2019 and 2018. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2020.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2020	2019
VAT taxes payable	$4,518,531	$2,507,683
Income taxes payable	1,983,945	833,476
Other taxes payable	299,978	183,994
Totals	$6,802,454	$3,525,153

17.	Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2020, 2019 and 2018, $15,800,498, $15,478,337 and $11,828,316 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Concentration of risk - continued

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

Customer concentration risk

For the year ended December 31, 2020, one customer accounted for 10.4% of the Company’s total revenues. For the year ended December 31, 2019, two customers under the same ownership accounted for 12.1% of the Company’s total revenues. For the year ended December 31, 2018, two customers under the same ownership accounted for 10.8% of the Company’s total revenues.

As of December 31, 2020, one customer accounted for 8.3% of the total balance of accounts receivable. As of December 31, 2019, two customers under the same ownership accounted for 15.1% of the total balance of accounts receivable. As of December 31, 2018, two customers under the same ownership accounted for 10.8% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2020, two vendors accounted for 26.48% and 25.32% of the Company’s total purchases. For the year ended December 31, 2019, two vendors accounted for 54.84% and 31.53% of the Company’s total purchases. For the year ended December 31, 2018, two vendors accounted for 49.2% and 43.6% of the Company’s total purchases.

As of December 31, 2020, one vendor accounted for 30.7% of the total balance of accounts payable. As of December 31, 2019, one vendor accounted for 14% of the total balance of accounts payable. As of December 31, 2018, two vendors accounted for 62.4% and 17.1% of the total balance of accounts payable.

18.	Shareholders’ equity

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of ordinary shares is 100,000,000 shares with a par value of $0.001 per ordinary share.

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Shareholders’ equity - continued

Initial public offering - continued

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

Blue Hat PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, Blue Hat PRC entities may allocate a portion of its after- tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. Blue Hat PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2020, 2019 and 2018, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $15,662,398, $14,154,734 and $14,043,401, respectively.

Statutory reserve

During the years ended December 31, 2020, 2019 and 2018, Blue Hat PRC entities collectively attributed $914,409, $111,333 and $264,693 of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2020, 2019 and 2018, the Company’s shareholders contributed $ 2,698,046, $ 7,942,021, and $0 to the Company.

19.	Commitments and CONTINGENCIES

Purchase commitments

The Company has entered into nine agreements for game software development and three agreements for community software development. As of December 31, 2020 and 2019, the Company’s commitment under these agreements amounted to $8,309,706 and $7,772,140, respectively.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Commitments and CONTINGENCIES - continued

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

20.	SUBSEQUENT EVENT

On January 25, 2021, Blue Hat Cayman closed an acquisition pursuant to which it acquired 100% equity interests of Fresh Joy. Fresh joy, Pursuant to the Acquisition Agreement, the Transferors for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% shall be paid in cash (which percentage could be increased subject to the Transferors’ intention according to the actual circumstances) and the other half shall be paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets. Through its affiliated Hong Kong Xinyou Entertainment Company and Fujian Xinyou Technology Co., Ltd., signed a series of VIE agreements with Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”). Fujian Roar Game holds 51% equity of Fuzhou CSFCTECH Co., Ltd and 100% equity of Fuzhou UC71 Co., Ltd.

21.	Segment information and revenue analysis

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

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Interactive toys - animation series	$1,969,141	$160,672	$522,638
Interactive toys - game series	15,905,314	21,152,258	16,896,944
Mobile game	2,473,162	2,521,199	1,111,596
Information service	4,328,591	-	-
Communication service	5,514,861	-	-
Total revenues	$30,191,069	$23,834,129	$18,531,178

Disaggregated information by business lines are as follows:

Year ended December 31, 2020

	Interactive toys	Interactive toys		Information	Communication
	animation series	game series	Mobile game	Service	Service
Revenue	$1,969,141	$15,905,314	$2,473,162	4,328,591	5,514,861
Costs of revenue	(1,348,936)	(5,490,820)	(10,577)	(4,334,411)	(5,022,079)
Gross Profit	$620,205	$10,414,494	$2,462,585	(5,820)	492,782

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

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

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also review consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Domestic PRC revenues	$30,191,069	$23,834,129	$18,407,891
Export revenues	-	-	123,287
Total revenues	$30,191,069	$23,834,129	$18,531,178

22.	Condensed financial information of the parent company

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

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Condensed financial information of the parent company - continued

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2018.

PARENT COMPANY BALANCE SHEETS

	December 31,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	$712,894	$76,583
Other receivables, net	600,000	600,000
Restricted cash	-	5,000,000
Total current assets	1,312,894	5,676,583
Non-current assets:
Property, plant and equipment, net	4,142,620	2,162,449
Investment in subsidiaries	59,731,280	38,481,702
Total non-current assets	63,873,900	40,644,151
Total assets	$65,186,794	$46,320,734

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES
Other payables and accrued liabilities	$2,495,595	$1,570,183
Other payables - related party	3,308	269
Short-term loans	2,998,994	-
Convertible bonds payable	739,189	-
Total liabilities	6,237,086	1,570,452

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 38,553,808 and 35,141,114 shares issued and outstanding as of December 31, 2020 and 2019, respectively	38,554	35,141
Additional paid-in capital	23,466,482	20,771,849
Statutory reserves	2,204,174	1,289,765
Retained earnings	31,387,398	24,132,194
Accumulated other comprehensive losses	1,741,696	(1,478,667)
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	58,838,304	44,750,282
Non-controlling interest	111,404	-
Total equity	58,949,708
Total liabilities and shareholders’ equity	$65,186,794	$46,320,734

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Operating expenses:
General and administrative expenses	$(1,307,167)	$(1,671,700)	$-

Other income (expenses):
Equity income of subsidiaries and VIEs	9,782,013	10,747,395	7,919,408
(Interest expense)/interest income	(175,386)	21	-
Other finance expenses	(18,442)	(1,762)	-

NET INCOME	8,281,017	9,073,954	7,919,408
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(3,220,363)	(521,738)	(1,474,126)
COMPREHENSIVE INCOME	$5,060,654	$8,552,216	$6,445,282

Less: Comprehensive income attributable to non-controlling interest	111,404	-	-
Comprehensive income attributable to Blue Hat Interactive Entertainment Technology shareholders	$4,946,250	$8,552,216	$6,445,282

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Condensed financial information of the parent company - continued

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$8,281,017	$9,073,954	$7,919,408

Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	(9,782,013)	(10,747,395)	(7,919,408)
Changes in operating assets and liabilities:
Depreciation of property and equipment	179,740	-	-
Other receivables	-	(600,000)	-
Other payables and accrued liabilities	925,410	1,570,183	-
Net cash used in operating activities	(395,846)	(703,258)	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,159,910)	(2,162,449)	-
Investment in subsidiary	(7,660,000)	-	-
Net cash used in investing activities	(9,819,910)	(2,162,449)	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of new shares	2,110,845	-	-
Proceeds from secured convertible promissory note Bonds	739,189	-	-
Underwriter’s partial exercise of over-allotment option, net of issuance costs	-	524,944	-
Proceeds from initial public offering, net of issuance costs	-	7,417,077	-
Other payables – related party	3,039	269	-
Proceeds from short-term loans	2,998,994	-	-
Net cash used in investing activities	5,852,067	7,942,290	-

EFFECT OF EXCHANGE RATE ON CASH	-	-	-

NET CHANGES IN CASH AND CASH EQUIVALENTS	(4,363,689)	5,076,583	-

CASH AND CASH EQUIVALENTS, Beginning of year	5,076,583	-	-

CASH AND CASH EQUIVALENTS, end of year	$712,894	$5,076,583	$-

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents	$712,894	$76,583	$-
Restricted cash	-	5,000,000	-
CASH AND CASH EQUIVALENTS, end of year	$712,894	$5,076,583	$-

* * * * *