Form 20-F
period 2021-12-31
Blue Hat Interactive Entertainment Technology
filed 2022-05-16
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021 OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 001-39001

Blue Hat Interactive Entertainment Technology
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name Into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009
(Address of Principal Executive Offices)

Xiaodong Chen Chief Executive Officer
7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009
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

As of December 31, 2021, there were 53,823,831 ordinary shares issued and outstanding, par value $0.001 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

☒ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

“Blue Hat,” the “Company,” “we,” “us” and “our” refer to Blue Hat Interactive Entertainment Technology and its subsidiaries, its variable interest entities and the subsidiaries of its variable interest entity.

“Blue Hat BVI” refers to Brilliant Hat Limited, a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established under the laws of the British Virgin Islands in Hong Kong on June 26, 2018.

“Blue Hat Chongqing” refers to Chongqing Lanhui Technology Co. Ltd which was deregistered on December 24, 2020.

“Blue Hat Fujian” refers to Fujian Blue Hat Interactive Entertainment Technology Ltd., which is considered a VIE for accounting purposes.

“Blue Hat HK” refers to Blue Hat Interactive Entertainment Technology Ltd. which was established in Hong Kong on June 26, 2018.

“Blue Hat Hunan” refers to Hunan Engaomei Animation Culture Development Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

“Blue Hat Pingxiang” refers to Pingxiang Blue Hat Technology Co. Ltd., a PRC limited liability company incorporated on September 10, 2018

“Blue Hat Shenyang” refers to Shenyang Qimengxing Trading Co., Ltd., a PRC limited liability company incorporated on October 19, 2017 and deregistered on October 17, 2021.

“Blue Hat WFOE” refers to Xiamen Duwei Consulting Management Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

“Fresh Joy” refers to Fresh Joy Entertainment Ltd, a holding company 100% owned by Blue Hat Interactive Entertainment Technology Limited.

“Fujian Blue Hat” refers to Fujian Blue Hat Group CO. Ltd which was established on August 23, 2021.

“Fujian Lanyun” refers to Fujian Lanyun Canghai Technology Co. Ltd., which was incorporated on June 29, 2021.

“Fujian Youth” refers to Fujian Youth Hand in Hand Educational Technology Co. Ltd., a PRC limited liability company incorporated on September 18, 2017.

“Fuzhou CSFC” refers to Fuzhou CSFCTECH Co., Ltd, a PRC limited liability company incorporated on August 5, 2011, which is 51% controlled by Fresh Joy Entertainment Ltd via VIE.

“Fuzhou UC71” refers to Fuzhou UC71 Co. Ltd, a PRC limited liability company 100% controlled by Fresh Joy Entertainment Ltd via VIE.

“Jiuqiao” refers to Xiamen Jiuqiao Technology Co. Ltd., a PRC company which we sold to a third party on December 20, 2021.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this annual report, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States.

“Qiande” refers to Fuzhou Qiande Educational Technology Co., Ltd. which was incorporated on March 24, 2021.

“Renchao Huyu” refers to Renchao Huyu (Shanghai) Culture Development Co. Ltd.

“Xiamen Blue Wave” refers to Xiamen Blue Wave Technology Co. Ltd., a PRC company.

“Xiamen Bluehat Research” refers to Xiamen Bluehat Research Institution of Education Co. Ltd., which was incorporated on February 20, 2021.

“Xunpusen” refers to Xunpusen (Xiamen) Technology Co. Ltd., a PRC limited liability company 60% controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd which was sold to a third party on September 20, 2021.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the average translation rates applied to statement of income accounts for the periods ended December 31, 2021 and 2020 were RMB6.45 and RMB 6.90 to $1.00, respectively. The balance sheet amounts as of December 31, 2021 and 2020 were translated at RMB 6.38 and RMB 6.52, respectively.

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

We depend upon Blue Hat Fujian, and Fujian Roar Game to conduct our business in China and entered into a series of contracts with each of such entity, pursuant to which each of them is deemed as a variable interest entity under the U.S. GAAP (the “Contractual Arrangements”), which may not be as effective as direct ownership;

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

If we are not able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights, our results of operations could be adversely affected; and

Uncertainties with respect to China’s legal system and governmental policies could adversely affect us.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2019, 2020 and 2021 and as of December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:	December 31,	December 31,	December 31,
	2021	2020	2019
Total current assets	$21,704,144	$50,692,085	$42,717,316
Total assets	36,511,577	75,691,260	58,815,689
Total current liabilities	18,281,724	16,235,797	13,680,028
Total liabilities	18,861,371	16,741,552	14,065,407
Total shareholders’ equity	17,650,206	58,949,708	44,750,282
Total liabilities and shareholders’ equity	$36,511,577	$75,691,260	58,815,689

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2021	2020 (Restated)	2019
REVENUES	$15,155,074	$24,599,923	$23,834,129
COST OF REVENUES	(8,672,150)	(11,179,903)	(7,531,800)
GROSS PROFIT	6,482,924	13,420,020	16,302,329
OPERATING EXPENSES:
Selling	(3,799,640)	(480,368)	(928,680)
General and administrative	(32,032,186)	(2,488,320)	(4,860,189)
Research and development	(13,169,157)	(246,923)	(1,031,204)
Impairment Losses	(18,439,524)	—	—
Total operating expenses	(67,440,507)	(3,215,611)	(6,820,073)
INCOME FROM OPERATIONS	(60,957,583)	10,204,409	9,482,256
OTHER INCOME (EXPENSE)
Interest income	156,038	147,820	629
Interest expense	(398,963)	(439,607)	(171,938)
Other finance expenses	(66,233)	(82,311)	(4,415)
Other (expense) income, net	(143,763)	(109,490)	221,146
Total other income, net	(452,921)	(483,588)	45,422
LOSS/INCOME BEFORE INCOME TAXES	(61,410,504)	9,720,821	9,527,678
PROVISION FOR INCOME TAXES	(138,061)	(1,672,957)	(453,724)
LOSS/INCOME FROM CONTINUING OPERATION	(61,548,565)	8,047,864	9,073,954
DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	1,493,945	—	—
Income (loss) from discontinued operations	—	233,153	—

NET INCOME (LOSS)	(60,054,620)	8,281,017	9,073,954

OTHER COMPREHENSIVE INCOME (LOSS)
Net (loss)/ Income from continued operations	(61,548,565)	8,047,864	9,073,954
Foreign currency translation adjustment - continued operation	717,560	3,220,363	(521,738)
COMPREHENSIVE INCOME (LOSS) - CONTINUED OPERATION	$(60,831,005)	$11,268,227	$8,552,216

Income from discontinued operation	1,493,945	233,153	—
Foreign currency translation adjustment - discontinued operation	—	—	—
COMPREHENSIVE INCOME - DISCONTINUED OPERATION	$1,493,945	$233,153	$—

COMPREHENSIVE INCOME (LOSS)	$(59,337,060)	$11,501,380	$8,552,216
Less: Net (loss) income attributable to non-controlling interests	(2,918,680)	111,404	—
Comprehensive (loss) income attributable to Blue Hat Interactive Entertainment shareholders	(56,418,380)	11,389,976	8,552,216
Basic	50,537,272	38,533,694	35,141,114
Diluted	58,000,485	39,859,074	35,141,114

Earnings per share
Basic earnings per share from continued operation	$(1.16)	$0.21	$0.26
Basic earnings per share from discontinued operation	0.03	0.01	—

Diluted Earnings per share
Diluted earnings per share from continued operation	$(1.01)	$0.20	$0.26
Diluted earnings per share from discontinued operation	0.03	0.01	—

Reclassification- certain reclassifications have been made to the financial statements for the year ended December 31, 2020 to conform to the presentation for the year ended December 31, 2021, with no effect on previously reported net income (loss).

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2021	2020	2019
Net cash (used in) generated from operating activities - continued operation	$(22,284,750)	$5,052,415	$12,309,246
Net cash (used in) generated from operating activities -discontinued operation	2,477,398	(8,692)	—
Net cash used in investing activities	(4,498,355)	(10,761,890)	(19,111,780)
Net cash generated from financing activities	7,574,848	2,493,110	10,596,581
EFFECT OF EXCHANGE RATE ON CASH	1,113,717	3,547,033	(144,969)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(15,617,142)	321,976	3,649,078
Cash paid for income tax	1,529,850	779,459	119,243
Cash paid for interest	398,963	439,607	171,938
Cash and cash equivalents	135,562	15, 752,704	10,478,587
Restricted cash	—	—	5,000,000
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$135,562	$15, 752,704	$15,478,587

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

D. Risk Factors

Risks Related to Our Business

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

●	We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our business depends significantly on our ability to maintain an efficient distribution network for our products and our failure to do so could adversely affect our financial condition, competitiveness and growth prospects.

●	Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

●	We will need to expand our organization, and we may experience difficulties in managing this growth.

●	Failure to adequately contribute to employee benefits plans required by PRC regulations.

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

●	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes.

●	We conduct most of our business through Blue Hat Fujian and Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”) (collectively, “VIEs”) by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties.

●	The shareholders of our VIEs may have actual or potential conflicts of interest with us.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, including COVID-19.

●	We may not be able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights.

●	We may be unable to adequately protect our intellectual property rights, or we may be accused of infringing on the intellectual property rights of others.

●	Litigation or other proceedings or third party claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

●	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

●	Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our operations

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings from the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our use of third party manufacturers to produce our products presents risks to our business.

●	Our auditor, Audit Alliance LLP is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

●	An active trading market for our ordinary shares may not be sustained.

●	Our ordinary shares are considered to be penny stock.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	We have identified material weaknesses in our internal control over financial reporting.

●	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

●	Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

Risk Factors

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

The market for animated toys is highly competitive, particular in China, where our operations are located. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm the business and results of operations. We compete directly against manufacturers of games and toys, including large, diversified entertainment companies with substantial market share. In addition, we compete with other companies who are focused on building their brands across multiple product and consumer categories. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do.

In addition to existing competitors, the barriers to entry for new participants in the entertainment industry and in the consumer products industry are low, and the increasing importance of digital media, and the heightened connection between digital media and consumer interest, have further increased the ability for new participants to enter our markets, and has broadened the array of companies we may compete with. New participants with a popular product idea or entertainment property can gain access to consumers and become a significant source of competition for our products in a very short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in consumer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Our business depends significantly on our ability to maintain an efficient distribution network for our products. Failure by us to maintain such distribution network could adversely affect our financial condition, competitiveness and growth prospects.

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. In 2021, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 52% of our total revenue. In 2021, 100% of our products were sold in China and, of these sales in China, approximately 99% were generated from Chinese distributors.

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

If we or our customers determine that one of our products is more popular at retail than was originally anticipated, there may not be sufficient time to produce enough additional products to fully meet consumer demand. Additionally, the logistics of supplying more and more product within shorter time periods increase the risk that we, or our third party providers, will fail to achieve tight and compressed shipping schedules, which also may reduce our sales and harm our financial performance. This seasonal pattern requires accurate forecasting of demand for products during the holiday season in order to avoid losing potential sales of popular products or producing excess inventory of products that are less popular with consumers. Our failure to accurately predict and respond to consumer demand, resulting in our under producing popular items and/or overproducing less popular items, would reduce our total sales and harm our results of operations. In addition, as a result of the seasonal nature of our business, we would be significantly and adversely affected, in a manner disproportionate to the impact on a company with sales spread more evenly throughout the year, by unforeseen events such as a terrorist attack or economic shock that harm the retail environment or consumer buying patterns during our key selling season, or by events such as strikes or port delays that interfere with the shipment of goods during the critical months leading up to the holiday shopping season.

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

As of December 31, 2021, we had 80 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively manage any future growth.

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

Our affiliation with VIEs are managed through contractual arrangements, or the Contractual Arrangements, which may not be as effective in providing us with control over VIEs as direct ownership. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the People’s Republic of China, or the PRC. If our VIEs fail to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

Most of our business are conducted through Blue Hat Fujian, and Fujian Roar Game, which are considered VIEs for accounting purposes, and we, through Blue Hat WFOE, and Fresh Joy Entertainment Ltd. (“Fresh Joy”), are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future the companies we hold as VIEs no longer meet the definition of VIEs under applicable accounting rules, or we are not deemed to be the primary beneficiary, we would not be able to consolidate line by line those entities’ financial results in our consolidated financial statements for reporting purposes. Also, if in the future other affiliate companies become VIEs and we become the primary beneficiary, we would be required to consolidate those entities’ financial results in our consolidated financial statements for accounting purposes. If such entities’ financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIEs contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

Most of our business is conducted by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties and our business could be adversely affected. In addition, changes in such PRC laws and regulations may materially and adversely affect our business.

We are a holding company and most of our business operations are conducted via our VIEs through the Contractual Arrangements. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Blue Hat WFOE and Blue Hat Fujian, between Fresh Joy and Fujian Roar Game. based on management’s understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and contractual arrangements with VIEs and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Blue Hat WFOE, Blue Hat Fujian and its shareholders, among Fresh Joy, Fujian Roar Game and its shareholders, governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

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

The shareholders of our VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIEs through contractual arrangements will not be deemed as foreign investment in the future.

On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. Industries listed in the 2021 Negative List are subject to special management measures. For example, establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the 2021 Negative List. Also, foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements.

The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. Currently our business does not fall in any of these categories. Currently our business does not fall in any of these categories. However, if our control over our VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of our VIEs are “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

With the initial outbreak of the COVID-19 pandemic occurring at the beginning of 2020, our business was adversely impacted in late 2021 and the first few months of 2022. Our total revenue in 2021 and first few months of 2022 decreased, mainly due to the random lockdown due to the frequent resurgence of COVID-19 in China.

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

We cannot provide any assurances that any of our patents has, or that any of our pending patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products, any additional features we develop for our products or any new products. Other parties may have developed technologies that may be related or competitive to our system, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position. Our patent position may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Patents, if issued, may be challenged, deemed unenforceable, invalidated or circumvented. Proceedings challenging our patents could result in either loss of the patent or denial of the patent application or loss or reduction in the scope of one or more of the claims of the patent or patent application. In addition, such proceedings may be costly. Thus, any patents that we may own may not provide any protection against competitors. Furthermore, an adverse decision in an interference proceeding can result in a third party receiving the patent right sought by us, which in turn could affect our ability to commercialize our products.

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

Risks Related to Doing Business in China

Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

Our business operations conducted through our PRC operating entities may be adversely affected by the current and future political environment in the PRC. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy. These uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Consequently, we cannot predict the future direction of Chinese legislative activities with respect to either businesses with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors. Although the PRC government has been pursuing economic reform policies for more than two decades, the PRC government continues to exercise significant control over economic growth in the PRC through the allocation of resources, controlling payments of foreign currency, setting monetary policy and imposing policies that impact particular industries in different ways. We cannot assure you that the PRC government will continue to pursue policies favoring a market oriented economy or that existing policies will not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting political, economic and social life in the PRC. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

Accordingly, given the PRC government’s significant oversight and discretion over the conduct of our operating subsidiaries and VIEs’ business, it may intervene or influence the operations of our PRC subsidiaries or our VIEs at any time and to exert control over an offering of securities conducted overseas and/or foreign investment in China-based issuers, which may cause us to make material changes to the operations of our PRC subsidiaries or our VIEs and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

The rapid growth of the Chinese economy had historically resulted in widespread growth opportunities for industries across China. However, the growth has been uneven, both geographically and among various sectors of the economy, and growth has slowed in the recent years. As a result of the global financial crisis and the inability of enterprises to gain comparable access to the same amounts of capital available in past years, there may be an adverse effect on the business climate and growth of private enterprises in China. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to a reduction in demand for our services and adversely affect our competitive position. An economic slowdown could have an adverse effect on our sales and may increase our costs. Further, if economic growth continues to slow, and if, in conjunction, inflation continues unchecked, our costs would be likely to increase, and there can be no assurance that we would be able to increase our prices to an extent that would offset the increase in our expenses.

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

In addition, a tightened labor markets in our geographic region may result in fewer qualified applicants for job openings in our facilities. Further, higher wages, related labor costs and other increasing cost trends may negatively impact our results.

China is trying to resume its extraordinary, nearly half-century-long run of growth which was slowed down by. According to an article titled “China’s Economic Trends Hint at Cost of Zero Covid Strategy” published on the New York Times on April 17, 2022, recovering from COVID-19 Pandemic, China’s economy expanded 4.8 percent in the first three months of 2022, compared to the same period in 2021. That pace was barely faster than the final three months in 2021, and it also obscured a looming problem. However, China has been enforcing an expanding number of mass quarantines, strict lockdowns and border controls, facing with the its worst Covid-19 outbreak yet since 2020. Much of that growth was recorded in January and February. Starting from March, economic activity slowed as Shenzhen, the technology hub in the south, and then Shanghai, the country’s biggest city, and other important industrial centers shut down. The slowdown that started in March is expected to worsen this month, with even more regions placed under restrictions. By April 11, 2022, 87 of China’s 100 largest cities had imposed some form of restriction on movement, according to Gavekal Dragonomics, an independent economic research firm that has been tracking lockdowns. Therefore, we cannot predict how China’s economy will develop amid the significant uncertainties caused by the COVID-19 pandemic resurgence.

Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

China has implemented or will implement rules and is considering a number of additional proposals relating to data protection. China’s new Data Security Law promulgated by the Standing Committee of the National People’s Congress of China in June 2021, or the Data Security Law, took effect in September 2021. The Data Security Law provides that the data processing activities must be conducted based on “data classification and hierarchical protection system” for the purpose of data protection and prohibits entities in China from transferring data stored in China to foreign law enforcement agencies or judicial authorities without prior approval by the Chinese government. As the Data Security Law has not yet come into effect, we may need to make adjustments to our data processing practices to comply with this law.

Additionally, China’s Cyber Security Law, requires companies to take certain organizational, technical and administrative measures and other necessary measures to ensure the security of their networks and data stored on their networks. Specifically, the Cyber Security Law provides that China adopt a multi-level protection scheme (MLPS), under which network operators are required to perform obligations of security protection to ensure that the network is free from interference, disruption or unauthorized access, and prevent network data from being disclosed, stolen or tampered. Under the MLPS, entities operating information systems must have a thorough assessment of the risks and the conditions of their information and network systems to determine the level to which the entity’s information and network systems belong-from the lowest Level 1 to the highest Level 5 pursuant to the Measures for the Graded Protection and the Guidelines for Grading of Classified Protection of Cyber Security. The grading result will determine the set of security protection obligations that entities must comply with. Entities classified as Level 2 or above should report the grade to the relevant government authority for examination and approval.

Recently, the Cyberspace Administration of China (the “CAC”) has taken action against several Chinese internet companies in connection with their initial public offerings on U.S. securities exchanges, for alleged national security risks and improper collection and use of the personal information of Chinese data subjects. According to the official announcement, the action was initiated based on the National Security Law, the Cyber Security Law and the Measures on Cybersecurity Review, which are aimed at “preventing national data security risks, maintaining national security and safeguarding public interests.” On July 10, 2021, the CAC published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

We do not believe we are among the “operator of critical information infrastructure” or “data processor” as mentioned above. Based on the above and our understanding of the Chinese laws and regulations currently in effect as of the date of this report, we will not be required to submit an application to the CSRC or the CAC for the approval of a future offering and the listing and trading of our securities on the Nasdaq. However, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals.

Also, on August 20, 2021, the National People’s Congress passed the Personal Information Protection Law, started to be implemented on November 1, 2021. The law creates a comprehensive set of data privacy and protection requirements that apply to the processing of personal information and expands data protection compliance obligations to cover the processing of personal information of persons by organizations and individuals in China, and the processing of personal information of persons in China outside of China if such processing is for purposes of providing products and services to, or analyzing and evaluating the behavior of, persons in China. The law also proposes that critical information infrastructure operators and personal information processing entities who process personal information meeting a volume threshold to-be-set by Chinese cyberspace regulators are also required to store in China personal information generated or collected in China, and to pass a security assessment administered by Chinese cyberspace regulators for any export of such personal information. Lastly, the draft contains proposals for significant fines for serious violations of up to RMB 50 million or 5% of annual revenues from the prior year.

Interpretation, application and enforcement of these laws, rules and regulations evolve from time to time and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement. Compliance with the Cyber Security Law and the Data Security Law could significantly increase the cost to us of providing our service offerings, require significant changes to our operations or even prevent us from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection and information security, and our belief that we are currently in compliance therewith, it is possible that our practices, offerings or platform could fail to meet all of the requirements imposed on us by the Cyber Security Law, the Data Security Law and/or related implementing regulations. Any failure on our part to comply with such law or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing counterparties from contracting with us or result in investigations, fines, suspension or other penalties by Chinese government authorities and private claims or litigation, any of which could materially adversely affect our business, financial condition and results of operations. Even if our practices are not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and adversely affect our business, financial condition and results of operations. Moreover, the legal uncertainty created by the Data Security Law and the recent Chinese government actions could materially adversely affect our ability, on favorable terms, to raise capital, including engaging in follow-on offerings of our securities in the U.S. market or the Stock Exchange of Hong Kong. While we believe that our current operations are in compliance with the laws and regulations of the Cyberspace Administration of China, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to its business or industry.

Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering.

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which will take effect on February 15, 2022. The Cybersecurity Review Measures provide that, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

On November 14, 2021, the CAC published the Security Administration Draft, which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users or collect data that affects or may affect national security must be subject to network data security review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this report, we have not received any notice from any authorities requiring our PRC subsidiaries, our VIEs, or the VIEs’ subsidiaries to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and the VIEs and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC for this offering, given that our PRC subsidiaries and the VIEs possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this prospectus and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as FIEs are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore SPVs will be required to register such investments with the SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiaries of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiaries of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of the SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of the SAFE.

In practice, different local SAFE branches may have different views and procedures on the application and implementation of SAFE regulations, and there remains uncertainty with respect to its implementation. We cannot assure you that all of our shareholders that may be subject to SAFE regulations have completed all necessary registrations with the local SAFE branch or qualified banks as required by SAFE Circular 37, and we cannot assure you that these individuals may continue to make required filings or updates in a timely manner, or at all. We can provide no assurance that we are or will in the future continue to be informed of identities of all PRC residents holding direct or indirect interest in our company. Any failure or inability by such individuals to comply with the SAFE regulations may subject us to fines or legal sanctions, such as restrictions on our cross-border investment activities or our PRC subsidiaries’ ability to distribute dividends to, or obtain foreign exchange-denominated loans from, our company or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

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

Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

On March 28, 2007, the SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Share Option Plan of Overseas-Listed Company, which were superseded by Notice from SAFE regarding Issues related to Domestic Individual Participating Offshore Public Company Equity Incentive Plan promulgated on February 15, 2012 (“SAFE #7”) or the Share Option Rule. Under the Share Option Rule, PRC citizens who are granted stock options or other employee equity incentive awards by an overseas publicly-listed company are required, through a PRC agent who may be a PRC subsidiary of such overseas publicly-listed company, to register with the SAFE and complete certain other procedures related to the share options or other employee equity incentive plans. We and our PRC citizen employees who are granted share options or other equity incentive awards under our 2010 Long-Term Incentive Plan, or PRC optionees, are subject to the Share Option Rule. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings in the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds the Company transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises, or FIEs, in China, capital contributions to our PRC subsidiaries are subject to the approval of or filing with the Ministry of Commerce, or MOFCOM or its local branches and registration with a local bank authorized by SAFE. In addition, (i) a foreign loan of less one year duration procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) a foreign loan of one year duration or more procured by our PRC subsidiaries is required to be applied to the NDRC in advance for undergoing recordation registration formalities. Any medium or long-term loan to be provided by us to our PRC operating subsidiaries, must be registered with the NDRC and the SAFE or its local branches. The Company may not be able to complete such registrations on a timely basis, with respect to future capital contributions or foreign loans by us to our PRC Subsidiaries. If the Company fail to complete such registrations, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect as of June 1, 2015. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of FIEs and allows FIEs to settle their foreign exchange capital at their discretion, but continues to prohibit FIEs from using the Renminbi fund converted from their foreign exchange capital for expenditure beyond their business scopes, providing entrusted loans or repaying loans between nonfinancial enterprises. The SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective in June 2016. Pursuant to SAFE Circular 16, enterprises registered in China may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. SAFE Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including but not limited to foreign currency capital and foreign debts) on a self-discretionary basis which applies to all enterprises registered in China. SAFE Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non-affiliated entities. As this circular is relatively new, there remains uncertainty as to its interpretation and application and any other future foreign exchange related rules. Violations of these Circulars could result in severe monetary or other penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund our PRC operating subsidiaries, to invest in or acquire any other PRC companies through our PRC Subsidiaries, which may adversely affect our business, financial condition and results of operations.

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

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 7 and/or SAT Bulletin 37. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our use of third party manufacturers to produce our products presents risks to our business.

For the foreseeable future, all of our products will be manufactured by third party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the year ended December 31, 2021, our two largest suppliers accounted for 27.78% and 20.95%, respectively, of our total purchases. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of operations of a third party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, one customer accounted for 14.59% of the Company’s total revenues. Therefore, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations. In addition, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

Our auditor, Audit Alliance LLP is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our auditor is required by the laws of the United States to undergo regular inspections by the PCAOB. However, to the extent that our auditor’s work papers become located in China, such work papers will not be subject to inspection by the PCAOB because the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Inspections of certain other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. We are required by the HFCAA to have an auditor that is subject to the inspection by the PCAOB. While our present auditor is located in the United States and the PCAOB is able to conduct inspections on such auditor, to the extent this status changes in the future and our auditor’s audit documentation related to their audit reports for our company becomes outside of the inspection by the PCAOB or if the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, trading in our ordinary shares could be prohibited under the HFCAA, and as a result our ordinary shares could be delisted from Nasdaq.

On May 13, 2021, the PCAOB proposed a new rule for implementing the HFCAA. Among other things, the proposed rule provides a framework for the PCAOB to use when determining, under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The proposed rule would also establish the manner of the PCAOB’s determinations; the factors the PCAOB will evaluate and the documents and information it will consider when assessing whether a determination is warranted; the form, public availability, effective date, and duration of such determinations; and the process by which the board of the PCAOB can modify or vacate its determinations. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, under this proposal, if the auditor is not subject to PCAOB inspections for two consecutive years, it will trigger the prohibition on trading, thus posing more risks on potential delisting as well as the price of Company’s ordinary shares especially on foreign companies.

The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to the PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to the PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

On December 2, 2021, the SEC issued amendments to finalize the interim final rules previously adopted in March 2021, and established procedures to identify issuers and prohibit the trading of the securities of certain registrants as required by the HFCAA.

While the HFCAA is not currently applicable to the Company because the Company’s current auditors are subject to PCAOB review, if this changes in the future for any reason, the Company may be subject to the HFCAA. The implications of this regulation if the Company were to become subject to it are uncertain. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted or prohibited from being traded on Nasdaq earlier than would be required by the HFCAA. If our ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase the ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of the ordinary shares.

Additional factors outside of our control related to doing business in China could negatively affect our business.

Additional factors that could negatively affect our business include a potential significant revaluation of the Renminbi, which may result in an increase in the cost of producing products in China, labor shortages and increases in labor costs in China as well as difficulties in moving products manufactured in China out of the country, whether due to port congestion, labor disputes, slowdowns, product regulations and/or inspections or other factors. Prolonged disputes or slowdowns can negatively impact both the time and cost of transporting goods. Natural disasters or health pandemics impacting China can also have a significant negative impact on our business. Further, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of “normal trade relations” status with, China, could significantly increase our cost of products exported outside of China and harm our business.

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

Our officers, directors and principal shareholders holding more than 5% of our ordinary shares, collectively, control approximately [5 ]% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In preparing our consolidated financial statements for the years ended December 31, 2020 and December 31, 2021, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2021. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements, errors or omissions in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limits our access to capital markets, and harm our results of operations. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

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

The trading market for our ordinary shares is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our ordinary shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provides inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Law, 2018, or the Substance Law, and issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019 and onwards. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test. Although it is presently anticipated that the Substance Law will have little material impact on us and our operations, as the legislation is new and remains subject to further clarification and interpretation it is not currently possible to ascertain the precise impact of these legislative changes on us and our operations.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common laws of the Cayman Islands are derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, where the Company is registered, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

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

Blue Hat has no operations. It holds all of the issued and outstanding shares of Brilliant Hat Limited, or Blue Hat BVI, established under the laws of the British Virgin Islands on June 26, 2018.

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

Blue Hat WFOE through our variable interest entity, or VIE, Fujian Blue Hat Interactive Entertainment Technology Ltd., or Blue Hat Fujian, a PRC company, and through its wholly owned subsidiaries, Hunan Engaomei Animation Culture Development Co., Ltd., or Blue Hat Hunan, a PRC company, engages in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On September 18, 2017, Blue Hat Fujian formed a joint venture with Xiamen Youth Education Development Co., Ltd. and Youying Wang, contributing a 48.5% equity interest in Fujian Youth Hand in Hand Educational Technology Co., Ltd., or Fujian Youth, a PRC company. On January 22, 2021, Xiamen Youth Education Development Co., Ltd and Youying Wang transferred all their equity interests to Blue Hat WOFE. Therefore, combining Blue Hat Fujian, and Blue Hat WOFE, right now they own all the equity interests of Fujian Youth. As of December 31, 2021, Fujian Youth had normal operations.

October 19, 2017, Blue Hat Fujian established its wholly owned subsidiary, Shenyang Qimengxing Trading Co. Ltd., or Blue Hat Shenyang, a PRC company. On November 15, 2021, it deregistered Shenyang Qimengxing Trading Co. Ltd.

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

On March 31, 2020, the Company established its wholly owned subsidiary, Xiamen Jiuqiao Technology Co., Ltd. (“Jiuqiao”), a PRC company. Jiuqiao engages in designing, producing, producing, promoting and selling interactive toys with mobile games features, original intellectual property, peripheral derivatives features worldwide and also providing consultation service. On December 20, 2021, the Company transferred out all its equity interests in Jiuqiao for $922,468.

On August 3, 2020, the Company acquired 60% of Xunpusen (Xiamen) Technology Co., Ltd. (“Xunpusen”) which providing telecommunication service and internet access. On September 20, 2021, the Company transferred out all its equity interests in Xunpusen for $1,333,023.33 (RMB 8,600,000).

On December 24, 2020, the Company deregistered Chongqing Lanhui Technology Co. Ltd.,

On January 25, 2021, Blue Hat Cayman closed an acquisition pursuant to which it acquired 100% equity interests of Fresh Joy Entertainment Ltd. (“Fresh Joy”). Fresh joy signed a series of VIE agreements with Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”). Fujian Roar Game holds 51% equity of Fuzhou CSFCTECH Co., Ltd. (“Fuzhou CSFC”) and 100% equity of Fuzhou UC71 Co., Ltd. (“Fuzhou UC71”). After the acquisition, we now have two VIEs including Blue Hat Fujian, and Fujian Roar Game.

On February 20, 2021, the Company established a wholly owned subsidiary, Xiamen Bluehat Research Institution of Education Co., Ltd.

On March, 24, 2021, Fuzhou Qiande Educational Technology Co., Ltd was incorporated and was 100% owned by Fujian Youth hand in Hand Educational Technology Co., Ltd.

On June 29, 2021, Fujian Lanyun Canghai Technology Co., Ltd was incorporated and was 100% owned by Blue Hat Fujian.

On August 23, 2021, Fujian Blue Hat Group Co. Ltd. was incorporated and was owned by Blue Hat Interactive Entertainment Technology Limited.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian and Fujian Roar Game are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable commitment letters (collectively the “Contractual Arrangements”).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between variables interest entities, including Blue Hat WFOE and Blue Hat Fujian, Fresh Joy and Fujian Roar Game, variable interest entities equity holders has the exclusive right to provide our wholly owned entities with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for our wholly owned entities’ operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on wholly owned entities’ needs. In exchange, variable interest entities equity holders are entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of wholly owned entity. The service fee may be adjusted by variable interest entity equity holders based on the actual scope of services rendered by variable interest entities equity holders and the operational needs and expanding demands of our wholly owned entities.

Pursuant to the exclusive business cooperation agreement, variable interest entities equity holders have the unilateral right to adjust the service fee at any time, and our wholly owned entities have no right to adjust the service fee. We believe that such conditions under which the service fee may be adjusted will be primarily based on the needs of our wholly owned entities to operate and develop its business in the augmented reality market. For example, if wholly owned entities need to expand its business, increase research input or consummate mergers or acquisitions in the future, variable interest entities equity holders have the right to decrease the amount of the service fee, which would allow our wholly owned entities to have additional capital to operate and develop its business in the augmented reality market.

The exclusive business cooperation agreement remains effective for 10 years, and shall be automatically renewed for one year at the expiration date of the validity term. However, variable interest entity equity holders have the right to terminate this agreement upon giving 30 days’ prior written notice to wholly owned entity at any time.

Call Option Agreements

Pursuant to the call option agreements, among variable interest entities equity holders, our wholly owned entities and the shareholders who collectively owned all of the wholly owned subsidiaries, such shareholders jointly and severally grant variable interest entities equity holders an option to purchase their equity interests in our wholly owned entities. The purchase price shall be the lowest price then permitted under applicable PRC laws. Variable interest entities equity holders or the designated person may exercise such option at any time to purchase all or part of the equity interests in wholly owned entity until they have acquired all equity interests of our wholly owned entity, which is irrevocable during the term of the agreements.

The call option agreements remain in effect until November 13, 2028 and December 2030 for Blue Hat Fujian and Fujian Roar Game respectively, and shall be automatically renewed for one year at the expiration date of the validity term. However, variable interest entity equities holders have the right to terminate these agreements upon giving 30 days’ prior written notice to our wholly owned entities at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreement, among variable interest entities equity holders, our wholly owned entities, and the shareholders who collectively owned all of our wholly owned entities, such shareholders pledge all of the equity interests in our wholly owned entities to variable interest entities equity holders as collateral to secure the obligations of our wholly owned entities under the exclusive business cooperation agreements and call option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of variable interest entities equity holders unless transferring the equity interests to Blue Hat WFOE, Fresh Joy or its designated person in accordance to the call option agreements.

The equity pledge agreements shall come into force the date on which the pledged interests is recorded, under our wholly owned entity register of shareholders and is registered with competent administration for industry and commerce of our wholly owned subsidiary until all of the liabilities and debts to variable interest entities equity holders have been fulfilled completely by our wholly owned entity. Our wholly owned entities and the shareholders who collectively owned all of our wholly owned entities shall not terminate these agreements in any circumstance for any reason. However, variable interest entities equity holders have the right to terminate these agreements upon giving 30 days’ prior written notice to our wholly owned entities at any time.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of our wholly owned entity give variable interest entities equity holders an irrevocable proxy to act on their behalf on all matters pertaining to our wholly owned entities and to exercise all of their rights as shareholders of our wholly owned entities, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of our wholly owned entities hold the equity interests in our wholly owned entities.

Irrevocable Commitment Letters

Pursuant to the irrevocable commitment letters, the shareholders of our wholly owned entities commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in our wholly owned entities and have no right to impose any impact on the daily managing duties of our wholly owned entities, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of our wholly owned entity will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letters are irrevocable and shall not be withdrawn without the consent of variable interest entity equities holders.

Based on the foregoing contractual arrangements, which grant variable interest entities equity holders effective control of our wholly owned entities and enable variable interest entities equity holders to receive all of their expected residual returns, the Company accounts for Blue Hat Fujian and Fujian Roar Game as VIEs. Accordingly, the Company consolidates the accounts of Blue Hat Fujian and Fujian Roar Game for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

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

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of January 27, 2022, our intellectual property portfolio included 215 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights, 51 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and 96 software copyrights.

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

WUHUANGWANSHUI Authorized Products

“WUHUANGWANSHUI” is a famous brand for Chinese cartoon images that consist of a cat (Wu Huang) and a dog (Ba Zahey). The brand is owned by Cup of Cosmo Studio (Beijing) Culture Co., Ltd., and is easily recognizable in Chinese popular culture. Primarily seen in cartoon images, comics, animations and emoticon packages, “WUHUANGWANSHUI” has over 30 million followers online, which brings over RMB 2 billion in licensed product sales. We are licensed to use “WUHUANGWANSHUI” images on our products and our e-commerce website. We expect to launch approximately 20 interactive toys with the licensed images in the near future.

Immersive Education Classes

Immersive Education Classes are Blue Hat’s range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China’s preschools, including “Smart Screen Immersive Education Classes”, “Smart Immersive Physical Education Classes” and “Smart Immersive Cognitive Education Classes.” The three products are suitable for different teaching scenarios and can be used independently or together with one another to promote children’s overall development.

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

IDC Business

Xunpusen, a subsidiary of our company, recently signed a cooperation agreement with China Mobile Communications Group Guangdong Co., Ltd. (“China Mobile”) for a series of telecom value-added services relating to Internet Data Center (“IDC”). IDC hosts a group of hosting providers, merchants, or web servers. It is an infrastructure that ensures e-commerce websites operate securely. It also helps businesses and their alliances to implement value chain management for their distributors, suppliers and customers. Namely, IDC related services enable big companies to promote and sell products with Xunpusen’s message marketing services and integrated solutions. Although the revenue of our IDC business has increased, with lightening policies promulgated by MIIT in recent years which leads to the decreased profit margin, we have sold our IDC business in 2021.

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

We have an experienced sales team with more than 12 staff members, many of which have several years of sales experience. Currently, our sales are primarily derived from developed eastern regions of China such as Jiangsu and Zhejiang. We intend to expand into more diverse regions of China in an effort to increase our market share. Currently, we have four subsidiaries located in Fuzhou, Hunan and Fujian, responsible for sales and marketing.

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

Intellectual Property

The core of our business is our proprietary technology. As a result, we strive to maintain a robust intellectual property portfolio. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark, and copyright protection for our proprietary technologies. As of January 27, 2022, our intellectual property portfolio included 207 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights,51 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and91 software copyrights.

Research and Development

We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 35 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately13 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 22 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

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

Legal Regulations on Intellectual Property in the PRC

Copyright

Pursuant to the Copyright Law of the PRC, which was first promulgated by the Standing Committee of the National People’s Congress on September 7, 1990 and became effective from June 1, 1991, and was last amended on November 11, 2020 and became effective as of June 1, 2021, copyrights include personal rights such as the right of publication and that of attribution as well as property rights such as the right of production and that of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, and offer an apology, pay damages, etc.

Trademark

Pursuant to the Trademark Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on August 23, 1982 and became effective from March 1, 1983, and was most recently amended on April 23, 2019 and became effective on November 1, 2019, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods for which the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Patent

Pursuant to the Patent Law of the PRC, which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and became effective from April 1, 1985, and was most recently amended on December 27, 2008, and was most recently amended on October 17, 2020 and became effective on June 1, 2021, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. And after a patent right is granted for a design, no entity or individual shall, without the permission of the patent owner, exploit the patent, that is, for production or business purposes, manufacture, offer to sell, sell, or import any product containing the patented design. Where the infringement of patent is decided, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc.

Domain Name

Pursuant to the Measures for the Administration of Internet Domain Names, which was recently amended by the Ministry of Industry and Information Technology on August 24, 2017 and became effective on November 1, 2017, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer, and the principle of “first come, first serve” is followed for the domain name registration service. After completing the domain name registration, the applicant becomes the holder of the domain name registered by him/it. Furthermore, the holder shall pay operation fees for registered domain names on schedule. If the domain name holder fails to pay the corresponding fees as required, the original domain name registrar shall write it off and notify the holder of the domain name in written form.

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

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non- resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

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

In accordance with a SAT circular that took effect on May 1, 2016, upon approval of the State Council, the pilot program of the collection of value- added tax in lieu of business tax shall be promoted nationwide in a comprehensive manner starting May 1, 2016, and all taxpayers of business tax engaged in the building industry, the real estate industry, the financial industry and the life service industry shall be included in the scope of the pilot program with regard to payment of value-added tax instead of business tax.

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

SAFE issued the Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016, which became effective simultaneously. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a discretionary basis. Circular 16 provides an integrated standard for conversion of foreign exchange under capital account items (including foreign currency capital and foreign debts) on a discretionary basis which applies to all enterprises registered in the PRC. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC laws or regulations, while such converted Renminbi shall not be provided as loans to its non- affiliated entities. As Circular 16 is newly issued and SAFE has not provided detailed guidelines with respect to its interpretation or implementations, it is uncertain how these rules will be interpreted and implemented.

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

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign- invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

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

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China;(iii) a foreign investor, individually or collectively with other investors, invests in a new project within China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

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

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign- invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

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

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. On December 28, 2020, the National Development and Reform Commission and the Ministry of Commerce publicly released the Directory of Industries to Encourage Foreign Investment (Encouraged Catalogue) (2020 Edition). On December 27, 2021, the National Development and Reform Commission of China (“NDRC”) and the Ministry of Commerce (“MOFCOM”) jointly issued the Special Administrative Measures for Foreign Investment Access (Negative List) (2021 Edition), and the Special Administrative Measures for Foreign Investment Access in Pilot Free Trade Zones (Negative List) (2021 Edition), effective January 1, 2022. Foreign investors are not allowed to invest in industries that are expressly prohibited in the 2021 Negative List. The industries that are not expressly prohibited in the Negative List are still subject to government approvals and certain special requirements. The purpose of the Catalogue is to direct foreign investment into certain priority industry sectors while restricting or prohibiting investment in other sectors. If the investment falls within the “encouraged” category, foreign investment can be conducted through the establishment of a WFOE. If the investment falls within the “restricted” category, foreign investment may be conducted through the establishment of a WFOE if certain requirements are met or in some cases must be conducted through the establishment of a joint venture enterprise, with varying minimum shareholdings for the Chinese party, depending on the particular industry. If the investment falls within the “prohibited” category, foreign investment of any kind is not allowed. Any investment that occurs within an industry not falling into any of three categories is classified as a permitted industry for foreign investment.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and limited stock companies.

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

PRC Laws and Regulations Relating to Advertising Business

The State Administration for Industry and Commerce, or SAI, is the primary governmental authority regulating advertising activities in China. The Advertisement Law of the PRC, which was most recently amended on April 29, 2021, the Administrative Regulations for Advertising, effective as of December 1, 1987, and the Administrative Provisions on Registration of Publishing of Advertisements, effective as of December 1, 2016 are the relevant regulations that apply to advertising businesses.

According to the above laws, regulations and rules, a company engaged in advertising activities must obtain, from the SAIC or its local branches, a business license that specifically includes operating an advertising business in its business scope. Failure to do so may lead to orders to rectify, fines and other penalties. An enterprise engaging in advertising does not need to apply for registration of releasing advertisement, provided that such enterprise is not a radio station, television station, newspaper or magazine publisher or any other entity otherwise specified in the relevant laws or regulations. A radio station, television station, newspaper, magazine publisher or any other entity otherwise specified in the relevant laws or regulations may be subject to penalties, including fines, confiscation of advertising income and orders to rectify if it conducts advertising releasing activities without completing the required registration. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. Foreign investors are permitted to own all equity interests in PRC advertising companies.

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

C. .. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIEs and their subsidiaries:

Blue Hat Interactive Entertainment Technology

Corporate Structure

Blue Hat Interactive Entertainment Technology
100%
100%
Brilliant Hat Limited
Fresh Joy Entertainment Ltd
100%
100%
Blue Hat Interactive Entertainment Technology Limited
Hong Kong Fresh Joy Entertainment Limited
overseas
100%
100%
100%
Fujian Blue Hat Group CO.Ltd
Xiamen Duwei Consulting Management Co., Ltd
51.50%
Fujian Fresh Joy Technology Co., Ltd
WOFE
WOFE
Fujian Blue Hat Interactive Entertainment Technology Ltd.
Fujian Roar Game Technology Co.,Ltd
100%
100%
49%
15%
100%
100%
48.50%
100%
51%
Pingxiang Blue Hat Technology Co.Ltd
Hunan Engaomei Animation Culture Development Co.,Ltd
Renchao Huyu (Shanghai) Culture Development Co.Ltd
Xiamen Blue Wave Technology Co.Ltd
Xiamen Bluehat Research Institution of Education Co.Ltd
Fujian Lanyun Canghai Technology Co.,Ltd
Fujian Youth Hand in Hand Educational Technology Co.Ltd
Fuzhou UC71 Co., Ltd.
Fuzhou Csfctech Co., Ltd.
100%
Fuzhou Qiande Educational Technology Co., Ltd

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited

Fresh Joy Entertainment Ltd	● A British Virgin Islands company, acquired on January 25, 2021 ● Incorporated on January 7, 2020 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited

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

100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Fuzhou CSFCTECH Co., Ltd.

●    A PRC limited liability company

●    Incorporated on August 5, 2011

●    Registered capital of $3,001,159 (RMB 20,000,000)

●    Developing and distributing network games in China. Fuzhou CSFC also promotes diversified development and brings together the latest popular games, including 2D and 3D games, integrating role-playing, casual, real-time, horizontal fighting, card, strategy and other types of game products in a comprehensive layout.

51% controlled by Fresh Joy Entertainment Ltd via VIE

Fuzhou UC71 Co., Ltd.	● A PRC limited liability company ● Incorporated on October 25, 2016 ● Registered capital of $1,854,456 (RMB 12,000,000) ● Software development, Information technology consulting service	100% controlled by Fresh Joy Entertainment Ltd via VIE

Pingxiang Blue Hat Technology Co. Ltd.

●    A PRC limited liability company

●    Incorporated on September 10, 2018

●    Registered capital of $302,540 (RMB 2,000,000)

●    Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Technology Ltd.

Xiamen Jiuqiao Technology Co. Ltd.

●    A PRC limited liability company

●    Incorporated on March 31, 2020

●    Registered capital of $15,325,905 (RMB 100,000,000)

●    Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features, and consultation service.

●    Transferred out all its equity interests on December 20, 2021

40% owned controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd. 60% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fujian Youth Hand in Hand Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on September 18, 2017 ● Registered capital of $3,106,214 (RMB 20,100,000) ● Educational consulting service and sports related.	48.5% owned controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd. 51.5% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% controlled by Fujian Youth Hand in Hand Educational Technology Co., Ltd

Xiamen Bluehat Research Institution of Education Co., Ltd.	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Xunpusen (Xiamen) Technology Co., Ltd.	● A PRC limited liability company ● Transferred out all its equity interests on September 20, 2021	60% controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Fujian Lanyun Canghai Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 29, 2021 ● Software development, promoting and selling of toys and stationery	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Fujian Blue Hat Group Co., Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Hong Kong Xinyou Entertainment Company	● A Hong Kong company, acquired on January 25, 2021 ● Incorporated on August 18, 2020 ● A holding company	100% owned by Fresh Joy Entertainment Ltd

Fujian Xinyou Technology Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”), acquired on January 25, 2021 ● Incorporated on September 29, 2020 ● A holding company	100% owned by Hong Kong Xinyou Entertainment Limited.

Fujian Roar Game Technology Co. Ltd.	● A PRC limited liability company, acquired on January 25, 2021 ● Incorporated on December 6, 2019 ● Designing, producing, promoting and selling animated toys with mobile	VIE of Fujian Xinyou Technology Co., Ltd.

D. Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 15,336 square feet of office space. We lease this space under a lease that terminates on January 9, 2024. We also lease 1,157 square feet of office space located at Room A206, Floor 3, Building 1, Shaoyuanli, North Baima Road, Gulou District, Fuzhou, Fujian, China under a lease that terminates on April 30, 2026. In addition, we lease 23,343 square feet of factory space located at Building 3, Dong Wai Yi Road, East Industrial Park, Datong Road, Tongan District, Xiamen, China under a lease that terminates on December 19, 2022. In addition, we lease 5,166 square feet of office space located at Room 713-723, Floor 7, Building #34, District C, Fuzhou Software Park, No. 89 Software Avenue, Tong Pan Road, Fuzhou, China under a lease that terminates on July 24, 2022.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating results

Overview

We are a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. We have also expanded into the Internet Data Center (IDC) business and sold the business in 2021 due to the policy lightening Our interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by our proprietary technology, we aim to create an engaging, interactive and immersive community for our users. IDC is a place to host a group of hosting enterprises, merchants, or web servers, an infrastructure on which models of e-commerce operate securely, and a platform to support businesses and their business alliances in implementing value chain management for their distributors, suppliers and customers. Since the fourth quarter of 2020, we have continued to develop and utilize our mobile marketing and hosting expertise to support and grow our traditional mobile and gaming business while seeking new channels to expand the Company’s customer base and leverage relationships.

We have grown rapidly since our inception. We generate revenues primarily from sales of our interactive toys, specifically our animation and game series, and mobile games and Immersive Education Classes and the Internet Data Center (IDC) business. Our total revenues decreased by $9,444,849, or 38.39%, to $15,155,074 for the year ended December 31, 2021 as compared to $24,599,923 for the year ended December 31, 2020 mainly due to overall influence of Covid-19 on our sales of interactive toy series, such as decreased customer demands and higher express expenses. As a result, revenue generated from interactive toys decreased by $8,325,919, or 47.02%. Our total revenues increased by $765,794, or 3.21%, to $24,599,923 for the year ended December 31, 2020 as compared to $23,834,129 for the year ended December 31, 2019.

In an effort to capture a substantive share of the AR interactive toy market in China, we have increased our investment in the research and development of our AR interactive toys and games. Investment in research and development internally in the year ended December 31, 2021, 2020 and 2019 were $13,169,157, $246,923 and $1,031,204, respectively. We have collaborated with external developers in the AR interactive toys and games industry. As of December 31, 2021 and 2020, we prepaid approximately $10.3 million and $4.2 million to such developers for the development of more advanced technology for our AR interactive toys and games.

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

Our ability to build our brand and expand our sales distribution channel

Our distribution channels include domestic distributors, e-commerce platforms, supermarkets and export distributors. 100% of our products sold in 2021 were sold domestically in China, and 99% of those products sold in China were generated from Chinese distributors. We are in the process of expanding our e-commerce sales team, and we are transitioning from single, offline promotional activities to diversified, online interactive marketing and digital marketing. We intend to increase our branding and advertising activities via online communities, social media and television. Our revenue growth will be affected by our ability to effectively execute our shifting marketing strategies and expand our sales distribution channel through e-commerce.

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

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined 7.6% in 2014, to 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018, 6.1% in 2019, 2.3% in 2020 and 8.1% in 2021. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

In late 2019, the “COVID-19” virus appeared in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) labeled COVID-19 as a pandemic and many countries around the world began closing borders and making efforts to either shelter-in-place or quarantine its population. Our Company and all of our operations are located in China. Throughout the year 2021, China faced with several resurgence of COVID-19 in many metropolitan areas. Therefore, China placed a mandatory quarantine on certain areas and although our operation did not completely shut down, we are negatively influenced. Therefore, our sales and revenue decreased.

On November 30, 2020, the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy, Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties entered into an Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. (the “Acquisition Agreement”), pursuant to which the Company shall acquire 100% of the equity shares of Fresh Joy, a Cayman Islands company (the transaction, the “Acquisition”).

As of the date of the Acquisition Agreement, Joyful Castale International Limited and Chief Choice Global Limited (collectively, the “Transferors”) together owned 100% of the equity shares of Fresh Joy, which, through its affiliate companies, Hong Kong Xinyou Entertainment Company and Fujian Xinyou Technology Co., Ltd., entered into a series of structured contracts with the Target Company. The Target Company is a limited liability company formed under the laws of the People’s Republic of China and holds 51% of the equity interest of Fuzhou CSFC and 100% of the equity interest of Fuzhou UC71.

Pursuant to the Acquisition Agreement, the Company shall acquire 100% of the equity shares of Fresh Joy from the Transferors for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% shall be paid in cash (which percentage could be increased subject to the Transferors’ intention according to the actual circumstances) and the other half shall be paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets. The Acquisition closed on January 25, 2021. Subsequent to the above acquisition, the Company entered into information services and communication services. IDC business can enable larger companies to promote and sell products using Xunpusen’s expertise in message marketing and integrated solutions. Although the revenue of our IDC business has increased, with lightening policies promulgated by MIIT in recent years which leads to the decreased profit margin, we have sold our IDC business in 2021.

Results of Operations

Comparison of Years Ended December 31, 2021 and December 31, 2020

		For the Years ended December 31,
				Percentage
	2021	2020	Change	Change
Revenues	$15,155,074	$24,599,923	$(9,444,849)	(38.39)%
Cost of revenues	(8,672,150)	(11,179,903)	(2,507,753)	(22.43)%
Gross profit	6,482,924	13,420,020	(6,937,096)	(51.69)%
Selling expenses	(3,799,640)	(480,368)	(3,319,272)	690.99%
General and administrative expenses	(32,032,186)	(2,488,320)	(29,543,866)	1187.3%
Research and development	(13,169,157)	(246,923)	(12,922,234)	5233.31%
Impairment Loss	(18,439,524)	—	(18,439,524)	100%
(Loss) Income from operations	(60,957,583)	10,204,409	(71,161,992)	(697.37)%
Other income, net	(452,921)	(483,588)	30,667	6.34%
Provision for income taxes	(138,061)	(1,672,957)	(1,534,896)	(91.75)%
Income from discontinued operations	—	233,153	(233,153)	(100)%
Gain on disposal of discontinued operations	1,493,945	—	1,493,945	100%
Net (loss) income	(60,054,620)	8,281,017	(68,335,637)	(825.21)%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, mobile games and information services. Total revenues decreased by $9,444,849, or 38.39%, to $15,155,074 for the year ended December 31, 2021 as compared to $24,599,923 for the year ended December 31, 2020. The overall decrease is mainly due to the influence of Covid-19 on our business of interactive toy series in 2021, with a decrease of $8,325,919. The increase in revenue from mobile games was offset by the decrease in sales of our interactive toy - animation and game series.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2021	2020	Change	(%)

Revenues
Interactive toys - animation series	$657,619	$1,575,903	(918,284)	(58.27)%
Interactive toys - game series	8,723,480	16,131,115	(7,407,635)	(45.92)%
Mobile games	4,165,456	2,506,285	1,659,171	66.20%
Information service	1,608,519	4,386,620	(2,778,101)	(63.33)%
Total revenues	$15,155,074	$24,599,923	(9,444,849)	(38.39)%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series decreased by $7.41 million or 45.92% from $16.13 million for the year ended December 31, 2020 to $8.72 million for the year ended December 31, 2021. Our business strategy still focuses on higher profit products such as interactive toys - game series, which had a gross profit percentage of 50.24% in 2021. However, the revenues of interactive toys - game series were continuously negatively affected by the COVID -19 in 2021. The travel and consumer demand in some of the epidemic areas were restricted to a certain extent due to the epidemic control policy and the logistics efficiency of goods were also negatively affected. Interactive toys - game series focuses on children, and children typically purchase the product when they are able to physically touch and play with the products. Due to COVID-19, the physical shopping has decreased significantly, which resulted in a decline in revenue.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series decreased by $918,284 or 58.27% from $1,575,903 for the year ended December 31, 2020 to $657,619 for the year ended December 31, 2021. The decrease in revenues from sales of interactive toy-animation series was also caused by influence of Covid-19 in 2021. The revenue from kindergarten sales significantly contributed to the decrease in animation revenue in year 2021.

Mobile Games

Revenues from mobile games increased by $1.66 million or 66.20% from $2.5 million for the year ended December 31, 2020 to $4.2 million for the year ended December 31, 2021. Mobile games is highly cyclical—each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing. Although a majority of our mobile games are reaching a decline trend, the contribution to the revenue increased compared to the previous year.

Information service

Revenue from information service decreased by $2.78 million or 63.33% from $4.4 million for the year ended December 31, 2020 to $1.6 million for the year ended December 31, 2021.

Cost of Revenues

Total cost of revenues decreased by $2.51 million, or 22.43%, to $8.67 million for the year ended December 31, 2021 as compared to $11.18 million for the year ended December 31, 2020. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2021	2020	Change	(%)

Cost of revenues
Interactive toys - animation series	$140,450	$1,331,731	$(1,191,281)	(89.45)%
Interactive toys - game series	4,340,776	5,503,184	(1,162,408)	(21.12)%
Mobile games	2,889,486	10,577	2,878,909	27218.58%
Information service	1,301,438	4,334,411	(3,032,973)	(69.97)%
Total cost of revenues	$8,672,150	$11,179,903	$(2,507,753)	(22.43)%

Our cost of revenues from interactive toys - game series decreased by $1.16 million or 21.12% from $5.50 million for the year ended December 31, 2020 to $4.34 million for the year ended December 31, 2021. The decrease in cost of revenues from interactive toys – game series is due to the revenue decrease resulting from the decrease in purchasing resulting from COVID-19.

Our cost of revenues from interactive toys - animation series decreased by $1.19 million or 89.45% from $1.33million for the year ended December 31, 2020 to $0.14 million for the year ended December 31, 2021. The decrease in cost of revenues from interactive toys - animation series is also due to the revenue decrease resulting from the decrease in purchasing resulting from COVID-19.

Our cost of revenues from mobile games increased by $2.88 million or 27218.58% from $10,577 for the year ended December 31, 2020 to $2.89 million for the year ended December 31, 2021. The cost of revenue from mobile games increased because the cost of the game is divided into two parts, amortization of related development costs and operating costs, some of mobile games were developed and operated on an outsourced basis, the cost of revenue increased.

Our cost of revenues from information service decreased by $3.03 million or 69.97% for the year ended December 31, 2021 as compared with the year ended December 31, 2020.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2021	2020	Change	(%)

Interactive toys - animation series
Gross profit	$517,169	$244,172	$272,997	111.81%
Gross margin	78.64%	15.49%	63.15%

Interactive toys - game series
Gross profit	$4,382,704	$10,627,931	$(6,245,227)	(58.76)%
Gross margin	50.24%	65.88%	(15.64)%

Mobile games
Gross profit	$1,275,970	$2,495,708	$(1,219,738)	(48.87)%
Gross margin	30.63%	99.58%	(68.95)%

Information services
Gross profit	$307,081	52,209	$254,872	488.18%
Gross margin	19.09%	1.19%	17.90%

Total
Gross profit	$6,482,924	$13,420,020	$(6,937,096)	(51.69)%
Gross margin	42.78%	54.55%	(11.78)%

Our overall gross profit decreased by $6.94 million, or 51.69%, to $6.48 million for the year ended December 31, 2021 from $13.4 million for the year ended December 31, 2020, which the gross profit percentage were 42.78% and 54.55%, respectively.

Gross profit percentage for our interactive toys - game series was 50.24% and 65.88% for the year ended December 31, 2021 and 2020, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys – game series business line, which contributed 57.56% of our total revenues for the year ended December 31, 2021 as compared to 65.57% in the year ended December 31, 2020. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2021, and ultimately to a decrease in the gross profit of interactive toys - game series, which was 15.64%.

Gross profit percentage for our interactive toys - animation series was 78.64% and 15.49% for the year ended December 31, 2021 and 2020, The gross profit ratio has increased because in our interactive toys - animation series sales channel, the gross profit ratio of e-commerce channels is higher than that of distribution channels. In 2021, interactive toy-animation series sales accounted for only 4.34% of the whole revenue, and the sales of the interactive toy-animation series through e-commerce channels accounted for thousands of RMB.

Gross profit percentage for mobile games was 30.63% for the year ended December 31, 2021 compared to 99.58% for the year ended December 31, 2020. The decrease was the resulted of the restricted regulations on juvenile’s protection and lightening policies of the industry which led to the increase of cost and the lower efficiency of the industry.

Gross profit percentage for information service was 19.09% and 1.19% for the year ended December 31, 2021 and 2020, respectively. The increase was the result of lower cost of revenue from information service.

Operating Expenses

Total operating expenses increased by $64.22 million or 1997.28% from $3.22 million for the year ended December 31, 2020 to $67.44 million for the year ended December 31, 2021. The increase is mainly attributable to a $3.32 million increase in selling expenses, a $29.54 million increase in general and administrative (“G&A”) expenses, and a $12.92 million increase in research and development (“R&D”) expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020.

The $29.54 million increase in G&A expenses is mainly attributable to the increase of $29.44 million in bad debt expense loss attributable to G&A expense.

The $ 12.92 million increase in R&D expenses is mainly attributable to $ 9.6 million increase of technical service fees of Blue Hat Fujian which expenditure its whole research input. This increase was also a result of the new acquisition of Fujian Youth, Fuzhou CSFC, Fuzhou UC71 in 2021. The R&D expenses of these three companies are additional expenses as there were no such expenses in 2020. In order to remain committed to the innovation, development and production of technologies, we have prepaid $6.13 million for R&D.

Other expense, net

Total other expense, net decreased by $30,667 or 6.34% from $483,588 for the year ended December 31, 2020 to $ 452,921 for the year ended December 31, 2021. The decrease in total other expense, net was due to decrease of $40,644 in interest expense and a decrease of $16,078 in other finance expenses, which was mainly the result of interest from termination of time deposit. An increase of $8,218 in interest income was offset by the decrease of interest expense and other finance expenses.

Income tax expense

Our income tax expense amounted to $138,061 and $1,672,957 for the year ended December 31, 2021 and 2020, respectively. The $ 1,534,896 decrease is due to the lack of income from Blue Hat. Blue Hat Fujian obtained the “high-tech enterprise” tax status, resulted in its statutory income tax rate being 15% in both 2018 and 2019, which continued to apply in 2020. However, in 2021, Blue Hat Fujian was not authorized as the “high-tech enterprise” and its statutory income tax rate became 25% again.

Net income

Our net income decreased by 825.21% or $68.34 million from net income of $8.28 million for the year ended December 31, 2020 to a net loss of $60.05 million for the year ended December 31, 2021. The decrease is mainly attributable to the significant decrease of income from operations in the year ended December 31, 2021 as compared with the year 2020.

Comparison of Years Ended December 31, 2020 and December 31, 2019

	For the Years ended December 31,
				Percentage
	2020	2019	Change	Change
Revenues	$24,599,923	$23,834,129	$765,794	3.21%
Cost of revenues	(11,179,903)	(7,531,800)	(3,648,103)	48.44%
Gross profit	13,420,020	16,302,329	(2,882,309)	(17.68)%
Selling expenses	(480,368)	(928,680)	448,312	(48.27)%
General and administrative expenses	(2,488,320)	(4,860,189)	2,371,869	(48.80)%
Research and development	(246,923)	(1,031,204)	784,281	(76.05)%
Income from operations	10,204,409	9,482,256	722,153	7.62%
Other income, net	(483,588)	45,422	(529,010)	(1164.66)%
Provision for income taxes	(1,672,957)	(453,724)	(1,219,233)	268.72%
Net income	$8,047,864	$9,073,954	$(1,026,090)	(11.31)%

Revenues

Our revenues were derived from sales of interactive toys, animation and game series, mobile games and information service. Total revenues increased by $765,794 or 3.21%, to $24,599,923 for the year ended December 31, 2020 as compared to $23,834,129 for the year ended December 31, 2019. The overall increase is mainly due to the increase in the sales volume of the interactive toy - animation sales series,

Our revenue from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2020	2019	Change	(%)

Revenues
Interactive toys – animation series	$1,575,903	$160,672	$1,415,231	880.82%
Interactive toys – game series	16,131,115	21,152,258	(5,021,143)	(23.74)%
Mobile games	2,506,285	2,521,199	(14,914)	(0.59)%
Information service	4,386,620	—	4,386,620	100%
Total revenues	$24,599,923	$23,834,129	$765,794	3.21%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series decreased by $5.02 million or 23.74% from $21.15 million for the year ended December 31, 2019 to $16.13 million for the year ended December 31, 2020. Our business strategy still focused on higher profit products such as interactive toys - game series, which had a gross profit percentage of 65.88% in 2020, compared to interactive toys-animation series, which had a gross profit percentage of 15.49% in 2020. However, the revenues of interactive toys - game series were negatively affected by the COVID -19 in 2020. Interactive toys - game series focused on children, and children typically purchase the product when they were able to physically touch and play with the products. Due to COVID-19, the physical shopping has decreased significantly, which resulted in a decline in revenue.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series increased by $1,415,231 or 880.82% from $160,672 for the year ended December 31, 2019 to $1,575,903 for the year ended December 31, 2020. The revenue from education courseware sold to kindergartens significantly contributed to the increase in animation revenue in year 2020 by approximately 1,125.6% compared to the year ended December 31, 2019.

Mobile Games

Revenues from mobile games decreased by $0.01 million or 0.59% from $2.52 million for the year ended December 31, 2019 to $2.51 million for the year ended December 31, 2020. Mobile games is highly cyclical—each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing. As a majority of our mobile games are reaching a decline trend, the contribution to the revenue decreased compared to the previous year.

Information Services

Revenue from information service increased by $4,386,620 for the year ended December 31, 2020 as there was no revenue from this segment in the year ended December 31, 2019.

Cost of Revenues

Total cost of revenues increased by $3.65 million, or 48.44%, to $11.18 million for the year ended December 31, 2020 as compared to $7.5 million for the year ended December 31, 2019. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2020	2019	Change	(%)

Cost of revenues
Interactive toys - animation series	$1,331,731	$81,201	$1,250,530	1540.04%
Interactive toys - game series	5,503,184	7,160,508	(1,657,324)	(23.15)%
Mobile games	10,577	290,091	(279,514)	(96.35)%
Information service	4,334,411	—	4,334,411	100%
Total cost of revenues	$11,179,903	$7,531,800	$3,648,103	48.44%

Our cost of revenues from interactive toys - game series decreased by $1.66 million or 23.15% from $7.16 million for the year ended December 31, 2019 to $5.50 million for the year ended December 31, 2020. The decrease in cost of revenues from interactive toys - game series is due to the revenue decrease resulting from the decrease in purchasing resulting from COVID-19.

Our cost of revenues from interactive toys - animation series increased by $1.25 million or 1540.04% from $0.08 million for the year ended December 31, 2019 to $1.33 million for the year ended December 31, 2020. The main costs of interactive toys-animation series included software development cost amortization and manufacturing cost. The increase of cost was mainly due to the increase of sales volume, which leaded to the increase of manufacturing cost. The increase of sales volume leaded to the decrease of fixed amortization of single product which leaded to the gross profit increases.

Our cost of revenues from mobile games decreased by $279,514 or 96.35% from $290,091 for the year ended December 31, 2019 to $10,577 for the year ended December 31, 2020. The cost of revenue from mobile games decreased because the cost of the game was divided into two parts, amortization of related development costs and operating costs. Because most development costs have been amortized and operating costs were stable relative to game revenue, overall costs were down from 2020.

Our cost of revenue from information service increased by $4,334,411 for the year ended December 31, 2020 as there was no information service in the year ended December 31, 2019.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2020	2019	Change	(%)

Interactive toys - animation series
Gross profit	$244,172	$79,471	$164,701	207.25%
Gross margin	15.49%	49.46%	(33.97)%

Interactive toys - game series
Gross profit	$10,627,931	$13,991,750	$(3,363,819)	(24.04)%
Gross margin	65.88%	66.15%	(0.27)%

Mobile games
Gross profit	$2,495,708	$2,231,108	$264,600	11.86%
Gross margin	99.58%	88.49%	11.08%

Information service
Gross profit	$52,209	—	$52,209	100%
Gross margin	1.19%	—	1.19%

Total
Gross profit	$13,420,020	$16,302,329	$(2,882,309)	(17.68)%
Gross margin	54.55%	68.4%	(13.85)%

Our overall gross profit decreased by $2.88 million, or 17.68%, to a gross profit of $13.42 million for the year ended December 31, 2020 from gross profit of $16.3 million for the year ended December 31, 2019, which the gross profit percentage were 54.55% and 68.4%, respectively.

Gross profit percentage for our interactive toys - game series was 65.88% and 66.15% for the year ended December 31, 2020 and 2019, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys - game series business line, which contributed 65.57% of our total revenues for the year ended December 31, 2020 as compared to 88.75% for the year ended December 31, 2019. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2020, and ultimately to a decrease in the gross profit of interactive toys - game series, which was 24.04%.

Gross profit percentage for our interactive toys- animation series was 15.49% and 49.46% for the year ended December 31, 2020 and 2019, The gross profit ratio has declined because in our interactive toys - animation series sales channel, the gross profit ratio of e-commerce channels was higher than that of distribution channels. In 2020, e-commerce channels accounted for only 2% of interactive toy-animation series sales, leading to a decrease in the proportion of gross profit in 2020 compared to 2019.

Gross profit percentage for mobile games was 99.58% for the year ended December 31, 2020 compared to 88.49% for the year ended December 31, 2019. The increase was the result of most development costs have been amortized and operating costs were stable relative to game revenue, overall costs were down from 2020.

Operating Expenses

Total operating expenses decreased by $3.60 million or 52.85% from $6.82 million for the year ended December 31, 2019 to $3.22 million for the year ended December 31, 2020. The decrease was mainly attributable to a $0.45 million decrease in selling expenses, a $2.37 million decrease in general and administrative (“G&A”) expenses, and a $0.78 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2020 as compared to the year ended December 31, 2019.

The $2.37 million decrease in G&A expenses was mainly attributable to the professional expenses associated with our initial public offering last year, which decreased by $0.99 million.

The $0.78 million decrease in R&D expenses was mainly attributable to $0.6 million reduction of technical service fees. This decrease was primarily a result of the termination of a research and development contract for a smart preschool platform. In order to remain committed to the innovation, development and production of technologies, we have prepaid $4.2 million for R&D.

Other income, net

Total other income, net decreased by $529,010 or 1,164.66% from $45,422 for the year ended December 31, 2019 to $483,588 for the year ended December 31, 2020. The significant increase in total other income, net was due to increase in interest income and other income, which was mainly the result of interest from termination of time deposit.

Income tax expense

Our income tax expense amounted to $1,672,957 and $453,724 for the year ended December 31, 2020 and 2019, respectively. The $1,219,233 increase is due to concessional tax rate granted by the local government, Blue Hat Fujian obtained the “high-tech enterprise” tax status, resulted in its statutory income tax rate being 15% in both 2018 and 2019, which continued to apply in 2020. In addition, the Chinese tax authority granted Blue Hat Pingxiang a preferred rate on its enterprises income tax by using 10% of gross revenue as the tax basis to apply its 25% tax rate from 2018 to December 2019, which expired in 2020. Tax savings for the years ended December 31, 2020, 2019 and 2018 amounted to $1,115,176, $ 2,256,051, and $1,687,004, respectively.

Net income

Our net income decreased by 8.74% or $792,937 from $9,073,954 for the year ended December 31, 2019 to loss of $8,281,017 for the year ended December 31, 2020. Mainly due to the expiration of the preferential tax rate for Blue Hat Pingxiang discussed above.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of December 31, 2021, our working capital was $3.4 million and cash and cash equivalents amounted to $135,562. Our current assets were $21.70million and our current liabilities were $18.28 million with shareholders’ equity of $17.65 million as of December 31, 2021. We generated net loss of $60.05 million and net income of $8.28 million from our operations for the year ended December 31, 2021 and 2020 respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

The following were short-term bank loans the Company has obtained and repaid during the fiscal year 2019, 2020, 2021:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen, Juanjuan Cai	$766,295

Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	$459,777
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	$398,474
China Rich Finance Limited	May 2021	23% per annum for first monthly installment 12% per annum for 2-6 monthly installment	Guarantee by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd., and Xiaodong Chen	$2,998,944

In December 2019, we obtained a loan in the amount of $0.8 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. The loan was guarantee by Xiaodong Chen and Juanjuan Cai. The loan has been repaid in March 2021.

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

In November 2020, we obtained a loan in the amount of $3 million from China Rich Finance Limited with 23% per annum for the first monthly installment and 12% per annum for the monthly installments in months 2-6, to be due in May 2021. This loan is guaranteed by Blue Hat Fujian, Blue Hat Pingxiang, and Xiaodong Chen. As of December 31, 2021, the loan has been fully repaid.

In December 2019, we obtained a loan in the amount of $0.4 million from Industrial Bank Co. Ltd. with an annual interest rate of 5.88% to be due in December 2020. This loan is guaranteed by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai. The loan was repaid in February 2021.

As of December 31, 2021, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2021
Industrial Bank	October 2014	7.5%	Guarantee by 26 property rights	$860,915

The loan with Industrial bank was overdue, the case is under litigation, and the court has ordered the Company to repay the loan. Industrial bank has the right to receive the proceeds from the auction of the 26 properties.

As of December 31, 2021, the following were outstanding balances on our long-term bank loans:

		Interest	Collateral/	December 31,	December 31,
Institute name	Maturities	rate	Guarantee	2021	2020
Industrial Bank	February 2023	6.583%	Guarantee by	$517,590	$505,755
			14 property rights

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan, and Blue Hat Pingxiang, in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands, British Virgin Islands, and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the years ended December 31, 2021, 2020 and 2019:

	Years Ended December 31	Years Ended December 31,	Years Ended December 31
	2021	2020	2019

Net cash (used in) generated from operating activities	$(19,807,352)	$5,043,723	$12,309,246
Net cash used in investing activities	(4,498,355)	(10,761,890)	(19,111,780)
Net cash generated from financing activities	7,574,848	2,493,110	10,596,581
Effect of exchange rate change on cash, cash equivalents and restricted cash	1,113,717	3,547,033	(144,969)
Net change in cash, cash equivalents and restricted cash	$(15,617,142)	$321,976	$3,649,078

Cash flows from operating activities

Net cash used in operating activities was $19.81million for the year ended December 31, 2021 and was primarily attributable to (i) our net loss of $60.05 million, (ii) various non-cash items of $51.61 million, such as depreciation and amortization expense, provision for allowance for doubtful accounts, impairment of goodwill and intangible assets, and deferred income taxes benefit, (iii) a $1.9 million increase in account receivables - related party was result of transfer of intangible asset, (iv) $0.75 million increase in account payables, and (v) a $0.9 million increase in customer deposits. This cash outflow is offset by (i) a $2.58 million decrease in other payables and accrued liabilities, (ii) a $5.47 million decrease in taxes payable due to due to pay for previously tax, (iii) a $2.06 million decrease in other receivables, and (iv) a $5.68 million decrease in prepayments.

Net cash provided by operating activities was $5.04 million for the year ended December 31, 2020 and was primarily attributable to (i) our net income of $8.3 million, (ii) various non-cash items of $2.04 million, such as depreciation and amortization expense and provision for allowance for doubtful accounts, and deferred income taxes benefit, (iii) a $3.0 million increase in taxes payable due to the preferential tax rate of Blue Hat Pingxiang expired in 2020, which means this revenue will apply to higher income tax rate in Blue Hat Fujian and. This cash inflow is offset by (i) $3.15 million decrease in accounts receivable, (ii) $1.9 million decrease in account receivables- related party which was result of transfer of intangible asset, (iii) a $1.16 million decrease in other receivables, and (iv) $1.88 million decrease in other payables due to buying store.

Net cash provided by operating activities was $12 million for the year ended December 31, 2019 and was primarily attributable to (i) net income of $9.1 million, (ii) various non-cash items of $1.8 million, such as depreciation and amortization expense, and the provision for allowance for doubtful accounts, deferred income taxes expenses and loss on disposal of equipment, (iii) a $1 million increase in prepayment due to obtaining a better credit term with our suppliers, (iv) the $1.1 million decrease in accounts payable, as we generated more timely cash flow to repay our vendors, and (v) a $1.6 million increase in taxes payable, due to increased income and incurred value-added taxes. This cash inflow is offset by (i) a $2.8 million decrease in accounts receivables as we expanded our operations by providing more credit sales and (ii) a $3.2 million increase in other payables and accrued liabilities due to payables to a software development vendor and lessors, and the expenses of buying stores which property right of fixed assets has been acquired but not paid.

Cash flows from investing activities

Net cash used in investing activities was $4.5 million for the year ended December 31, 2021 and was primarily attributable to a $142,914 in purchases for property and equipment. This cash outflow is offset by $52,799 million in proceeds from disposal of intangible assets.

Net cash used in investing activities was $10.76million for the year ended December 31, 2020 and was primarily attributable to a $9.66 million purchase for intangible assets and $2.2 million in purchases for property and equipment. This cash outflow is offset by $0.9 million in proceeds from disposal of intangible assets.

Net cash used in investing activities was $19.1 million for the year ended December 31, 2019 and was primarily attributable to a prepayment of $1.0 million on intangible assets, purchase of property and equipment $2.2 million, purchase of intangible assets $3.4 million, and deposits for business acquisitions of $12.5 million.

Cash flows from financing activities

Net cash provided by financing activities was $7.57 million for the year ended December 31, 2021 and was a result of $12.8 million in proceeds from issuance of new shares and $0.16 million in proceeds from other payables-related party.

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

Capital Expenditures

In the years ended December 31, 2021, 2020 and 2019, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

C. Research and development, patents and licenses, etc.

Research and Development

 We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 35 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 13 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 22 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

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

Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of January 27, 2022, our intellectual property portfolio included 207 authorized patents, 14 applications for PCT international patents, 738 artistic copyrights,51 patents pending in various stages of the application process, 13 applications for PCT international patents, 90 registered trademarks and 91 software copyrights.

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

F. Tabular disclosure of contractual obligations

As of December 31, 2021, the future minimum payments under certain of our contractual obligations were as follows:

			Payments Due by Period
		Less than			More than
Contractual obligations	Total	1 year	1 3 years	3 5 years	5 years
Loan obligations	$860,915	$8,60,915	$—	$—	$—
Operating lease obligations	168,376	102,110	45,281	20,985	—
Other payables-related party	186,503	186,503	—	—	—
Long-term debt obligations*	517,590	—	517,590	—	—
Total	$1,733,384	$1,149,528	$562,871	$20,985	$—

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

Name	Age	Position
Xiaodong Chen	54	Chief Executive Officer and Director
Caifan He	49	Chief Financial Officer and Director
Jianyong Cai	60	Chief Technology Officer and Director
Qinyi Fu(1)	36	Independent Director
Jun Ouyang(1)(2)(3)	39	Independent Director
Huibin Shen(3)	49	Independent Director
Can Su(1)(2)	33	Independent Director

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

B . Compensation

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

Compensation of Director and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of approximately RMB 1,407,504 ($218,167) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2021.

Incentive Compensation

We do not maintain any cash incentive or bonus programs.

2021 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2021.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	$102,860 (RMB 663,600)	—	$102,860 (RMB 663,600)
Caifan He	$71,987 (RMB 464,424)	—	$71,987 (RMB 464,424)
Qinyi Fu	$10,000 (RMB 64,515)	—	$10,000 (RMB 64,515)
Jun Ouyang	$10,000 (RMB 64,515)	—	$10,000 (RMB 64,515)
Huibin Shen	$10,000 (RMB 64,515)	—	$10,000 (RMB 64,515)
Can Su	$10,000 (RMB 64,515)	—	$10,000 (RMB 64,515)

During the year ended December 31, 2021, Jianyong Cai did not receive any compensation.

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

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. You should refer to “Description of Share Capital and Governing Documents - Comparison of Cayman Islands Corporate Law and U.S. Corporate Law”, incorporated by reference as Exhibit 2.3 for additional information on the standard of corporate governance under Cayman Islands law.

Composition of our Board of Directors

Our board of directors currently consists of seven directors. Our board of directors has determined that each of Qinyi Fu, Jun Ouyang, Huibin Shen and Can Su is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors. Pursuant to our Amended and Restated Memorandum and Articles of Association, each director will serve until his/her successor is duly elected or appointed or his/her earlier resignation or removal.

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

Audit Committee

Qinyi Fu, Jun Ouyang and Can Su serve as members of the audit committee. Qinyi Fu serves as the chair of the audit committee. All of the audit committee members satisfy the independence requirements of the Nasdaq rules and the independence standards of Rule 10A-3 under the Exchange Act. Our board of directors has determined that Qinyi Fu possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC and Nasdaq. The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

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

D. Employees

As of December 31, 2021, we had 80 employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2021 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 53,823,831 ordinary shares outstanding as of December 31, 2021

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is 86-592-228-0081.

		Percentage
	Number of Shares	of Shares
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned
5% or Greater Shareholders:
Victory Hat Limited(1)	13,089,153	24.32%
Prosper Hat Limited(2)	6,373,227	11.84%

Directors and Executive Officers:
Xiaodong Chen(4)	13,089,153	24.32%
Caifan He(5)	1,004,950	1.87%
Jianyong Cai(6)	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
All current directors and executive officers as a group (7 persons)	14,094,103	26.19%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.
(2)
(2)	The registered address of Prosper Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Prosper Hat Limited and holds the voting and dispositive power over the ordinary shares held by Prosper Hat Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.
(4)
(3)	The registered address of Shaohong Holding Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Shaohong Chen is the owner of Shaohong Holding Limited and holds the voting and dispositive power over the ordinary shares held by Shaohong Holding Limited. Shaohong Chen is a shareholder of Blue Hat Fujian and is the sister of Xiaodong Chen.
(6)
(4)	Includes the 13,089,153 ordinary shares held by Victory Hat Limited and the 945,531 ordinary shares held by Beautiful Scenery Limited, a British Virgin Islands company, with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Juanjuan Cai, a director and shareholder of Blue Hat Fujian and the wife of Xiaodong Chen, is the owner of Beautiful Scenery Limited. Juanjuan Cai holds the voting and dispositive power over the ordinary shares held by Beautiful Scenery Limited.
(8)
(5)	Represents the 1,004,950 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.
(10)
(6)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

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

As of December 31, 2021, December 31, 2020 and December 31, 2019, we owed $32,244, $25,837, and $21,341, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen who paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. These amounts are included in the consolidated financial statements as related party payables. See Note 12 of the notes to the consolidated financial statements included elsewhere in this annual report. As of December 31, 2020, Fujian Zhongqing Shoulashou Educational Technical Ltd owned $2.5 million, which was included in the consolidated financial statement as account receivables- related party. See Note 15 of the note to the consolidated financial statements included elsewhere in this annual report.

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

Contractual Arrangements with our VIEs and their Shareholders

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and one of our non-United States subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower- tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-United States subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under

U.S. federal income tax law and accordingly, cannot be classified as lower-tier PFICs. However, non-United States subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-United States subsidiaries.

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

Distributions on our ordinary shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received’’ deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations. Dividends paid by a “qualified foreign corporation’’ to certain non-corporate U.S. Holders may be are eligible for taxation at a reduced capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121- day period beginning 60 days before the ex-dividend date) and certain other requirements are met. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends to its particular circumstances. However, if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year (see discussion above under “- Passive Foreign Investment Company Consequences’’), we will not be treated as a qualified foreign corporation, and therefore the reduced capital gains tax rate described above will not apply.

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

PRC

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with a “de facto management body” within the PRC is considered a PRC resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income as well as tax reporting obligations, if the company obtains a “high-tech enterprise” tax status, then its statutory income tax rate will be lowered to 15%. Under the Implementation Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2021. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended December 31, 2020 and December 31, 2021, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2021. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2021.

The annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2021.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for years ended December 31, 2020 and December 31, 2021 three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2021, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2021. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

	For the year ended
	December 31,
	2020	2021
Audit fees (1)	$144,000	$160,000
Audit-related fees (2)	—	—
Tax fees(3)	—	—
All Other Fees(4)	144,000	160,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	"All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 25, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to our Registration Statement on Form F- 1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
2.3	Description of Securities (incorporated herein by reference to the section titled ―“Description of Share Capital and Governing Documents”‖ in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement, dated as of November 13, 2018, between Xiamen Duwei Consulting Management Co., Ltd. and Fujian Blue Hat Interactive Entertainment Technology Ltd. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2 019)
4.2	Unofficial English Translation of Call Option Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd., and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.3	Unofficial English Translation of Equity Pledge Agreement, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd. and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Unofficial English Translation of Shareholders’ Powers of Attorney, dated as of November 13, 2018 (incorporated by reference to Exhibit 1 0.4 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4,2 019)
4.5	Unofficial English Translation of Irrevocable Commitment Letters, dated as of November 13, 2018 (incorporated by reference to Exhibit 1 0.5 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.7	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)

4.8	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.9	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.10	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.1 0 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.11	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Fujian Wei Ya Culture Communication Co., Ltd., dated as of July 6, 2017 (incorporated by reference to Exhibit 10.11 of our Registration Statement on form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.12	Unofficial English Translation of Customer Agreement between Fujian Blue Hat Interactive Entertainment Technology Ltd. and Dongguan Hou Jie Sheng Ping Toy Factory, dated as of June 8, 2017 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.13	Form of Underwriting Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on August 1, 2019).
4.14	Form of Securities Purchase Agreement dated July 8, 2020 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.15	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.16	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.17	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.18	Form of Shareholder Pledge Agreement (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.19	Form of Voting Agreement (incorporated by reference to Exhibit 99.6 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.20*	Bilingual Exclusive Business Cooperation Agreement (with English included) Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd.
4.21*	Bilingual Call Option Agreements (with English included), between shareholders of Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd.
4.22*	Bilingual Equity Pledge Agreement (with English included), between the shareholders of Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd.
4.23*	Bilingual Shareholders’ Powers of Attorney (with English included).
4.24*	Bilingual Irrevocable Commitment Letters.
4.25	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).
4.26	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.27	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.28	Form of Warrant issued to Purchasers (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.29	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.30	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).
8.1	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of JLKZ CPA LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
Xiaodang Chen
Date: May 16, 2022		Chief Executive Officer and Director

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the two years ended December 31, 2021 and 2020, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the two years ended December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

May 16, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2019, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Flushing, New York

May 11, 2020

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2021	2020
		(Restated)
ASSETS
Current assets:
Cash and cash equivalents	$135,562	$15,752,704
Inventories	108,623	90,769
Accounts receivable, net	16,679,694	15,873,498
Accounts receivables - related party	—	1,906,101
Other receivables, net	2,976,482	14,329,614
Prepayments, net	1,803,783	457,832
Assets related to discontinued operation	—	2,281,567
Total current assets	21,704,144	50,692,085
Non-current assets:
Operating lease, right-of-use asset	155,223	231,988
Prepayments	1,704,812	4,158,397
Property, plant and equipment, net	4,149,145	4,255,366
Intangible assets, net	6,916,107	14,252,575
Long-term investments	1,882,146	1,914,668
Deferred tax assets	—	119,127
Assets related to discontinued operation	—	67,054
Total non-current assets	14,807,433	24,999,175
Total assets	$36,511,577	$75,691,260

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$860,915	$4,623,540
Current maturities of long-term loans - third party	—	14,117
Taxes payable	3,287,640	6,574,325
Accounts payable	959,198	211,566
Other payables and accrued liabilities	11,389,737	1,746,260
Other payables - related party	186,503	25,837
Operating lease liabilities - current	97,054	242,046
Customer deposits	1,500,677	—
Convertible bonds payable	—	739,189
Liability related to discontinued operation	—	2,058,917
Total current liabilities	18,281,724	16,235,797
Non-current liabilities:
Operating lease liability	62,057	—
Long-term loans banks	517,590	505,755
Total other liabilities	579,647	505,755
Total liabilities	18,861,371	16,741,552
Shareholder’s equity
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 53,823,831 shares issued and outstanding as of December 31, 2021 38,553,694 shares issued and outstanding as of December 31, 2020,	53,824	38,554
Additional paid-in capital	36,281,992	23,466,482
Statutory reserves	2,143,252	2,204,174
Retained earnings	(25,748,542)	31,387,398
Accumulated other comprehensive loss	2,459,256	1,741,696
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	15,189,782	58,838,304
Non-controlling interests	2,460,424	111,404
Total Equity	17,650,206	58,949,708

Total liabilities and shareholders' equity	$36,511,577	$75,691,260

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
		(Restated)
Revenues	$15,155,074	$24,599,923	$23,834,129
Cost of revenue	(8,672,150)	(11,179,903)	(7,531,800)
Gross profit	6,482,924	13,420,020	16,302,329
Operating expenses:
Selling	(3,799,640)	(480,368)	(928,680)
Research and development	(13,169,157)	(246,923)	(1,031,204)
General and administrative expenses	(32,032,186)	(2,488,320)	(4,860,189)
Impairment loss	(18,439,524)	—	—
Total operating expenses	(67,440,507)	(3,215,611)	(6,820,073)

(Loss) Income from operations	(60,957,583)	10,204,409	9,482,256
Other income (expense)
Interest income	156,038	147,820	629
Interest expense	(398,963)	(439,607)	(171,938)
Other finance expenses	(66,233)	(82,311)	(4,415)
Other (expense) income, net	(143,763)	(109,490)	221,146
Total other income, net	(452,921)	(483,588)	45,422

Loss/income from Continuing Operations before income taxes	(61,410,504)	9,720,821	9,527,678
Provision for income taxes	(138,061)	(1,672,957)	(453,724)
Loss/ income from continuing operations	(61,548,565)	8,047,864	9,073,954

Discontinued Operations (Note 19)
Gain on disposal of discontinued operations	1,493,945	—	—
Income (loss) from discontinued operations	—	233,153	—

Net Income (Loss)	(60,054,620)	8,281,017	9,073,954
Less: Net income attributable to non-controlling interest	(2,918,680)	111,404	—

Net Income (Loss) attributable to Blue Hat Interactive
Entertainment Technology	(57,135,940)	8,169,613	—

Other comprehensive (loss) income
Net (loss)/ Income from continued operations	(61,548,565)	8,047,864	9,073,954
Foreign currency translation adjustment continued operation	717,560	3,220,363	(521,738)

Comprehensive income (loss) - continued operation	$(60,831,005)	$11,268,227	$8,552,216
Income (loss) from discontinued operation	1,493,945	233,153	—
Foreign currency translation adjustment - discontinued operation	—	—	—
Comprehensive income - discontinued operation	$1,493,945	$233,153	$—

Comprehensive income (loss)	$(59,337,060)	$11,501,380	$8,552,216

Less: Net (loss) income attributable to non-controlling interest	(2,918,680)	111,404	—

Comprehensive (loss) income attributable to Blue Hat Interactive Entertainment shareholders	(56,418,380)	11,389,976	8,552,216

Weighted average number of ordinary shares
Basic	50,537,272	38,553,694	35,141,114
Diluted	58,000,485	39,859,074	35,141,114

Earnings per share
Basic earnings per share from continued operation	$(1.16)	$0.21	$0.26
Basic earnings per share from discontinued operation	0.03	0.01	—

Diluted Earnings per share:
Diluted earnings per share from continued operation	$(1.01)	$0.20	$0.26
Diluted earnings per share from discontinued operation	0.03	0.01	—

*       Reclassification- certain reclassifications have been made to the financial statements for the year ended December 31, 2020 to conform to the presentation for the year ended December 31, 2021, with no effect on previously reported net income (loss).

The accompanying notes are an integral part of these consolidated ﬁnancial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive	Non- Controlling
	Shares	Par value	capital	reserve	Unrestricted	income	interest	Total

BALANCE, December 31, 2017	$33,000,000	$33,000	12,831,969	$913,739	$7,514,858	$517,197	$—	$21,810,763
Net income	—	—	—	—	7,919,408	—	—	7,919,408
Statutory reserves	—	—	—	264,693	(264,693)	—	—	—
Foreign currency translation	—	—	—	—	—	(1,474,126)	—	(1,474,126)
BALANCE, December 31, 2018	33,000,000	33,000	12,831,969	1,178,432	15,169,573	(956,929)	—	28,256,045
Issuance of ordinary shares upon initial public offering, net of issuance costs	2,000,000	2,000	7,415,077	—	—	—	—	7,417,077
Underwriter’s partial exercise of over-allotment option, net of issuance costs	141,114	141	524,803	—	—	—	—	524,944
Net income	—	—	—	—	9,073,954	—	—	9,073,954
Statutory reserves	—	—	—	111,333	(111,333)	—	—	—
Foreign currency translation	—	—	—	—	—	(521,738)	—	(521,738)
BALANCE, December 31, 2019	35,141,114	35,141	20,771,849	1,289,765	24,132,194	(1,478,667)	—	44,750,282
Capital contribution	3,162,580	3,163	2,407,133	—	—	—	—	2,410,296
Share based payment service	250,000	250	287,500	—	—	—	—	287,750
Net income from continuing operation	—	—	—	—	8,047,864	—	—	8,124,736
Net income from discontinued operation	—	—	—	—	121,749	—	111,404	233,153
Statutory reserves	—	—	—	914,409	(914,409)	—		—
Foreign currency translation	—	—	—	—	—	3,220,363	—	3,220,363
BALANCE, December 31, 2020	$38,553,694	$38,554	$23,466,482	$2,204,174	$31,387,398	$1,741,696	$111,404	$58,949,708

Issuance of common stock - cash	13,450,000	13,450	11,903,355	—	—	—	—	11,916,805
Issuance of common stock for conversion of debt	1,570,137	1,570	756,580	—	—	—	—	758,150
Share based payment service	250,000	250	155,575	—	—	—	—	155,825
Net loss from continued operation	—	—	—	—	(58,629,885)	—	(2,918,680)	(61,548,565)
Net income from discontinued operation	—	—	—	—	1,493,945	—	—	1,493,945
Statutory reserves	—	—	—	—	—	—	—	—
Acquisition of Fresh Joy	—	—	—	—	—	—	5,379,104	5,379,104
Disposition of Discontinue operation	—	—	—	(60,922)	—	—	(111,404)	(172,326)

Foreign currency translation	—	—	—	—	—	717,560	—	717,560

BALANCE, December 31, 2021	53,823,831	$53,824	$36,281,992	$2,143,252	$(25,748,542)	$2,459,256	$2,460,424	$17,650,206

The accompanying notes are an integral part of these consolidated ﬁnancial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(60,054,620)	$8,281,017	$9,073,954
Net income from discontinued operation	1,493,945	233,153	—
Net (loss) from continuing operation	(61,548,565)	8,047,864	9,073,954
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	411,020	268,233	100,474
Amortization of intangible assets	3,451,000	740,641	821,203
Impairment of goodwill	3,806,593	—	—
Impairment of intangible assets	14,632,931	—	—
Provision for doubtful accounts	29,048,252	972,671	921,904
Deferred income taxes	255,673	63,107	(48,710)
Changes in operating assets and liabilities:
Accounts receivable	(42,080)	(3,151,363)	(2,772,546)
Accounts receivables related party	1,906,101	(1,906,101)	—
Other receivables	(2,058,397)	(1,159,776)	(642,904)
Other receivables - related party	—	—	12,008
Inventories	(41,460)	34,495	145,890
Prepayments	(5,682,689)	58,441	1,044,280
Operating lease assets	(15,185)	—	—
Prepaid expense	—	—	(13,580)
Accounts payable	746,840	(82,419)	(1,102,260)
Other payables and accrued liabilities	(2,584,323)	(1,882,550)	3,215,946
Customer deposits	901,749	—	(76,098)
Taxes payable	(5,472,210)	3,049,172	1,629,685
Net cash (used in) generated from operating activities - continued operation	(22,284,750)	5,052,415	12,309,246
Net cash (used in) generated from operating activities - discontinued operation	2,477,398	(8,692)	—
CASH FLOWS FROM INVESTING ACTIVITIES:
Deposits for business acquisitions	—	—	(12,470,811)
Purchases of property and equipment	(142,914)	(2,207,894)	(2,218,838)
Proceeds from disposal of equipment	52,799	11,285	—
Prepayments for intangible assets	—	240,157	(1,018,127)
Purchase of intangible assets	(16,385,451)	(9,657,844)	(3,404,004)
Proceeds from disposal of intangible assets	12,985,106	852,406	—
Disposal of a subsidiary	(866,075)	—	—
Acquisition of subsidiaries, net of cash received	(141,820)	—	—
Payments on long-term investments	—	—	—
Net cash from investing activities	(4,498,355)	(10,761,890)	(19,111,780)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering, net of issuance costs	—	—	7,417,077
Proceeds from issuance of new shares	12,830,780	2,698,046	524,944
Proceeds from issue of convertible bonds	—	739,189	—
Repayment of convertible bonds	(739,189)	—	—
Proceeds (Repayment) from other payables - related party	160,666	—	(40,634)
Repayments of related party loan	(14,117)	—	—
Repayments of short-term loans - banks	(4,663,292)	(4,349,339)	(3,118,473)
Short-term loans - banks	—	3,477,422	5,888,837
Repayments of long-term loans - third party	—	(72,208)	(75,170)
Net cash generated from financing activities	7,574,848	2,493,110	10,596,581
EFFECT OF EXCHANGE RATES ON CASH	1,113,717	3,547,033	(144,969)
NET CHANGES IN CASH AND CASH EQUIVALENTS	(15,617,142)	321,976	3,649,078
CASH AND CASH EQUIVALENTS, beginning of year	15,752,704	15,478,587	11,829,509
CASH AND CASH EQUIVALENTS, end of year	$135,562	$15,800,563	$15,478,587

Less: cash and cash equivalents from the discontinued operations, end of year	—	47,859	—
CASH AND CASH EQUIVALENTS, FROM THE CONTINUING OPERATIONS, end of year	$135,562	$15,752,704	$15,478,587

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$135,562	$15,752,704	$10,478,587
Restricted cash	—	—	5,000,000
CASH AND CASH EQUIVALENTS, end of year	$135,562	$15,752,704	$15,478,587

Provision for doubtful trade receivables	$5,747,069	$909,223	$842,179
Provision for doubtful other receivables	13,471,554	12,691	13,680
Provision for doubtful prepayments	9,803,067	50,757	66,045
Allowance for inventory	26,561	—	—
Provision for doubtful accounts	$29,048,251	$972,671	$921,904

Cash paid for income tax	$1,529,850	$779,459	$119,243

Cash paid for interest	$398,963	$439,607	$171,938

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$155,223	$231,988	$679,850

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$97,054	$242,046	$685,511

The accompanying notes are an integral part of these consolidated ﬁnancial statements.

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

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”) and Fujian Blue Hat Group Co., Ltd (“Blue Hat Group”) which was established on August 23, 2021 under the laws of the PRC.

The Company, through its variable interest entity (“VIE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”), a PRC company, and through its wholly owned subsidiaries, including Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) a PRC company, engages in designing, producing, promoting and selling interactive toys with mobile games features, online interactive educational program, original intellectual property and peripheral derivatives features worldwide.

On September 10, 2018, the Company established its wholly owned subsidiary, Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), a PRC company. Blue Hat Pingxiang also engages in designing, producing, promoting and selling interactive toys with mobile games features, original intellectual property and peripheral derivatives features worldwide.

On February 2021, the Blue Hat WFOE acquired additional 51.5% of Fujian Youth Hand in Hand Educational Technology Co., Ltd (“Fujian Youth”), and Fujian Youth is owned 48.5% by Blue Hat Fujian. On March 24 2021, a wholly owned subsidiary Fuzhou Qiande Educational Technology Co., Ltd (“Qiande”), a PRC company, was established under Fujian Youth.

On February 20, 2021 and June 29, 2021, the Company established its wholly owned subsidiaries, Xiamen Bluehat Research Institution of Education Co., Ltd (“Bluehat Research”) and Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”), each a PRC company. On November 15, 2021, the Company deregistered Shenyang Qimengxing Trading Co., Ltd.

During 2021, the Company disposed Xunpusen (Xiamen) Technology Co., Ltd (“Xunpusen”), and Xiamen Jiuqiao Technology Co., Ltd (“Jiuqiao”).

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

1. organization and principal activities - continue

On January 25, 2021, Blue Hat Cayman acquired 100% equity interest of Fresh Joy Entertainment Limited (“Fresh Joy”) which was established on January 7, 2020, a limited company established under the laws of the Cayman Islands through its affiliated Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”) which was established in Hong Kong on August 18, 2020. Xinyou Entertainment is also a holding company holds all the equity of Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”) which was a PRC company established on September 29, 2020. Xinyou Technology signed a series of VIE agreements with its fully owned Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”), a PRC company established on December 6, 2019, and Fujian Roar Game holds 51% equity of Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and 100% equity of Fuzhou UC71 Co., Ltd (“Fuzhou UC71”), each a PRC company established on August 5, 2011, and October 25, 2016 respectively.

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

The accompanying consolidated financial statements reflect the activities of Blue Hat Cayman and each of the following entities:

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”). ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company.	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Blue Hat Group Co. Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021. ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fujian Blue Hat Interactive Entertainment Technology Ltd.	● A PRC limited liability company ● Incorporated on January 7, 2010 ● Registered capital of $4,697,526 (RMB 31,054,000). ● Designing, producing, promoting and selling animated toys with mobile	VIE of Xiamen Duwei Consulting Management Co., Ltd

1. organization and principal activities - continue

Fujian Youth Hand in Hand Educational Technology Co., Ltd.

●     A PRC limited liability company, acquired on February 2021.

●     Incorporated on September 18, 2017

●     Registered capital of $3,106,214 (RMB 20,100,000)

●     Educational consulting service and sports related.

51.5% owned by Xiamen Duwei Consulting Management Co., Ltd. 48.5% owned by Fujian Blue Hat Interactive Technology Co., Ltd.

Engaomei Animation Culture Development Co., Ltd.

●     A PRC limited liability company

●     Incorporated on October 19, 2017

●     Registered capital of $302,540 (RMB 2,000,000)

●     Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Technology Co., Ltd.

Pingxiang Blue Hat Technology Co. Ltd.	● A PRC limited liability company ● Incorporated on September 10, 2018 ● Registered capital of $302,540 (RMB 2,000,000) ● Designing, producing, promoting and selling animated toys with mobile	100% owned by Fujian Blue Hat Interactive Technology Ltd.

Xiamen Bluehat Research Institution of Education Co., Ltd	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Fujian Blue Hat Interactive Technology Ltd.

Fujian Lanyun Canghai Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 29, 2021 ● Software development, promoting and selling of toys and stationery	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd

Fuzhou Qiande Educational Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd.

Fresh Joy Entertainment Ltd	● A British Virgin Islands company, acquired on January 25, 2021 ● Incorporated on January 7, 2020 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Hong Kong Xinyou Entertainment Company	● A Hong Kong company, acquired on January 25, 2021 ● Incorporated on August 18, 2020 ● A holding company	100% owned by Fresh Joy Entertainment Ltd

Fujian Xinyou Technology Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”), acquired on January 25, 2021 ● Incorporated on September 29, 2020 ● A holding company	100% owned by Hong Kong Xinyou Entertainment Limited.

Fujian Roar Game Technology Co. Ltd.	● A PRC limited liability company, acquired on January 25, 2021 ● Incorporated on December 6, 2019 ● Designing, producing, promoting and selling animated toys with mobile	VIE of Fujian Xinyou Technology Co., Ltd.

Fuzhou UC71 Co., Ltd.	● A PRC limited liability company ● Incorporated on October 25, 2016 ● Registered capital of $1,854,456 (RMB 12,000,000) ● Software development, Information technology consulting service	100% owned by Fujian Roar Game Technology Co., Ltd

Fuzhou CSFCTECH Co. Ltd.

●      A PRC limited liability company, acquired on January 25, 2021

●      Incorporated on August 5, 2011

●      Registered capital of $3,001,159 (RMB 20,000,000)

●      Software development, animation design and web design

51% owned by Fujian Roar Game Technology Co., Ltd .

1. organization and principal activities - continue

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian and Fujian Roar Game are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable commitment letters (collectively the “Contractual Arrangements”).

The significant terms of the Contractual Arrangements are as follows:

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreement between variables interest entities, including Blue Hat WFOE and Blue Hat Fujian, Fresh Joy and Fujian Roar, variable interest entities equity holders has the exclusive right to provide our wholly owned entities with technical support services, consulting services and other services, including technical support, technical assistance, technical consulting, and professional training necessary for our wholly owned entities’ operation, network support, database support, software services, business management consulting, grant use rights of intellectual property rights, lease hardware and device, provide system integration service, research and development of software and system maintenance, provide labor support and to develop the related technologies based on wholly owned entities’ needs. In exchange, variable interest entities equity holders are entitled to a service fee that equals to all of the consolidated net income after offsetting previous year’s loss (if any) of wholly owned entity. The service fee may be adjusted by variable interest entity equity holders based on the actual scope of services rendered by variable interest entities equity holders and the operational needs and expanding demands of our wholly owned entities.

Pursuant to the exclusive business cooperation agreement, variable interest entities equity holders have the unilateral right to adjust the service fee at any time, and our wholly owned entities have no right to adjust the service fee. We believe that such conditions under which the service fee may be adjusted will be primarily based on the needs of our wholly owned entities to operate and develop its business in the augmented reality market. For example, if wholly owned entities need to expand its business, increase research input or consummate mergers or acquisitions in the future, variable interest entities equity holders have the right to decrease the amount of the service fee, which would allow our wholly owned entities to have additional capital to operate and develop its business in the augmented reality market.

The exclusive business cooperation agreement remains effective for 10 years, and shall be automatically renewed for one year at the expiration date of the validity term. However, variable interest entity equity holders have the right to terminate this agreement upon giving 30 days’ prior written notice to wholly owned entity at any time.

Call Option Agreements

Pursuant to the call option agreements, among variable interest entities equity holders, our wholly owned entities and the shareholders who collectively owned all of the wholly owned subsidiaries, such shareholders jointly and severally grant variable interest entities equity holders an option to purchase their equity interests in our wholly owned entities. The purchase price shall be the lowest price then permitted under applicable PRC laws. Variable interest entities equity holders or the designated person may exercise such option at any time to purchase all or part of the equity interests in wholly owned entity until they have acquired all equity interests of our wholly owned entity, which is irrevocable during the term of the agreements.

1. organization and principal activities - continued

The call option agreements remain in effect until November 13, 2028 and December 2030 for Blue Hat Fujian and Fujian Roar Game respectively, and shall be automatically renewed for one year at the expiration date of the validity term. However, variable interest entity equities holders have the right to terminate these agreements upon giving 30 days’ prior written notice to our wholly owned entities at any time.

Equity Pledge Agreements

Pursuant to the equity pledge agreement, among variable interest entities equity holders, our wholly owned entities, and the shareholders who collectively owned all of our wholly owned entities, such shareholders pledge all of the equity interests in our wholly owned entities to variable interest entities equity holders as collateral to secure the obligations of our wholly owned entities under the exclusive business cooperation agreements and call option agreements. These shareholders are prohibited from transferring the pledged equity interests without the prior consent of variable interest entities equity holders unless transferring the equity interests to Blue Hat WFOE, Fresh Joy or its designated person in accordance to the call option agreements.

The equity pledge agreements shall come into force the date on which the pledged interests is recorded, under our wholly owned entity register of shareholders and is registered with competent administration for industry and commerce of our wholly owned subsidiary until all of the liabilities and debts to variable interest entities equity holders have been fulfilled completely by our wholly owned entity. Our wholly owned entities and the shareholders who collectively owned all of our wholly owned entities shall not terminate these agreements in any circumstance for any reason. However, variable interest entities equity holders have the right to terminate these agreements upon giving 30 days’ prior written notice to our wholly owned entities at any time.

Shareholders’ Powers of Attorney (“POAs”)

Pursuant to the shareholders’ POAs, the shareholders of our wholly owned entity give variable interest entities equity holders an irrevocable proxy to act on their behalf on all matters pertaining to our wholly owned entities and to exercise all of their rights as shareholders of our wholly owned entities, including the right to attend shareholders meeting, to exercise voting rights and all of the other rights, and to sign transfer documents and any other documents in relation to the fulfillment of the obligations under the call option agreements and the equity pledge agreements. The shareholders’ POAs shall remain in effect while the shareholders of our wholly owned entities hold the equity interests in our wholly owned entities.

Irrevocable Commitment Letters

Pursuant to the irrevocable commitment letters, the shareholders of our wholly owned entities commit that their spouses or inheritors have no right to claim any rights or interest in relation to the shares that they hold in our wholly owned entities and have no right to impose any impact on the daily managing duties of our wholly owned entities, and commit that if any event which refrains them from exercising shareholders’ rights as a registered shareholder, such as death, incapacity, divorce or any other event, could happen to them, the shareholders of our wholly owned entity will take corresponding measures to guarantee the rights of other registered shareholders and the performance of the Contractual Arrangements. The letters are irrevocable and shall not be withdrawn without the consent of variable interest entity equities holders.

Based on the foregoing contractual arrangements, which grant variable interest entity equity holders effective control of our wholly owned entity and enable variable interest entity equity holders to receive all of their expected residual returns, the Company accounts for Blue Hat Fujian and Fujian Roar Game as VIE. Accordingly, the Company consolidates the accounts of Blue Hat Fujian and Fujian Roar Game for the periods presented herein, in accordance with Regulation S-X-3A-02 promulgated by the Securities Exchange Commission (“SEC”), and Accounting Standards Codification (“ASC”) 810-10, Consolidation.

2. Summary of Significant Accounting Policies and Practices

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the SEC.

Discontinued operations

On September 30, 2021, the Company entered into a share transfer agreement with a third party to sell Xunpusen (Xiamen) Technology Co., Ltd., pursuant to the terms of the Agreement, the buyer purchased 100% of the Company’s ownership of Xunpusen and 100% owned subsidiary Xingjuyun (Xiamen) Technology Co., Ltd. for a total price of $1,333,023, resulting in a gain on disposal of $683,688.

On December 20, 2021, the Company sold 100% of the ownership of Xiamen Jiuqiao Technology Co., Ltd., and 100% owned subsidiaries to a third party for a total price of $8,368,930, resulting in a gain on disposal of $811,269.

On November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered, resulting in a loss on disposal of $1,012.

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

Discontinued Operations

On September 30, 2021, the Company entered into a share transfer agreement with a third party to sell Xunpusen (Xiamen) Technology Co., Ltd., pursuant to the terms of the Agreement, the buyer purchased 100% of the Company’s ownership of Xunpusen and 100% owned subsidiary Xingjuyun (Xiamen) Technology Co., Ltd. for a total price of $1,333,023.

On December 20, 2021, the Company sold 100% of the ownership of Xiamen Jiuqiao Technology Co., Ltd., and 100% owned subsidiaries to a third party for a total price of $8,368,930, and on November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered.

2. Summary of Significant Accounting Policies and Practices - continued

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $2,459,256, $1,741,696 and $(1,478,667) as of December 31, 2021, 2020 and 2019, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2021, 2020 and 2019 were translated at 6.38RMB, 6.52 RMB and 6.98 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2021, 2020 and 2019 were 6.45 RMB, 6.90 RMB and 6.89 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2021 and 2020, allowance for the doubtful accounts was $6,394,429 and $565,793, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2021 and 2020, allowance for the doubtful accounts was $13,665,255 and $32,937, respectively.

2. Summary of Significant Accounting Policies and Practices - continued

Inventories

Inventories are comprised of finished goods and are stated at the lower of cost or net realizable value using the weighted average method. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2021 and 2020, allowance for the doubtful accounts was $1,487,210 and $147,631, respectively.

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

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

2. Summary of Significant Accounting Policies and Practices - continued

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

Business Combinations

The Company applies the provisions of ASC 805, Business Combination and allocates the fair value of purchases consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of the assets acquired and liabilities assumed, management makes significant estimates and assumptions, especially with respect to intangible assets, including but not limited to future expected cash flows from acquired technology and acquired trademarks and user base from a market participant perspective, useful lives and discount rates.

2. Summary of Significant Accounting Policies and Practices - continued

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment if events or changes in circumstances indicate that it might be impaired. The company assessed qualitative factors to determine if it is necessary to perform quantitative assessment. In the qualitative assessment, the company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance, and other specific information related to the operations, business plans and strategies including consideration of the impact of the COVID-19 pandemic.

Impairment for long-lived assets other

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2021, 2020 and 2019, impairment for long-lived assets was $14,632,931, $0 and $0 respectively.

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

Long-term investments - continued

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2021, 2020 and 2019.

2. Summary of Significant Accounting Policies and Practices - continued

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

2. Summary of Significant Accounting Policies and Practices - continued

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

2. Summary of Significant Accounting Policies and Practices - continued

Revenue recognition - continued

Mobile games – continued

Communication service - continued

SMS agency service and mobile recharge service provide customer services through the company’s platform; and IDC service which providing broadband, IP and others for customers’ router equipment. The sales revenue will be recognized after the customer confirms the statement generated from the platform. The premise is: the customer has no uncertainty in the acceptance, the sales price is fixed and determinable when contracted, and the retrievability is also reasonably guaranteed.

Information service

This is a service which provides products and technical services to customers generating from third-party media channels (such as WeChat official accounts, mini programs, APP, Tik Tok, Toutiao, Quick Worker, etc.), as well as commissioned development services for interactive marketing tools, company then charged according to the information services that contracted with the customers.

The sales revenue of the information service fee is recognized after the customer confirms the service provided is correct. The premise is: the customer has no uncertainty in the acceptance, the sales price is fixed and determinable when contracted, and the retrievability is also reasonably guaranteed.

Shipping and handling

Shipping and handling costs amounted to $25,892, $38,025 and $125,640 for the years ended December 31, 2021, 2020 and 2019, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $3,494,507, $2,763 and $31,176 for the years ended December 31, 2021, 2020 and 2019, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Total government subsidies amounted to $99,948, $28,623 and $221,467 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

2. Summary of Significant Accounting Policies and Practices - continued

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 7,463,213 and 1,305,380 for the years ended December 31, 2021 and 2020.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $104,287 $ 23,235 and $81,118 for the years ended December 31, 2021, 2020 and 2019, respectively.

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

3. VARIABLE INTEREST ENTITY (“VIE”)

On November 13, 2018, Blue Hat WFOE entered into Contractual Arrangements with Blue Hat Fujian, and December 2020, Xinyou Technology entered into Contractual Arrangements with Fujian Roar. The significant terms of these Contractual Arrangements are summarized in “Note 1 - Nature of business and organization” above. As a result, the Company classifies Blue Hat Fujian and Fujian Roar Game as VIEs which should be consolidated based on the structure as described in Note 1.

A VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. The variable interest entity equity holders are deemed to have a controlling financial interest and be the primary beneficiary of our wholly owned entity because they have both of the following characteristics:

The power to direct activities at wholly owned entity that most significantly impact such entity’s economic performance, and

The right to receive benefits from wholly owned entity that could potentially be significant to such entity.

Pursuant to the Contractual Arrangements, our wholly owned entity pays service fees equal to all of its net income to variable interest entity equity holders. The Contractual Arrangements are designed so that our wholly owned entity operates for the benefit of the variable interest entity equity holders and ultimately, the Company.

Accordingly, the account of our wholly owned entity is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements. The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31,	December 31,
	2021	2020

Current assets	$6,702,528	$46,208,525
Property and equipment, net	211,924	112,745
Other non-current assets	10,672,824	20,557,626
Asset related to discontinued operation	—	2,348,621
Total assets	17,587,276	69,227,517
Total liabilities	(10,825,262)	(12,733,930)
Net assets	$6,762,014	$56,493,587

3. VARIABLE INTEREST ENTITY (“VIE”) - continued

	December 31,	December 31,
	2021	2020
Current liabilities:
Short-term loans - banks	$860,915	$1,624,547
Current maturities of long-term loans third party	—	14,117
Accounts payable	959,198	211,566
Other payables and accrued liabilities	3,328,862	1,480,127
Other payables related party	211,271	22,529
Operating lease liability - current	97,052	242,046
Customer deposits	1,500,677	—
Taxes payable	3,287,640	6,574,326
Liabilities related to discontinued operation	—	2,058,917
Total current liabilities	10,245,615	12,228,175
Operating lease liabilities	62,057	—
Long-term loans - third party	517,590	505,755
Total liabilities	$10,825,262	$12,733,930

The summarized operating results of the VIEs are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Revenues	$15,155,074	$24,599,923	$23,834,129
Gross profit	$(6,482,924)	$13,420,020	$16,302,329
(Loss) Income from operations	$(55,966,045)	$11,511,579	$11,153,956
Net (Loss) income from continuing operation	$(55,453,545)	$9,548,866	$10,747,395
Net income from discontinued operation	$833,876	$233,153	—
Non-controlling interest from continuing operation	$(2,918,680)	—	—
Non-controlling interest from discontinued operation	—	$111,404	—
Net income attributable to VIE’s	$(51,700,989)	$9,670,615	$10,747,395

 4. Acquisitions

During 2021, the Company completes acquisitions of Fresh Joy Entertainment Limited (“Fresh Joy”) and Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”). The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

Acquisition of Fresh Joy

On January 25, 2021, Blue Hat Cayman entered into an acquisition pursuant to which it acquired 100% entity interest of Fresh Joy for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% paid in cash and the other half paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets. Through its affiliated Xinyou Entertainment and Xinyou Technology, signed a series of VIE agreements with Fujian Roar Game It holds 51% equity of Fuzhou Csfctech Co., Ltd and 100% equity of Fuzhou UC71 Co., Ltd (the “Fresh Joy Group”).

Performance target for Fuzhou CSFC net profit is $2.2 million, $3.67 million and $5.88 million to be achieved for each year ending December 31, 2020, 2021 and 2022 respectively.

Up to reporting date, the Company has paid $0 to Fresh Joy. The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Fresh Joy Group:

4. Acquisitions - continued

Acquisition of Fresh Joy - continued

Accounts receivables	$6,432,414
Other receivables	49,704
Prepayments, net	1,797,617
Right-of-use assets	91,513
Property, plant and equipment, net	148,095
Intangible assets	6,876,455
Deferred tax assets	136,546
Total assets acquired	$15,532,344
Accrued expenses and other payables	2,462,953
Taxes payable	2,185,779
Customer deposits	597,380
Short term loans, bank	849,959
Operating lease liability	96,131
Total Liabilities	$6,192,202
Net identifiable assets acquired	9,340,142
Less: Non-controlling interest	5,379,104
Add: Goodwill	3,792,056
Total purchase price for acquisition net of $20,506 of cash	$7,753,094

The Company has included the operating results of Fresh Joy Group in our consolidated financial statements since the Acquisition Date.

Acquisition of Fujian Youth Hand in Hand Educational Technology Co., Ltd

On September 18, 2017, Blue Hat Fujian formed a joint venture, contributing a 48.5% equity interest in Fujian Youth. Subsequently in January, 2021, the Company entered into a contract with a third party to acquire the rest of 51.5% equity of Fujian Youth with purchase consideration in aggregate was $163,270.

The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Fujian Youth:

Accounts receivables	$78,772
Other receivables	10,321
Inventories	2,955
Prepayments	1,215,130
Property, plant and equipment, net	153
Intangible assets, net	910,284
Total assets acquired	$2,217,615
Accrued expenses and other payables	1,993,335
Total Liabilities	1,993,335
Net identifiable assets acquired	224,280
Less: 48.5% owned by Blue Hat Interactive Entertainment Technology	75,547
Add: Goodwill	14,537
Total purchase price for acquisition net of $944 of cash	$163,270

The Company has included the operating results of Fujian Youth in our consolidated financial statements since the Acquisition Date.

5. Accounts receivable, net

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2021	2020
Accounts receivable	$23,074,123	$16,439,291
Allowance for doubtful accounts	(6,394,429)	(565,793)
Total accounts receivable, net	$16,679,694	$15,873,498

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$565,793	$1,467,374
(Write-off)/Addition	5,747,069	(909,223)
Exchange rate effect	81,567	7,642
Ending balance	$6,394,429	$565,793

6. Other receivables, net

Other receivables consist of the following:

	December 31,	December 31,
	2021	2020

Deposit for business acquisitions	$13,485,383	$13,177,023
Deposit for set-up of research center	94,107	91,955
Others	3,062,247	1,093,573
Allowance for doubtful accounts	(13,665,255)	(32,937)
Total other receivables, net	$2,976,482	$14,329,614

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$32,937	$42,676
Addition/(Write-off)	13,471,554	(12,691)
Exchange rate effect	160,764	2,952
Ending balance	$13,665,255	$32,937

The Company acquired Fuzhou CSFC subject to customary conditions; it signed a three party agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of December 31, 2021, the Company paid a refundable deposit of $6,546,537 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2021 the Company paid a refundable deposit of $6,938,846 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2021, the Company paid $94,107 to Zhongrun as a refundable deposit for preliminary costs.

7. Prepayments, net

Prepayments, net consist of the following:

	December 31,	December 31,
	2021	2020

Prepayments - current	$3,290,993	$605,463
Prepayments - non-current	10,288,302	4,158,397
Allowance for doubtful accounts - current	(1,487,210)	(147,631)
Allowance for doubtful accounts -non-current	(8,583,490)	—
Total prepayments, net	$3,508,595	$4,616,229

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$147,631	$188,264
Addition	9,803,067	(50,757)
Exchange rate effect	120,002	10,124
Ending balance	$10,070,700	$147,631

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

Operating lease expense for the years ended December 31, 2021, 2020 and 2019 was $402,416, $538,427 and $408,410, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2021
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$155,223

Current operating lease liabilities	Operating lease liabilities - current	$97,054
Noncurrent operating lease liabilities	Operating lease liabilities	62,057

Total operating lease liabilities		$159,111

Weighted average remaining lease term (in years):
Operating leases		1.04

Weighted discount rate:
Operating leases		4.75%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2022	$102,110
2023	30,353
2024	14,928
2025	15,674
2026	5,311
Total	$168,376
Less: amount representing interest	9,265
Present value of future minimum lease payments	159,111
Less: Current obligations	97,054
Long-term obligations	$62,057

As of December 31, 2021 and 2020, the Company has additional operating lease commitments that have not yet commenced of approximately $0 and $25,748.

9. Property and equipment, net

Property and equipment consist of the following:

	December 31,	December 31,
	2021	2020
Building	$4,322,359	$4,322,359
Electronic devices	674,497	166,962
Office equipment, fixtures and furniture	71,865	77,498
Vehicle	237,705	232,269
Subtotal	5,306,426	4,799,088
Less: accumulated depreciation and amortization	(1,157,281)	(543,722)
Total	$4,149,145	$4,255,366

The depreciation expenses for the years ended December 31, 2021, 2020 and 2019 was $411,020, $ 268,233 and $100,474, respectively.

10. Intangible assets, net

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2021	2020

Patents	$1,378,836	$1,347,307
Licensed software	28,270,157	5,610,459
Software development costs	129,051	9,412,638
Less: accumulated amortization	(8,229,006)	(2,117,829)
Less: impairment	(14,632,931)	—
Intangible assets, net	$6,916,107	$14,252,575

Amortization expenses for the years ended December 31, 2021, 2020 and 2019 amounted to $3,451,000, $740,641 and $821,203, respectively. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2021, it recorded $14,632,931 impairment loss.

The estimated amortization is as follows:

For the year ended December 31	Estimated amortization expense
2022	$1,371,468
2023	1,371,468
2024	1,371,468
2025	1,371,468
2026	1,371,468
Thereafter	58,767
Total	$6,916,107

11. Long-term investments

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2021, 2020 and 2019, the carrying value of cost method investment in Xiamen Blue Wave was $1,882,146, $1,839,109 and $1,720,134 respectively.

Equity method investments

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

As the Company has significant influence over the investee through its representation on the board, the Company accounted for the investment in Renchao Huyu as equity method investment. As of December 31, 2021 and 2020, no investment has been contributed in Renchao Huyu.

No impairment loss was recognized for the long-term investments for the years ended December 31, 2021, 2020 and 2019.

12. Credit facilities

Short term loans — banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ December 31,		December 31,
name	Maturities	rate	Guarantee	2021	2020
Industrial Bank	October 2014*	7.5%	Guarantee by 26 property rights	$860,915	$—
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen and Juanjuan Cai	—	766,295
Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	—	459,777
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	—	398,474
China Rich Finance Limited	May 2021	23% per annum for first monthly instalment; 12% per annum for 2-6 monthly instalment	Guarantee by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd. and Xiaodong Chen	—	2,998,994

Total				$860,915	$4,623,540

*	The loan with Industrial bank was overdue, the case is under litigation, and the court has ordered the Company to repay the loan. Industrial bank has the right to receive the proceeds from the auction of the 26 properties.

Current maturities of long-term loans - third party

Outstanding balances on long-term third party loans consisted of the following:

		Weighted
		Average	Collateral/	December 31,	December 31,
Lender Name	Maturities	Interest Rate	Guarantee	2021	2020

Volkswagen Finance (China) Co. Ltd.	Due monthly until March 2021	4.06%	Automobiles	$—	$14,117

Total				$—	$14,117

Long term loans — banks

Outstanding balances on long-term third party loans consisted of the following:

		Interest	Collateral/	December 31,	December 31,
Institute name	Maturities	rate	Guarantee	2021	2020
Industrial Bank	February 2023	6.583%	Guarantee by	517,590	505,755
			14 property rights

Total				$517,590	$505,755

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2021, 2020 and 2019 amounted to $398,963, $248,103 and $171,938, respectively.

13. Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2021	2020
Payables to non-trade vendors and service providers	$9,915,900	$1,265,900
Salary payables	404,493	185,734
Interest payable	987,231	—
Other miscellaneous payables	82,113	294,626
Total other payables and accrued liabilities	$11,389,737	$1,746,260

The short term loan with Industrial bank which should be repaid in 2014 was overdue result in an increase in interest from 7.5% to 11.25% per annual. The case is now under litigation and the guaranteed property is in auction which proceeds from will repay the loan and interests overdue.

14. CONVERTIBLE BONDS PAYABLE

As of December 31, 2021 and 2010, convertible debt consisted of the following:

	December 31,	December 31,
	2021	2020

Beginning	$739,189	$—
Addition	—	1,979,846
Repayment	—	—
Conversion	(739,189)	(1,240,657)
Convertible debt, net	$—	$739,189

Related party balances and transactions

Account receivables – related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2021	2020

Fujian Zhongqing	Investment company	Inter-transaction
Shoulashou Educational			$—	$1,906,101
Technical Ltd.
			$—	$1,906,101

Other payables – related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2021	2020

Xiaodong Chen	CEO	Lease and other payable	$32,244	$25,837
Huaqiang Yang	Holds 15.5% of Fuzhou CSFC	transfer payable	154,259	—

Total			$186,503	$25,837

16. Taxes - continued

Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI and Fresh Joy are incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Blue Hat HK and Xinyou Entertainment are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

PRC companies are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case- by-case basis. EIT grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTE status every three years.

Blue Hat Fujian obtained the “high-tech enterprise” tax status in October 2015 and renewed it in December 2018, which reduced its statutory income tax rate to 15% from 2018 to 2020. The preferential tax rate was not granted in fiscal year 2020, hence the applicable tax rate is 25% in 2021.

The Chinese tax authority granted Blue Hat Pingxiang their tax preference on its enterprises income tax by using 10% of gross revenue in fiscal year 2019. The preferential tax rate was not granted in fiscal year 2020, hence the applicable tax rate is 25% in 2020.

Tax savings for the years ended December 31, 2021, 2020 and 2019 amounted to $ 0, $1,115,176 and $2,256,051, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0, $0.03 and $0.06 per share for the years ended December 31, 2021, 2020 and 2019, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2021	2020

Current	$138,061	$1,609,850
Deferred	—	63,107
The provision for income taxes	$138,061	$1,672,957

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%	(10.0)%
Preferential Blue Hat Pingxiang tax rate reduction	—	—	(12.5)%
Permanent difference	(15.2)%	2.1%	2.3%
Effective tax rate	(0.2)%	17.1%	4.8%

Deferred tax (liabilities)/assets – China

Significant components of deferred tax (liabilities)/assets were as follows:

	December 31,	December 31,
	2021	2020
Allowance for doubtful accounts	$—	$119,127

16.Taxes - continued

Income tax - continued

As of December 31, 2021, 2020 and 2019, the Company had approximately $30 million, $0.70 million and $1.30 million of allowance for doubtful accounts held at its profitable PRC VIEs with deferred tax assets of approximately $0, $119,000 and $182,000, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets for certain subsidiaries and VIEs as of December 31, 2021. Thus, there were no valuation allowances of December 31, 2021 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021, 2020 and 2019, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2021, 2020 and 2019. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2021.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2021	2020

VAT taxes payable	$843,257	$4,420,954
Income taxes payable	2,265,919	1,854,745
Other taxes payable	178,464	298,626
Totals	$3,287,640	$6,574,325

17. Concentration of risk

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2021, 2020 and 2019, $134,605, $15,752,639 and $15,478,337 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

17.Concentration of risk - continued

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

Customer concentration risk

For the year ended December 31, 2021, two customers accounted for 14.6% and 10.9% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 10.4% of the Company’s total revenues. For the year ended December 31, 2019, two customers under the same ownership accounted for 12.1% of the Company’s total revenues.

As of December 31, 2021, three customers accounted for 12.9%, 12.4% and 10.9% of the total balance of accounts receivable. As of December 31, 2020, one customer accounted for 7.7% of the total balance of accounts receivable. As of December 31, 2019, two customers under the same ownership accounted for 15.1% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2021, three vendors accounted for 39.72%, 29.96% and 28.40% of the Company’s total purchases. For the year ended December 31, 2020, two vendors accounted for 38.24% and 36.57% of the Company’s total purchases. For the year ended December 31, 2019, two vendors accounted for 54.84% and 31.53% of the Company’s total purchases.

As of December 31, 2021, one vendor accounted for 10.10% of the total balance of accounts payable. As of December 31, 2020, one vendor accounted for 6.5% of the total balance of accounts payable. As of December 31, 2019, one vendor accounted for 14% of the total balance of accounts payable.

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

18. Shareholders’ equity - continued

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Common Stock (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE, Blue Hat Fujian, Blue Hat Hunan and Xinyou Technology and Fujian Roar Game (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

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

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2021, 2020 and 2019, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $15,595,422, $15,656,344 and $14,154,734, respectively.

Statutory reserve

During the years ended December 31, 2021, 2020 and 2019, Blue Hat PRC entities collectively attributed $(60,922), $914,409 and $111,333 of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2021, 2020 and 2019, the Company’s shareholders contributed $12,830,780, $2,698,046, and $7,942,021 to the Company.

19. IMPAIRMENT LOSS

The Company recorded $18.44 million of impairment loss in fiscal year 2021 related with goodwill and amortization asset.

On January 25, 2021, Blue Hat Cayman acquired 100% entity interest of Fresh Joy and in January 2021 acquire the 51.5% equity of Fujian Youth that Fujian Youth become the 100% wholly owned subsidiary under the Company. Both transactions formed Goodwill while acquisition. The Company tests goodwill for impairment for its reporting units on an annual basis, or when events occur or circumstances indicate the fair value of a reporting unit is below its carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that implied fair value of the goodwill within the reporting unit is less than its carrying value.

The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2021. The Company has concluded that goodwill impairment loss is $3.81 million as of December 31, 2021.

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s book. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is ten years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2021, it recorded $14.63 million impairment loss.

20. DISCONTINUED OPERATIONS

On September 30, 2021, the Company entered into a share transfer agreement with a third party to sell Xunpusen (Xiamen) Technology Co., Ltd., pursuant to the terms of the Agreement, the buyer purchased 100% of the Company’s ownership of Xunpusen and 100% owned subsidiary Xingjuyun (Xiamen) Technology Co., Ltd. for a total price of $1,333,023, resulting in a gain on disposal of $683,688.

On December 20, 2021, the Company sold 100% of the ownership of Xiamen Jiuqiao Technology Co., Ltd., and 100% owned subsidiaries to a third party for a total price of $8,368,930, resulting in a gain on disposal of $811,269.

On November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered, resulting in a loss on disposal of $1,012.

Loss from discontinued operations for the ended December 31, 2021 and 2020 was as follows:

	December 31	December 31,
	2021	2020
Revenues	$16,464,160	$5,591,146
Cost of sales	(13,741,705)	(5,026,920)
Gross profit	2,722,455	564,226
Operating expenses:
General and Administrative	(281,460)	(150,945)
Selling expenses	(881,654)	(41,800)
Research and development	(6,959)	(34,695)
Total	1,552,382	$336,786
Other income (expense)
Interest income	$378	$20
Other (expense) income, net	66,871	(408)
Other finance expenses	(14,939)	(27)
Total	52,310	(415)
Loss from discontinued operations before income tax	1,604,692	336,371
Income tax provision	(593,389)	(103,218)
Income from discontinued operations before non-controlling interest	$1,011,303	$233,153
Less: Net loss attributable to non-controlling interest	—	111,404
Income from discontinued operation	$1,011,303	$121,749

The major components of assets and liabilities related to discontinued operations are summarized below:

	December 31,	December 31,
	2021	2020
Cash	$866,075	$47,859
Accounts receivable	2,990,419	726,845
Other current assets	7,041,322	46,915
Prepayments, net	2,644,553	1,459,948
Inventories	130,532	—
Property, plant and equipment, net	17,044	2,755
Other non-current assets	70,454	64,299
Total assets related to discontinued operations	13,760,399	2,348,621
Accounts payable	813,038	724,022
Other payables and accrued expenses	794,599	100,657
Operating lease liabilities-current	20,621	58,422
Customer deposits	865,717	947,687
Tax payables	2,334,922	228,129
Other non-current liabilities	29,051	—
Total liabilities related to discontinued operations	$4,857,948	$2,058,917

21. Commitments and CONTINGENCIES

Purchase commitments

The Company has entered into six agreements for game software development and three agreements for community software development. As of December 31, 2021 and 2020, the Company’s commitment under these agreements amounted to $16,917,985 and $8,309,706, respectively.

Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of the variable interest entity equity holders and the wholly owned entity are in compliance with existing PRC laws and regulations in all material respects.

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

22. SUBSEQUENT EVENT

The Company has evaluated subsequent events through the date of the issuance of the consolidated financial statements and no subsequent event is identified.

23.Segment information and revenue analysis

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

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019

Interactive toys - animation series	$657,619	$1,575,903	$160,672
Interactive toys - game series	8,723,480	16,131,115	21,152,258
Mobile game	4,165,456	2,506,285	2,521,199
Information service	1,608,519	4,386,620	—
Total revenues	$15,155,074	$24,599,923	$23,834,129

Disaggregated information by business lines are as follows:

Year ended December 31, 2021

	Interactive toys animation series	Interactive to game series	Mobile game	Information Service
Revenue	$657,619	$8,723,480	$4,165,456	$1,608,519
Costs of revenue	(140,450)	(4,340,776)	(2,889,486)	(1,301,438)
Gross Profit	$517,169	$4,382,704	$1,275,970	$307,081

23. SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

Year ended December 31, 2020
	Interactive toys animation series	Interactive toys game series	Mobile game	Information Service

Revenue	$1,575,903	$16,131,115	$2,506,285	$4,386,620
Costs of revenue	(1,331,731)	(5,503,184)	(10,577)	(4,334,411)
Gross Profit	$244,172	$10,627,931	$2,495,708	$52,209

Year ended December 31, 2019
	Interactive toys animation series	Interactive toys game series	Mobile game
Revenue	$160,672	$21,152,258	$2,521,199
Costs of revenue	(81,201)	(7,160,508)	(290,091)
Gross Profit	$79,471	$13,991,750	$2,231,108

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Domestic PRC revenues	$15,155,074	$24,599,923	$23,834,129
Export revenues	—	—	—
Total revenues	$15,155,074	$24,599,923	$23,834,129

24.	Condensed financial information of the parent company

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

24.       Condensed financial information of the parent company - continued

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	December 31, 2021	December 31, 2020
ASSETS
Current assets:
Cash and cash equivalents	$8,758	$712,894
Other receivables, net	204,400	600,000
Total current assets	213,158	1,312,894
Non-current assets:
Property, plant and equipment, net	3,937,222	4,142,620
Investment in subsidiaries	21,873,789	59,731,280
Total non-current assets	25,811,011	63,873,900
Total assets	$26,024,169	$65,186,794
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Other payables and accrued liabilities	$8,364,775	$2,495,595
Other payables - related party	9,188	3,308
Short-term loans	—	2,493,239
Convertible bonds payable	—	739,189
Total current liabilities	8,373,963	5,731,331
Non-current liabilities	—	505,755
Total liabilities	8,373,963	6,237,086
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS' EQUITY
Ordinary shares, $0.001 par value, 100,000,000 shares authorized, 53,823,831, 38,553,694 shares issued and outstanding as of December 31, 2021, 2020 and 2020 respectively	53,824	38,554
Additional paid-in capital	36,281,992	23,466,482
Statutory reserves	2,143,252	2,204,174
Retained earnings	(25,748,542)	31,387,398
Accumulated other comprehensive losses	2,459,256	1,741,696
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	15,189,782	58,838,304
Non-controlling interest	2,460,424	111,404
Total equity	17,650,206	58,949,708
Total liabilities and shareholders' equity	$26,024,169	$65,186,794

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
Operating expenses:
General and administrative expenses	$(1,169,384)	$(1,307,167)	$(1,671,700)
Other income (expenses):
(Interest expense)/interest income	(169,366)	(175,386)	21
Other finance expenses	(10,442)	(18,442)	(1,762)
Equity income of subsidiaries and VIEs from continue operation	(60,199,373)	9,548,859	10,747,395
Equity income of subsidiaries and VIEs from discontinued operation	1,493,945	233,153	—

NET INCOME	(60,054,620)	8,281,017	9,073,954
FOREIGN CURRENCY
TRANSLATION ADJUSTMENT	717,560	3,220,363	(521,738)
COMPREHENSIVE INCOME	$(59,337,060)	$11,501,380	$8,552,216
Less: Comprehensive income attributable to non-controlling interest	(2,918,680)	111,404	—
Comprehensive income attributable to
Blue Hat Interactive Entertainment Technology shareholders	$56,418,380	$11,389,976	$8,552,216

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - continued
PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(60,054,620)	$8,281,017	$9,073,954
Net income from discontinued operation	1,493,945	233,153	—
Net income from continuing operation	(61,548,565)	8,047,864	9,073,954
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	60,199,373	(9,548,859)	(10,747,395)
Changes in operating assets and liabilities:
Depreciation of property and equipment	205,398	179,740	—
Other receivables	395,600	—	(600,000)
Other payables and accrued liabilities	5,869,181	925,409	1,570,183
Net cash used in operating activities	5,120,987	(395,846)	(703,258)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(2,159,910)	(2,162,449)
Investment in subsidiary	(14,923,600)	(7,660,000)	—
Net cash used in investing activities	(14,923,600)	(9,819,910)	(2,162,449)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of new shares	—	2,110,845	—
Proceeds from secured convertible promissory note Bonds	—	739,189	—
Underwriter’s partial exercise of over-allotment option, net of issuance costs	12,830,780	—	524,944
Proceeds from initial public offering, net of issuance costs	—	—	7,417,077
Other payables related party	5,880	3,039	269
Proceeds from short-term loans	—	2,998,994	—
Repayment of short-term loans	(2,998,994)	—	—
Repayment of convertible payables	(739,189)	—	—
Net cash used in investing activities	9,098,477	5,852,067	7,942,290
EFFECT OF EXCHANGE RATE ON CASH	—	—	—
NET CHANGES IN CASH AND CASH EQUIVALENTS	(704,136)	(4,363,689)	5,076,583
CASH AND CASH EQUIVALENTS, Beginning of year	712,894	5,076,583	—
CASH AND CASH EQUIVALENTS, end of year	$8,758	$712,894	$5,076,583

SUPPLEMENTAL CASH FLOW
INFORMATION:
Cash and cash equivalents	$8,758	$712,894	$76,583
Restricted cash	—	—	5,000,000
CASH AND CASH EQUIVALENTS, end of year	$8,758	$712,894	$5,076,583