Form 20-F
period 2022-12-31
Blue Hat Interactive Entertainment Technology
filed 2023-05-08
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022 OR

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
People’s Republic of China
E-mail: ir@bluehatgroup.net Telephone: + 86-592-228-0081
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $0.01 per share	BHAT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report:

As of December 31, 2022, there were 9,894,734 ordinary shares issued and outstanding, par value $0.01 per ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

“Blue Hat WFOE” refers to Xiamen Duwei Consulting Management Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

“Fresh Joy” refers to Fresh Joy Entertainment Ltd, a holding company 100% owned by Blue Hat Interactive Entertainment Technology Limited.

“Fujian Blue Hat” refers to Fujian Blue Hat Group CO. Ltd which was established on August 23, 2021.

“Fujian Lanyun” refers to Fujian Lanyun Canghai Technology Co. Ltd., which was incorporated on June 29, 2021.

“Fujian Roar Game” refers to Fujian Roar Game Technology Co., Ltd., which was incorporated on December 6, 2019.

“Fujian Xinyou” refers to Fujian Xinyou Technology Co., Ltd., which was incorporated on September 29, 2020.

“Fujian Youth” refers to Fujian Youth Hand in Hand Educational Technology Co. Ltd., a PRC limited liability company incorporated on September 18, 2017.

“Fuzhou CSFC” refers to Fuzhou CSFCTECH Co., Ltd, a PRC limited liability company incorporated on August 5, 2011, which is 51% controlled by Fujian Roar Game via VIE.

“Fuzhou UC71” refers to Fuzhou UC71 Co. Ltd, a PRC limited liability company 100% controlled by Fujian Roar Game via VIE.

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

“Shengruihao” refers to Xiamen Shengruihao Technology Co., Ltd, a PRC company established on June 30, 2021, which was 100% controlled by Blue Hat Group.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the average translation rates applied to statement of income accounts for the periods ended December 31, 2022 and 2021 were RMB6.72 and RMB 6.45 to $1.00, respectively. The balance sheet amounts as of December 31, 2022 and 2021  were translated at RMB 6.96 and RMB 6.38, respectively.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information-D. Risk Factors”, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2020, 2021 and 2022 and as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:	December 31,	December 31,	December 31,
	2022	2021	2020
Total current assets	$21,532,070	$21,704,144	$50,692,085
Total assets	34,276,858	36,511,577	75,691,260
Total current liabilities	17,408,208	18,281,724	16,235,797
Total liabilities	19,747,519	18,861,371	16,741,552
Total shareholders’ equity	14,529,339	17,650,206	58,949,708
Total liabilities and shareholders’ equity	$34,276,858	$36,511,577	75,691,260

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2022	2021	2020
REVENUES	$7,376,009	$15,155,074	$24,599,923
COST OF REVENUES	(3,377,660)	(8,672,150)	(11,179,903)
GROSS PROFIT	3,998,349	6,482,924	13,420,020
OPERATING EXPENSES:
Selling	(1,133,625)	(3,799,640)	(480,368)
General and administrative	(6,369,245)	(32,032,186)	(2,488,320)
Research and development	(4,461,888)	(13,169,157)	(246,923)
Impairment Losses	(33,397)	(18,439,524)	—
Total operating expenses	(11,998,155)	(67,440,507)	(3,215,611)
INCOME FROM OPERATIONS	(7,999,806)	(60,957,583)	10,204,409
OTHER INCOME (EXPENSE)
Interest income	374	156,038	147,820
Interest expense	(331,277)	(398,963)	(439,607)
Other finance expenses	(15,565)	(66,233)	(82,311)
Other (expense) income, net	39,080	(143,763)	(109,490)
Total other income, net	(307,388)	(452,921)	(483,588)
LOSS/INCOME BEFORE INCOME TAXES	(8,307,194)	(61,410,504)	9,720,821
PROVISION FOR INCOME TAXES	(1,097,888)	(138,061)	(1,672,957)
LOSS/INCOME FROM CONTINUING OPERATION	(9,405,082)	(61,548,565)	8,047,864
DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	—	1,493,945	—
Income (loss) from discontinued operations		—	233,153

NET INCOME (LOSS)	(9,405,082)	(60,054,620)	8,281,017

OTHER COMPREHENSIVE INCOME (LOSS)
Net (loss)/ Income from continued operations	(9,405,082)	(61,548,565)	8,047,864
Foreign currency translation adjustment - continued operation	(1,624,743)	717,560	3,220,363
COMPREHENSIVE INCOME (LOSS) - CONTINUED OPERATION	$(11,029,825)	$(60,831,005)	$11,268,227

Income from discontinued operation	—	1,493,945	233,153
Foreign currency translation adjustment - discontinued operation	—	—	—
COMPREHENSIVE INCOME - DISCONTINUED OPERATION	$—	$1,493,945	$233,153

COMPREHENSIVE INCOME (LOSS)	$(11,029,825)	$(59,337,060)	$11,501,380
Less: Net income (loss) attributable to non-controlling interests	(40,025)	(2,918,680)	111,404
Comprehensive (loss) income attributable to Blue Hat Interactive Entertainment shareholders	(10,989,800)	(56,418,380)	11,389,976
Basic	7,639,482	5,053,727	3,853,369
Diluted	8,565,163	5,800,049	3,985,907

Earnings per share
Basic earnings per share from continued operation	$(1.23)	$(11.6)	$2.09
Basic earnings per share from discontinued operation	—	0.30	0.06

Diluted Earnings per share
Diluted earnings per share from continued operation	$(1.09)	$(10.1)	$2.02
Diluted earnings per share from discontinued operation	—	0.26	0.06

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2022	2021	2020
Net cash (used in) generated from operating activities - continued operation	$(1,598,493)	$(22,284,750)	$5,052,415
Net cash (used in) generated from operating activities -discontinued operation	—	2,477,398	(8,692)
Net cash used in investing activities	6,336	(4,498,355)	(10,761,890)
Net cash generated from financing activities	2,530,674	7,574,848	2,493,110
EFFECT OF EXCHANGE RATE ON CASH	(997,544)	1,113,717	3,547,033
NET CHANGE IN CASH AND CASH EQUIVALENTS	(59,027)	(15,617,142)	321,976
Cash paid for income tax	1,097,888	1,529,850	779,459
Cash paid for interest	33,542	398,963	439,607
Cash and cash equivalents	76,535	135,562	15,752,704
Restricted cash	1,129	—	—
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$77,664	$135,562	$15,752,704

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

D. Risk Factors

Risks Related to Our Business

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

●	We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our business depends significantly on our ability to maintain an efficient distribution network for our products and our failure to do so could adversely affect our financial condition, competitiveness and growth prospects.

●	Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

●	We will need to expand our organization, and we may experience difficulties in realizing or managing this growth.

●	Failure to adequately contribute to employee benefits plans required by PRC regulations.

●	We depend upon the Contractual Arrangements in conducting our business in China, which may not be as effective as direct ownership.

●	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes.

●	We conduct most of our business through Blue Hat Fujian and Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”) (collectively, “VIEs”) by means of Contractual Arrangements. If the PRC courts or administrative authorities determine that these contractual arrangements do not comply with applicable regulations, we could be subject to severe penalties.

●	The shareholders of the VIEs may have actual or potential conflicts of interest with us.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, including COVID-19.

●	We may not be able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights.

●	We may be unable to adequately protect our intellectual property rights, or we may be accused of infringing on the intellectual property rights of others.

●	Litigation or other proceedings or third parties claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

●	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

●	Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings from the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our use of third parties manufacturers to produce our products presents risks to our business.

●	Our auditor, Audit Alliance LLP is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis. To the extent that our independent registered public accounting firm’s audit documentation related to their audit reports for our company become located in China, the PCAOB may not be able inspect such audit documentation and, as such, you may be deprived of the benefits of such inspection and our ordinary shares could be delisted from the stock exchange pursuant to the Holding Foreign Companies Accountable Act.

●	An active trading market for our ordinary shares may not be sustained.

●	Our ordinary shares are considered to be penny stock.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	We have identified material weaknesses in our internal control over financial reporting.

●	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

●	Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

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

Our management team has limited public company experience. Several of our senior management positions are currently held by employees who have been with us for a short period of time. Our entire management team, as well as other company personnel, will need to devote substantial time to compliance, and may not effectively or efficiently manage a public company. If we are unable to effectively comply with the regulations applicable to public companies or if we are unable to produce accurate and timely financial statements, which may result in material misstatements in our financial statements or possible restatement of financial results, our stock price may be materially adversely affected, and we may be unable to maintain compliance with the listing requirements of Nasdaq. Any such failures could also result in litigation or regulatory actions by the SEC or other regulatory authorities, loss of investor confidence, delisting of our securities, harm to our reputation and diversion of financial and management resources from the operation of our business, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects. Additionally, the failure of a key employee to perform in his or her current position could result in our inability to continue to grow our business or to implement our business strategy.

We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

The market for animated toys is highly competitive, particularly in China, where our operations are located. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm the business and results of operations. We compete directly against games developer and manufacturers of toys, including large, diversified entertainment companies with substantial market share. In addition, we compete with other companies who focus on building their brands across multiple product and consumer categories. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do.

In addition to existing competitors, the barriers to entry for new participants in the entertainment industry and in the consumer products industry are low, and the increasing importance of digital media, the heightened connection between digital media and consumer interest, have further increased the ability for new participants to enter our markets, and has broadened the array of companies we may compete with. New participants with a popular product idea or entertainment property can gain access to consumers and become a significant source of competition for our products in a very short period of time. These existing and new competitors may be able to respond more rapidly than us to changes in consumer preferences. Our competitors’ products may achieve greater market acceptance than our products and potentially reduce demand for our products, lower our revenues and lower our profitability.

Our business depends significantly on our ability to maintain an efficient distribution network for our products. Failure by us to maintain such distribution network could adversely affect our financial condition, competitiveness and growth prospects.

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. In 2022, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 62.6% of our total revenue. In 2022, 100% of our products were sold in China and, of these sales in China, approximately 99% were generated from Chinese distributors.

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

We rely on vendors and outsourcing relationships with third parties for services and systems including manufacturing, transportation and logistics. Any shortcoming of a vendor or outsourcer, particularly an issue affecting the quality of these services or systems, may be attributed by customers to us, thus damaging our reputation and brand value, and potentially affecting our results of operations. In addition, problems with transitioning these services and systems to or operating failures with these vendors and outsourcers could cause delays in product sales, and reduce efficiency of our operations, and significant capital investments could be required to remediate the problem.

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

We will need to expand our organization, and we may experience difficulties in realizing or managing this growth, which could disrupt our operations.

As of December 31, 2022, we had 40 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to realizing or managing these growth activities. We may not be able to realize such growth or expansion at all. We may not be able to effectively manage the expansion of our operations, even if we realize such expansion which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively realize and manage future growth.

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

Our affiliation with VIEs are managed through contractual arrangements, or the Contractual Arrangements, which may not be as effective in providing us with management power over VIEs as direct ownership. The Contractual Arrangements are governed by and would be interpreted in accordance with the laws of the People’s Republic of China, or the PRC. If the VIEs fail to perform the obligations under the Contractual Arrangements, we may have to rely on legal remedies under the laws of the PRC, including seeking specific performance or injunctive relief, and claiming damages. There is a risk that we may be unable to obtain any of these remedies. The legal environment in the PRC is not as developed as in other jurisdictions. As a result, uncertainties in the PRC legal system could limit our ability to enforce the Contractual Arrangements, or could affect the validity of the Contractual Arrangements.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

Most of our business are conducted through Blue Hat Fujian and Fujian Roar Game, which are considered VIEs for accounting purposes, and we, through Blue Hat WFOE, and Fresh Joy Entertainment Ltd. (“Fresh Joy”), are considered the primary beneficiary, thus enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future the companies we hold as VIEs no longer meet the definition of VIEs under applicable accounting rules, or we are not deemed to be the primary beneficiary, we would not be able to consolidate line by line those entities’ financial results in our consolidated financial statements for reporting purposes. Also, if in the future other affiliate companies become VIEs and we become the primary beneficiary, we would be required to consolidate those entities’ financial results in our consolidated financial statements for accounting purposes. If such entities’ financial results were negative, this would have a corresponding negative impact on our operating results for reporting purposes.

Contractual arrangements in relation to the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIEs contractual arrangements were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing our subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

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

We are a holding company and most of our business operations are conducted via the VIEs through the Contractual Arrangements. There are uncertainties regarding the interpretation and application of PRC laws, rules and regulations, including the laws, rules and regulations governing the validity and enforcement of the contractual arrangements between Blue Hat WFOE and Blue Hat Fujian, between Fresh Joy and Fujian Roar Game. based on management’s understanding of the current PRC laws, rules and regulations, that (i) the structure for operating our business in China (including our corporate structure and contractual arrangements with VIEs and their shareholders) will not result in any violation of PRC laws or regulations currently in effect; and (ii) the contractual arrangements among Blue Hat WFOE, Blue Hat Fujian and its shareholders, among Fresh Joy, Fujian Roar Game and its shareholders, governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. While we are currently not aware of any event or reason that may cause the Contractual Arrangements to terminate, we cannot assure you that such an event or reason will not occur in the future. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations concerning foreign investment in the PRC, and their application to and effect on the legality, binding effect and enforceability of the contractual arrangements. In particular, we cannot rule out the possibility that PRC regulatory authorities, courts or arbitral tribunals may in the future adopt a different or contrary interpretation or take a view that is inconsistent with the opinion of our PRC legal counsel. In the event that the Contractual Arrangements are terminated, this would have a severe and detrimental effect on our continuing business viability under our current corporate structure, which, in turn, may affect the value of your investment.

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

The shareholders of the VIEs may have actual or potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may refuse to sign or breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. Currently our business does not fall in any of these categories. Currently our business does not fall in any of these categories. However, if our management over the VIEs through contractual arrangements are deemed as foreign investment in the future, and any business of the VIEs are “restricted” or “prohibited” from foreign investment under the “negative list” effective at the time, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have management power over the VIEs may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operations.

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

Substantially all of our revenues and our workforce are concentrated in China. As China has officially terminated its zero-case policy, and isolated preventive measures such as quarantine and shut down, we may face resurgences in many cities from time to time. Consequently, our results of operations may be adversely affected. Although we are positive to our business operations in China, the resurgence of COVID-19 globally, if any, or any other global epidemics may materially harm the Chinese and global economy in general, therefore we cannot assure that our operating results will not be negatively influenced. Any potential impact to our results will depend on, to a large extent, the duration and severity of the epidemics and the actions taken by government authorities and other entities to contain the spread, almost all of which are beyond our control.

Historically, due to the COVID-19, our  business was adversely impacted in late 2021 and the first few months of 2022. Our total revenue in 2021 and first few months of 2022 decreased, mainly due to the random lockdown due to the frequent resurgence of COVID-19 in China.

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

Our commercial success will depend in part on not infringing the patents or violating the other proprietary rights of others. Significant litigation regarding patent rights occurs in our industry. Our competitors in both China and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell our products. We do not always conduct independent reviews of patents issued to third parties. In addition, patent applications in China and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived, so there may be applications of others now pending or recently revived patents of which we are unaware. These applications may later result in issued patents, or the revival of previously abandoned patents, that will prevent, limit or otherwise interfere with our ability to make, use or sell our products. Third parties may, in the future, assert claims that we are employing their proprietary technology without authorization, including claims from competitors or from non-practicing entities that have no relevant product revenue and against whom our own patent portfolio may have no deterrent effect. As we continue to commercialize our products in their current or updated forms, launch new products and enter new markets, we expect competitors may claim that one or more of our products infringe their intellectual property rights as part of business strategies designed to impede our successful commercialization and entry into new markets. The large number of patents, the rapid rate of new patent applications and issuances, the complexities of the technology involved, and the uncertainty of litigation may increase the risk of business resources and management’s attention being diverted to patent litigation. We have, and we may in the future, receive letters or other threats or claims from third parties inviting us to take licenses under, or alleging that we infringe, their patents.

Moreover, we may become a party to future adversarial proceedings regarding our patent portfolio or the patents of third parties. Patents may be subjected to opposition, post-grant review or comparable proceedings lodged in various foreign, both national and regional, patent offices. The legal threshold for initiating litigation or contested proceedings may be low, so that even lawsuits or proceedings with a low probability of success might be initiated. Litigation and contested proceedings can also be expensive and time-consuming, and our adversaries in these proceedings may have the ability to dedicate substantially greater resources to prosecuting these legal actions than we can. We may also occasionally use these proceedings to challenge the patent rights of others. We cannot be certain that any particular challenge will be successful in limiting or eliminating the challenged patent rights of the third party.

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

On December 28, 2021, the CAC and other relevant PRC governmental authorities jointly promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures provide that, net platform operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures require that an online platform operator which possesses the personal information of at least one million users must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries.

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

As of the date of this report, we have not received any notice from any authorities requiring our PRC subsidiaries, the VIEs, or the VIEs’ subsidiaries to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and the VIEs and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that our PRC subsidiaries and the VIEs possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this prospectus and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us.

We conduct all of our business through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. Our PRC subsidiaries and the VIEs are generally subject to laws and regulations applicable to foreign investments in mainland China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Unlike the legal system in the United States the PRC legal system is based on statutes, therefore, prior court decisions may be cited for reference but have limited precedential value.

The recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in China, or causing the suspension or termination of our business operations in China entirely, all of which will materially and adversely affect our business, financial condition and results of operations. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost-efficient, or liability-free manner or at all.

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of applicants banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in the Nasdaq Capital market where we have previously offered and listed shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for any of our future offerings and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a holding company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, all our senior employees reside within China for a significant portion of the time and most are PRC residents. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside mainland China. All or a substantial portion of the assets are also located in mainland China. As a result, it may be difficult to effect service of process within the United States upon these persons. There is uncertainty as to whether the courts of the Cayman Islands, and mainland China would recognize or enforce judgments of United States courts obtained against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the Cayman Islands or mainland China against us or such persons predicated upon the securities laws of the United States or any of our state. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States, the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as FIEs are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

Recent statements by the Chinese government indicate an intent to exert more oversight and more control over offerings conducted overseas and/or foreign investment in China-based issuers. Any such actions by the Chinese government could significantly limit or completely hinder our ability to conduct our business, accept foreign investments, or list on a U.S. or other foreign exchange, including our ability to offer or continue to offer its securities to investors and cause the value of the securities being registered hereby to significantly decline or become worthless.

The Chinese government recently has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer its securities to investors, and could cause the value of such securities to significantly decline or become worthless.

In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements via VIEs. In light of such developments, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As substantially all of our operations are based in jurisdictions under the Chinese government, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by companies with extensive operations in China could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China, as well as the value of the securities being offered, may also be adversely affected.

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

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in Circular 37 as a “special purpose vehicle”, or SPV. The term “control” under Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore SPVs by such means as acquisition, trust, proxy, voting rights, repurchase, convertible notes or other arrangements. Failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for foreign exchange evasion. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions or share transfers that we make in the future if our shares are issued to PRC residents.

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

For the foreseeable future, all of our products will be manufactured by third party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the year ended December 31, 2022, our two largest suppliers accounted for 22.67% and 13.82%, respectively, of our total purchases. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of operations of a third party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

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

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

On April 21, 2020, SEC released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets. On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the Company’s auditors.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the Company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national securities exchange or in the over the counter trading market in the U.S. On December 18, 2020, the HFCAA was signed into law. The HFCAA has since then been subject to amendments by the U.S. Congress and interpretations and rulemaking by the SEC.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, under this proposal, if the auditor is not subject to PCAOB inspections for two consecutive years, it will trigger the prohibition on trading, thus posing more risks on potential delisting as well as the price of Company’s ordinary shares especially on foreign companies. On December 29, 2022, the Accelerating Holding Foreign Companies Accountable Act, as part of the Consolidated Appropriations Act 2023, was signed into law, which officially reduce the number of years that the auditor is not subject to inspection to two consecutive years.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China made it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in issuers operating in China to lose confidence in such issuers’ procedures and reported financial information and the quality of financial statements.

Our auditor, Audit Alliance LLP, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis.  As of the date of this prospectus, our auditor is not among the firms listed on the PCAOB Determination List issued in December 2022.

On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China (together, the “PRC Authorities”). The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates.

On December 15, 2022, the PCAOB announced in its 2022 HFCAA Determination Report (the “2022 Report”) its determination that the PCAOB was able to secure complete access to inspect and investigate audit firms in the People’s Republic of China (PRC), and the PCAOB Board voted to vacate previous determinations to the contrary. According to the 2022 Report, this determination was reached after the PCAOB had thoroughly tested compliance with every aspect of the Protocol necessary to determine complete access, including on-site inspections and investigations in a manner fully consistent with the PCAOB’s methodology and approach in the U.S. and globally. According to the 2022 Report, the PRC Authorities had fully assisted and cooperated with the PCAOB in carrying out the inspections and investigations according to the Protocol, and have agreed to continue to assist the PCAOB’s investigations and inspections in the future. As required by the HFCAA, if in the future the PCAOB determines it no longer can inspect or investigate completely because of a position taken by any foreign authority, including but is not limited to mainland China relevant authority, the PCAOB will act expeditiously to consider whether it should issue a new determination.

Further developments related to the HFCAA could add uncertainties to our offering. We cannot assure you what further actions the SEC, the PCAOB or the stock exchanges will take to address these issues and what impact such actions will have on U.S. companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create uncertainty for investors, the market price of our ordinary shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement. Such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and would have a negative impact on the price of our ordinary shares.

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

Our officers, directors and principal shareholders holding more than 5% of our ordinary shares, collectively, control approximately 20.12% of our outstanding ordinary shares. As a result, these shareholders, if they act together, will be able to control the management and affairs of our Company and most matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of our Company, even if such change in control would benefit our other shareholders which could deprive our shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of our Company or our assets, and might affect the prevailing market price of our ordinary shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2022. In preparing our consolidated financial statements for the years ended December 31, 2022 and December 31, 2021, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2022. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined under the Jumpstart Our Business Startups Act, or JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our market capitalization), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our ordinary shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. If we were to be or become a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation- Passive Foreign Investment Company Consequences.”

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

On December 24, 2020, the Company deregistered Chongqing Lanhui Technology Co. Ltd.,

On January 25, 2021, Blue Hat Cayman closed an acquisition pursuant to which it acquired 100% equity interests of Fresh Joy Entertainment Ltd. (“Fresh Joy”). On August 8, 2022, Blue Hat Cayman transferred all the equity interests of Fresh Joy to Fujian Lanyun. Fresh Joy signed a series of VIE agreements with Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”). Fujian Roar Game holds 51% equity of Fuzhou CSFCTECH Co., Ltd. (“Fuzhou CSFC”) and 100% equity of Fuzhou UC71 Co., Ltd. (“Fuzhou UC71”). After the acquisition, we now have two VIEs including Blue Hat Fujian, and Fujian Roar Game.

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

On June 29, 2021, Fujian Lanyun Canghai Technology Co., Ltd was incorporated and was 100% owned by Blue Hat Fujian.

On August 23, 2021, Fujian Blue Hat Group Co. Ltd. was incorporated and was owned by Blue Hat Interactive Entertainment Technology Limited.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

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

The core of our business is our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of April 27, 2023, our intellectual property portfolio included 224  authorized patents, 14 applications for PCT international patents,  794 artistic copyrights,  94 registered trademarks and 134  software copyrights.

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

Our Products

We currently offer the following primary AR interactive product lines: AR Racer, AR Crazy Bug, AR 3D Magic Box, AR Dinosaur, “Talking Tom and Friends” Bouncing Bubble, AR Shake Bouncing Bubble, “WUHUANGWANSHUI” authorized products, Immersive Education Classes , IDC business and Commodity Trading  .

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

Commodity Trading Business

Our company started the commodity trading business from the fourth quarter of 2022.

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

We believe that the key factors influencing our sales patterns are as follows:

●	Consumer Groups - We believe that China’s extensive population base demonstrates the market potential in China. We believe that demand for AR interactive toys will continue to expand as China’s population continues to grow.

●	Consumption Patterns and Consumption Habits - We believe that the development and increasing popularity of mobile payment systems and applications, internet and e-commerce shopping, along with the rapid growth of the Chinese social economy have greatly impacted the consumption patterns of Chinese society. Increased consumption habits of the general public allow for significant growth of AR products as people are more likely to spend money on entertainment, particularly entertainment that operates on the same wireless technology platforms as their computers and mobile devices, such as our products.

●	Seasonal Factors - The majority of our sales typically occur in the second half of the year during traditional Chinese holidays due to promotional activities and increased sales that typically accompany holiday shopping.

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

Intellectual Property

The core of our business is our proprietary technology. As a result, we strive to maintain a robust intellectual property portfolio. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish and protect our products from infringement and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark, and copyright protection for our proprietary technologies. As of April 27, 2023, our intellectual property portfolio included 224 authorized patents, 14 applications for PCT international patents, 794 artistic copyrights, 94 registered trademarks and 134 software copyrights.

Research and Development

We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 8 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 2 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 6 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project  .

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

Regulations on the Filing requirements for mainland China domestic companies listed overseas

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of issuers banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation.

Regulations on Information Security, Censorship and Privacy

The Standing Committee of the National People’s Congress, China’s national legislative body, enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended in August 2009, that may subject persons to criminal liabilities in China for any attempt, among others things, to use the internet to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. According to the Administration Measures on the Security Protection of Computer Information Network with International Connections issued by the Ministry of Public Security in 1997 and amended by the State Council in 2011, any entity or individual is prohibited from using the internet to leak state secrets or to spread socially destabilizing materials. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress on August 29, 2015, effective on November 1, 2015, any internet service that fails to fulfill the obligations related to internet information security as required by applicable laws and refuses to take corrective measures, will be subject to criminal liability for (i) any large-scale dissemination of illegal information; (ii) any severe effect due to the leakage of users’ personal information; (iii) any serious loss of evidence of criminal activities; or (iv) other severe situations, and any individual or entity that (i) sells or provides personal information to others unlawfully or (ii) steals or illegally obtains any personal information will be subject to criminal liability in severe situations.

The Cybersecurity Law of the PRC, or the Cybersecurity Law, which was promulgated on November 7, 2016 by the Standing Committee of the National People’s Congress and came into effect on June 1, 2017, provides that network operators shall meet their cyber security obligations and shall take technical measures and other necessary measures to protect the safety and stability of their networks. Under the Cybersecurity Law, network operators are subject to various security protection-related obligations, including: (i) network operators shall comply with certain obligations regarding maintenance of the security of internet systems; (ii) network operators shall verify users’ identities before signing agreements or providing certain services such as information publishing or real-time communication services; (iii) when collecting or using personal information, network operators shall clearly indicate the purposes, methods and scope of the information collection, the use of information collection, and obtain the consent of those from whom the information is collected; (iv) network operators shall strictly preserve the privacy of user information they collect, and establish and maintain systems to protect user privacy; (v) network operators shall strengthen management of information published by users, and when they discover information prohibited by laws and regulations from publication or dissemination, they shall immediately stop dissemination of that information, including taking measures such as deleting the information, preventing the information from spreading, saving relevant records, and reporting to the relevant governmental agencies.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing at a foreign stock exchange. Besides, the Cybersecurity Review Measures also provide that if the relevant authorities consider that certain network products and services and data processing activities affect or may affect national security, the authorities may conduct a cybersecurity review on its own initiative. The Cybersecurity Review Measures also elaborate the factors to be considered when assessing the national security risks of the relevant activities, The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing.

On August 20, 2021, the Standing Committee of the National People’s Congress of PRC promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

C. . Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries, our VIEs and their subsidiaries:

Blue Hat Interactive Entertainment Technology

Corporate Structure

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited

Fresh Joy Entertainment Ltd	● A British Virgin Islands company, acquired on January 25, 2021 ● Incorporated on January 7, 2020 ● A holding company	100% owned by Fujian Lanyun Canghai Technology Co., Ltd.

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

51% owned by Fujian Roar Game.

Fuzhou UC71 Co., Ltd.	● A PRC limited liability company ● Incorporated on October 25, 2016 ● Registered capital of $1,854,456 (RMB 12,000,000) ● Software development, Information technology consulting service	100% owned by Fujian Roar Game.

Pingxiang Blue Hat Technology Co. Ltd.

● A PRC limited liability company

● Incorporated on September 10, 2018

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Fujian Blue Hat Interactive Technology Ltd.

Fujian Youth Hand in Hand Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on September 18, 2017 ● Registered capital of $3,106,214 (RMB 20,100,000) ● Educational consulting service and sports related.	48.5% owned controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd. 51.5% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd

Xiamen Bluehat Research Institution of Education Co., Ltd.	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd. From December 31st, 2022.

Fujian Lanyun Canghai Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 29, 2021 ● Software development, promoting and selling of toys and stationery	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Fujian Blue Hat Group Co., Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Hong Kong Xinyou Entertainment Company	● A Hong Kong company, acquired on January 25, 2021 ● Incorporated on August 18, 2020 ● A holding company	100% owned by Fresh Joy Entertainment Ltd

Fujian Xinyou Technology Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”), acquired on January 25, 2021 ● Incorporated on September 29, 2020 ● A holding company	100% owned by Hong Kong Xinyou Entertainment Limited.

Fujian Roar Game Technology Co. Ltd.	● A PRC limited liability company, acquired on January 25, 2021 ● Incorporated on December 6, 2019 ● Designing, producing, promoting and selling animated toys with mobile	VIE of Fujian Xinyou Technology Co., Ltd.
Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Renchao Huyu Shagnhai Cultural Development Co., Ltd.	● A PRC limited liability company ● Incorporated on April 20, 2017 ● Registered capital of RMB 1,250,000 ● Software development, advertisement design and agency	49% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

Xiamen Blue Wave Technology Co. LTD	● A PRC limited liability company ● Incorporated on June 7, 2016 ● Registered capital of RMB 500,000 ● Software development, data processing and storage services	15% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd.

D. Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 15,336 square feet of office space. The new lease contact is preparing, and both parties agree to maintain the rent unchanged. We lease this space under a lease that terminates on January 9, 2024   . We also lease 1,157 square feet of office space located at Room A206, Floor 3, Building 1, Shaoyuanli, North Baima Road, Gulou District, Fuzhou, Fujian, China under a lease that terminates on April 30, 2026.

We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available on commercially reasonable terms to accommodate any such expansion of our operations.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward- looking statements as a result of various factors, including those set forth under “Item 3. Key Information-D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating results

Overview

We are a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. Beginning from the fourth quarter of 2022, our company expanded the business on commodity trading, which will become our development priorities. Benefited from this new business line, which  increased cash flows and revenue by $21.24 million and $1.5 million respectively during the fourth quarter of 2022  . We expect this new business line to grow substantially in 2023.

Our revenue are primarily from sales of our interactive toys, specifically our animation, game series and mobile games. Even though we have grown rapidly since our inception, our total revenues decreased by $7.78 million (or 51.33%), which is $7.38 million for the year ended December 31, 2022 as compared to $15.16 million for the year ended December 31, 2021. It was mainly due to overall influence of Covid-19 on our sales of interactive toy series, such as decreased customer demands As a result, revenue generated from interactive toys decreased by $9.22 million (or 98.27%). In addition, our total revenues decreased by $9.44 million, or 38.39%, to $15.16 million for the year ended December 31, 2021 as compared to $24.60 million for the year ended December 31, 2020.

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

PRC economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined 7.6% in 2014, to 7.0% in 2015, 6.8% in 2016, 6.9% in 2017, 6.8% in 2018, 6.1% in 2019, 2.3% in 2020 and 8.1% in 2021, 3.0% in 2022. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

In late 2019, the “COVID-19” virus started to spread in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) labeled COVID-19 as a pandemic and many countries around the world began closing borders and making efforts to either shelter-in-place or quarantine its population. Our Company and all of our operations are located in China. Throughout the year 2021, China faced with several resurgence of COVID-19 in many metropolitan areas. Therefore, China placed a mandatory quarantine on certain areas and although our operation did not completely shut down, we are negatively influenced. Therefore, our sales and revenue decreased.

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

Pursuant to the Acquisition Agreement, the Company shall acquire 100% of the equity shares of Fresh Joy from the Transferors for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% shall be paid in cash (which percentage could be increased subject to the Transferors’ intention according to the actual circumstances) and the other half shall be paid in the Company’s restricted ordinary shares (the “Ordinary Shares”), subject to certain performance targets. The Acquisition closed on January 25, 2021.

In September 2022, the company acquired 100% of the equity shares of Xiamen Shengruihao Technology Co., Ltd., which mainly provides product supply chain services and comprehensive enterprise services.

Results of Operations

Comparison of Years Ended December 31, 2022 and December 31, 2021

	For the Years ended December 31,
				Percentage
	2022	2021	Change	Change
Revenues	$7,376,009	$15,155,074	$(7,779,065)	(51.33)%
Cost of revenues	(3,377,660)	(8,672,150)	5,294,490	(61.05)%
Gross profit	3,998,349	6,482,924	(2,484,575)	(38.32)%
Selling expenses	(1,133,625)	(3,799,640)	2,666,015	(70.16)%
General and administrative expenses	(6,369,245)	(32,032,186)	25,662,941	(80.12)%
Research and development	(4,461,888)	(13,169,157)	8,707,269	(66.12)%
Impairment Loss	(33,397)	(18,439,524)	18,406,127	(99.82)%
(Loss) Income from operations	(7,999,806)	(60,957,583)	52,957,777	(86.88)%
Other income, net	(307,387)	(452,921)	145,533	(32.13)%
Provision for income taxes	(1,097,888)	(138,061)	(959,827)	695.22%
Income from discontinued operations	—	—		—%
Gain on disposal of discontinued operations	—	1,493,945	(1,493,945)	(100)%
Net (loss) income	(9,405,081)	(60,054,620)	50,649,539	(84.34)%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series, mobile games and information services. Total revenues decreased by $7,779,065, or 51.33%, to $7,376,009 for the year ended December 31, 2022 as compared to $15,155,074 for the year ended December 31, 2021. The overall decrease is mainly due to the influence of Covid-19 on our business of interactive toy series in 2022, with a decrease of $9,218,637. There are new revenues in the categories of commodity trading and kindergarten sales, which are $1,151,142 and $2,159 for the year ended December 31, 2022 respectively.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2022	2021	Change	(%)

Revenues
Interactive toys - animation series	$9,061	$657,619	(648,558)	(98.62)%
Interactive toys - game series	155,559	8,723,480	(8,567,921)	(98.22)%
Mobile games	5,181,410	4,165,456	1,015,954	24.39%
Information service	884,329	1,608,519	(724,190)	(45.02)%
Commodity Trading	1,145,650	—	1,145,650	—
Total revenues	$7,376,009	$15,155,074	(7,779,065)	(51.33)%

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series decreased by $8.57 million or 98.22% from $8.72 million for the year ended December 31, 2021 to $0.16 million for the year ended December 31, 2022. Our business strategy still focuses on higher profit products such as interactive toys - game series, which had a gross profit percentage of 49.78% in 2022. However, the revenues of interactive toys - game series were continuously negatively affected by the COVID -19 in 2022. The travel and consumer demand in some of the epidemic areas were restricted to a certain extent due to the epidemic control policy and the logistics efficiency of goods were also negatively affected. Interactive toys - game series focuses on children, and children typically purchase the product when they are able to physically touch and play with the products. Due to COVID-19, the physical shopping has decreased significantly, which resulted in a decline in revenue.

Interactive Toys - Animation Series

Revenues from sales of interactive toys - animation series decreased by $648,558 or 98.62% from $657,619 for the year ended December 31, 2021 to $9,061 for the year ended December 31, 2022. The decrease in revenues from sales of interactive toy-animation series were also caused by influence of Covid-19 in 2022.

Mobile Games

Revenues from mobile games increased by $1.02 million or 24.39% from $4.17 million for the year ended December 31, 2021 to $5.18 million for the year ended December 31, 2022. Mobile games is highly cyclical-each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing. Although a majority of our mobile games are reaching a decline trend, the contribution to the revenue increased compared to the previous year.

Information service

Revenue from information service decreased by $0.72 million or 45.02% from $1.61 million for the year ended December 31, 2021 to $0.88 million for the year ended December 31, 2022.

Commodity Trading

Commodity Trading business increased from $0 for the year ended December 31, 2021 to $1.15 million for the year ended December 31, 2022. This is a new business we started during the fourth quarter this year which did not exist last year.

Cost of Revenues

Total cost of revenues decreased by $5.33 million, or 61.51%, to $3.34 million for the year ended December 31, 2022 as compared to $8.67 million for the year ended December 31, 2021. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2022	2021	Change	(%)

Cost of revenues
Interactive toys - animation series	$34,192	$140,450	$(106,258)	(75.66)%
Interactive toys - game series	78,118	4,340,776	(4,262,658)	(98.20)%
Mobile games	2,419,222	2,889,486	(470,264)	16.28%
Information service	826,096	1,301,438	(475,342)	(36.52)%
Commodity Trading	20,032	—	20,032	100.00%

Total cost of revenues	$3,377,660	$8,672,150	$(5,294,490)	(61.05)%

Our cost of revenues from interactive toys - game series decreased by $4.26 million or 98.20% from $4.34 million for the year ended December 31, 2021 to $0.078 million for the year ended December 31, 2022. The decrease in cost of revenues from interactive toys - game series is due to the revenue decrease resulting from the decrease in purchasing due to COVID-19.

Our cost of revenues from interactive toys - animation series decreased by $0.11 million or 75.66%  from $0.14 million for the year ended December 31, 2021 to $34,192 for the year ended December 31, 2022. The decrease in cost of revenues from interactive toys - animation series is also due to the revenue decrease resulting from the decrease in purchasing due to COVID-19.

Our cost of revenues from mobile games decreased by $0.47 million or 16.28% from $2.89 million for the year ended December 31, 2021 to $2.42 million for the year ended December 31, 2022. The cost of revenue from mobile games decreased because the cost of the game is divided into two parts, amortization of related development costs and operating costs, some of mobile games were developed and operated on an outsourced basis. Commodity Trading business increased from $0 for the year ended December 31, 2021 to $ 20,032 for the year ended December 31, 2022. This is a new business we started during the fourth quarter this year which did not exist last year.

Our cost of revenues from information service decreased by $0.48 million or 36.52% for the year ended December 31, 2022 as compared with the year ended December 31, 2021.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2022	2021	Change	(%)

Interactive toys - animation series
Gross profit	$(25,131)	$517,169	$(542,300)	(104.86)%
Gross margin	(277.35)%	78.64%	(452.68)%

Interactive toys - game series
Gross profit	$77,441	$4,382,704	$(4,305,263)	(98.23)%
Gross margin	49.78%	50.24%	(0.92)%

Mobile games
Gross profit	$2,762,188	$1,275,970	$1,486,218	116.48%
Gross margin	53.31%	30.63%	74.05%

Information services
Gross profit	$58,233	$307,081	$(248,848)	(81.04)%
Gross margin	6.58%	19.09%	(65.53)%

Commodity Trading
Gross profit	1,125,618	—	—	—
Gross margin	98.25%	—	—

Total
Gross profit	$3,998,349	$6,482,924	$(2,484,575)	(38.32)%
Gross margin	54.21%	42.78%	26.72%

Our overall gross profit decreased by $2.48 million, or 38.32%, to $3.998 million for the year ended December 31, 2022 from $6.48 million for the year ended December 31, 2021, which the gross profit percentage were 54.21% and 42.78%, respectively.

Gross profit percentage for our interactive toys - game series was 49.78% and 50.24% for the year ended December 31, 2022 and 2021, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys - game series business line, which contributed 2.11% of our total revenues for the year ended December 31, 2022 as compared to 57.56% in the year ended December 31, 2021. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2022, and ultimately to a decrease in the gross profit of interactive toys - game series.

Gross profit percentage for our interactive toys - animation series was (277.35)%  and 78.64% for the year ended December 31, 2022 and 2021, The gross profit ratio has decreased because in our interactive toys - animation series sales channel, the gross profit ratio of e-commerce channels is higher than that of distribution channels. In 2022, interactive toy-animation series sales accounted for only 0.09%.

Gross profit percentage for mobile games was 53.31% for the year ended December 31, 2022 compared to 30.63% for the year ended December 31, 2021. The restricted regulations on juvenile’s protection and lightening policies of the industry keeps effecting our performance of mobile games revenue. The increase of profit margin is mainly due to the increase of revenue and decrease of costs.

Gross profit percentage for information service was 6.58% and 19.09% for the year ended December 31, 2022 and 2021, respectively. The decrease was the result of lower cost of revenue from information service.

Gross profit percentage for commodity trading business was 98.25% and nil for the year ended December 31, 2022 and 2021, respectively. This is a new business we started during the fourth quarter this year which did not exist last year.

 For the year ended December 31,2022, there are one new kinds of revenues. The gross profit of commodity trading is $1.13 million with the profit margin as 98.26%.

Operating Expenses

Total operating expenses decreased by $55.44 million or 82.21% from $67.44 million for the year ended December 31, 2021 to $12.00 million for the year ended December 31, 2022. The decrease is mainly attributable to a $25.66 million decrease in general and administrative (“G&A”) expenses, and a $8.71 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2022 as compared to the year ended December 31, 2021.The impairment loss is also decreased to $33,397 for the year ended December 31, 2022 from $18.44 million for the year ended December 31, 2021.

The $25.66 million decrease in G&A expenses is mainly attributable to the decrease in amortization and bad debt expense to G&A expense.

The $8.71 million decrease in R&D expenses is attributable to changes in salary, social insurances and depreciation expenses, etc.

Other expense, net

Total other expense, net decreased by $145,533 or 32.13% from $452,921 for the year ended December 31, 2021 to $ 307,388 for the year ended December 31, 2022. The decrease in total other expense, net was due to decrease of $67,686 in interest expense and a decrease of $50,668 in other finance expenses, which was mainly the result of interest from termination of time deposit. An increase of $182,843 in other income was offset by the decrease of interest expense and other finance expenses.

Income tax expense

Our income tax expense amounted to $1,097,888 and $138,061 for the year ended December 31, 2022 and 2021, respectively. The $959,827 increase is due to payment income tax for previous years.

Net income

Our net income decreased by 84% or $50.65 million from net loss of $60.05 million for the year ended December 31, 2021 to a net loss of $9.41million for the year ended December 31, 2022. The decrease is mainly attributable to the significant decrease of income from operations in the year ended December 31, 2022 as compared with the year 2021.

Comparison of Years Ended December 31, 2021 and December 31, 2020

	For the Years ended December 31,
				Percentage
	2021	2020	Change	Change
Revenues	$15,155,074	$24,599,923	$(9,444,849)	(38.39)%
Cost of revenues	(8,672,150)	(11,179,903)	2,507,753	(22.43)%
Gross profit	6,482,924	13,420,020	(6,937,096)	(51.69)%
Selling expenses	(3,799,640)	(480,368)	(3,319,272)	690.99%
General and administrative expenses	(32,032,186)	(2,488,320)	(29,543,866)	1187.3%
Research and development	(13,169,157)	(246,923)	(12,922,234)	5233.31%
Impairment Loss	(18,439,524)	—	(18,439,524)	100%
(Loss) Income from operations	(60,957,583)	10,204,409	(71,161,992)	(697.37)%
Other income, net	(452,921)	(483,588)	30,667	(6.34)%
Provision for income taxes	(138,061)	(1,672,957)	1,534,896	(91.75)%
Income from discontinued operations	—	233,153	(233,153)	(100)%
Gain on disposal of discontinued operations	1,493,945	—	1,493,945	100%
Net (loss) income	(60,054,620)	8,281,017	(68,335,637)	(825.21)%

Revenues

Our revenues were derived from sales of interactive toys, animation and game series, mobile games and information service. Total revenues  decreased by $9,444,849 or 38.39%, to $15,155,074 for the year ended December 31, 2021 as compared to $24,599,923 for the year ended December 31, 2020. The overall decrease is mainly due to influence of Covid-19 on our business of interactive toy series in 2021, with a decrease of $8,325,919. The increase in revenue from mobile games was offset by the decrease in sales of our interactive toy - animation and game series.

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

Interactive Toys - Game Series

Revenues from sales of interactive toys - game series decreased by $7.41 million or 45.92% from $16.13 million for the year ended December 31, 2020 to $8.72 million for the year ended December 31, 2021. Our business strategy still focused on higher profit products such as interactive toys - game series, which had a gross profit percentage of 50.24% in 2021, However, the revenues of interactive toys - game series were continuously negatively affected by the COVID -19 in 2021. The travel and consumer demand in some of the epidemic areas were restricted to a certain extent due to the epidemic control policy and the logistics efficiency of goods were also negatively affected. Interactive toys - game series focuses on children, and children typically purchase the product when they are able to physically touch and play with the products. Due to COVID-19, the physical shopping has decreased significantly, which resulted in a decline in revenue.

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

Mobile Games

Revenues from mobile games increased by $1.66 million or 66.20% from $2.5 million for the year ended December 31, 2020 to $4.2 million for the year ended December 31, 2021. Mobile games is highly cyclical-each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing. As a majority of our mobile games are reaching a decline trend, the contribution to the revenue increased compared to the previous year.

Information Services

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

Our cost of revenues from interactive toys - animation series increased by $1.19 million or 89.45% from $1.33 million for the year ended December 31, 2020 to $0.14 million for the year ended December 31, 2021. The decrease in costs of revenues from interactive toys-animation series is also due to the revenue decrease resulting from the decrease in purchasing resulting from COVID-19.

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

Our cost of revenue from information service decreased by $3.03 million or 69.97% for the year ended December 31, 2021 as compared with the year ended December 31, 2020.

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

Our overall gross profit decreased by $6.94 million, or 51.69%, to a gross profit of $6.48 million for the year ended December 31, 2021 from gross profit of $13.4 million for the year ended December 31, 2020, which the gross profit percentage were 42.78% and 54.55%, respectively.

Gross profit percentage for our interactive toys - game series was 50.24% and 65.88% for the year ended December 31, 2021 and 2020, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys - game series business line, which contributed 57.56% of our total revenues for the year ended December 31, 2021 as compared to 65.57% for the year ended December 31, 2020. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2020, and ultimately to a decrease in the gross profit of interactive toys - game series, which was 15.64%.

Gross profit percentage for our interactive toys- animation series was 78.64% and 15.49% for the year ended December 31, 2021 and 2020. The gross profit ratio has increased because in our interactive toys - animation series sales channel, the gross profit ratio of e-commerce channels is higher than that of distribution channels. In 2021, interactive toy-animation series sales accounted for only 4.34% of the whole revenue, and the sales of the interactive toy-animation series through e-commerce channels accounted for thousands of RMB.

Gross profit percentage for mobile games was 30.63% for the year ended December 31, 2021 compared to 99.58% for the year ended December 31, 2020. The  decrease was the result of restricted regulations on juvenile’s protection and lightening policies of the industry which led to the increase of cost and the lower efficiency of the industry.

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

The $12.92 million increase in R&D expenses is mainly attributable to $9.6 million increase of technical service fees of Blue Hat Fujian which expenditure its whole research input. This increase was also a result of the new acquisition of Fujian Youth, Fuzhou CSFC, Fuzhou UC71 in 2021. The R&D expenses of these three companies are additional expenses as there were no such expenses in 2020. In order to remain committed to the innovation, development and production of technologies, we have prepaid $6.13 million for R&D.

Other expense, net

Total other income, net decreased by $30,667 or 6.34% from $483,588 for the year ended December 31, 2020 to $452,291 for the year ended December 31, 2021. The decrease in total other expense, net was due to decrease of $40,644 in interest expense and a decrease of 16,078 in other finance expenses, which was mainly the result of interest from termination of time deposit. An increase of $8,218 in interest income was offset by the decrease of interest expense and other finance expenses.

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

As of December 31, 2022, our working capital was $4.12 million and cash equivalents amounted to $76,535. Our current assets were $21.53million and our current liabilities were $17.41 million with shareholders’ equity of $14.53 million as of December 31, 2022. We generated net loss of $9.41 million and net loss of $61.55 million from our operations for the year ended December 31, 2022 and 2021 respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

The following were short-term bank loans the Company has obtained and repaid during the fiscal year 2020, 2021, 2022:

Bank Name	Maturities	Interest Rate	Collateral/Guarantee
Industrial Bank	December 2020	5.88%	Guarantee by Xiaodong Chen, Juanjuan Cai	$766,295

Industrial Bank	December 2020	5.88%	Guarantee by PICC Property and Casualty Company Limited Xiamen Branch, Xiaodong Chen and Juanjuan Cai	$459,777
Industrial Bank	December 2020	5.88%	Guarantee by Xiamen Siming Technology Financing Guarantee Co. Ltd., Xiaodong Chen and Juanjuan Cai	$398,474
China Rich Finance Limited	May 2021	23% per annum for first monthly installment 12% per annum for 2-6 monthly installment	Guarantee by Fujian Blue Hat Interactive Entertainment Technology Ltd., Pingxiang Blue Hat Technology Co. Ltd., and Xiaodong Chen	$2,998,994

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

As of December 31, 2022, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2022
China Merchants Bank	October 2014	7.5%	Guarantee by 26 property rights	$788,119
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	473,825

The loan with Industrial bank was overdue, the case is under litigation, and the court has ordered the Company to repay the loan. Industrial bank has the right to receive the proceeds from the auction of the 26 properties.

As of December 31, 2022, the following were outstanding balances on our long-term bank loans:

		Interest	Collateral/	December 31,	December 31,
Institute name	Maturities	rate	Guarantee	2022	2021
Xiamen Rural Commercial Bank	February 2023	6.583%	Guarantee by	$—	$517,590
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

The following summarizes the key components of our cash flows for the years ended December 31, 2022, 2021 and 2020:

	Years Ended December 31	Years Ended December 31	Years Ended December 31,
	2022	2021	2020

Net cash (used in) generated from operating activities	$(1,598,493)	$(19,807,352)	$5,043,723
Net cash used in investing activities	6,336	(4,498,355)	(10,761,890)
Net cash generated from financing activities	2,530,674	7,574,848	2,493,110
Effect of exchange rate change on cash, cash equivalents and restricted cash	(997,544)	1,113,717	3,547,033
Net change in cash, cash equivalents	$(59,027)	$(15,617,142)	$321,976

Cash flows from operating activities

 Net cash used in operating activities was $1.60 million for the year ended December 31, 2022 and was primarily attributable to (i) net loss of $9.41 million, (ii) various non-cash items of $5.32 million, such as Depreciation of property and equipment, Amortization of intangible assets, Impairment of long term investment, share-based payments, etc, (iii) a $3.99 million increase in account receivables, (iv) $0.07 million decrease in account payables, and (v) a $0.6 million decrease in customer deposits. This cash outflow is offset by (i) a $0.05 million increase in other payables and accrued liabilities, (ii) a $0.55 million decrease in taxes payable, (iii) a $0.39 million increase in other receivables, and (iv) a $0.82 million decrease in prepayments.

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

Cash flows from investing activities

 Net cash used in investing activities was $6,336 for the year ended December 31, 2022.

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

Cash flows from financing activities

 Net cash provided by financing activities was $2.53 million for the year ended December 31, 2022 and was primarily attributable to $0.09 million in proceeds of issuance of ordinary shares, $0.89 million in proceeds from related party loan, and $1.55 from proceeds from convertible payable and change in restricted cash $1,129.

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

Capital Expenditures

In the years ended December 31, 2022, 2021 and 2020, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

C. Research and development, patents and licenses, etc.

Research and Development

 We believe the key to success in the AR interactive toy market is research and development. As such, we have invested, and intend to continue to invest, substantial resources in the research and development of AR interactive technologies. We maintain two high quality research and development teams responsible for hardware and software design. Both research and development teams consist of 8 AR specialists, including many top talented individuals in the AR field, and are led by individuals with experience from China’s prominent internet game developers and operators. Approximately 2 members of our research and development team are based in Xiamen, mainly focusing on the research and development of electronic toys, AR games and products for licensing. Approximately 6 members of our research and development team are based at our Fuzhou branch, focusing on mobile games and AR game research and development. We also cooperate with several third party research and development teams. For example, we are partnering with Fujian Normal University Embedded Development Laboratory on the development of our Qi Platform. For example, we provide the funding for the project with Fujian Normal University, and in turn, we are able to use the facilities of Fujian Normal University and retain the intellectual property developed during the project.

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

Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect our products from infringement, and contribute to our competitive advantages. To secure the value of our technology and developments, we are aggressive in pursuing a combination of patent, trademark and copyright protection for our proprietary technologies. As of April 27, 2023,  our intellectual property portfolio included 224 authorized patents, 14 applications for PCT international patents, 794 artistic copyrights,94 registered trademarks and 134 software copyrights.

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

F. Tabular disclosure of contractual obligations

As of December 31, 2022, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due by Period
		Less than			More than
Contractual obligations	Total	1 year	1 3 years	3 5 years	5 years
Loan obligations	$1,261,944	$1,261,944	$—	$—	$—
Operating lease obligations	42,302	11,261	31,041	—	—
Other payables-related party	164,943	164,943	—	—	—
Long-term loans - related party	914,771	—	—	914,771	—
Convertible notes payable	1,393,499	—	1,393,499	—	—
Total	$3,777,459	$1,438,148	$1,424,540	$914,771	$—

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

Name	Age	Position
Xiaodong Chen	55	Chief Executive Officer and Director
Caifan He	50	Chief Financial Officer and Director
Jianyong Cai	61	Chief Technology Officer and Director
Qinyi Fu(1)	37	Independent Director
Jun Ouyang(1)(2)(3)	40	Independent Director
Huibin Shen(3)	50	Independent Director
Can Su(1)(2)	34	Independent Director

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

Shaohong Chen, the owner of Prosper Hat Limited and Shaohong Holding Limited and a shareholder of Blue Hat Fujian, is the sister of Xiaodong Chen.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

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

Compensation of Director and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of approximately RMB 703,800 ($104,720) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries, the VIEs and their subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2022.

Incentive Compensation

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on 9 December, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share. Pursuant to the resolutions of the shareholders of the Company passed on 10 May 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share and it will be executed in July 2022.

2022 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2022.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	$98,738 (RMB 663,600)	—	$98,738 (RMB 663,600)
Caifan He	$69,635 (RMB 468,000)	—	$69,635 (RMB 468,000)
Qinyi Fu	$10,000 (RMB 67,208)	—	$10,000 (RMB 67,208)
Jun Ouyang	$10,000 (RMB 67,208)	—	$10,000 (RMB 67,208)
Huibin Shen	$10,000 (RMB 67,208)	—	$10,000 (RMB 67,208)
Can Su	$10,000 (RMB 67,208)	—	$10,000 (RMB 67,208)

During the year ended December 31, 2022, Jianyong Cai did not receive any compensation.

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

D. Employees

As of December 31, 2022, we had 27   employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 9,894,734 ordinary shares outstanding as of December 31, 2022

Except as otherwise indicated, all of the shares reflected in the table are ordinary shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Blue Hat Interactive Entertainment Technology, 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, and our telephone number is 86-592-228-0081.

		Percentage
	Number of Shares	of Shares
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned
5% or Greater Shareholders :
Victory Hat Limited(1)	1,308,916	13.23%
Feilong Liu	581,200	5.87%
Directors and Executive Officers:
Xiaodong Chen(2)	1,308,916	13.23%
Caifan He(3)	100,495	1.02%
Jianyong Cai(4)	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
All current directors and executive officers as a group (7 persons)	1,409,411	14.25%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	Includes 1,308,916 ordinary shares held by Victory Hat Limited..

(3)	Represents the 100,495 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(4)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

Please refer to Item 6.E. “Directors, Senior Management and Employees-Share Ownership.”

B. Related Party Transactions

During the last three years, we have engaged in the following transactions with our directors, executive officers or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

As of December 31, 2022 and December 31, 2021, we owed $ 935,878 and $32,244, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen.

The loan from Xiaodong Chen of $21,107 was paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand . $914,771 was for  borrowing, the loans are unsecured, interest free and due on 31 January, 2026.

As of December 31, 2022 and December 31, 2021, we owed $140,041 and $154,259, respectively, to Huaqiang Yang, our shareholder, who holds 15.5% of Fuzhou CSFC. It was transfer payable.

As of December 31, 2022 and December 31, 2021, we owed $3,795 and nil, respectively, to Beautiful Jade Ltd, our shareholders’ investment company. It was attorney fee.

These amounts are included in the consolidated financial statements as related party payables. See Note 1 5 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

See “Item 4. Information on the Company-A. History and Development of the Company.”

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

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is 500,000,000 ordinary shares with a par value of $0.01 per ordinary share.

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

D. Exchange Controls

See “Item 4. Information on the Company-B. Business Overview-Regulation-Regulations Relating to Foreign Currency Exchange and Dividend Distribution.”

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

I. Subsidiary Information

For information on our subsidiaries, see “Item 4. Information on the Company-A. History and Development of the Company and C. Organizational Structure”, note 1 to our consolidated financial statements included in “Item 18. Financial Statements” and Exhibit 8.1 to this annual report.

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

In preparing our consolidated financial statements for the years ended December 31, 2021 and December 31, 2022, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2022. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2022.

The annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2022.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for years ended December 31, 2021 and December 31, 2022 three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2022, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2022. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

ITEM 16. [Reserved]

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

	For the year ended
	December 31,
	2022	2021
Audit fees (1)	$160,000	$160,000
Audit-related fees (2)	—	—
Tax fees(3)	—	—
All Other Fees(4)	160,000	160,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2022. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

NASDAQ Listing Rule 5635 generally provides that shareholder approval is required of U.S. domestic companies listed on the NASDAQ Capital Market prior to issuance (or potential issuance) of securities (i) equaling 20% or more of the company’s ordinary shares or voting power for less than the greater of market or book value (ii) resulting in a change of control of the company; and (iii) which is being issued pursuant to a stock option or purchase plan to be established or materially amended or other equity compensation arrangement made or materially amended. Notwithstanding this general requirement, NASDAQ Listing Rule 5615(a)(3)(A) permits foreign private issuers to follow their home country practice rather than these shareholder approval requirements. The Cayman Islands do not require shareholder approval prior to any of the foregoing types of issuances. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities as described above. The Board of Directors of the Company has elected to follow the Company’s home country rules as to such issuances and will not be required to seek shareholder approval prior to entering into such a transaction.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Blue Hat Interactive Entertainment Technology and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.2 of Amendment No. 2 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 25, 2019)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Form of Representative’s Warrant (incorporated by reference to Exhibit 4.2 of Amendment No. 1 to our Registration Statement on Form F- 1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
2.3	Description of Securities (incorporated herein by reference to the section titled &horbar;”Description of Share Capital and Governing Documents”&Vert; in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Unofficial English Translation of Exclusive Business Cooperation Agreement, dated as of November 13, 2018, between Xiamen Duwei Consulting Management Co., Ltd. and Fujian Blue Hat Interactive Entertainment Technology Ltd. (incorporated by reference to Exhibit 10.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2 019)
4.2	Unofficial English Translation of Call Option Agreements, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd., and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.2 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.3	Unofficial English Translation of Equity Pledge Agreement, dated as of November 13, 2018, among the shareholders of Fujian Blue Hat Interactive Entertainment Technology Ltd., Fujian Blue Hat Interactive Entertainment Technology Ltd. and Xiamen Duwei Consulting Management Co., Ltd. (incorporated by reference to Exhibit 10.3 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Unofficial English Translation of Shareholders’ Powers of Attorney, dated as of November 13, 2018 (incorporated by reference to Exhibit 1 0.4 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4,2 019)
4.5	Unofficial English Translation of Irrevocable Commitment Letters, dated as of November 13, 2018 (incorporated by reference to Exhibit 1 0.5 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)

4.6	Form of Shareholder Pledge Agreement (incorporated by reference to Exhibit 99.5 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.7	Form of Voting Agreement (incorporated by reference to Exhibit 99.6 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
4.8	Bilingual Exclusive Business Cooperation Agreement (with English included) Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd. (incorporated by reference to Exhibit 4.20 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022).
4.9	Bilingual Call Option Agreements (with English included), between shareholders of Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd. (incorporated by reference to Exhibit 4.21 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022).
4.10	Bilingual Equity Pledge Agreement (with English included), between the shareholders of Fujian Roar Game Technology Ltd. and Fujian Fresh Joy Co., Ltd. (incorporated by reference to Exhibit 4.22 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022).
4.11	Bilingual Shareholders’ Powers of Attorney (with English included). (incorporated by reference to Exhibit 4.23 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022).
4.12	Bilingual Irrevocable Commitment Letters. (incorporated by reference to Exhibit 4.24 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on May 16, 2022)
10.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.2	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
10.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.4	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
10.5	Form of Securities Purchase Agreement dated July 8, 2020 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
10.6	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
10.7	Form of Warrant to Purchase Ordinary Shares (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
10.8	Form of Registration Rights Agreement (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on July 9, 2020).
10.9	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).

10.10	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.11	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.12	Form of Warrant issued to Purchasers (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.13	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
10.14	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).
10.15	Form of Securities Purchase Agreement dated July 12, 2022 between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 12, 2022).
10.16*	Equity Purchase Agreement dated August 25, 2022 between Fujian Blue Hat Group Co. Ltd and Xiamen Shengruihao Technology Co., Ltd.
10.17	Form of Securities Purchase Agreement dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
10.18	Form of Convertible Promissory Note dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
10.19	Amendment to Convertible Promissory Note dated October 24, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 25, 2022).
10.20	Form of Securities Purchase Agreement dated March 28, 2023 between Blue Hat Interactive Entertainment Technology and F&P Capital Management Company Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on March 31, 2023).
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
Xiaodang Chen
Date: May 8, 2023		Chief Executive Officer and Director

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations of appropriately $9.41 million and has negative operating cash flow of appropriately $1.60 million. These conditions indicate that a material uncertainty exists that raise substantial doubt on its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore
May 8, 2023
PCAOB ID#3487

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2022	2021

ASSETS
Current assets:
Cash and cash equivalents	$76,535	$135,562
Restricted cash	1,129	—
Inventories	—	108,623
Accounts receivable, net	13,491,494	16,679,694
Other receivables, net	4,704,455	2,976,482
Other receivables, related party	1,428,913	—
Prepayments, net	1,829,544	1,803,783
Total current assets	21,532,070	21,704,144
Non-current assets:
Operating lease, right-of-use asset	40,596	155,223
Prepayments	2,495,570	1,704,812
Property, plant and equipment, net	3,834,651	4,149,145
Intangible assets, net	4,650,972	6,916,107
Long-term investments	1,722,999	1,882,146
Total non-current assets	12,744,788	14,807,433
Total assets	$34,276,858	$36,511,577

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$1,261,944	$860,915
Taxes payable	2,737,499	3,287,640
Accounts payable	885,530	959,198
Other payables and accrued liabilities	11,447,052	11,389,737
Other payables - related party	164,943	186,503
Operating lease liabilities - current	11,261	97,054
Customer deposits	899,979	1,500,677
Total current liabilities	17,408,208	18,281,724
Non-current liabilities:
Operating lease liability	31,041	62,057
Long-term loans banks	—	517,590
Long-term loans – related party	914,771	—
Convertible notes payable	1,393,499	—
Total other liabilities	2,339,311	579,647
Total liabilities	19,747,519	18,861,371
Shareholder’s equity
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 9,894,734 shares issued and outstanding as of December 31, 2022, 5,382,383 shares issued and outstanding as of December 31, 2021	98,947	53,824
Additional paid-in capital	44,145,826	36,281,992
Statutory reserves	2,143,252	2,143,252
Retained earnings	(35,113,598)	(25,748,542)
Accumulated other comprehensive loss	834,513	2,459,256
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	12,108,940	15,189,782
Non-controlling interests	2,420,399	2,460,424
Total Equity	14,529,339	17,650,206

Total liabilities and shareholders’ equity	$34,276,858	$36,511,577

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

Revenues	$7,376,009	$15,155,074	$24,599,923
Cost of revenue	(3,377,660)	(8,672,150)	(11,179,903)
Gross profit	3,998,349	6,482,924	13,420,020
Operating expenses:
Selling	(1,133,625)	(3,799,640)	(480,368)
Research and development	(4,461,888)	(13,169,157)	(246,923)
General and administrative expenses	(6,369,245)	(32,032,186)	(2,488,320)
Impairment loss	(33,397)	(18,439,524)	—
Total operating expenses	(11,998,155)	(67,440,507)	(3,215,611)

(Loss) Income from operations	(7,999,806)	(60,957,583)	10,204,409
Other income (expense)
Interest income	374	156,038	147,820
Interest expense	(331,277)	(398,963)	(439,607)
Other finance expenses	(15,564)	(66,233)	(82,311)
Other income (expense), net	39,080	(143,763)	(109,490)
Total other expense, net	(307,387)	(452,921)	(483,588)

(Loss)/ income from Continuing Operations before income taxes	(8,307,193)	(61,410,504)	9,720,821
Provision for income taxes	(1,097,888)	(138,061)	(1,672,957)
(Loss)/ income from continuing operations	(9,405,081)	(61,548,565)	8,047,864

Discontinued Operations (Note 20)
Gain on disposal of discontinued operations	—	1,493,945	—
Income from discontinued operations	—	—	233,153

Net Income (Loss)	(9,405,081)	(60,054,620)	8,281,017
Less: Net (loss) income attributable to non-controlling interest	(40,025)	(2,918,680)	111,404

Net (Loss) Income attributable to Blue Hat Interactive
Entertainment Technology	(9,365,056)	(57,135,940)	8,169,613

Other comprehensive (loss) income
Net (loss)/ Income from continued operations	(9,405,081)	(61,548,565)	8,047,864
Foreign currency translation adjustment continued operation	(1,624,743)	717,560	3,220,363

Comprehensive (loss) income - continued operation	$(11,029,824)	$(60,831,005)	$11,268,227
Income from discontinued operation	—	1,493,945	233,153
Foreign currency translation adjustment - discontinued operation	—	—	—
Comprehensive income - discontinued operation	$—	$1,493,945	$233,153

Comprehensive (loss) income	$(11,029,824)	$(59,337,060)	$11,501,380

Less: Net (loss) income attributable to non-controlling interest	(40,025)	(2,918,680)	111,404

Comprehensive income (loss) attributable to Blue Hat Interactive Entertainment shareholders	(10,989,799)	(56,418,380)	11,389,976

Weighted average number of ordinary shares
Basic	7,639,482	5,053,727	3,855,369
Diluted	8,565,163	5,800,048	3,985,907

Earnings per share
Basic (loss) earnings per share from continued operation	$(1.23)	$(11.60)	$2.09
Basic earnings per share from discontinued operation	—	0.26	0.06

Diluted Earnings per share:
Diluted (loss) earnings per share from continued operation	$(1.09)	$(10.11)	$2.02
Diluted earnings per share from discontinued operation	—	0.26	0.06

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive	Non- Controlling
	Shares	Par value	capital	reserve	Unrestricted	income	interest	Total

BALANCE, December 31, 2020	$3,855,369	$38,554	$23,466,482	$2,204,174	$31,387,398	$1,489,779	$111,404	$58,949,708

Issuance of ordinary shares - cash	1,345,000	13,450	11,903,355	—	—	—	—	11,916,805
Issuance of ordinary shares for conversion of debt	157,014	1,570	756,580	—	—	—	—	758,150
Share based payment service	25,000	250	155,575	—	—	—	—	155,825
Net loss from continued operation	—	—	—	—	(58,629,885)	—	(2,918,680)	(61,548,565)
Net income from discontinued operation	—	—	—	—	1,493,945	—	—	1,493,945
Statutory reserves	—	—	—	—	—	—	—	—
Acquisition of Fresh Joy	—	—	—	—	—	—	5,379,104	5,379,104
Disposition of Discontinue operation	—	—	—	(60,922)	—	—	(111,404)	(172,326)

Foreign currency translation	—	—	—	—	—	969,477	—	717,560

BALANCE, December 31, 2021	5,382,383	$53,824	$36,281,992	$2,143,252	$(25,748,542)	$2,459,256	$2,460,424	$17,650,206

Issuance of ordinary shares - cash	78,400	784	87,808	—	—	—	—	88,592
Issuance of ordinary shares - prepayment for acquisition of assets	1,000,000	10,000	3,510,000	—	—	—	—	3,520,000
Issuance of ordinary shares-conversion of debt	414,786	4,147	252,668	—	—	—	—	256,815
Issuance of ordinary shares – cashless exercise	270,492	2,705	(2,705)	—	—	—	—	—
Share based payment service	2,140,000	21,400	2,426,150	—	—	—	—	2,447,550
Net loss from continued operation	—	—	—	—	(9,365,056)	—	(40,025)	(9,405,081)
Share-based payments - omnibus equity plan	600,000	6,000	1,590,000	—	—	—	—	1,596,000
Reverse split senders	8,673	87	(87)	—	—	—	—	—
Statutory reserves	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(1,624,743)	—	(1,624,743)
BALANCE, December 31, 2022	9,894,734	$98,947	$44,145,826	$2,143,252	$(35,113,598)	$834,513	$2,420,399	$14,529,339

The accompanying notes are an integral part of these consolidated & financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(9,405,081)	$(60,054,620)	$8,281,017
Net income from discontinued operation	—	1,493,945	233,153
Net (loss) from continuing operation	(9,405,081)	(61,548,565)	8,047,864
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	278,562	411,020	268,233
Amortization of intangible assets	1,680,334	3,451,000	740,641
Impairment of goodwill	3,681	3,806,593	—
Impairment of intangible assets	—	14,632,931	—
Impairment of Property, plant and equipment	29,716	—	—
Interest expenses related to convertible note	100,314	—	—
Share-based payments	4,043,550	—	—
Provision for doubtful accounts	(819,413)	29,048,252	972,671
Deferred income taxes	—	255,673	63,107
Changes in operating assets and liabilities:
Accounts receivable	3,986,645	(42,080)	(3,151,363)
Accounts receivables related party	—	1,906,101	(1,906,101)
Other receivables	385,105	(2,058,397)	(1,159,776)
Inventories	116,115	(41,460)	34,495
Prepayments	(823,597)	(5,682,689)	58,441
Operating lease assets	(2,182)	(15,185)	—
Accounts payable	(73,666)	746,840	(82,419)
Other payables and accrued liabilities	52,501	(2,584,323)	(1,882,550)
Customer deposits	(600,698)	901,749	—
Taxes payable	(550,379)	(5,472,210)	3,049,172
Net cash (used in) generated from operating activities - continued operation	(1,598,493)	(22,284,750)	5,052,415
Net cash (used in) generated from operating activities - discontinued operation	—	2,477,398	(8,692)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(3,429)	(142,914)	(2,207,894)
Proceeds from disposal of equipment	9,760	52,799	11,285
Prepayments for intangible assets	—	—	240,157
Purchase of intangible assets	—	(16,385,451)	(9,657,844)
Proceeds from disposal of intangible assets	—	12,985,106	852,406
Disposal of a subsidiary	—	(866,075)	—
Acquisition of subsidiaries, net of cash received	5	(141,820)	—
Net cash from investing activities	6,336	(4,498,355)	(10,761,890)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	88,592	12,830,780	2,698,046
Gross proceeds from issuance of convertible note	1,550,000	—	739,189
Repayment of convertible note	—	(739,189)	—
Proceeds (Repayment) from other payables - related party	893,211	160,666	—
Change in restricted cash	(1,129)	—	—
Repayments of short-term loans - banks	—	(4,663,292)	(4,349,339)
Short-term loans - banks	—	—	3,477,422
Repayments of long-term loans - third party	—	(14,117)	(72,208)
Net cash generated from financing activities	2,530,674	7,574,848	2,493,110
EFFECT OF EXCHANGE RATES ON CASH	(997,544)	1,113,717	3,547,033
NET CHANGES IN CASH AND CASH EQUIVALENTS	(59,027)	(15,617,142)	321,976
CASH AND CASH EQUIVALENTS, beginning of year	135,562	15,752,704	15,478,587
CASH AND CASH EQUIVALENTS, end of year	$76,535	$135,562	$15,800,563

Less: cash and cash equivalents from the discontinued operations, end of year	—	—	47,859
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$76,535	$135,562	$15,752,704

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$76,535	$135,562	$15,752,704
CASH AND CASH EQUIVALENTS, end of year	$76,535	$135,562	$15,752,704

Provision for doubtful trade receivables	$(798,445)	$5,747,069	$909,223
Provision for doubtful other receivables	(20,554)	13,471,554	12,691
Reversal for doubtful prepayments	7,078	9,803,067	50,757
Allowance for inventory	(7,492)	26,561	—
(Reversal)/Provision for doubtful accounts	$(819,413)	$29,048,251	$972,671

Cash paid for income tax	$1,097,888	$1,529,850	$779,459

Cash paid for interest	$33,542	$398,963	$439,607

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$40,596	$155,223	$231,988

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$11,261	$97,054	$242,046

The accompanying notes are an integral part of these consolidated &filig;nancial statements.

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

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

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

100% owned by Fujian Blue Hat Interactive Technology Co., Ltd.

Pingxiang Blue Hat Technology Co. Ltd.	● A PRC limited liability company ● Incorporated on September 10, 2018 ● Registered capital of $302,540 (RMB 2,000,000) ● Designing, producing, promoting and selling animated toys with mobile	100% owned by Fujian Blue Hat Interactive Technology Ltd.

Xiamen Bluehat Research Institution of Education Co., Ltd	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fujian Lanyun Canghai Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 29, 2021 ● Software development, promoting and selling of toys and stationery	100% owned by Fujian Blue Hat Interactive Entertainment Technology Ltd

Fuzhou Qiande Educational Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd.

Fresh Joy Entertainment Ltd	● A British Virgin Islands company, acquired on January 25, 2021 ● Incorporated on January 7, 2020 ● A holding company	100% owned by Fujian Lanyun Canghai Technology Co., Ltd.

Hong Kong Xinyou Entertainment Company	● A Hong Kong company, acquired on January 25, 2021 ● Incorporated on August 18, 2020 ● A holding company	100% owned by Fresh Joy Entertainment Ltd

Fujian Xinyou Technology Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise (“WFOE”), acquired on January 25, 2021 ● Incorporated on September 29, 2020 ● A holding company	100% owned by Hong Kong Xinyou Entertainment Limited.

Fujian Roar Game Technology Co. Ltd.	● A PRC limited liability company, acquired on January 25, 2021 ● Incorporated on December 6, 2019 ● Designing, producing, promoting and selling animated toys with mobile	VIE of Fujian Xinyou Technology Co., Ltd.

Fuzhou UC71 Co., Ltd.	● A PRC limited liability company ● Incorporated on October 25, 2016 ● Registered capital of $1,854,456 (RMB 12,000,000) ● Software development, Information technology consulting service	100% owned by Fujian Roar Game Technology Co., Ltd

Fuzhou CSFCTECH Co. Ltd.

● A PRC limited liability company, acquired on January 25, 2021

● Incorporated on August 5, 2011

● Registered capital of $3,001,159 (RMB 20,000,000)

● Software development, animation design and web design

51% owned by Fujian Roar Game Technology Co., Ltd .

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

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

Going Concern

The Company’s financial statements are prepared assuming that the Company will continue as a going concern.

The Company incurred operating loss of $9.41 million and generated negative operating cash flows of $1.60 million for the year ended December 31, 2022 and may continue to incur operating losses and generate negative operating cash flows as the Company implements its future business plan. By fund raising from the market and potential investors, the Company is going to expand our business, especially in commodity trading, which already brought significant improvement in fourth quarter of 2022. The Company believe this business will keep making profit and enhancing the cash flow for our company in 2023.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully execute its new business strategy and eventually attain profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $834,513, $2,459,256 and $1,741,696 as of December 31, 2022, 2021 and 2020, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2022, 2021 and 2020 were translated at 6.96 RMB, 6.38 RMB and 6.52 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2022, 2021 and 2020 were 6.70 RMB, 6.45 RMB and 6.90 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

Cash and restricted cash

Cash and cash equivalents consist of cash on hand; demand deposits and time deposits placed with banks or other financial institutions and have original maturities of less than three months.

Deposits in banks in the PRC are only insured by the government up to RMB500,000, and are consequently exposed to risk of loss. The Company believes the probability of a bank failure, causing loss to the Company, is remote.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows.

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2022 and 2021, allowance for the doubtful accounts was $5,083,245 and $6,394,429, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2022 and 2021, allowance for the doubtful accounts was $12,489,219 and $13,665,255, respectively.

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

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2022 and 2021, allowance for the doubtful accounts was $1,368,535 and $1,487,210, respectively.

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

2. Summary of Significant Accounting Policies and Practices - continued

Goodwill

Goodwill represents the excess of the purchase consideration over the acquisition date amounts of the identifiable tangible assets acquired and liabilities assumed from the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries. Goodwill is not amortized but is tested for impairment if events or changes in circumstances indicate that it might be impaired. The company assessed qualitative factors to determine if it is necessary to perform quantitative assessment. In the qualitative assessment, the company considers factors such as macroeconomic conditions, industry and market considerations, overall financial performance, and other specific information related to the operations, business plans and strategies.

Impairment for long-lived assets other

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2022, 2021 and 2020, impairment for long-lived assets was $29,716, $14,632,931 and $0 respectively.

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

Long-term investments - continued

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2022, 2021 and 2020.

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

Our cash and cash equivalents and restricted cash are classified within level 1 of the fair value hierarchy because they are value using quoted market price.

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

Commodity Trading

For the sale of third-party products where the Company obtains control of the product before transferring it to the customer, the Company recognizes revenue based on the gross amount billed to customers. The Company considers multiple factors when determining whether it obtains control of third-party products, including evaluating if it can establish the price of the product, retains inventory risk for tangible products or has the responsibility for ensuring acceptability of the product. The company recognize net revenue from sale of Glycol when no control obtained throughout the transactions.

Shipping and handling

Shipping and handling costs amounted to $2,927, $25,892 and $38,025 for the years ended December 31, 2022, 2021 and 2020, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $977,631, $3,494,507 and $2,763 for the years ended December 31, 2022, 2021 and 2020, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Total government subsidies amounted to $19,969, $99,948 and $28,623 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 925,681 and 746,321 for the years ended December 31, 2022 and 2021.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $111,987 $104,287 and $23,235 for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Recently issued accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

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

Accordingly, the account of our wholly owned entity is consolidated in the accompanying financial statements. In addition, its financial positions and results of operations are included in the Company’s consolidated financial statements. The carrying amount of the VIEs’ consolidated assets and liabilities are as follows:

	December 31,	December 31,
	2022	2021

Current assets	$18,522,735	$6,702,528
Property and equipment, net	102,688	211,924
Other non-current assets	8,910,138	10,672,824
Total assets	27,535,561	17,587,276
Total liabilities	10,027,011	10,825,262
Net assets	$17,508,550	$6,762,014

3. VARIABLE INTEREST ENTITY (“VIE”) - continued

	December 31,	December 31,
	2022	2021
Current liabilities:
Short-term loans - banks	$1,261,944	$860,915
Current maturities of long-term loans third party	—	—
Accounts payable	910,686	959,198
Other payables and accrued liabilities	3,305,351	3,328,862
Other payables related party	193,407	211,271
Operating lease liability - current	11,257	97,052
Customer deposits	1,566,443	1,500,677
Taxes payable	2,746,882	3,287,640
Total current liabilities	9,995,970	10,245,615
Operating lease liabilities	31,041	62,057
Long-term loans - third party	—	517,590
Total liabilities	$10,027,011	$10,825,262

The summarized operating results of the VIEs are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Revenues	$6,206,647	$15,155,074	$24,599,923
Gross profit	$(3,057,854)	$(6,482,924)	$13,420,020
(Loss) Income from operations	$(3,891,685)	$(55,966,045)	$11,511,579
Net (Loss) income from continuing operation	$(5,191,833)	$(55,453,545)	$9,548,866
Net income from discontinued operation	$—	$833,876	233,153
Non-controlling interest from continuing operation	$(40,025)	(2,918,680)	—
Non-controlling interest from discontinued operation	—	$—	111,404
Net income attributable to VIE’s	$(5,151,808)	$(51,700,989)	$9,670,615

4. ACQUISITIONS

During 2022, the Company completes acquisitions of Xiamen Shengruihao Technology Co., Ltd (“Shengruihao”). The transaction was accounted for in accordance with the provisions of ASC 805-10, Business Combinations. The values assigned in these financial statements represent management’s best estimate of fair values as of the Acquisition Date.

Acquisition of Shengruihao

On September 2022, Blue Hat Group entered into an acquisition pursuant to which it acquired 100% entity interest of Xiamen Shengruihao Technology Co., Ltd for an aggregated purchase price of $0.15.

The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Xiamen Shengruihao:

Prepayments	$1,436
Total assets acquired	$1,436
Other payables	(4,814)
Tax payables	(238)
Total Liabilities	(5,052)
Net identifiable liabilities assumed	(3,616)
Less: Foreign currency translation	(70)
Add: Goodwill	3,681
Total purchase price for acquisition net of $5 of cash	$(5)

The Company has included the operating results of Shengruihao in our consolidated financial statements since the Acquisition Date.

Acquisition of Fresh Joy

On January 25, 2021, Blue Hat Cayman entered into an acquisition pursuant to which it acquired 100% entity interest of Fresh Joy for an aggregated purchase price of $7.7736 million (the “Purchase Price”), of which 50% paid in cash and the other half paid in the Company’s restricted ordinary shares (the “Ordinary Shares”) at a per share price of the higher of the weighted average volume price of the 20 trading days prior to the issuance of such Ordinary Shares, or $4, the IPO price of the Company’s Ordinary Shares, subject to certain performance targets. Performance target for Fuzhou CSFC net profit is $2.2 million, $3.59 million and $5.74 million to be achieved for each year ending December 31, 2020, 2021 and 2022 respectively. As of the date of this annual report, Fuzhou CSFC did not achieve such performance goal. Fresh Joy, through its affiliated Xinyou Entertainment and Xinyou Technology, signed a series of VIE agreements with Fujian Roar Game, which holds 51% equity of Fuzhou Csfctech Co., Ltd and 100% equity of Fuzhou UC71 Co., Ltd (the “Fresh Joy Group”).

Up to reporting date, the Company has paid $0 to Fresh Joy  . The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Fresh Joy Group:

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

The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Fujian Youth:

Accounts receivables	$78,772
Other receivables	10,321
Inventories	2,955
Prepayments	1,215,130
Property, plant and equipment, net	153
Intangible assets, net	910,284
Total assets acquired	$2,217,615
Accrued expenses and other payables	1,993,335
Total Liabilities	1,993,335
Net identifiable assets acquired	224,280
Less: 48.5% owned by Blue Hat Interactive Entertainment Technology	75,547
Add: Goodwill	14,537
Total purchase price for acquisition net of $944 of cash	$163,270

The Company has included the operating results of Fujian Youth in our consolidated financial statements since the Acquisition Date.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2022	2021
Accounts receivable	$18,574,739	$23,074,123
Allowance for doubtful accounts	(5,083,245)	(6,394,429)
Total accounts receivable, net	$13,491,494	$16,679,694

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$6,394,429	$565,793
(Write-off)/Addition	(798,446)	5,747,069
Exchange rate effect	(512,738)	81,567
Ending balance	$5,083,245	$6,394,429

6. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,	December 31,
	2022	2021

Deposit for business acquisitions	$12,345,111	$13,485,383
Deposit for set-up of research center	86,150	94,107
Others	4,762,413	3,062,247
Allowance for doubtful accounts	(12,489,219)	(13,665,255)
Total other receivables, net	$4,704,455	$2,976,482

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$13,665,255	$32,937
(Write-off)/ Addition	(20,554)	13,471,554
Exchange rate effect	(1,155,482)	160,764
Ending balance	$12,489,219	$13,665,255

The Company acquired Fuzhou CSFC subject to customary conditions; it signed a three party agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of December 31, 2022, the Company paid a refundable deposit of $5,992,987 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2022 the Company paid a refundable deposit of $6,352,124 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2022, the Company paid $86,150 to Zhongrun as a refundable deposit for preliminary costs.

7. PREPAYMENTS, NET

Prepayments, net consist of the following:

	December 31,	December 31,
	2022	2021

Prepayments	$61,370	$628,810
Prepaid research and development expenses	2,495,570	1,704,812
Promotion fee	1,742,606	955,246
Other	25,568	219,727
Total prepayments, net	$4,325,114	$3,508,595

	December 31,	December 31,
	2022	2021

Prepayments - current	$3,198,079	$3,290,993
Prepayments - non-current	10,353,273	10,288,302
Allowance for doubtful accounts - current	(1,368,535)	(1,487,210)
Allowance for doubtful accounts -non-current	(7,857,703)	(8,583,490)
Total prepayments, net	$4,325,114	$3,508,595

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$10,070,700	$147,631
Addition	7,078	9,803,067
Exchange rate effect	(851,540)	120,002
Ending balance	$9,226,238	$10,070,700

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

Operating lease expense for the years ended December 31, 2022, 2021 and 2020 was $329,595, $402,416 and $538,427, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2022
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$40,596

Current operating lease liabilities	Operating lease liabilities - current	$11,261
Noncurrent operating lease liabilities	Operating lease liabilities	31,041

Total operating lease liabilities		$42,302

Weighted average remaining lease term (in years):
Operating leases		3.33

Weighted discount rate:
Operating leases		4.75%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2023	$13,015
2024	13,666
2025	14,349
2026	4,864
2027	—
Total	$45,894
Less: amount representing interest	3,592
Present value of future minimum lease payments	42,302
Less: Current obligations	11,261
Long-term obligations	$31,041

As of December 31, 2022 and 2021, the Company has additional operating lease commitments that have not yet commenced of approximately $0 and $0.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	December 31,
	2022	2021
Building	$4,322,359	$4,322,359
Electronic devices	658,691	674,497
Office equipment, fixtures and furniture	63,322	71,865
Vehicle	30,788	237,705
Subtotal	5,075,160	5,306,426
Less: accumulated depreciation and amortization	(1,211,833)	(1,157,281)
Less: impairment	(28,676)	—
Total	$3,834,651	$4,149,145

The depreciation expenses for the years ended December 31, 2022, 2021 and 2020 was $278,562, $ 411,020 and $268,233, respectively.

10. INTANGIBLE ASSETS, NET

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2022	2021

Patents	$1,668,614	$1,378,836
Licensed software	25,473,373	28,270,157
Software development costs	118,139	129,051
Less: accumulated amortization	(8,602,749)	(8,229,006)
Less: impairment	(14,006,405)	(14,632,931)
Intangible assets, net	$4,650,972	$6,916,107

Amortization expenses for the years ended December 31, 2022, 2021 and 2020 amounted to $1,680,334, $3,451,000 and $740,641, respectively. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2022 and 2021, it recorded $14,006,405 and $14,632,931 impairment loss respectively.

The estimated amortization is as follows:

For the year ended December 31	Estimated amortization expense
2023	$1,935,939
2024	1,225,042
2025	710,660
2026	69,249
2027	63,670
Thereafter	646,412
Total	$4,650,972

11. LONG-TERM INVESTMENTS

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2022, 2021 and 2020, the carrying value of cost method investment in Xiamen Blue Wave was $1,722,999, $1,882,146 and $1,839,109 respectively.

Equity method investments

On October 16, 2018, Blue Hat Fujian formed a joint venture with Renchao Huyu (Shanghai) Culture Development Co. Ltd., contributing a 49% ownership interest in Renchao Huyu (Shanghai) Culture Propagation Co. Ltd. (“Renchao Huyu”), with the remaining 51% ownership owned by Renchao Huyu (Shanghai) Culture Development Co. Ltd.

As the Company has significant influence over the investee through its representation on the board, the Company accounted for the investment in Renchao Huyu as equity method investment. As of December 31, 2022 and 2021, no investment has been contributed in Renchao Huyu.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost;(iv) financial condition and near term prospects of the investments. No impairment loss   was recognized for the long-term investments for the years ended December 31, 2022, 2021 and 2020.

12. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ December 31,		December 31,
name	Maturities	rate	Guarantee	2022	2021
China Merchants Bank	October 2014*	7.50%	Guarantee by 26 property rights	$788,119	$860,915
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	473,825	—

Total				$1,261,944	$860,915

*	The short term loan with Industrial bank which should be repaid in 2014 was overdue result in an increase in interest from 7.50% to 11.25% per annual. The case is now under litigation and the guaranteed property is in auction which proceeds from will repay the loan and interests overdue.

Long term loans - banks

Outstanding balances on long-term third party loans consisted of the following:

		Interest	Collateral/	December 31,	December 31,
Institute name	Maturities	rate	Guarantee	2022	2021
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by	—	517,590
			14 property rights

Total				$—	$517,590

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2022, 2021 and 2020 amounted to $331,277, $398,963 and $248,103, respectively.

13. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2022	2021
Payables to non-trade vendors and service providers	$10,064,937	$9,915,900
Salary payables	231,333	404,493
Interest payable	1,094,265	987,231
Other miscellaneous payables	56,517	82,113
Total other payables and accrued liabilities	$11,447,052	$11,389,737

14. CONVERTIBLE NOTES PAYABLE

As of December 31, 2022 and 2021, convertible debt   consisted of the following:

	December 31,	December 31,
	2022	2021

Beginning	$—	$739,189
Addition	1,550,000	—
Interest expenses	(100,314)
Conversion	256,815	(739,189)
Convertible debt, net	$1,393,499	$—

Pursuant to this note, the Company, from time to time, offering the Ordinary Shares, par value 0.01, for an aggregate offering price of $1,550,000, issuable upon the conversion of $1,705,000 principal amount of 6% convertible note due January 14, 2024 (the “Note”).

On October 14,2022, the Company entered into an agreement with Streeterville Capital, LLC (the “Purchaser”). The Purchaser bought the Note which has a principal amount of $1,705,000 and bears an interest rate that equals to 6% per annum, payable after the purchase price date, unless earlier period, or converted.

The Note has a conversion price equal to eighty percent (80%) of the lowest daily VWAP (the dollar volume-weighted average price for ordinary shares on the Nasdaq Capital Market) during the 10 consecutive trading days immediately preceding the conversion date or other date of determination, but not lower than US$0.70 per Ordinary Share or any reset lowest price as applicable (the “Floor Price”). The Note was amended on October 14, 2022 to the effect that the Floor Price is set to $0.70. In the event the Company’s VWAP is lower than the Floor Price, the Company could repay the amount by cash.

The principal and the interest payable under the Note will become due and payable within 15 months after the Maturity Date, unless earlier converted or prepaid by us. At any time from the Maturity Date until the Outstanding Balance has been paid in full, the Purchaser may convert the Note at their option into our Ordinary Shares at the Conversion Price. The Company have the right, but not the obligation, to prepay a portion or all amounts outstanding under the Note prior to the Maturity Date at a cash price equal to 115% of the outstanding Principal balance to be prepaid and plus accrued and unpaid interest, and we provide the holder of the Note not less than ten 10 business days’ prior written notice of our desire to exercise an Optional Prepayment.

15. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2022	2021

Xiaodong Chen	CEO		2	—
Xiamen Jiuqiao Tech.	CEO holding company	Disposal consideration	$1,430,086	$—
Huaqiang Yang	Holds 15.5% of Fuzhou CSFC	transfer receivable	31,085	—
Total			$1,428,913	$—

Other payables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2022	2021

Xiaodong Chen	CEO	Lease and other payable	$21,107	$32,244
Huaqiang Yang	Holds 15.5% of Fuzhou CSFC	transfer payable	140,041	154,259
Bequtiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	—
Total			$164,943	$186,503

Long term loans - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2022	2021

Xiaodong Chen	CEO	Borrowing	$914,771	$—
Total			$914,771	$—

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2026.

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

Tax savings for the years ended December 31, 2022, 2021 and 2020 amounted to $ 0, $0 and $1,115,176, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0, $0 and $0.03 per share for the years ended December 31, 2022, 2021 and 2020, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2022	2021

Current	$1,097,888	$138,061
The provision for income taxes	$1,097,888	$138,061

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%	(10.0)%
Preferential Blue Hat Pingxiang tax rate reduction	—	—	—
Permanent difference	(15.2)%	(15.2)%	2.1%
Effective tax rate	(0.2)%	(0.2)%	17.1%

16. Taxes - continued

Income tax - continued

As of December 31, 2022, 2021 and 2020, the Company had approximately $27 million, $30 million and $0.70 million of allowance for doubtful accounts held at its profitable PRC VIEs with deferred tax assets of approximately $0, $0 and $119,000, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets for certain subsidiaries and VIEs as of December 31, 2022 and 2021. Thus, there were no valuation allowances of December 31, 2022 and 2021 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2022, 2021 and 2020. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2022.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2022	2021

VAT taxes payable	$471,604	$843,257
Income taxes payable	2,074,321	2,265,919
Other taxes payable	191,574	178,464
Totals	$2,737,499	$3,287,640

17. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2022, 2021 and 2020, $76,535, $134,605 and $15,752,639 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2022, two customers accounted for 30.1% and 16.98% of the Company’s total revenues. For the year ended December 31, 2022, two customers accounted for 14.6% and 10.9% of the Company’s total revenues. For the year ended December 31, 2020, one customer accounted for 10.4% of the Company’s total revenues.

As of December 31, 2022, four customers accounted for 17.2%, 12.6%, 10.8% and 10.5% of the total balance of accounts receivable. As of December 31, 2021, three customers accounted for 12.9%, 12.4% and 10.9% of the total balance of accounts receivable. As of December 31, 2020, one customer accounted for 7.7% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2022, three vendors accounted for 22.67%, 13.82% and 13.09% of the Company’s total purchases. For the year ended December 31, 2021, three vendors accounted for 39.72%, 29.96% and 28.40% of the Company’s total purchases. For the year ended December 31, 2020, two vendors accounted for 38.24% and 36.57% of the Company’s total purchases.

As of December 31, 2022, two vendors accounted for 60.60% and 13.70% of the total balance of accounts payable. As of December 31, 2021, one vendor accounted for 10.10% of the total balance of accounts payable. As of December 31, 2020, one vendor accounted for 6.5% of the total balance of accounts payable.

18. SHAREHOLDERS’ EQUITY

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.01 per ordinary share.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

On June 6, 2022, DTCC is presenting 35,641,462 shares for reverse split and request 3,572,818 shares after reverse split. The additional 8,762 shares requested represents Beneficial/Participant.

Securities Purchase Agreement

In June 2022, the Company entered into an Agreement with Aegis Capital Corp., to engages Aegis act as the Company’s exclusive underwriter and investment banker to consist of a sale of up to $10 million of the Company’s Securities. On July 11, 2022, the company issued 500,000 ordinary shares, par value $0.01 per share in the purchase contracts at a price of $3.60 per share directly to Blackhorse Capital Co., Ltd and Gold Bull Capital Co., Ltd respectively. Under the terms of the securities purchase agreement the Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 94,429 ordinary shares of the warrant issued on July 15, 2020, and has exercised 60,845 ordinary shares as of July 26, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.65 per share. The Company has agreed that the undersigned, Hudson Bay Master Fund Ltd., entitled to 300,000 ordinary shares of the warrant issued on July 15, 2020, and has exercised 100,933 and 108,714 ordinary shares respectively as of August 2, 2022 and August 4, 2022 on a Cashless basis, with the bid price as of such time of execution of this exercise was $2.51 and $2.24 per share.

18. Shareholders’ equity

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui , respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021 . According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to Dec 31 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started at January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital was 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted ordinary shares of the Company, par value $0.001 per share.

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

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2022, 2021 and 2020, amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $ 46,388,025, $ 38,479,068 and $ 25,709,210, respectively.

Payments-omnibus equity plan

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share. Pursuant to the resolutions of the shareholders of the Company passed on 10 May 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorised share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share.

Statutory reserve

During the years ended December 31, 2022, 2021 and 2020, Blue Hat PRC entities collectively attributed nil, $(60,922) and $914,409 of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2022, 2021 and 2020, the Company’s shareholders contributed $7,908,957, $12,830,780, and $2,698,046 to the Company.

19. IMPAIRMENT LOSS

The Company recorded $33,397 and $18.44 million of impairment loss in fiscal year 2022 and 2021 respectively related with goodwill and amortization asset.

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

The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2022. The Company has concluded that goodwill impairment loss is $3,681 and $3.81 million as of December 31, 2022 and 2021.

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s book. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is ten years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2022 and 2021, it recorded $nil million and $14.63 million impairment loss respectively.

Property plant and equipment are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life. The useful life of the impaired asset is three years, which is determined by using the time period that an property plant and equipment is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the asset is unlikely to generate cash flow, as of year ended December 2022 and 2021, it recorded $29,716 and $0 impairment loss respectively.

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

On November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered, resulting in a loss on disposal of $1,012.

Loss from discontinued operations for the ended December 31, 2022 and 2021 was as follows:

	December 31	December 31,
	2022	2021
Revenues	$—	$16,464,160
Cost of sales	—	(13,741,705)
Gross profit	—	2,722,455
Operating expenses:
General and Administrative	—	(281,460)
Selling expenses	—	(881,654)
Research and development	—	(6,959)
Total	—	$1,552,382
Other income (expense)
Interest income	$—	$378
Other (expense) income, net	—	66,871
Other finance expenses	—	(14,939)
Total	—	52,310
Loss from discontinued operations before income tax	—	1,604,692
Income tax provision	—	(593,389)
Income from discontinued operations before non-controlling interest	$—	$1,011,303
Less: Net loss attributable to non-controlling interest	—	—
Income from discontinued operation	$—	$1,011,303

The major components of assets and liabilities related to discontinued operations are summarized below:

	December 31,	December 31,
	2022	2021
Cash	$—	$866,075
Accounts receivable	—	2,990,419
Other current assets	—	7,041,322
Prepayments, net	—	2,644,553
Inventories	—	130,532
Property, plant and equipment, net	—	17,044
Other non-current assets	—	70,454
Total assets related to discontinued operations	—	13,760,399
Accounts payable	—	813,038
Other payables and accrued expenses	—	794,599
Operating lease liabilities-current	—	20,621
Customer deposits	—	865,717
Tax payables	—	2,334,922
Other non-current liabilities	—	29,051
Total liabilities related to discontinued operations	$—	$4,857,948

21. COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into three  agreements for game software development and four agreements for community software development. As of December 31, 2022 and 2021, the Company’s commitment under these agreements amounted to $17,115,699 and $16,917,985, respectively.

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

22. SUBSEQUENT EVENT

On March 28, 2023, the Company entered into a Securities Purchase Agreement with F&P Capital Management Company Limited, pursuant to which the Company agreed to sell an aggregate of 4,000,000 ordinary shares, par value $0.01 per share, at a purchase price of $0.70 per share.

23. SEGMENT INFORMATION AND REVENUE ANALYSIS

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

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020

Interactive toys - animation series	$9,061	$657,619	$1,575,903
Interactive toys - game series	155,559	8,723,480	16,131,115
Mobile game	5,181,410	4,165,456	2,506,285
Information service	884,329	1,608,519	4,386,620
Commodity Trading	1,145,650	—	—
Total revenues	$7,376,009	$15,155,074	$24,599,923

Disaggregated information by business lines are as follows:

Year ended December 31, 2022

		Interactive to
	Interactive toys animation series	Game series	Mobile game	Information service	Glycol
Revenue	$9,061	$155,559	$5,181,410	$884,329	$1,145,650
Costs of
revenue	(34,192)	(78,118)	(2,419,222)	(826,096)	(20,032)
Gross Profit	(25,131)	77,441	2,762,188	58,233	1,125,618

23. SEGMENT INFORMATION AND REVENUE ANALYSIS - continued

Year ended December 31, 2021
	Interactive toys animation series	Interactive toys game series	Mobile game	Information Service

Revenue	$657,619	$8,723,480	$4,165,456	$1,608,519
Costs of revenue	(140,450)	(4,340,776)	(2,889,486)	(1,301,438)
Gross Profit	$517,169	$4,382,704	$1,275,970	$307,081

Year ended December 31, 2020
	Interactive toys animation series	Interactive toys game series	Mobile game	Information Service

Revenue	$1,575,903	$16,131,115	$2,506,285	$4,386,620
Costs of revenue	(1,331,731)	(5,503,184)	(10,577)	(4,334,411)
Gross Profit	$244,172	$10,627,931	$2,495,708	$52,209

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Domestic PRC revenues	$7,376,009	$15,155,074	$24,599,923
Export revenues	—	—	—
Total revenues	$7,376,009	$15,155,074	$24,599,923

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

24. Condensed financial information of the parent company - continued

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2021.

PARENT COMPANY BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$6,791	$8,758
Other receivables, net	3,524,253	204,400
Total current assets	3,531,044	213,158
Non-current assets:
Property, plant and equipment, net	3,731,963	3,937,222
Investment in subsidiaries	17,619,903	21,873,789
Total non-current assets	21,351,866	25,811,011
Total assets	$24,882,910	$26,024,169
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$8,041,502	$8,364,775
Other payables - related party	3,799	9,188
Short-term loans	—	—
Convertible notes payable	—	—
Total current liabilities	8,045,301	8,373,963
Non-current liabilities	2,308,270	—
Total liabilities	10,353,571	8,373,963
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 9,894,734, 5,382,383 shares issued and outstanding as of December 31, 2022 and 2021 respectively	98,947	53,824
Additional paid-in capital	44,145,826	36,281,992
Statutory reserves	2,143,252	2,143,252
Retained earnings	(35,113,598)	(25,748,542)
Accumulated other comprehensive losses	834,513	2,459,256
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	12,108,940	15,189,782
Non-controlling interest	2,420,399	2,460,424
Total equity	14,529,339	17,650,206
Total liabilities and shareholders’ equity	$24,882,910	$26,024,169

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
Operating expenses:
General and administrative expenses	$(2,621,808)	$(1,169,384)	$(1,307,167)
Research and development	(2,278,990)	—	—
Other income (expenses):
(Interest expense)/interest income	(100,314)	(169,366)	(175,386)
Other finance expenses	(6,998)	(10,442)	(18,442)
Equity income of subsidiaries and VIEs from continue operation	(4,396,971)	(60,199,373)	9,548,859
Equity income of subsidiaries and VIEs from discontinued operation	—	1,493,945	233,153

NET (LOSS) INCOME	(9,405,081)	(60,054,620)	8,281,017
FOREIGN CURRENCY
TRANSLATION ADJUSTMENT	(1,624,743)	717,560	3,220,363
COMPREHENSIVE (LOSS) INCOME	$(11,029,824)	$(59,337,060)	$11,501,380
Less: Comprehensive income attributable to non-controlling interest	(40,025)	(2,918,680)	111,404
Comprehensive income attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(10,989,799)	$56,418,380	$11,389,976

24.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY - continued

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(9,405,081)	$(60,054,620)	$8,281,017
Net income from discontinued operation	—	1,493,945	233,153
Net income from continuing operation	(9,405,081)	(61,548,565)	8,047,864
Adjustments to reconcile net income to cash used in operating activities:
Equity income of subsidiaries and VIEs	4,396,971	60,199,373	(9,548,859)
Changes in operating assets and liabilities:
Depreciation of property and equipment	205,259	205,398	179,740
Other receivables	(3,319,855)	395,600	—
Other payables and accrued liabilities	(323,274)	5,869,181	925,409
Net cash used in operating activities	(8,445,980)	5,120,987	(395,846)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	—	(2,159,910)
Investment in subsidiary	(1,767,824)	(14,923,600)	(7,660,000)
Net cash used in investing activities	(1,767,824)	(14,923,600)	(9,819,910)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of new shares	—	—	2,110,845
Proceeds from secured convertible promissory note Bonds	—	—	739,189
Underwriter’s partial exercise of over-allotment option, net of issuance costs	7,908,956	12,830,780	—
Proceeds from initial public offering, net of issuance costs	—	—	—
Other payables related party	(5,389)	5,880	3,039
Proceeds from short-term loans		—	2,998,994
Repayment of short-term loans	—	(2,998,994)	—
Proceeds from long-term loans - related party	914,771	—	—
Repayment of convertible payables	—	(739,189)	—
Proceeds from convertible payables	1,393,499	—	—
Net cash used in investing activities	10,211,837	9,098,477	5,852,067
EFFECT OF EXCHANGE RATE ON CASH	—	—	—
NET CHANGES IN CASH AND CASH EQUIVALENTS	(1,967)	(704,136)	(4,363,689)
CASH AND CASH EQUIVALENTS, Beginning of year	8,758	712,894	5,076,583
CASH AND CASH EQUIVALENTS, end of year	$6,791	$8,758	$712,894

SUPPLEMENTAL CASH FLOW
INFORMATION:
Cash and cash equivalents	$6,791	$8,758	$712,894
Restricted cash	—	—	—
CASH AND CASH EQUIVALENTS, end of year	$6,791	$8,758	$712,894