Form 20-F
period 2023-12-31
Blue Hat Interactive Entertainment Technology
filed 2024-04-30
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

For the transition period from ____to ______

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

As of December 31, 2023, there were 58,398,281 ordinary shares issued and outstanding, par value $0.01 per ordinary share.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report on Form 20-F to:

“Blue Hat,” the “Company,” “we,” “us” and “our” refer to Blue Hat Interactive Entertainment Technology and its subsidiaries.

“Blue Hat BVI” refers to Brilliant Hat Limited, a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established under the laws of the British Virgin Islands in Hong Kong on June 26, 2018.

“Blue Hat Fujian” refers to Fujian Blue Hat Interactive Entertainment Technology Ltd., which is considered a variable interest enterprise, or the VIE, for accounting purposes. On June 8, 2023, the VIE was abolished.

“Blue Hat HK” refers to Blue Hat Interactive Entertainment Technology Ltd. which was established in Hong Kong on June 26, 2018.

“Blue Hat Hunan” refers to Hunan Engaomei Animation Culture Development Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

“Blue Hat Pingxiang” refers to Pingxiang Blue Hat Technology Co. Ltd., a PRC limited liability company incorporated on September 10, 2018, divested due to the abolition of the VIE on June 8, 2023.

“Blue Hat Shenyang” refers to Shenyang Qimengxing Trading Co., Ltd., a PRC limited liability company incorporated on October 19, 2017 and deregistered on October 17, 2021.

“Blue Hat WFOE” refers to Xiamen Duwei Consulting Management Co. Ltd., a PRC limited liability company incorporated on October 19, 2017.

“Fresh Joy” refers to Fresh Joy Entertainment Ltd, a holding company 100% owned by Blue Hat Interactive Entertainment Technology Limited. Divested due to the abolition of the VIE on June 8, 2023.

“Fujian Blue Hat” refers to Fujian Blue Hat Group CO. Ltd which was established on August 23, 2021.

“Fujian Lanyun” refers to Fujian Lanyun Canghai Technology Co. Ltd., which was incorporated on June 29, 2021. Divested due to the abolition of the VIE on June 8, 2023.

“Fujian Roar Game” refers to Fujian Roar Game Technology Co., Ltd., which was incorporated on December 6, 2019. Divested due to the abolition of the VIE on June 8, 2023.

“Fujian Xinyou” refers to Fujian Xinyou Technology Co., Ltd., which was incorporated on September 29, 2020. Divested due to the abolition of the VIE on June 8, 2023.

“Fujian Youth” refers to Fujian Youth Hand in Hand Educational Technology Co. Ltd., a PRC limited liability company incorporated on September 18, 2017.

“Fuzhou CSFC” refers to Fuzhou CSFCTECH Co., Ltd, a PRC limited liability company incorporated on August 5, 2011, which is 51% controlled by Fujian Roar Game via VIE. Divested due to the abolition of the VIE on June 8, 2023.

“Fuzhou UC71” refers to Fuzhou UC71 Co. Ltd, a PRC limited liability company 100% controlled by Fujian Roar Game via VIE. Divested due to the abolition of the VIE on June 8, 2023.

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

“Qiande” refers to Fuzhou Qiande Educational Technology Co., Ltd. which was incorporated on March 24, 2021.

“Bluehat Research” refers to Xiamen Bluehat Research Institution of Education Co. Ltd., which was incorporated on February 20, 2021.

“Xunpusen” refers to Xunpusen (Xiamen) Technology Co. Ltd., a PRC limited liability company 60% controlled by Fujian Blue Hat Interactive Entertainment Technology Ltd which was sold to a third party on September 20, 2021.

“Shengruihao” refers to Xiamen Shengruihao Technology Co., Ltd, a PRC company established on June 30, 2021, which was 100% controlled by Blue Hat Group.

“Golden Strategy” refers to Golden Strategy Ltd which was established under the laws of the British Virgin Islands in Hong Kong on April 3, 2023.

“Golden Alpha” refers to Golden Alpha Strategy Limited which was established in Hong Kong on April 18, 2023.

“BH Technology” refers to Blue Hat Technology Ltd. (USA) which was established in USA on July 21, 2023.

“ Huangxin” refers to Guangzhou Huangxin Enterprise management Co., LTD which was established on July 5, 2023.

“Chongqing Duwei” refers to Chongqing Duwei Chuangda electronic Technology Co., LTD, a PRC limited liability company incorporated on June 13, 2023.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the average translation rates applied to statement of income accounts for the periods ended December 31, 2023 and 2022 were RMB7.04 and RMB 6.72 to $1.00, respectively. The balance sheet amounts as of December 31, 2023 and 2023 were translated at RMB7.08 and RMB 6.96, respectively.

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

Before we changed our business focus to commodities trading, we depend upon Shengruihao, and Fujian Blue Hat, our pre-existing variable interest entity, to conduct our business in China, which may not be as effective as direct ownership. Since the second half of 2023, we started to focus on the commodity business through our subsidiaries;

We face risks related to health epidemics, severe weather conditions and other outbreaks, in particular, the coronavirus pandemic;

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2021, 2022 and 2023 and as of December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:	December 31,	December 31,	December 31,
	2023	2022	2021
Total current assets	$39,282,300	$21,532,070	$21,704,144
Total assets	49,262,838	34,276,858	36,511,577
Total current liabilities	5,664,392	17,408,208	18,281,724
Total liabilities	8,640,763	19,747,519	18,861,371
Total shareholders’ equity	40,622,075	12,108,940	15,189,782
Total liabilities and shareholders’ equity	$49,262,838	$34,276,858	36,511,577

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2023	2022	2021
REVENUES	$73,686,733	$2,195,954	$12,139,500
COST OF REVENUES	(72,532,882)	(958,438)	(5,782,664)
GROSS PROFIT	1,153,851	1,237,516	6,356,836
OPERATING EXPENSES:
Selling	(7,677)	(159,937)	(315,600)
Research and development	(2,570,158)	(2,734,982)	(11,233,806)
General and administrative	(13,766,487)	(6,224,674)	(31,335,421)
Impairment Losses	(13,693,305)	(33,397)	(14,632,931)
Total operating expenses	(30,037,627)	(9,152,990)	(57,517,758)
INCOME FROM OPERATIONS
OTHER EXPENSE	(28,883,776)	(7,915,474)	(51,160,922)
Interest income	7	374	156,038
Interest expense	(222,057)	(133,882)	(229,985)
Other finance expenses	(62,025)	(15,264)	(65,344)
Other (expense) income, net	66,205	39,080	(191,499)
Total other expense, net	(217,870)	(109,692)	(330,790)
LOSS BEFORE INCOME TAXES	(29,101,646)	(8,025,166)	(51,491,712)
PROVISION FOR INCOME TAXES	(6,081)	(1,097,888)	(1,104)
LOSS FROM CONTINUING OPERATION	(29,107,727)	(9,123,054)	(51,492,816)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	7,389,310	—	1,493,945
Loss from discontinued operations	—	(282,027)	(10,055,749)

NET LOSS	(21,718,417)	(9,405,081)	(60,054,620)
Less: Net loss attributable to non-controlling interest	(2,420,399)	(40,025)	(2,918,680)

Net Loss attributable to Blue Hat Interactive Entertainment Technology	(19,298,018)	(9,365,056)	(57,135,940)

OTHER COMPREHENSIVE LOSS
Net loss from continued operations	(29,107,727)	(9,123,054)	(51,492,816)
Foreign currency translation adjustment - continued operation	(199,032)	(1,883,571)	651,272
COMPREHENSIVE LOSS - CONTINUED OPERATION	$(29,306,759)	$(11,006,625)	$(50,841,544)

Income (loss) from discontinued operation	7,389,310	(282,027)	(8,561,804)
Foreign currency translation adjustment – discontinued operation	263,285	258,828	66,288
COMPREHENSIVE INCOME (LOSS) - DISCONTINUED OPERATION	$7,652,595	$(23,199)	$(8,495,516)

COMPREHENSIVE LOSS	$(21,654,164)	$(11,029,824)	$(59,337,060)
Less: Net loss attributable to non-controlling interests	(2,420,399)	(40,025)	(2,918,680)
Comprehensive loss attributable to Blue Hat Interactive Entertainment shareholders	(19,233,765)	(10,989,799)	(56,418,380)
Basic	29,722,950	7,639,482	5,053,727
Diluted	30,975,275	8,565,163	5,800,048

Earnings per share
Basic earnings per share from continued operation	$(0.98)	$(1.19)	$(10.19)
Basic earnings per share from discontinued operation	0.33	(0.04)	(1.12)

Diluted Earnings per share
Diluted earnings per share from continued operation	$(0.98)	$(1.19)	$(10.19)
Diluted earnings per share from discontinued operation	0.33	(0.04)	(1.12)

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2023	2022	2021
Net cash used in operating activities - continued operation	$(9,773,132)	$(1,473,267)	$(14,624,367)
Net cash (used in) generated from operating activities -discontinued operation	7,661,561	281,780	(5,488,297)
Net cash (used in) generated from investing activities	(15,380)	6,336	(4,516,909)
Net cash used in investing activities – discontinued operation	—	—	(1,952)
Net cash generated from financing activities	2,305,954	2,542,634	7,420,588
Net cash (used in) generated from financing activities – discontinued operation	(52,322)	(11,960)	154,260
EFFECT OF EXCHANGE RATE ON CASH	210,505	(1,319,437)	1,439,535
NET CHANGE IN CASH AND CASH EQUIVALENTS	337,186	26,086	(15,617,142)
Cash paid for income tax	6,081	1,097,888	1,529,850
Cash paid for interest	222,057	133,882	229,985
Cash and cash equivalents	407,588	76,535	135,562
Restricted cash	1,587	1,129	—
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$409,175	$77,664	$135,562
Less: cash and cash equivalents from the discontinued operations, end of year	—	(7,262)	(85,113)
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$409,175	$70,402	$50,449

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

D. Risk Factors

Risks Related to Our Business

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

●	We have a limited operating history. There is no assurance that our future operations will result in profitable revenues. If we cannot generate sufficient revenues to operate profitably, we may suspend or cease operations.

●	We operate in a highly competitive market and the size and resources of many of our competitors may allow them to compete more effectively than we can, preventing us from achieving profitability.

●	Our business depends significantly on our ability to maintain an efficient distribution network for our products and our failure to do so could adversely affect our financial condition, competitiveness and growth prospects.

●	Our business is seasonal and therefore our annual operating results will depend, in large part, on our sales during the relatively brief holiday shopping season.

●	We will need to expand our organization, and we may experience difficulties in realizing or managing this growth.

●	Failure to adequately contribute to employee benefits plans required by PRC regulations.

●	A decline in discretionary consumer spending on jewelry may unfavorably impact BHAT Diamond’s future sales and earnings, particularly if such decline occurs during the holiday shopping season.

●	BHAT Diamond’s future results of operations may be adversely affected by input cost inflation.

●	The conflict mineral diligence process, the results from that process and the related reporting obligations could increase costs, adversely affect BHAT Diamond’s reputation and adversely affect BHAT Diamond’s ability to obtain merchandise.

●	If BHAT Diamond misjudges the demand for BHAT Diamond’s products and fail to manage inventory levels, it could have a materially adverse impact on BHAT Diamond’s business and results of operations.

●	BHAT Diamond relies on a limited number of suppliers for certain raw materials and supplied components, which may cause supply chain disruptions. BHAT Diamond may not be able to obtain sufficient raw materials or supplied components that meet BHAT Diamond’s operating needs and standards, or obtain such materials on favorable terms or at all, which could impair BHAT Diamond’s ability to fulfill orders in a timely manner.

●	BHAT Diamond maintains a relatively large inventory of jewelry products to support customer delivery requirements, and if this inventory is lost due to theft, BHAT Diamond’s results of operations would be negatively impacted.

●	The market for high value commodities is inherently unpredictable.

●	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, including COVID-19.

●	We may not be able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights.

●	We may be unable to adequately protect our intellectual property rights, or we may be accused of infringing on the intellectual property rights of others.

●	Litigation or other proceedings or third parties claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

●	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

●	Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

●	A severe or prolonged downturn in the Chinese and/or global economy could materially and adversely affect our business, financial condition and operating results.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings from the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our use of third parties manufacturers to produce our products presents risks to our business.

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

The market for jewelry is highly competitive, particularly in China, where our operations are located. Competition may result in pricing pressures, reduced profit margins or lost market share, or a failure to grow our market share, any of which could substantially harm the business and results of operations. In addition, we compete with other companies who focus on building their brands across multiple product and consumer categories. Across our business, we face competitors who are constantly monitoring and attempting to anticipate consumer tastes and trends, seeking ideas which will appeal to consumers and introducing new products that compete with our products for consumer acceptance and purchase. Many of our competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, less-costly production, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than we do.

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

Our success depends on our ability to maintain efficient distribution methods for our products. We primarily sell our products in China through local China-based distributors. In 2023, we primarily relied on five Chinese distributors for the sale of our products, which accounted for 53.6% of our total revenue. In 2023, 80% of our products were sold in China and, 20% of its products are sold outside China.

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

Our commodity trading are seasonal, with a majority of sales occurring during the period from August through December in anticipation of the holiday season. This seasonality in our industry has increased over time, as retailers become more efficient in their control of inventory levels through quick response inventory management techniques.

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

As of December 31, 2023, we had 16 employees, all of which were full-time employees. As our company matures, we expect to expand our employee base to increase our sales and marketing department. Future growth would impose significant additional responsibilities on our management, including the need to identify, recruit, maintain, motivate and integrate additional employees, consultants and contractors. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to realizing or managing these growth activities. We may not be able to realize such growth or expansion at all. We may not be able to effectively manage the expansion of our operations, even if we realize such expansion which may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Future growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of our existing or future product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and grow revenue could be reduced, and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize our product candidates, if approved, and compete effectively will depend, in part, on our ability to effectively realize and manage future growth.

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

A decline in discretionary consumer spending on jewelry may unfavorably impact BHAT Diamond’s future sales and earnings, particularly if such decline occurs during the holiday shopping season.

Jewelry purchases depend on discretionary consumer spending, particularly because jewelry is often perceived to be a luxury purchase. Factors that affect discretionary consumer spending include general economic and business conditions, consumer confidence, employment levels, costs of basic necessities and other goods, inflationary pressures, levels of consumers’ disposable income, interest rates, the availability, cost and level of consumer debt, asset values, availability of credit, and levels of taxation. Consumer spending may also be affected by the effects of weather, natural disasters, epidemics, contagious disease outbreaks, pandemics and other public health concerns, and lockdowns of BHAT Diamond’s customers’ stores, factories, suppliers’ facilities, support centers and distribution centers due to governmental mandates or social unrest. Prior increases in consumer discretionary spending during times of crisis, such as those related to government stimulus programs, may be temporary. The Company’s management believes government economic stimulus measures related to COVID-19 have had a positive impact on BHAT Diamond’s sales. However, consumer spending may decrease now that the government has terminated these stimulus programs. Additionally, as travel restrictions ease following the COVID-19 pandemic, consumers may now be inclined to redirect discretionary spending to things such as travel and other experience-oriented expenditures.

Other retail categories, such as electronics, and experience-oriented categories, such as travel and entertainment, compete for consumers’ discretionary spending, particularly during the holiday shopping season. Therefore, the price of jewelry relative to such other categories may influence the proportion of discretionary consumer spending on jewelry. If the relative price of jewelry increases, if BHAT Diamond’s competitive position deteriorates, or if consumer demand shifts toward other retail or experience-oriented categories, particularly as a result of fewer restrictions related to the COVID-19 pandemic, BHAT Diamond’s sales and operating profits would be adversely impacted.

Any decreases in consumer discretionary spending on jewelry could decrease BHAT Diamond’s sales. BHAT Diamond may respond by increasing discounts or initiating marketing promotions to reduce excess inventory, which would have a negative impact on BHAT Diamond’s operating margins and could negatively affect BHAT Diamond’s business, results of operations and cash flows, particularly if consumer spending levels are depressed for a prolonged period of time.

BHAT Diamond extends credit to BHAT Diamond’s customers in a majority of sales. When in-house financing is not utilized, customers pay with cash, credit cards or other third-party financing. Any significant deterioration in consumers’ financial position, changes to the regulatory requirements regarding the granting of credit to BHAT Diamond’s customers or disruption in the availability of credit to BHAT Diamond’s customers or to consumers may decrease or eliminate customers’ access to credit which, in turn, could have an adverse effect on BHAT Diamond’s sales and results of operations. In addition, BHAT Diamond’s failure to collect any significant portion of BHAT Diamond’s customer loan receivables or the need to place a significant reserve against these receivables could materially impair BHAT Diamond’s financial condition and the results of BHAT Diamond’s operations.

BHAT Diamond’s future results of operations may be adversely affected by input cost inflation.

Many aspects of BHAT Diamond’s business have been, and may continue to be, directly affected by volatile commodity costs and other inflationary pressures. Commodities are subject to price volatility that can be caused by, among other factors, commodity market fluctuations, changes in currency exchange rates, imbalances between supply and demand, and government programs and policies. Volatile fuel costs have contributed to unpredictable costs for the products and services BHAT Diamond receives from third-party providers. While BHAT Diamond seeks to offset increased costs with a combination of price increases to BHAT Diamond’s customers, purchasing strategies, cost savings initiatives and operating efficiencies, BHAT Diamond may not be able to fully offset BHAT Diamond’s increased costs in a timely manner or at all. As a result, these cost increases could materially and adversely affect BHAT Diamond’s results of operations.

The conflict mineral diligence process, the results from that process and the related reporting obligations could increase costs, adversely affect BHAT Diamond’s reputation and adversely affect BHAT Diamond’s ability to obtain merchandise.

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the SEC issued rules in 2012 that require annual disclosure and reporting on the source and use of certain minerals, including gold, from the Democratic Republic of Congo and adjoining countries. Under these “conflict mineral” rules, certain SEC reporting companies must exercise reasonable due diligence in determining the countries of origin of statutorily designated minerals (e.g., gold, tin, tantalum and tungsten) that are used in the products they sell. Companies who meet certain criteria are required to file reports with the SEC disclosing their due diligence measures with regard to countries of origin, the results of those activities, and related determinations. It is possible that the sourcing and sale of other minerals, like diamonds, could become subject to similar rules.

As a public company, compliance with conflict minerals rules will require us to conduct a reasonable country of origin inquiry of any “conflict minerals” contained in products BHAT Diamond manufactures or contract to manufacture and file reports with the SEC disclosing BHAT Diamond’s due diligence measures. BHAT Diamond cannot be certain of the costs that might be associated with such regulatory compliance and reporting. Other minerals, such as diamonds, could be added to those currently covered by these rules. BHAT Diamond may incur reputational risks with customers and stockholders if, due to the complexity of the global supply chain, BHAT Diamond is unable to sufficiently verify the origins of relevant metals. Also, inadequate or adverse responses from portions of BHAT Diamond’s supply chain to BHAT Diamond’s verification requests could harm BHAT Diamond’s ability to obtain merchandise and further add to compliance costs.

If BHAT Diamond misjudges the demand for BHAT Diamond’s products and fail to manage inventory levels, it could have a materially adverse impact on BHAT Diamond’s business and results of operations.

BHAT Diamond must maintain appropriate inventory levels in order to successfully operate BHAT Diamond’s business. This requires forecasting, especially during the holiday season, and a balance between meeting customer demand and avoiding accumulating excess inventory. If consumer demand is lower than expected, inventory levels can rise, causing a strain on operating cash flow. If the inventory cannot be sold, write-downs or write-offs to future earnings could be necessary. Conversely, if consumer demand is higher than expected, insufficient inventory levels could result in unfulfilled customer orders, loss of revenue and an unfavorable impact on customer relationships.

Factors that could affect BHAT Diamond’s inventory management and ability to accurately forecast customer demand for BHAT Diamond’s products include:

●	a substantial increase or decrease in demand for products of BHAT Diamond’s competitors;

●	failure to accurately forecast trends and customer acceptance for new products;

●	new product introductions, promotions or pricing strategies by competitors, particularly during holiday periods;

●	changes in BHAT Diamond’s product offerings, including seasonal items and BHAT Diamond’s ability to replenish these items in a timely manner;

●	changes to BHAT Diamond’s overall seasonal promotional cadence and the number and timing of promotional events and clearance sales;

●	weakening of economic conditions or consumer confidence in the future, which could reduce demand for discretionary items, such as jewelry;

●	volatility and uncertainty related to macro-economic factors; and

●	acts or threats of war or terrorism or epidemics, which could adversely affect consumer confidence and spending or interrupt production and distribution of BHAT Diamond’s products and raw materials.

If BHAT Diamond misjudges expected customer demand, fail to identify changes in customer demand, or BHAT Diamond’s supply chain does not respond in a timely manner, a shortage of merchandise or an accumulation of excess inventory could occur, either of which could adversely impact BHAT Diamond’s business, financial condition and results of operations.

BHAT Diamond relies on a limited number of suppliers for certain raw materials and supplied components, which may cause supply chain disruptions. BHAT Diamond may not be able to obtain sufficient raw materials or supplied components that meet BHAT Diamond’s operating needs and standards, or obtain such materials on favorable terms or at all, which could impair BHAT Diamond’s ability to fulfill orders in a timely manner.

BHAT Diamond’s ability to produce BHAT Diamond’s current and future merchandise depends upon sufficient availability of raw materials and supplied components, which BHAT Diamond secures from a limited number of suppliers. Global supply chains have recently experienced disruptions as a result of capacity constraints, tariffs, material availability and global logistics delays. BHAT Diamond’s reliance on suppliers to secure raw materials and supplied components exposes us to volatility in the prices and availability of these materials. BHAT Diamond may not be able to obtain sufficient supplies of raw materials or supplied components on favorable terms or at all, which could result in delays in the availability of BHAT Diamond’s products, increased costs, or both, any of which could have a material adverse effect on BHAT Diamond’s business, financial condition and results of operations.

BHAT Diamond maintains a relatively large inventory of jewelry products to support customer delivery requirements, and if this inventory is lost due to theft, BHAT Diamond’s results of operations would be negatively impacted.

BHAT Diamond purchases large volumes of precious metals and store significant quantities of raw materials and jewelry products. Although BHAT Diamond has a security staff an covering the raw materials and jewelry, if BHAT Diamond encounters significant inventory losses due to third party or employee theft from BHAT Diamond’s facility or while materials are in transit to BHAT Diamond’s facility that required BHAT Diamond to implement additional security measures, BHAT Diamond’s operating costs would increase. In addition, losses of inventory could exceed the limits of, or be subject to an exclusion from, coverage under BHAT Diamond’s current insurance policy. Claims filed by BHAT Diamond under BHAT Diamond’s insurance policies could lead to increases in BHAT Diamond’s insurance premiums or possible termination of coverage under the relevant policies.

The market for high value commodities is inherently unpredictable.

Diamonds other high value commodities are purchased and sold based on prevailing market prices. Therefore, BHAT Diamond’s inventories are subject to market-value changes driven by the commodities markets. BHAT Diamond may periodically enter into futures contracts to hedge BHAT Diamond’s exposure against market-price changes. Factors that may impact commodities prices include the policies of the U.S. Federal Reserve, inflation rates, global economic uncertainty and governmental and supplies. If there are significant shifts in the commodity markets that we are not properly hedged against, BHAT Diamond’s business could suffer adverse consequences. Substantial changes in prices could affect BHAT Diamond’s ability to continue purchasing sufficient volumes of inventory to support BHAT Diamond’s business, which could negatively affect BHAT Diamond’s profitability.

Risks Relating to Our Corporate Structure

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which took effect on January 1, 2020. Since it is relatively new, uncertainties exist in relation to its interpretation and its implementation rules that are yet to be issued. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign-invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. On June 8, 2023, Blue Hat terminated its contractual arrangements with its VIEs, therefore, the Company currently does not have VIE structures. However, if we later determine to establish any such structure, there can be no assurance that such contractual arrangements will not be deemed as foreign investment in the future.

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

Historically, due to the COVID-19, our business was adversely impacted in late 2021 and the first few months of 2022. Our total revenue in 2021 and first few months of 2022 decreased, mainly due to the random lockdown due to the frequent resurgence of COVID-19 in China. Until January 2023, mainland China ceased implementing isolation measures for COVID-19 patients, and the market gradually recovered.

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

To the knowledge of the management, as of the date of this annual report, (i) the Company is not a critical information infrastructure operator that procure internet products and services or a network platform operator engaging in data processing activities; and (ii) the Company’s business does not subject to the industry that affect or may affect national security which is required to receive the cybersecurity review under the regulation. Therefore, the Company believes it is not required to pass cybersecurity review of CAC; on the basis that the Administration Provisions and Measures have not yet come into effect, we and our PRC subsidiaries (1) are not required to obtain permissions or approvals from the PRC authorities to issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements of the CSRC, the CAC or other PRC authorities that are required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions or approvals by the PRC authorities. However, the revised draft of the Measures for Cybersecurity Review is in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals.

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

As of the date of this report, we have not received any notice from any authorities requiring our PRC subsidiaries, to go through cybersecurity review or network data security review by the CAC. When the Cybersecurity Review Measures become effective, and if the Security Administration Draft is enacted as proposed, we believe that the operations of our PRC subsidiaries and our listing will not be affected and that we will not be subject to cybersecurity review by the CAC, given that our PRC subsidiaries possess personal data of fewer than one million individual clients and do not collect data that affects or may affect national security in their business operations as of the date of this annual report and do not anticipate that they will be collecting over one million users’ personal information or data that affects or may affect national security in the near future. There remains uncertainty, however, as to how the Cybersecurity Review Measures and the Security Administration Draft will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the Cybersecurity Review Measures and the Security Administration Draft. If any such new laws, regulations, rules, or implementation and interpretation come into effect, we will take all reasonable measures and actions to comply and to minimize the adverse effect of such laws on us. We cannot guarantee, however, that we will not be subject to cybersecurity review and network data security review in the future. During such reviews, we may be required to suspend our operation or experience other disruptions to our operations. Cybersecurity review and network data security review could also result in negative publicity with respect to our Company and diversion of our managerial and financial resources, which could materially and adversely affect our business, financial conditions, and results of operations.

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

We conduct all of our business through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. Our PRC subsidiaries are generally subject to laws and regulations applicable to foreign investments in mainland China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises. Unlike the legal system in the United States the PRC legal system is based on statutes, therefore, prior court decisions may be cited for reference but have limited precedential value.

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

On December 24, 2021, the CSRC published the Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Administrative Provisions”) and the Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures lay out requirements for filing and include unified regulation management, strengthening regulatory coordination, and cross-border regulatory cooperation. On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which took effect on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. The Trial Measures, together with the Guidance Rules and Notice reiterate the basic principles of the Draft Administrative Provisions and Draft Filing Measures and impose substantially the same requirements for the overseas securities offering and listing by domestic enterprises, and clarified and emphasized several aspects, which include but are not limited to: (1) criteria to determine whether an issuer will be required to go through the filing procedures under the Trial Measures; (2) exemptions from immediate filing requirements for issuers including those that have already been listed in foreign securities markets, including U.S. markets, prior to the effective date of the Trial Measures, but these issuers shall still be subject to filing procedures if they conduct refinancing or are involved in other circumstances that require filing with the CSRC; (3) a negative list of types of applicants banned from listing or offering overseas, such as issuers whose affiliates have been recently convicted of bribery and corruption; (4) issuers’ compliance with web security, data security, and other national security laws and regulations; (5) issuers’ filing and reporting obligations, such as obligation to file with the CSRC after it submits an application for initial public offering to overseas regulators, and obligation after offering or listing overseas to file with the CSRC after it completes subsequent offerings and to report to the CSRC material events including change of control or voluntary or forced delisting of the issuer; and (6) the CSRC’s authority to fine both issuers and their relevant shareholders for failure to comply with the Trial Measures, including failure to comply with filing obligations or committing fraud and misrepresentation. Specifically, pursuant to the Trial Measures, our future securities offerings in the Nasdaq Capital market where we have listed shall also be filed with the CSRC within 3 working days after the offering is completed. As the Trial Measures are newly issued, there remain uncertainties regarding its interpretation and implementation. Therefore, we cannot assure you that we will be able to complete the filings for any of our future offerings and fully comply with the relevant new rules on a timely basis, if at all. In addition, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference in China.

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

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to its respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, pre-existing VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as FIEs are also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at its discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of the SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

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

On February 24, 2023, the CSRC, the Ministry of Finance, the National Administration of State Secrets Protection and the National Archives Administration jointly issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (the “Confidentiality and Archives Provisions”), which took effect from March 31, 2023. The Confidentiality and Archives Provisions specify that during the overseas securities offering and listing activities of domestic companies, domestic companies and securities companies and securities service institutions that provide relevant securities business shall, by strictly abiding by the relevant laws and regulations of the PRC and this Confidentiality and Archives Provisions, institute a sound confidentiality and archives administration systems, take necessary measures to fulfill confidentiality and archives administration obligations, and shall not divulge any national secrets, work secrets of governmental agencies and harm national and public interests. Confidentiality and Archives Provisions provides that it is applicable to initial public offerings as well as other types of securities listing of PRC domestic enterprises, and any future issuance of securities and listing activities after the initial listing. Working papers generated in the PRC by securities companies and securities service providers that provide relevant securities services for overseas issuance and listing of securities by domestic companies shall be kept in the PRC. Confidentiality and Archives Provisions provide no explicit definition of working papers. In practice, the securities companies’ working papers usually refer to various important information and work records related to the securities business obtained and prepared by the securities companies and securities service providers and their representatives in the whole process of the securities businesses, such as due diligence work. Without the approval of relevant competent authorities, such as CSRC, MOF PRC National Administration of State Secrets Protection, and National Archives Administration of China, depending on the nature and transmission method of secrets, it shall not be transferred overseas. Where documents or materials need to be transferred outside of the PRC, it shall be subject to the approval procedures in accordance with relevant PRC regulations. The relevant competent authorities, such as, CSRC, MOF, PRC National Administration of State Secrets Protection, and National Archives Administration of China will regulate, supervise and inspect pursuant to their respective statutory mandates over matters of Confidentiality and Archives Administration concerning overseas offering and listing by domestic companies. As Confidentiality and Archives Administration is newly promulgated, there is substantial uncertainty regarding their specific requirements. We believe our operations and future offerings will not involve in national secrets, work secrets of governmental agencies and undermine national and public interests, but there is no assurance that we will be able to meet all applicable regulatory requirements and guidelines. If we fail to comply with related laws and regulation, we may be subject to fine, confiscation, blocking transmission or criminal offense, which may in turn negatively affect our business operations, hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless.

Restrictions contained in Chinese law on the ability of overseas securities regulators to collect information in China may deny investors in our Company the benefits of U.S. securities regulation.

China has often restricted U.S. regulators’ access to information and limited regulators’ ability to investigate or pursue remedies with respect to China-based issuers, generally citing to state secrecy and national security laws, blocking statutes, or other laws or regulations. In addition, according to Article 177 of the PRC Securities Law (“Article 177”), which became effective in March 2020, no overseas securities regulator can directly conduct investigations or evidence collection activities within the PRC and no entity or individual in China may provide documents and information relating to securities business activities to overseas regulators without Chinese government approval. The SEC, U.S. Department of Justice, and other U.S. authorities face substantial challenges in bringing and enforcing actions against China-based issuers and their officers and directors. As a result, investors in our Company may not benefit from a regulatory environment that fosters effective enforcement of U.S. federal securities laws.

As Article 177 and the PRC Securities Law are newly promulgated, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq Capital Market or other applicable trading market within the US.

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

For the foreseeable future, all of our products will be manufactured by third party manufacturers, the majority of which are, and we expect will continue to be, located in China. For the year ended December 31, 2023, our two largest suppliers accounted for 28.98% and 20%, respectively, of our total purchases. If we were prevented or delayed in obtaining products or components for a material portion of our product line due to political, civil, labor or other factors beyond our control, including natural disasters or pandemics, our operations may be substantially disrupted, potentially for a significant period of time. This delay could significantly reduce our revenues and profitability and harm our business while alternative sources of supply are secured. Additionally, the suspension of operations of a third party manufacturer by government inspectors in China could result in delays to us in obtaining products and may harm sales.

Our dependence on a limited number of customers could adversely affect our business and results of operations.

One or a few customers have in the past, and may in the future, represent a substantial portion of our total revenues in any one year or over a period of several years. For example, one customer accounted for 17.15% of the Company’s total revenues. Therefore, the loss of business from any one of such customers could have a material adverse effect on our business or results of operations. In addition, a default or delay in payment on a significant scale by a customer could materially adversely affect our business, results of operations, cash flows and financial condition.

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

Our previous auditor, Audit Alliance LLP, and our current auditor, Onestop Assurance PAC, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Both our previous and current auditor are headquartered in Singapore, and are subject to inspection by the PCAOB on a regular basis. As of the date of this annual report, neither auditor is among the firms listed on the PCAOB Determination List issued in December 2022.

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

Our ordinary shares trade below $5.00 per share. The SEC has adopted regulations which generally define a “penny stock” to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As a result, our ordinary shares may be considered “penny stock”. A penny stock is subject to rules that impose additional sales practice requirements on broker/dealers who sell securities to persons other than established Members and accredited investors. For transactions covered by these rules, the broker/dealer must make a special suitability determination for the purchase of these securities. In addition, a broker/dealer must receive the purchaser’s written consent to the transaction prior to the purchase and must also provide certain written disclosures to the purchaser. Consequently, the “penny stock” rules may restrict the ability of broker/dealers to sell our ordinary shares, and may negatively affect the ability of holders of shares of our ordinary shares to resell them. These disclosures require you to acknowledge that you understand the risks associated with buying penny stocks and that you can absorb the loss of your entire investment. Penny stocks generally do not have a very high trading volume. Consequently, the price of the stock is often volatile and you may not be able to buy or sell the stock when you want to.

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In preparing our consolidated financial statements for the years ended December 31, 2023 and December 31, 2022, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2023. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Companies Law (as amended) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common laws of the Cayman Islands are derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Under our second amended and restated memorandum and articles of association, our directors have discretion to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Blue Hat WFOE through our variable interest entity, or VIE, Fujian Blue Hat Interactive Entertainment Technology Ltd., or Blue Hat Fujian, a PRC company, and through its wholly owned subsidiaries, Hunan Engaomei Animation Culture Development Co., Ltd., or Blue Hat Hunan, a PRC company, engages in designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features worldwide. Such contractual arrangements was terminated on June 8, 2023.

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

On November 13, 2018, Blue Hat completed a reorganization of entities under common control of its then existing shareholders, who collectively owned a majority of the equity interests of Blue Hat prior to the reorganization. Blue Hat, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE. Blue Hat WFOE is the primary beneficiary of Blue Hat Fujian and its subsidiaries, and all of these entities included in Blue Hat are under common control.

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

On January 25, 2021, Blue Hat Cayman closed an acquisition pursuant to which it acquired 100% equity interests of Fresh Joy Entertainment Ltd. (“Fresh Joy”). On August 8, 2022, Blue Hat Cayman transferred all the equity interests of Fresh Joy to Fujian Lanyun. Fresh Joy signed a series of VIE agreements with Fujian Roar Game Technology Co., Ltd. (“Fujian Roar Game”). Fujian Roar Game holds 51% equity of Fuzhou CSFCTECH Co., Ltd. (“Fuzhou CSFC”) and 100% equity of Fuzhou UC71 Co., Ltd. (“Fuzhou UC71”). On June 8, 2023, contractual agreements by and among Blue Hat WOFE, Blue Hat Fujian and certain individuals were terminated and therefore Blue Hat Fujian is no longer a VIE. Blue Hat Fujian, and its subsidiaries were not consolidated thereafter. Blue Hat Fujian transferred all the equity interests of Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) and Fujian Youth it owned to Blue Hat WOFE. Blue Hat Hunan and Fujian Youth are now wholly-owned subsidiaries of Blue Hat WOFE.

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

On August 23, 2021, Fujian Blue Hat Group Co. Ltd. was incorporated and was owned by Blue Hat Interactive Entertainment Technology Limited.

On September 30, 2022, Fujian Blue Hat acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, and December 31, 2022 statements of changes in stockholders’ equity, and in per share data for all period presented.

 On April 3, 2023, Golden Strategy, an BVI company, was incorporated and is wholly owned by the Company.

On April 18, 2023,  Golden Alpha, a Hong Kong company, was incorporated and is wholly owned by Golden Strategy. Golden Alpha’s main business operation is the international jewelry trading business.

On June 13, 2023, Duwei Chuangda was established in Chongqing, China, and is wholly owned by Blue Hat WOFE.

On July 5, 2023, Guangzhou Huangxin was established in Guangzhou, China, and is wholly owned by Golden Alpha. Guangzhou Huangxin’s main business operation is the jewelry trading business in mainland China.

On July 21, 2023, BH Technology, a wholly owned subsidiary of Golden Strategy, was incorporated in New Hampshire, USA. BH Technology will handle the business operations in the United States in future.

Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, among other areas, the production, development and operation of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features, the Company operates its businesses in which foreign investment is restricted or prohibited in the PRC through certain PRC domestic companies. As such, Blue Hat Fujian and Fujian Roar Game are controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Such contractual arrangements consist of a series of three agreements, along with shareholders’ powers of attorney (“POAs”) and irrevocable commitment letters (collectively the “Contractual Arrangements”) until June 8, 2023, when the termination agreement was signed.

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

Termination Agreement

On June 8, 2023, contractual agreements mentioned above by and among Xiamen Duwei Consulting Management Co., Ltd., our indirectly wholly owned subsidiary (“Blue Hat WOFE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”) and certain individuals were terminated and therefore Blue Hat Fujian is no longer a VIE. The Company also has deconsolidated Fresh Joy Entertainment Ltd. (“Fresh Joy”) through this termination. As of the date of this annual report, the Company has no VIEs, and the Company, as a holding company without operations, is conducting business through its wholly owned operating subsidiaries including 1) Blue Hat Fujian; 2) Xiamen Shengruihao Technology Co., Ltd. (“Shengruihao”); 3) Blue Hat WOFE; 4) Xiamen Bluehat Research Institution of Education Co., Ltd. (“Bluehat Research”); 5) Hunan Engaomei Anination Culture Development Co., Ltd. (“Engaomei”); 6) Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”); 7) Fuzhou Qiande Educational Technology Co., Ltd. (“Qiande”); 8) Chongqing Duwei Chuanghua Electronic Technology Co., Ltd. (“Duwei Chuanghua”); 9) Golden Alpha Strategy Ltd. (“Golden Alpha”); 10) Guangzhou Huangxin Enterprise Management Co., Ltd. (“Huangxin”); and 11) Blue Hat Technology LLC. (“BH Technology”).

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

B. Business Overview

We were an advanced high-tech solutions provider focusing on the production, development, and operation of augmented reality (AR) interactive entertainment games and toys. Our product portfolio included interactive educational materials, mobile games, toys with mobile game features, and immersive educational courses. In addition, we have previously ventured into the Internet Data Center (IDC) business. Impacted by the pandemic, we underwent a restructuring of our company’s operations in 2023. By dismantling the VIE structure and divesting from unprofitable segments, starting from the fourth quarter of 2022, we shifted our business focus towards commodity trading, including chemicals, jewelry, and precious metals such as gold.

The core of our business lies in our proprietary technology. Our patents, trademarks, copyrights, and other intellectual property rights serve to distinguish our products, protect them from infringement, and foster our competitive advantages. To ensure the value of our technology and developments, we actively seek patent, trademark, and copyright protections. As of April 27, 2024, our intellectual property portfolio includes 224 authorized patents, 14 applications for international patents under the Patent Cooperation Treaty (PCT), 794 artistic copyrights, 94 registered trademarks, and 134 software copyrights. Our mobile-connected entertainment platform enables us to connect physical items to mobile devices through wireless technologies, creating a unique interactive user experience. Our goal is to create a rich visual and interactive environment for users through the integration of real objects and virtual scenery. We believe this combination provides users with a more natural form of human-computer interaction and enhances users’ perception of reality, thus providing a more diversified entertainment experience.

Our proprietary technology, product research and development, marketing channels, and brand operation are the cornerstones of our business. Building upon these accumulated technological capabilities, we have expanded and will continue to operate in bulk commodity trading related fields such as jewelry and gold, and empower industry participants with AI technology. This includes, but is not limited to, providing efficient and intelligent marketing content creation services for jewelers and offering data analysis services for gold derivatives traders.

For information on our financial performance, see “Item 5.A. Operating Results.”

Our Products

As of December 31, 2023, the Company’s products focus is commodities, including loose diamonds in sizes ranging from 0.49 carats to 2.05 carats, in various colors and chemicals, such as ethanol.

The product mix can vary from year to year due to several factors, including the economic environment and changes in consumers’ desired price points. The Company’s broad product offering enables it to capture sales across many styles and price points.

Before the shift of our business focus to commodities trading, we used to offer the following primary AR interactive product lines: AR Racer, AR Crazy Bug, AR 3D Magic Box, AR Dinosaur, “Talking Tom and Friends” Bouncing Bubble, AR Shake Bouncing Bubble, “WUHUANGWANSHUI” authorized products, Immersive Education Classes and IDC business.

Commodity Trading Business

Our company commenced bulk commodity trading business starting from the fourth quarter of 2022, involving various categories such as chemicals (i.e., ethanol) and jewelry (i.e., diamonds, gold, etc.).  As of December 31, 2023, the Company’s products focus on the loose diamond with different size ranging from 0.49 carat to 2.05 carat and different colors.  Ethylene glycol is also known as ethylene glycol or EG. Ethylene glycol is colorless, odorless, sweet liquid, low toxicity to animals, ethylene glycol can be miscible with water and acetone, but the solubility is small in ethers. Mainly used to make polyester polyester, polyester resin, hygroscopic agent, plasticizer, surfactant, synthetic fiber, cosmetics and explosives.

Sales and Marketing

We, through the operations of our subsidiaries headquartered in Xiamen, China, primarily operate commodity trading business in China. The Company currently purchases and distributes commodities, including serving as a distributor and wholesaler of jewelry. The Company has reached out to more than 10 potential retailer customers across China and offers hundreds of jewelry products. The Company is led by a team with an average of over 10 years of experience in the commodity industry in China. The Company’s suppliers in the jewelry business are mining companies and other bulk suppliers of diamonds and precious stones. The Company’s customers in the jewelry business are jewelry retailers facing retail customers. The Company creates value by providing the capital, information, and connections necessary to the jewelry supply chain in China, given China’s vast size, high fragmentation and competition, and trust- and relationship-based approaches.

The Company maintains a strong position in the market with its extensive product offerings and continuously refines its product offerings by closely monitoring market trends and adding new product categories as appropriate. New product ideas are typically sourced from customer conversations or from external research and development. Factories across the Company’s supplier relationships often approach the Company with new product ideas and comment on current market trends. Further, the Company continually analyzes internal data to understand product trends across the portfolio. This process enables the Company to identify upcoming demand shifts and plan accordingly. The in-house capabilities of the Company’s fulfillment and inventory systems allow the Company to sell a wide array of in-stock products with same day or next day shipping.

We believe that the key factors influencing our sales patterns are as follows:

●	Consumer Groups - We believe that China's vast population demonstrates the market potential in China. With the continued growth of the Chinese population and the improvement of living standards, we believe that the demand for jewelry will continue to expand.

●	Consumption Patterns and Habits - We believe that the rapid economic growth in China has greatly influenced the consumption patterns of Chinese society. Consumer habits have shifted from basic needs to more aspirational desires, with a growing preference for products that enhance quality of life, particularly in the consumption of gold and jewelry accessories.

●	Seasonal Factors - The majority of our sales typically occur in the second half of the year during traditional Chinese holidays, as increased holiday shopping contributes to higher sales.

In the future, we plan to expand our business scope from physical trading to online derivative trading to attract more users, build loyalty among existing customers, and introduce our products to new users.

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

Competition

We compete with existing bulk jewelry trading companies around the world, and we may also face competition from new and emerging companies. We consider our principal competitors to be those companies that provide Gemstone materials to the market, including De Beer, Barrick Gold Corporation, etc.

Compared to our company, our current and potential competitors may have:

●	better established credibility and market reputations, longer operating histories, and broader product offerings;

●	significantly greater financial, technical, marketing and other resources,

●	multiple product offerings, which may enable them to offer bundled discounts for customers purchasing multiple products or other incentives that we cannot match or offer.

The principal competitive factors in our market include:

●	brand recognition and reputation;

●	flexible purchasing and payment methods;

●	efficient operational process and services; and

●	the performance and reliability of products and platforms.

We believe we compete favorably with respect to the factors described above.

Blue Hat Cayman and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2023 through various financings. Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”), our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat Fujian, through loans regulated under contract agreements, and Blue Hat WOFE, through intercompany transactions. As of the date of this annual report, the total amount that Blue Hat Cayman has invested in and lent to Blue Hat Fujian and Blue Hat WOFE are approximately $1.77 million and $14.81 million, respectively.

As of the date of this annual report, the Company has not distributed any dividends to the investors, nor does the Company intend to distribute any dividends in any form in the near future. The Company currently intends to retain the earnings to re-invest into the daily operations.

The tables below show the cash transfer between the Company and its subsidiaries for the fiscal years ended December 31, 2023, 2022 and 2021.

For the year ended December 31, 2023
Transfer from	Transfer to	Approximate value ($)	Note
Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	2,800,000.00	Loan
Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	2,800,000.00	Investment

For the year ended December 31, 2022
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	1,768,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	1,768,000.00	Investment

For the year ended December 31, 2021
No.	Transfer from	Transfer to	Approximate value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	7,150,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Xiamen Duwei Consulting Management Co., Ltd.	7,150,000.00	Investment

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

Permissions and Approvals

The table below lists all the permissions and approvals the Company and its subsidiaries have obtained as of the date of the annual report:

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	6/13/2018	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
14	Chongqing Duwei Chuangda Electronic Technology Co., Ltd	91500103MACMEAMG3Y	Business License	6/13/2023	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term

In the view of the management team of the Company, those listed above constitute all the permissions and approvals the Company and its subsidiaries require to hold to operate business. The Company and its subsidiaries have never been denied any applications concerning any permissions or approvals. If the Company or its subsidiaries do not receive or maintain such permissions or approvals, or mistakenly conclude that such permissions or approvals are not required, our business may be adversely affected. In the scenario when the Company is denied such permissions, the Company would be required to either avoid such field of business, or to collaborate with parties that can obtain such permissions. Currently the PRC legal system is under constant development and applicable laws, regulations, or interpretations are subject to substantial uncertainties. If relevant rules suddenly change, we will have to obtain such permissions or approvals, which may be costly, and may temporarily halt our operation of business, negatively affecting our revenues and our securities’ value.

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries and their subsidiaries:

Blue Hat Interactive Entertainment Technology

Corporate Structure

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited

Hunan Engaomei Animation Culture Development Co., Ltd.	● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fujian Youth Hand in Hand Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on September 18, 2017 ● Registered capital of $3,106,214 (RMB 20,100,000) ● Educational consulting service and sports related.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd

Xiamen Bluehat Research Institution of Education Co., Ltd.	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd. From December 31st, 2022.

Fujian Blue Hat Group Co., Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Xiamen Shengruihao Technology Co., Ltd	● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

	● Software development, animation design and web design	100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023	100% owned by Blue Hat Interactive Entertainment Technology

Golden Alpha Strategy Ltd.	● A Hong Kong company ● Incorporated on April 18, 2023 ● Responsible for the international jewelry trading business.	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Responsible for the jewelry trading business in mainland China.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Guangzhou Huangxin Enterprise Management Co., Ltd.	●A PRC limited liability company and deemed a wholly foreign owned enterprise, or WOFE ● Incorporated on July 5, 2023	100% owned by Golden Alpha Strategy Ltd.

Blue Hat Technology LLC.	● A US company incorporated in New Hampshire ● Incorporated on July 21, 2023 ● handle upcoming business in the United States in future.	100% owned by Golden Strategy Ltd.

D. Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 15,336 square feet of office space. We lease this space under a lease that has been externed till January 8, 2028. The monthly rent of this property is around $18,630. We also lease 1,157 square feet of office space located at Room A206, Floor 3, Building 1, Shaoyuanli, North Baima Road, Gulou District, Fuzhou, Fujian, China under a lease that terminates on April 30, 2026.

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

A. Operating results

Overview

We used to be a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. Beginning from the fourth quarter of 2022, our company expanded the business on commodity trading, from the third quarter of 2023, our company started the business on sales of diamonds, which became our development priorities. Benefited from commodity trading and diamonds business line, which increased revenue by $71.49 million during the year end of 2023. We expect this new business line to grow substantially in 2024.

Our revenue are primarily from sales of our commodity trading and diamonds. We have grown rapidly since 2023, our total revenues increased by $71.49 million (or 3,255.57%), reaching $73.69 million for the year ended December 31, 2023 as compared to $2.20 million for the year ended December 31, 2022. It was mainly due to our company expanding the business on commodity trading and diamonds. As a result, revenue generated from commodity trading and diamonds increased by $72.12 million.

Key Factors that Affect Operating Results

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

Our Inventory Management Capability

If BHAT Diamond misjudges product demand and fails to manage inventory levels effectively, it could significantly impact business operations. Maintaining appropriate inventory is crucial. To enhance our operational efficiency, we need to develop an intelligent inventory management system based on accurate market forecasts and close tracking of downstream customers.

Our Inventory Security Management Capability

BHAT Diamond maintains a substantial inventory of jewelry products to meet customer delivery demands. Any loss of this inventory due to theft could negatively affect BHAT Diamond's operations. We need to establish a more comprehensive set of security measures to protect raw materials and jewelry, including deploying appropriate security personnel and purchasing corresponding property insurance.

PRC Economy

Although the PRC economy has grown in recent years, the pace of growth has slowed, and growth rates may continue to decline. According to the PRC National Bureau of Statistics of China, the annual rate of growth in the PRC declined 2.3% in 2020 and 8.1% in 2021, 3.0% in 2022, 5.2% in 2023. A further slowdown in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

In late 2019, the "COVID-19" virus began spreading in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) declared COVID-19 a pandemic, prompting many countries worldwide to close their borders and implement measures such as stay-at-home orders and population quarantines. Our company and all our operations are based in China. Throughout 2021, many metropolitan areas in China experienced multiple resurgences of COVID-19. It wasn't until December 2022 that China gradually lifted its quarantine policies. Despite the end of the quarantine in 2022, our original gaming and toy businesses were adversely affected, resulting in significant declines in revenue and profits. Consequently, we began restructuring our business towards commodity trading at the end of 2022 and formally shifted our focus to this sector in 2023.

On August 8, 2022, Blue Hat Cayman transferred all the equity interests of Fresh Joy to Fujian Lanyun Canghai Technology Co., Ltd., a wholly-owned subsidiary of Blue Hat Fujian. On June 8, 2023, contractual agreements between Blue Hat WOFE, Blue Hat Fujian, and certain individuals were terminated, thereby discontinuing the VIE structure for Blue Hat Fujian. Subsequently, the financial statements of Blue Hat Fujian and its subsidiaries were no longer consolidated. Blue Hat Fujian transferred all the equity interests of Hunan Engaomei Animation Culture Development Co., Ltd. ("Blue Hat Hunan") and Fujian Youth it owned to Blue Hat WOFE. Blue Hat Hunan and Fujian Youth are now wholly-owned subsidiaries of Blue Hat WOFE.

In September 2022, the Company acquired 100% of the equity shares of Xiamen Shengruihao Technology Co., Ltd., which mainly provides product supply chain services and comprehensive enterprise services. During April to July 2023, the Company established several subsidiaries, including Golden Strategy Ltd. ("Golden Strategy"), a BVI company, Golden Alpha Strategy Ltd., a Hong Kong company, and Guangzhou Huangxin Enterprise Management Co., Ltd., which are primarily engaged in bulk jewelry trading-related businesses.

Results of Operations

Comparison of Years Ended December 31, 2023 and December 31, 2022

	For the Years ended December 31,
				Percentage
	2023	2022	Change	Change
Revenues	$73,686,733	$2,195,954	$71,490,779	3,255.57%
Cost of revenues	(72,532,882)	(958,438)	(71,574,444)	7,467.82%
Gross profit	1,153,851	1,237,516	(83,665)	(6.76)%
Selling expenses	(7,677)	(159,937)	152,260	(95.20)%
Research and development	(2,570,158)	(2,734,982)	164,824	(6.03)%
General and administrative expenses	(13,766,487)	(6,224,674)	(7,541,813)	121.16%
Impairment Loss	(13,693,305)	(33,397)	(13,659,908)	40,901.60%
Loss from operations	(28,883,776)	(7,915,474)	(20,968,302)	264.9012%
Other expense, net	(217,870)	(109,692)	(108,178)	98.62%
Provision for income taxes	(6,081)	(1,097,888)	1,091,807	(99.45)%
Income from discontinued operations	—	(282,027)	282,027	(100.00)%
Gain on disposal of discontinued operations	7,389,310		7,389,310	—
Net loss	(21,718,417)	(9,405,081)	(12, 313,336)	130.92%

Revenues

Our revenues are derived from sales of diamonds trading, glycol trading and information services. Total revenues increased by $71,490,779, or 3,255.57%, to $73,686,733 for the year ended December 31, 2023 as compared to $2,195,954 for the year ended December 31, 2022. The overall increase is mainly due to expand the business on diamonds trading and commodity trading in 2023. There are new revenues in the diamonds sales, which are $15,152,777 for the year ended December 31, 2023.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2023	2022	Change	(%)

Revenues
Diamond trading	$15,152,777	$—	15,152,777	—
Interactive toys - animation series	—	6,903	(6,903)	(100.00)%
Interactive toys - game series	—	155,559	(155,559)	(100.00)%
Information service	415,955	884,329	(468,374)	(52.96)%
Commodity Trading	58,118,001	1,149,163	56,968,838	4957.42%
Total revenues	$73,686,733	$2,195,954	71,490,779	3255.57%

Interactive Toys - Game Series and Animation Series

Revenues from sales of interactive toys – game series and animation series decreased by $162,462 or 100% from $162,462 for the year ended December 31, 2022 to nil for the year ended December 31, 2023.

Information service

Revenue from information service decreased by $0.47 million or 52.96% from $0.88 million for the year ended December 31, 2022 to $0.42 million for the year ended December 31, 2023.

Commodity Trading

Commodity Trading business increased by $56.97 million from $1.15 million for the year ended December 31, 2022 to $58.12 million for the year ended December 31, 2023. The Company changes the business model to sell the bulk by itself.

Diamonds Trading

Diamonds Trading business increased from nil for the year ended December 31, 2022 to $15.15 million for the year ended December 31, 2023. This is a new business we started during the third quarter this year which did not exist last year.

Cost of Revenues

Total cost of revenues increased by $71.57 million, or 7467.82%, to $72.53 million for the year ended December 31, 2023  as compared to $0.96 million for the year ended December 31, 2022. The increase in cost of revenues is a direct result of our increase of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2023	2022	Change	(%)

Cost of revenues
Interactive toys - animation series	$—	$3,420	$(3,420)	(100.00)%
Interactive toys - game series	—	78,118	(78,118)	(100.00)%
Information service	549,242	826,096	(276,854)	(33.51)%
Diamond trading	13,901,688	—	13,901,688	—
Commodity Trading	58,081,952	50,804	58,031,148	114225.55%

Total cost of revenues	$72,532,882	$958,438	$71,574,444	7467.82%

Our cost of revenues from interactive toys - game series and animation series decreased by $81,538 or 100% from $81,538 million for the year ended December 31, 2022 to nil for the year ended December 31, 2023.

Commodity trading business increased by $58.03 million for the year ended December 31, 2023 from $50,804 for the year ended December 31, 2022 to $58.08 million for the year ended December 31, 2023. It was due to the company started to sell the bulk by itself.

Diamonds trading business increased by $13.90 million to $13.90 million for the year ended December 31, 2023. This is a new business we started during the third quarter this year which did not exist last year.

Our cost of revenues from information service decreased by $0.28 million or 33.51% for the year ended December 31, 2023 as compared with the year ended December 31, 2022.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2023	2022	Change	(%)

Interactive toys - animation series
Gross profit	$—	$3,483	$(3,483)	(100.00)%
Gross margin	—	50.46%	(50.46)%

Interactive toys - game series
Gross profit	$—	$77,441	$(77,441)	(100.00)%
Gross margin	—	49.78%	(49.78)%

Information Service
Gross profit	$(133,287)	$58,233	$(191,520)	(328.89)%
Gross margin	(32.04)%	6.58%	(38.62)%

Diamond Trading
Gross profit	$1,251,089	$—	$1,251,089)	—
Gross margin	8.26%	—	8.26%

Commodity Trading
Gross profit	$36,049	$1,098,359	(1,062,310)	(96.72)%
Gross margin	0.06%	95.58	(95.52)

Total
Gross profit	$1,153,851	$1,237,516	$(83,665)	(6.76)%
Gross margin	1.57%	56.35%	(54.78)%

Our overall gross profit decreased by $83,665, or 54.78%, to $1.15 million for the year ended December 31, 2023 from $1.24 million for the year ended December 31, 2022, which the gross profit percentage were 1.57% and 56.35% , respectively.

Gross profit percentage for our interactive toys - animation series and game series was 50.46% and 49.78% for the year ended December 31, 2022. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2022. In 2023, the interactive toys - animation series and game series revenue was nil.

Gross profit percentage for information service was (32.04)% and 6.58% for the year ended December 31, 2023 and 2022, respectively. The decrease was the result of higher cost of revenue from information service.

Gross profit percentage for commodity trading business was 0.06% and 95.58% for the year ended December 31, 2023 and 2022, respectively. It was because the Company started to sell the bulk by itself.

Gross profit percentage for diamonds trading business was 8.26% and nil for the year ended December 31, 2023 and 2022, respectively. This is a new business we started during the third quarter this year which did not exist last year.

For the year ended December 31,2023, there are one new kind of revenues. The gross profit of diamonds trading is $1.25 million with the profit margin of8.26%.

Operating Expenses

Total operating expenses increased by $20.88 million or 228.17% from $9.15 million for the year ended December 31, 2022 to $30.04 million for the year ended December 31, 2023.  The increase is mainly attributable to a $7.54 million increase in general and administrative (“G&A”) expenses, and a $ 0.16 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The impairment loss was increased by $13.66 million for the year ended December 31, 2023 from $33,397 for the year ended December 31, 2022.

The $7.54 million decrease In G&A expenses is mainly attributable to the increase in consulting fee and bad debt expense to G&A expense.

The $13.66 million increase in impairment loss is attributable to the increase intangible asset impairment loss and inventory impairment loss.

Other expense, net

Total other expense, net increased by $108,178 or 98.62% from $109,692 for the year ended December 31, 2022 to $217,870 for the year ended December 31, 2023. The increase in total other expense, net was due to increase of $88,175 in interest expense and an increase of $46,761 in other finance expenses, which was mainly the result of interest from termination of time deposit.

Income tax expense

Our income tax expense amounted to $6,081 and $1,097,888 for the year ended December 31, 2023 and 2022, respectively. The $1,091,807 decrease is due to the low gross margins of commodity trading, which commodity trading belongs to the tax incentives and exemptions of regions and companies.

Net loss from continue operation

Our net loss increased by  219.06% or $ 19.98 million from net loss of $9.12 million for the year ended December 31, 2022 to a net loss of $29.11  million for the year ended December 31, 2023. The increase in net loss is mainly attributable to the significant decrease of income from operations in the year ended December 31, 2023 as compared with the year 2022.

Gain (loss) on disposal of discontinued operations

Gain on disposal of discontinued operation was $7.39 million for the years ended December 31, 2023, which was related to the dissolution and deregistration of Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”) on June 8, 2023.

Results of Operations

Comparison of Years Ended December 31, 2022 and December 31, 2021

	For the Years ended December 31,
				Percentage
	2022	2021	Change	Change
Revenues	$2,195,954	$12,139,500	$(9,943,546)	(81.91)%
Cost of revenues	(958,438)	(5,782,664)	4,824,226	(83.43)%
Gross profit	1,237,516	6,356,836	(5,119,320)	(80.53)%
Selling expenses	(159,937)	(315,600)	155,663	(49.32)%
Research and development	(2,734,982)	(11,233,806)	8,498,824	(75.65)%
General and administrative expenses	(6,224,674)	(31,335,421)	25,110,747	(80.14)%
Impairment Loss	(33,397)	(14,632,931)	14,599,534	(99.77)%
Loss from operations	(9,152,990)	(57,517,758)	48,364,768	(84.09)%
Other loss, net	(109,692)	(330,790)	221,098	(66.84)%
Provision for income taxes	(1,097,888)	(1,104)	(1,096,784)	99346.38%
Loss from discontinued operations	(282,027)	(10,055,749)	9,773,722	(97.20)%
Gain on disposal of discontinued operations	—	1,493,945	(1,493,945)	(100.00)%
Net loss	(9,405,081)	(60,054,620)	50,649,539	(84.34)%

Revenues

Our revenues are derived from sales of interactive toys, animation and game series and information services. Total revenues decreased by $9,943,546, or 81.91%, to $2,195,954 for the year ended December 31, 2022 as compared to $12,139,500 for the year ended December 31, 2021. The overall decrease is mainly due to the influence of Covid-19 on our business of interactive toy series in 2022, with a decrease of $9,218,637. There are new revenues in the categories of commodity trading and kindergarten sales, which are $1,151,142 and $2,159 for the year ended December 31, 2022, respectively.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2022	2021	Change	(%)

Revenues
Interactive toys–- animation series	$6,903	$657,619	(650,716)	(98.95)%
Interactive toys –-game series	155,559	8,723,480	(8,567,921)	(98.22)%
Mobile games	—	1,149,882	(1,149,882)	(100.00)%
Information service	884,329	1,608,519	(724,190)	(45.02)%
Commodity Trading	1,149,163	—	1,149,163	—
Total revenues	$2,195,95 4	$12,139,500	(9,943,546)	(81.91)%

Interactive Toys–- Game Series

Revenues from sales of interactive toys–- game series decreased by $8.57 million or 98.22% from $8.72 million for the year ended December 31, 2021 to $0.16 million for the year ended December 31, 2022. Our business strategy still focuses on higher profit products such as interactive toys–- game series, which had a gross profit percentage of 49.78% in 2022. However, the revenues of interactive toys–- game series were continuously negatively affected by the COVID -19 in 2022. The travel and consumer demand in some of the epidemic areas was restricted to a certain extent due to the epidemic control policy and the logistics efficiency of goods were also negatively affected. Interactive toys–- game series focus on children, and children typically purchase the product when they are able to physically touch and play with the products. Due to COVID-19, offline shopping has decreased significantly, which resulted in a decline in revenue.

Interactive Toys – Animation Series

Revenues from sales of interactive toys – animation series decreased by $650,716 or 98.95% from $657,619 for the year ended December 31, 2021 to $6,903 for the year ended December 31, 2022. The decrease in revenues from sales of interactive toy-animation series were also caused by influence of Covid-19 in 2022.

Mobile Games

Revenues from mobile games decreased by $1.15 million or 100% from $1.15 million for the year ended December 31, 2021 to nil for the year ended December 31, 2022. Mobile games is highly cyclical-each game has a limited time to attract players to play, and when the game reaches a certain stage, players typically decrease play time, and eventually will cease playing.

Information service

Revenue from information service decreased by $0.72 million or 45.02% from $1.61 million for the year ended December 31, 2021 to $0.88 million for the year ended December 31, 2022.

Commodity Trading

Commodity Trading business increased from $0 for the year ended December 31, 2021 to $1.15 million for the year ended December 31, 2022. This is a new business we started during the fourth quarter 2022 which did not exist in 2021.

Cost of Revenues

Total cost of revenues decreased by $4.82 million, or 83.43%, to $0.96 million for the year ended December 31, 2022 as compared to $5.78 million for the year ended December 31, 2021. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2022	2021	Change	(%)

Cost of revenues
Interactive toys –- animation series	$3,420	$140,450	$(137,030)	(97.56)%
Interactive toys –- game series	78,118	4,340,776	(4,262,658)	(98.20)%
Mobile games	—	—	—	—
Information service	826,096	1,301,438	(475,342)	(36.52)%
Commodity Trading	50,804	—	50,804	—

Total cost of revenues	$958,438	$5,782,664	$(4,824,226)	(83.43)%

Our cost of revenues from interactive toys–- game series decreased by $4.26 million or 98.20% from $4.34 million for the year ended December 31, 2021 to $0.078 million for the year ended December 31, 2022. The decrease in cost of revenues from interactive toys–- game series is due to the revenue decrease resulting from the decrease in purchasing due to COVID-19.

Our cost of revenues from interactive toys–- animation series decreased by $0.14 million or 97.56% from $0.14 million for the year ended December 31, 2021 to $3,420 for the year ended December 31, 2022. The decrease in cost of revenues from interactive toys–- animation series is also due to the revenue decrease resulting from the decrease in purchasing due to COVID-19.

Our cost of revenues from information service decreased by $0.48 million or 36.52% for the year ended December 31, 2022 as compared with the year ended December 31, 2021.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2022	2021	Change	(%)

Interactive toys–- animation series
Gross profit	$3,483	$517,169	$(513,686)	(99.33)%
Gross margin	50.46%	78.64%	(28.18)%

Interactive toys–- game series
Gross profit	$77,441	$4,382,704	$(4,305,263)	(98.23)%
Gross margin	49.78%	50.24%	(0.46)%

Mobile games
Gross profit	$—	$1,149,882	$(1,149,882)	(100.00)%
Gross margin	—	100.00%	(100.00)%

Information services
Gross profit	$58,233	$307,081	$(248,848)	(81.04)%
Gross margin	6.58%	19.09%	(12.51)%

Commodity Trading
Gross profit	$1,098,359	—	$1,098,359	—
Gross margin	95.58%	—	95.58%

Total
Gross profit	$1,237,516	$6,356,836	$(5,119,320)	(80.53)%
Gross margin	56.35%	52.36%	3.99%

Our overall gross profit decreased by $5.12 million, or 80.53%, to $1.24 million for the year ended December 31, 2022 from $6.36 million for the year ended December 31, 2021, which the gross profit percentage were 56.35% and 52.36%, respectively.

Gross profit percentage for our interactive toys - game series was 49.78% and 50.24% for the year ended December 31, 2022 and 2021, respectively. The decrease in gross profit was mainly due to the significant decline in revenue as a result of decreased sales of the interactive toys - game series business line, which contributed 7.08% of our total revenues for the year ended December 31, 2022 as compared to71.86% in the year ended December 31, 2021. Since this series of products is mainly sold offline by distributors, COVID -19 led to a decline in sales in 2022, and ultimately to a decrease in the gross profit of interactive toys - game series.

Gross profit percentage for our interactive toys - animation series was 50.46% and 78.64% for the year ended December 31, 2022 and 2021, The gross profit ratio has decreased because in our interactive toys - animation series sales channel, the gross profit ratio of e-commerce channels is higher than that of distribution channels. In 2022, interactive toy-animation series sales accounted for only 0.31%.

Gross profit percentage for mobile games was nil for the year ended December 31, 2022 compared to 100% for the year ended December 31, 2021. The restricted regulations on juvenile’s protection and lightening policies of the industry keeps effecting our performance of mobile games revenue.

Gross profit percentage for information service was 6.58% and 19.09% for the year ended December 31, 2022 and 2021, respectively. The decrease was the result of lower cost of revenue from information service.

Gross profit percentage for commodity trading business was 95.58% and nil for the year ended December 31, 2022 and 2021, respectively. This is a new business we started during the fourth quarter 2022 which did not exist 2021.

 For the year ended December 31, 2022, there is one new kind of revenues. The gross profit of commodity trading is $1.10 million with the profit margin of 95.58%.

Operating Expenses

Total operating expenses decreased by $48.37 million or 84.09% from $57.52 million for the year ended December 31, 2021 to $9.15 million for the year ended December 31, 2022. The decrease is mainly attributable to a $25.11 million decrease in general and administrative (“G&A”) expenses, and a $8.50 million decrease in research and development (“R&D”) expenses for the year ended December 31, 2022 as compared to the year ended December 31, 2021.The impairment loss also decreased to $33,397 for the year ended December 31, 2022 from $14.63 million for the year ended December 31, 2021.

The $25.11 million decrease in G&A expenses is mainly attributable to the decrease in amortization and bad debt expense to G&A expense.

The $8.50 million decrease in R&D expenses is attributable to changes in salary, social insurances and depreciation expenses, etc.

Other expense, net

Total other expense, net decreased by $221,098 or 66.84% from $330,790 for the year ended December 31, 2021 to $109,692 for the year ended December 31, 2022. The decrease in total other expense, net was due to decrease of $96,103 in interest expense and a decrease of $50,080 in other finance expenses, which was mainly the result of interest from termination of time deposit. A decrease of $155,664 in other income was offset by the decrease of interest expense and other finance expenses.

Income tax expense

Our income tax expense amounted to $1,097,888 and $1,104 for the year ended December 31, 2022 and 2021, respectively. The $1,096,784 increase is due to the high gross profit of toy revenue and game revenue.

Net income

Our net loss decreased by 84.34% or $50.65 million from net loss of $60.05 million for the year ended December 31, 2021 to a net loss of $9.41 million for the year ended December 31, 2022. The decrease is mainly attributable to the significant increase of income from operations in the year ended December 31, 2022 as compared with the year 2021.

B. Liquidity and capital resources

In assessing our liquidity, we monitor and analyze our cash on-hand and our operating expenditure commitments. Our liquidity needs meet our working capital requirements and operating expenses obligations. To date, we have financed our operations primarily through cash flows from operations and short-term borrowing from banks.

As of December 31, 2023, our working capital was $33.62 million and cash equivalents amounted to $407,588. Our current assets were $39.28 million and our current liabilities were $5.66 million with shareholders’ equity of $40.62 million as of December 31, 2023. We generated net loss of $9.12 million and $9.41 million from our operations for the year ended December 31, 2023 and 2022 respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2022, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2022
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	473,825

As of December 31, 2023, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2023
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	273,713

The short term loan with Xiamen Rural Commercial bank which should be repaid in 2023 was overdue. Xiamen Rural Commercial bank has the right to receive the unpaid loan amount from the auction of the 14 properties and a penalty in the principle and interest amount to $40,906.

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2023, 2022 and 2021 amounted to $26,530, $33,569 and $52,452, respectively.

Current foreign exchange and other regulations in the PRC may restrict our PRC entities, in their ability to transfer their net assets to us and our subsidiaries in the Cayman Islands, British Virgin Islands, and Hong Kong. However, because we have no present plans to declare dividends, these restrictions will likely have no impact on us. Instead, we plan to use our retained earnings to continue to grow our business. These restrictions also have no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

The following summarizes the key components of our cash flows for the years ended December 31, 2023, 2022 and 2021:

	Years Ended December 31	Years Ended December 31	Years Ended December 31,
	2023	2022	2021

Net cash used in operating activities - continued operation	$(9,773,132)	$(1,473,267)	$(14,624,367)
Net cash generated from operating activities - discontinued operation	7,661,561	281,780	(5,488,297)
Net cash from investing activities – continued operation	(15,380)	6,336	(4,516,909)
Net cash from investing activities – discontinued operation	—	—	(1,952)
Net cash generated from financing activities – continued operation	2,305,954	2,542,634	7,420,588
Net cash used in financing activities – discontinued operation	(52,322)	(11,960)	154,260
Effect of exchange rate change on cash, cash equivalents and restricted cash	210,505	(1,319,437)	1,439,535
Net change in cash, cash equivalents	$337,186	$26,086	$(15,617,142)

Cash flows from operating activities

Net cash used in operating activities from continued operation was $9.77 million for the year ended December 31, 2023 and was primarily attributable to (i) net loss from continued operation of $29.11 million, (ii) various non-cash items of $70.59 million, such as depreciation of property and equipment, amortization of intangible assets, impairment loss, share-based payments, issuance of common stock to pay for goods etc., (iii) a $14.92 million decrease in account receivables, (iv) $0.006 million decrease in account payables, and (v) a $0.02 million decrease in customer deposits. This cash outflow was offset by (i) a $4.99 million decrease in other payables and accrued liabilities, (ii) a $0.04 million decrease in taxes payable, (iii) a $1.21 million decrease in other receivables, (iv) a $0.04 million increase in prepayments and (v) a $30.15 million decrease in inventory.

Net cash used in operating activities from continued operation was $1.47 million for the year ended December 31, 2022 and was primarily attributable to (i) net loss from continued operation of $9.12 million, (ii) various non-cash items of $3.47 million, such as depreciation of property and equipment, amortization of intangible assets, impairment of long term investment, share-based payments, etc., (iii) a $4.76 million increase in account receivables, (iv) $0.02 million decrease in account payables, and (v) a $0.01 million increase in customer deposits. This cash outflow was offset by (i) a $0.09 million increase in other payables and accrued liabilities, (ii) a $0.40 million decrease in taxes payable, (iii) a $0.39 million increase in other receivables, and (iv) a $0.77 million decrease in prepayments.

Net cash used in operating activities from continue operation was $14.62 million for the year ended December 31, 2021 and was primarily attributable to (i) net loss from continue operation of $51.49 million, (ii) various non-cash items of $13.10 million, such as depreciation of property and equipment, amortization of intangible assets, impairment of long term investment, share-based payments, etc., (iii) a $9.09 million increase in account receivables, (iv) $0.13 million increase in account payables, and (v) a $0.006 million increase in customer deposits. This cash outflow was offset by (i) a $5.18  million increase in other payables and accrued liabilities, (ii) a $5.34 million decrease in taxes payable, (iii) a $24.85 million increase in other receivables, and (iv) a $14.19 million increase in prepayments.

Cash flows from investing activities

Net cash used in investing activities from continued operation was $15,380 for the year ended December 31, 2023.

Net cash used in investing activities from continued operation was $6,336 for the year ended December 31, 2022.

Net cash used in investing activities from continued operation was $4.5 million for the year ended December 31, 2021 and was primarily attributable to a $140,962 in purchases for property and equipment, $16.38 million purchase of intangible assets. This cash outflow was offset by $12.98 million in proceeds from disposal of intangible assets.

Cash flows from financing activities

 Net cash provided by financing activities from continued operation was $2.31 million for the year ended December 31, 2023 and was primarily attributable to $ proceeds of $3.00 million from issuance of ordinary shares, $0.45 million in convertible payable, $0.10 million in repayment to related party loan, and $0.14 million in repayment to short-term loans and change in restricted cash of $1,587.

 Net cash provided by financing activities from continued operation was $2.54 million for the year ended December 31, 2022 and was primarily attributable to $0.09 million in proceeds of issuance of ordinary shares, $0.91 million in proceeds from related party loan, and $1.55 from proceeds from convertible payable and change in restricted cash $1,129.

Net cash provided by financing activities from continued operation was $7.42 million for the year ended December 31, 2021 and was a result of $12.8 million in proceeds from issuance of new shares and $4.66 million in repayment to short-term loans.

Capital Expenditures

In the years ended December 31, 2023, 2022 and 2021, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

F. Tabular disclosure of contractual obligations

As of December 31, 2023, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due by Period
		Less than			More than
Contractual obligations	Total	1 year	1 3 years	3 5 years	5 years
Loan obligations	$273,713	$273,713	$—	$—	$—
Operating lease obligations	2,376,891	235,470	516,569	393,974	1,230,878
Long-term loans - related party	831,155	—	831,155	—	—
Convertible notes payable	—	—	—	—	—
Total	$3,481,759	$509,183	$1,347,724	$393,974	$1,230,878

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

Name	Age	Position
Xiaodong Chen	56	Chief Executive Officer and Director
Caifan He	51	Chief Financial Officer and Director
Jianyong Cai	62	Chief Technology Officer and Director
Weicheng Pan	48	Chief Strategy Officer
Qinyi Fu(1)	38	Independent Director
Jun Ouyang(1)(2)(3)	41	Independent Director
Huibin Shen(3)	51	Independent Director
Can Su(1)(2)	35	Independent Director
Zhiyong Gong	41	Independent Director
Fan Guo	47	Joint Chief Executive Officer and Director

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

Weicheng Pan, aged 48, is the founder of Cheng Ji Group of Companies and Jewish Mindset Business School. He has experience in business investment and consultation. From August 2018 to September 2018, Mr. Pan worked as the general consultant of Sen Yue Holdings Limited, a Singapore company, for an investment worthy around US$0.9 million. Starting from November 2019, Mr. Pan has been the independent director of TD Holdings Inc. (Nasdaq ticker: GLG). From October 1, 2020 to January 6, 2022, he had been the Chief Strategy Officer of Future Fintech Group Inc. (Nasdaq ticker: FTFT). He holds a Bachelor’s Degree in Business Administration from Wuhan Science and Technology University.

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

Zhiyong Gong, male, born in November 1982, graduated from Nankai University with a major in Business Administration and Marketing. He has served as a Sales Manager at a foreign-funded consulting and training company, Project Director at a advisory consulting firm, Partner and Chief Business Consultant at Chengji Human Resources Co., Ltd., and currently serves as General Manager and Chief Business Consultant at Zida Investment Consulting Co., Ltd. Mr. Gong excels in enterprise marketing and investment attraction, having organized over 1500 consulting and training sessions domestically and internationally, benefiting more than 3000 companies.

 Guo Fan, aged 47,  has over 20 years of experience in business investment and transactions. Formerly, he was chief executive officer of Pay88, Inc., a Nasdaq-listed developer of internet-based money transfer services between the United States and China. Mr. Fan has co-founded and managed Fluency Capital Co. LLC, a private fund headquartered in New Hampshire, United States, specializing in investments in high tech businesses. He holds a Bachelor’s Degree in Hospitality Management from NHTI – Concord's Community College.

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

B . Compensation

Employment Agreements, Director Agreements and Indemnification Agreements

In December 2018, we entered into employment agreements with each of Xiaodong Chen, Caifan He and Jianyong Cai, pursuant to which such individuals agreed to serve as our executive officers until December 2023. In May 2023, we entered into an employment agreement with Weicheng Pan, pursuant to which such individual agreed to serve as our Chief Strategy Officer until May 2024. He shall receive an annual salary in the amount of US$20,000, and contingent annual cash or equity bonus at the sole discretion of the Board. In November 2023, we entered into employment agreements with each of Guo Fan and Zhiyong Gong, pursuant to which such individuals agreed to serve as the joint chief executive officer and our Directors until November 2024, respectively. Such terms will be automatically extended for six-month periods, unless the agreements are terminated in accordance with their terms. We may terminate the employment for cause at any time for certain acts, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate the employment without cause at any time upon 60 days’ advance written notice. Each executive officer may resign at any time upon 60 days’ advance written notice.

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

We have also entered into director agreements with each of our directors which agreements set forth the terms and provisions of their engagement.

Compensation of Director and Executive Officers

Board Diversity Matrix (As of Dec 31, 2023)

Country of Principal Executive Offices			People's Republic of China
Foreign Private Issuer			Yes
Disclosure Prohibited under Home Country Law			No
Total Number of Directors			9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	8	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction			0
LGBTQ+			0
Did Not Disclose Demographic Background			0

For the year ended December 31, 2023, we paid an aggregate of approximately RMB1,743,884 ($247,353) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31,  2023.

Incentive Compensation

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share). Pursuant to the resolutions of the shareholders of the Company passed on May 10, 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 600,000 ordinary shares of par value of US$0.01 per share and it has be executed in July 2022.

 2023 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2023.

Name	Fees Earned in Cash	All Other Compensation	Total
Xiaodong Chen	$94,231 (RMB 663,600)	—	$94,231 (RMB 663,600)
Caifan He	$66,456(RMB 468,000)	—	$66,456 (RMB 468,000)
Qinyi Fu	$10,000 (RMB 70,423)	—	$10,000 (RMB 70,423)
Jun Ouyang	$10,000 (RMB 70,423)	—	$10,000 (RMB 70,423)
Huibin Shen	$10,000 (RMB 70,423)	—	$10,000 (RMB 70,423)
Can Su	$10,000 (RMB 70,423)	—	$10,000 (RMB 70,423)
Weicheng Pan	$13,333 (RMB236,138)	—	$13,333(RMB236,138)
Fan Guo	$33,333(RMB 234,743)	—	$33,333(RMB 234,743)

During the year ended December 31, 2023, Jianyong Cai did not receive any compensation.

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

Composition of our Board of Directors

Our board of directors currently consists of nine directors. Our board of directors has determined that each of Qinyi Fu, Jun Ouyang, Huibin Shen, Zhiyong Gong and Can Su is an “independent director” as defined under the Nasdaq rules. Our board of directors is composed of a majority of independent directors. Pursuant to our Second Amended and Restated Memorandum and Articles of Association, each director will serve until his/her successor is duly elected or appointed or his/her earlier resignation or removal.

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

D. Employees

As of December 31, 2023, we had 16 employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 58,398,281 ordinary shares outstanding as of December 31, 2023.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders :
CEDE&CO	12,577,701	21.54%
Directors and Executive Officers:
Xiaodong Chen(1)(2)	3,808,916	6.52%
Caifan He(3)	100,495	0.17%
Jianyong Cai(4)	0	0
Weicheng Pan	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
Zhiyong Gong	1,000,000	1.71%
Fan Guo	0	0
All current directors and executive officers as a group (9 persons)	4,909,411	8.40%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	Includes 1,308,916 ordinary shares held by Victory Hat Limited.

(3)	Represents the 100,495 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

(4)	Jianyong Cai is the brother of Juanjuan Cai, the wife of Xiaodong Chen.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Effective as of December 1, 2023, our board of directors adopted an erroneously awarded policy, or the Clawback Policy, providing for the recoupment of certain incentive-based compensation from current and former executive officers of our company in the event we are required to restate any of our financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new Nasdaq listing rules introduced pursuant to Exchange Act Rule 10D-1. In addition, Section 304 of the Sarbanes-Oxley Act of 2002 permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

In the year ended December 31, 2023, there is no outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered.

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

As of December 31, 2023 and December 31, 2022, we owed $831,155 and $933,619, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen.

The loan from Xiaodong Chen of $18,848 was paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. $831,155 was for borrowing, the loans are unsecured, interest free and due on 31 January, 2026.

As of December 31, 2023 and December 31, 2022, we owed  $3,795 and $3,795, respectively, to Beautiful Jade Ltd, our shareholders’ investment company. It was attorney fee.

These amounts are included in the consolidated financial statements as related party payables. See Note 15 of the notes to the consolidated financial statements included elsewhere in this annual report.

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

We have included summaries of material provisions of our second amended and restated memorandum and articles of association insofar as they relate to the material terms of our share capital. The summaries do not purport to be complete and are qualified in their entirety by reference to our second amended and restated memorandum and articles of association, which is filed as Exhibit 1.1 to this annual report.

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

We may, subject to the provisions of the Companies Law, our second amended and restated memorandum and articles of association, the SEC and Nasdaq, from time to time by shareholders resolution passed by a simple majority of the voting rights entitled to vote at a general meeting: increase our capital by such sum, to be divided into shares of such amounts, as the relevant resolution shall prescribe; consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination; sub-divide our existing shares, or any of them, into shares of smaller amounts than is fixed pursuant to our second amended and restated memorandum and articles of association; and cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of our share capital by the amount of the shares so cancelled.

We may also, subject to the provisions of the Companies Law, our second amended and restated memorandum and articles of association, the SEC and Nasdaq: issue shares on terms that they are to be redeemed or are liable to be redeemed; purchase our own shares (including any redeemable shares); and make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Law, including out of our capital.

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

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call annual general meetings; however, our second amended and restated memorandum and articles of association provide that in each year we will hold an annual general meeting of shareholders at a time determined by our board of directors. Also, we may, but are not required to (unless required by the Law), in each year hold any other extraordinary general meeting.

The Companies Law of the Cayman Islands provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our second amended and restated memorandum and articles of association provide that upon the requisition of shareholders representing not less than two-thirds of the voting rights entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, shareholders may propose only ordinary resolutions to be put to a vote at such meeting and shall have no right to propose resolutions with respect to the election, appointment or removal of directors or with respect to the size of the board. Our second amended and restated memorandum and articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. Subject to regulatory requirements, our annual general meeting and any extraordinary general meetings must be called by not less than ten (10) clear days’ notice prior to the relevant shareholders meeting and convened by a notice discussed below. Alternatively, upon the prior consent of all holders entitled to attend and vote (with regards to an annual general meeting), and the holders of 95% in par value of the shares entitled to attend and vote (with regard to an extraordinary general meeting), that meeting may be convened by a shorter notice and in a manner deemed appropriate by those holders.

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

A resolution put to the vote of the meeting shall be decided on a poll. An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes cast by, or on behalf of, the shareholders entitled to vote present in person or by proxy and voting at the meeting. A special resolution requires the affirmative vote of no less than two-thirds of the votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting (except for certain matters described below which require an affirmative vote of two-thirds). Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our second amended and restated memorandum and articles of association.

Our second amended and restated memorandum and articles of association provide that the affirmative vote of no less than two-thirds of votes cast by the shareholders entitled to vote who are present in person or by proxy at a general meeting shall be required to approve any amendments to any provisions of our second amended and restated memorandum and articles of association that relate to or have an impact upon the procedures regarding the election, appointment, removal of directors and size of the board.

Transfers of Shares

Subject to any applicable restrictions set forth in our second amended and restated memorandum and articles of association, any of our shareholders may transfer all or a portion of their ordinary shares by an instrument of transfer in the usual or common form or in the form prescribed by Nasdaq or in any other form which our board of directors may approve. Our board of directors may, in its absolute discretion, refuse to register a transfer of any common share that is not a fully paid up share to a person of whom it does not approve, or any common share issued under any share incentive scheme for employees upon which a restriction on transfer imposed thereby still subsists, and it may also, without prejudice to the foregoing generality, refuse to register a transfer of any common share to more than four joint holders or a transfer of any share that is not a fully paid up share on which we have a lien. Our board of directors may also decline to register any transfer of any registered common share unless: a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as the board of directors may from time to time require is paid to us in respect thereof; the instrument of transfer is in respect of only one class of shares; the ordinary shares transferred are fully paid and free of any lien; the instrument of transfer is lodged at the registered office or such other place (i.e., our transfer agent) at which the register of shareholders is kept, accompanied by any relevant share certificate(s) and/or such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer; and if applicable, the instrument of transfer is duly and properly stamped.

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

Anti-Takeover Provisions

Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

Inspection of Books and Records

Holders of ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our board of directors may determine from time to time whether our accounting records and books shall be open to the inspection of our shareholders not members of our board of directors. Notwithstanding the above, our second amended and restated memorandum and articles of association provide our shareholders with the right to receive annual audited financial statements. Such right to receive annual audited financial statements may be satisfied by filing such annual reports as we are required to file with the SEC.

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

None.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended December 31, 2022 and December 31, 2023, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2023. As a result of inherent limitations, our internal control over financial reporting may not prevent or detect misstatements, errors or omissions.

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

The annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2023.

Changes in Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements for years ended December 31, 2022 and December 31, 2023 three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

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

As we were in the process of implementing such remedial measures as of December 31, 2023, our management concluded that the material weaknesses had not been fully remediated and that such material weaknesses still existed.

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. We and our independent registered public accounting firm were not required to perform an evaluation of our internal control over financial reporting as of December 31, 2023. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

	For the year ended
	December 31,
	2023	2022
Audit fees (1)	$180,000	$160,000
Audit-related fees (2)	—	—
Tax fees(3)	—	—
All Other Fees(4)	180,000	160,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

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

NASDAQ Listing Rule 5620(a) requires each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year end. However, NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement. We follow home country practice with respect to annual meetings and did not hold an annual shareholder meeting in the year ended December 31, 2023. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

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

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Blue Hat Interactive Entertainment Technology and its subsidiaries are included at the end of this annual report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1

Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-3 (File No. 333-274893) filed with the Securities and Exchange Commission on October 6, 2023)

2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Description of Securities (incorporated herein by reference to the section titled &horbar;”Description of Share Capital and Governing Documents”&Vert; in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
4.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.1 0 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).

4.7	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.8	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.9	Form of Warrant issued to Purchasers (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.11	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).
4.12	Form of Securities Purchase Agreement dated July 12, 2022 between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 12, 2022).
4.13	Equity Purchase Agreement dated August 25, 2022 between Fujian Blue Hat Group Co. Ltd and Xiamen Shengruihao Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 8, 2023).
4.14	Form of Securities Purchase Agreement dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.15	Form of Convertible Promissory Note dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.16	Amendment to Convertible Promissory Note dated October 24, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 25, 2022).
4.17	Form of Securities Purchase Agreement dated March 28, 2023 between Blue Hat Interactive Entertainment Technology and F&P Capital Management Company Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on March 31, 2023).
4.18	Form of Share Subscription Agreement with English Translation (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on August 15, 2023)
4.19	English Translation of the Termination Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on June 8, 2023)
4.20	Employment Agreement by and between Blue Hat Interactive Entertainment Technology and Mr. Weicheng Pan dated May 10, 2023 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on May 15, 2023)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
Xiaodang Chen
Date:April 30, 2024		Chief Executive Officer and Director

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2023, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for the year ended December 31, 2023, and the related notes to the consolidated financial statements and schedule (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from continuing operations of appropriately $29.11 million and has negative operating cash flow of appropriately $9.77 million in the period ended December 31, 2023. These conditions indicate that a material uncertainty exists that raise substantial doubt on its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

/s/ OneStop Assurance PAC

We have served as the Company’s auditors since 2023.

Singapore
April 30, 2024
PCAOB Register Number 6732

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

Singapore
May 8, 2023
PCAOB ID#3487

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2023	2022
		(Restated)

ASSETS
Current assets:
Cash and cash equivalents	$407,588	$69,273
Restricted cash	1,587	1,129
Inventories	17,545,153	—
Accounts receivable, net	15,157,384	9,170,996
Accounts receivable, related party	9,571	—
Other receivables, net	4,182,706	4,704,455
Other receivables, related party	1,941,723	1,427,829
Prepayments, net	36,588	80,834
Assets related to discontinued operation	—	6,077,554
Total current assets	39,282,300	21,532,070
Non-current assets:
Operating lease, right-of-use asset	2,353,083	40,596
Prepayments	2,388,435	2,495,570
Property, plant and equipment, net	3,544,751	3,817,015
Intangible assets, net	—	1,368,424
Long-term investments	1,694,269	1,722,999
Assets related to discontinued operation	—	3,300,184
Total non-current assets	9,980,538	12,744,788
Total assets	$49,262,838	$34,276,858

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$273,713	$473,825
Taxes payable	805,577	841,334
Accounts payable	318,729	324,991
Other payables and accrued liabilities	4,027,883	9,014,057
Other payables - related party	—	22,643
Operating lease liabilities - current	235,470	11,261
Customer deposits	3,020	19,629
Liability related to discontinued operation	—	6,700,468
Total current liabilities	5,664,392	17,408,208
Non-current liabilities:
Operating lease liability	2,141,421	31,041
Long-term loans banks	—	—
Long-term loans – related party	834,950	914,771
Convertible notes payable	—	1,393,499
Total other liabilities	2,976,371	2,339,311
Total liabilities	8,640,763	19,747,519
Shareholder’s equity
Ordinary shares, $0.01 par value, 500,000,000 shares authorized, 58,398,281 shares issued and outstanding as of December 31, 2023, 9,894,734 shares issued and outstanding as of December 31, 2022	583,982	98,947
Additional paid-in capital	93,828,090	44,145,826
Statutory reserves	2,143,252	2,143,252
Retained earnings	(56,832,015)	(35,113,598)
Accumulated other comprehensive loss	898,766	834,513
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	40,622,075	12,108,940
Non-controlling interests	—	2,420,399
Total Equity	40,622,075	14,529,339

Total liabilities and shareholders’ equity	$49,262,838	$34,276,858

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
		(Restated)	(Restated)

Revenues	$73,686,733	$2,195,954	$12,139,500
Cost of revenue	(72,532,882)	(958,438)	(5,782,664)
Gross profit	1,153,851	1,237,516	6,356,836
Operating expenses:
Selling	(7,677)	(159,937)	(315,600)
Research and development	(2,570,158)	(2,734,982)	(11,233,806)
General and administrative expenses	(13,766,487)	(6,224,674)	(31,335,421)
Impairment loss	(13,693,305)	(33,397)	(14,632,931)
Total operating expenses	(30,037,627)	(9,152,990)	(57,517,758)

(Loss)/Income from operations	(28,883,776)	(7,915,474)	(51,160,922)
Other income (expense)
Interest income	7	374	156,038
Interest expense	(222,057)	(133,882)	(229,985)
Other finance expenses	(62,025)	(15,264)	(65,344)
Other income (expense), net	66,205	39,080	(191,499)
Total other expense, net	(217,870)	(109,692)	(330,790)

(Loss)/ income from Continuing Operations before income taxes	(29,101,646)	(8,025,166)	(51,491,712)
Provision for income taxes	(6,081)	(1,097,888)	(1,104)
(Loss)/ income from continuing operations	(29,107,727)	(9,123,054)	(51,492,816)

Discontinued Operations (Note 19)
Gain on disposal of discontinued operations	7,389,310	—	1,493,945
(Loss) from discontinued operations	—	(282,027)	(10,055,749)

Net Income (Loss)	(21,718,417)	(9,405,081)	(60,054,620)
Less: Net (loss) income attributable to non-controlling interest	(2,420,399)	(40,025)	(2,918,680)

Net (Loss) Income attributable to Blue Hat Interactive Entertainment Technology	(19,298,018)	(9,365,056)	(57,135,940)

Other comprehensive (loss) income
Net (loss)/ Income from continued operations	(29,107,727)	(9,123,054)	(51,492,816)
Foreign currency translation adjustment continued operation	(199,032)	(1,883,571)	651,272

Comprehensive (loss) income - continued operation	$(29,306,759)	$(11,006,625)	$(50,841,544)
Income (loss) from discontinued operation	7,389,310	(282,027)	(8,561,804)
Foreign currency translation adjustment - discontinued operation	263,285	258,828	66,288
Comprehensive income (Loss) - discontinued operation	$7,652,595	$(23,199)	$(8,495,516)

Comprehensive (loss) income	$(21,654,164)	$(11,029,824)	$(59,337,060)

Less: Net (loss) income attributable to non-controlling interest	(2,420,399)	(40,025)	(2,918,680)

Comprehensive income (loss) attributable to Blue Hat Interactive Entertainment shareholders	(19,233,765)	(10,989,799)	(56,418,380)

Weighted average number of ordinary shares
Basic	29,722,950	7,639,482	5,053,727
Diluted	30,975,275	8,565,163	5,800,048

Earnings per share
Basic (loss) earnings per share from continued operation	$(0.98)	$(1.19)	$(10.19)
Basic earnings per share from discontinued operation	0.33	(0.04)	(1.12)

Diluted Earnings per share:
Diluted (loss) earnings per share from continued operation	$(0.98)	$(1.19)	$(10.19)
Diluted earnings per share from discontinued operation	0.33	(0.04)	(1.12)

* Reclassification- certain reclassifications have been made to the financial statements for the year ended December 31, 2021 and December 31, 2022 to conform to the presentation for the year ended December 31, 2023, with no effect on previously reported net income (loss).

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive	Non- Controlling
	Shares	Par value	capital	reserve	Unrestricted	income	interest	Total

BALANCE, December 31, 2020	$3,855,369	$38,554	$23,466,482	$2,204,174	$31,387,398	$1,741,696	$111,404	$58,949,708

Issuance of ordinary shares - cash	1,345,000	13,450	11,903,355	—	—	—	—	11,916,805
Issuance of ordinary shares for conversion of debt	157,014	1,570	756,580	—	—	—	—	758,150
Share based payment service	25,000	250	155,575	—	—	—	—	155,825
Net loss from continued operation	—	—	—	—	(51,492,816)	—	—	(51,492,816)
Net loss from discontinued operation	—	—	—	—	(7,137,069)	—	(2,918,680)	(10,055,749)
Statutory reserves	—	—	—	—	—	—	—	—
Acquisition of Fresh Joy	—	—	—	—	—	—	5,379,104	5,379,104
Disposition of Discontinue operation	—	—	—	(60,922)	1,493,945	66,288	(111,404)	1,387,907

Foreign currency translation	—	—	—	—	—	651,272	—	651,272

BALANCE, December 31, 2021	5,382,383	$53,824	$36,281,992	$2,143,252	$(25,748,542)	$2,459,256	$2,460,424	$17,650,206

Issuance of ordinary shares - cash	78,400	784	87,808	—	—	—	—	88,592
Issuance of ordinary shares - prepayment for acquisition of assets	1,000,000	10,000	3,510,000	—	—	—	—	3,520,000
Issuance of ordinary shares-conversion of debt	414,786	4,147	252,668	—	—	—	—	256,815
Issuance of ordinary shares – cashless exercise	270,492	2,705	(2,705)	—	—	—	—	—
Share based payment service	2,140,000	21,400	2,426,150	—	—	—	—	2,447,550
Net loss from continued operation	—	—	—	—	(9,123,054)	—	—	(9,123,054)
Net loss from discontinued operation	—	—	—	—	(242,002)	—	(40,025)	(282,027)
Share-based payments - omnibus equity plan	600,000	6,000	1,590,000	—	—	—	—	1,596,000
Reverse split senders	8,673	87	(87)	—	—	—	—	—
Statutory reserves	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	(1,624,743)	—	(1,624,743)
BALANCE, December 31, 2022	9,894,734	$98,947	$44,145,826	$2,143,252	$(35,113,598)	$834,513	$2,420,399	$14,529,339
Issuance of ordinary shares - cash	4,283,425	42,834	2,955,563	—	—	—	—	2,998,397
Issuance of ordinary shares-conversion of debt	1,420,122	14,201	1,075,621	—	—	—	—	1,089,822
Issuance of common stock to pay for goods	42,000,000	420,000	42,000,000	—	—	—	—	42,420,000
Share based payment service	800,000	8,000	3,651,080	—	—	—	—	3,659,080
Net loss from continued operation	—	—	—	—	(29,107,727)	—	—	(29,107,727)
Statutory reserves	—	—	—	—	—	—	—	—
Disposition of Discontinue operation	—	—	—	—	7,389,310	263,285	(2,420,399)	5,232,196
Foreign currency translation	—	—	—	—	—	(199,032)	—	(199,032)
BALANCE, December 31, 2023	58,398,281	$583,982	$93,828,090	$2,143,252	$(56,832,015)	$898,766	$—	$40,622,075

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
		(Restated)	(Restated)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(21,718,417)	$(9,405,081)	$(60,054,620)
Net income (loss) from discontinued operation	7,389,310	(282,027)	(8,561,804)
Net (loss) from continuing operation	(29,107,727)	(9,123,054)	(51,492,816)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	260,883	185,083	241,265
Amortization of intangible assets	159,579	169,149	1,557,016
Impairment of goodwill	—	3,681	14,537
Impairment of intangible assets	1,075,997	—	14,632,931
Impairment of Property, plant and equipment	17,308	29,716	—
Impairment of inventory	12,600,000
Interest expenses related to convertible note	146,322	100,314	—
Share-based payments	3,659,080	4,043,550	—
Issuance of common stock to pay for goods	42,420,000	—	—
Provision for doubtful accounts	10,246,270	(1,060,782)	(29,661,273)
Deferred income taxes	—	—	119,127
Changes in operating assets and liabilities:
Accounts receivable	(14,915,499)	4,762,503	9,091,390
Accounts receivables related party	—	—	1,906,101
Other receivables	(1,208,861)	385,779	24,850,497
Inventories	(17,545,153)	116,115	(41,460)
Prepayments	41,367	(773,671)	14,189,940
Operating lease assets	22,102	276	(13,025)
Accounts payable	(6,260)	(21,891)	134,526
Other payables and accrued liabilities	(4,986,175)	92,607	5,179,130
Customer deposits	(16,609)	12,549	5,532
Taxes payable	(35,756)	(395,191)	(5,337,785)
Net cash (used in) generated from operating activities - continued operation	(9,773,132)	(1,473,267)	(14,624,367)
Net cash (used in) generated from operating activities - discontinued operation	7,661,561	281,780	(5,488,297)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	—	(3,429)	(140,962)
Proceeds from disposal of equipment	—	9,760	52,799
Purchase of intangible assets	—	—	(16,385,451)
Proceeds from disposal of intangible assets	—	—	12,985,106
Disposal of a subsidiary	(15,380)	—	(866,075)
Acquisition of subsidiaries, net of cash received	—	5	(162,326)
Net cash from investing activities – continued operation	(15,380)	6,336	(4,516,909)
Net cash from investing activities – discontinued operation	—	—	(1,952)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	2,998,397	88,592	12,830,780
Gross proceeds from issuance of convertible note	—	1,550,000	—
Repayment of convertible note	(449,999)	—	(739,189)
Proceeds (Repayment) from other payables - related party	—	905,171	6,406
(Repayment) from loan payables - related party	(102,464)	—	(14,117)
Change in restricted cash	(1,587)	(1,129)	—
Repayments of short-term loans - banks	(138,393)	—	(4,663,292)
Net cash generated from financing activities – continued operation	2,305,954	2,542,634	7,420,588
Net cash generated from financing activities – discontinued operation	(52,322)	(11,960)	154,260
EFFECT OF EXCHANGE RATES ON CASH	210,505	(1,319,437)	1,439,535
NET CHANGES IN CASH AND CASH EQUIVALENTS	337,186	26,086	(15,617,142)
CASH AND CASH EQUIVALENTS, beginning of year	70,402	50,449	15,752,704
CASH AND CASH EQUIVALENTS, end of year	$407,588	$76,535	$135,562

Less: cash and cash equivalents from the discontinued operations, end of year	—	(7,262)	(85,113)
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$407,588	$69,273	$50,449

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
		(Restated)	(Restated)

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$407,588	$76,535	$135,562
CASH AND CASH EQUIVALENTS, end of year	$407,588	$76,535	$135,562

Provision for doubtful trade receivables	$(8,929,110)	$(1,035,345)	$(6,037,274)
Provision for doubtful other receivables	(1,207,145)	(22,869)	(13,484,319)
Reversal for doubtful prepayments	(110,014)	4,925	(10,166,240)
Allowance for inventory	—	(7,492)	26,561
(Reversal)/Provision for doubtful accounts	$(10,246,269)	$(1,060,781)	$(29,661,272)

Cash paid for income tax	$6,081	$1,097,888	$1,529,850

Cash paid for interest	$222,057	$133,882	$229,985

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$2,353,083	$40,596	$118,272

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$235,470	$11,261	$57,645

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

Blue Hat BVI is also a holding company holding all of the outstanding equity of Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”) which was established in Hong Kong on June 26, 2018. Blue Hat HK is also a holding company holding all of the outstanding equity of Xiamen Duwei Consulting Management Co., Ltd. (“Blue Hat WFOE”) which was established on July 26, 2018 under the laws of the People’s Republic of China (“PRC” or “China”) and its wholly owned subsidiary, Hunan Engaomei Animation Culture Development Co., Ltd. (“Blue Hat Hunan”) a PRC company, was established and engaged in designing, producing, promoting and selling interactive toys with mobile games features, online interactive educational program, original intellectual property and peripheral derivatives features worldwide.

On November 13, 2018, Blue Hat Cayman completed a reorganization of entities under common control of its then existing shareholders, who collectively owned all of the equity interests of Blue Hat Cayman prior to the reorganization. Blue Hat Cayman, Blue Hat BVI, and Blue Hat HK were established as the holding companies of Blue Hat WFOE.

On August 23, 2021, Fujian Blue Hat Group Co., Ltd (“Blue Hat Group”) which was the subsidiary of Blue Hat HK was established under the laws of the PRC.

On February 2021, the Blue Hat WFOE acquired additional 51.5% of Fujian Youth Hand in Hand Educational Technology Co., Ltd (“Fujian Youth”), and Fujian Youth is owned 48.5% by Blue Hat Fujian. On June 2023, Blue Hat Fujian was disposed, and Fujian Youth is 100% owned by Blue Hat WFOE. On March 24 2021, a wholly owned subsidiary Fuzhou Qiande Educational Technology Co., Ltd (“Qiande”), a PRC company, was established under Fujian Youth.

On February 20, 2021, the Company established its wholly owned subsidiaries, Xiamen Bluehat Research Institution of Education Co., Ltd (“Bluehat Research”). On November 15, 2021, the Company deregistered Shenyang Qimengxing Trading Co., Ltd.

During 2021, the Company disposed Xunpusen (Xiamen) Technology Co., Ltd (“Xunpusen”), and Xiamen Jiuqiao Technology Co., Ltd (“Jiuqiao”).

On October 17, 2021, the Company deregistered Chongqing Lanhui Technology Co. Ltd.

On September 30, 2022, Blue Hat Group acquired 100% of Xiamen Shengruihao (“Shengruihao”) Technology Co., Ltd, a PRC company established on June 30, 2021.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, December 31, 2022, and December 31, 2021 statements of changes in stockholders’ equity, and in per share data for all period presented.

On April 3, 2023, Golden Strategy Ltd (“Golden strategy”) was established under the laws of British Virgin Islands. The Company has no substantive operations other than holding all of the outstanding share capital of Golden Alpha Strategy Limited (“Golden Alpha”) incorporated under the laws of Hong Kong on April 18, 2023 and Blue Hat Technology LLC. (“Blue USA”) incorporated under the laws of United States on July 21, 2023.

On June 13, 2023, Chongqing Duwei Chuangda Electronic Technology Co., Ltd which was the subsidiary of Blue Hat WFOE was established under the laws of PRC.

On July 5, 2023, Guangzhou Huangxin Enterprise Management Co., Ltd which was the subsidiary of Golden Alpha was established under the laws of PRC.

Disposition of interactive toys and mobile game business in PRC

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC.

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

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Hunan Engaomei Animation Culture Development Co., Ltd.

● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.

100% owned by Xiamen Duwei Consulting Management Co., Ltd.

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

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023 ● Registered capital of $50,000 ● Gold derivative information service	100% owned by Blue Hat Interactive Entertainment Technology.

Golden Alpha Strategy Limited	● A Hong Kong company ● Incorporated on April 18, 2023 ● Diamond trading	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Registered capital of $141,189 (RMB1,000,000) ● Technical development and service	100% owned by Xiamen Duwei Consulting Management Co., Ltd

Guangzhou Huangxin Management Co.,Ltd	● A PRC limited liability company ● Incorporated on July 5, 2023 ● Registered capital of $1,000,000 ● Supply chain information for diamond trading	100% owned by Golden Alpha Strategy Limited

Blue Hat Technology LLC	● A U.S.A limited liability company ● Incorporated on July 21, 2023 ● Logistic information service	100% owned by Golden Strategy Ltd.

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

On November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered, resulting in a loss on disposal of $1,012.

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operate in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operate in interactive toys and mobile game business in PRC, the disposition resulting in a gain on disposal of $7,389,310.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the wholly- foreign owned enterprise (“WFOE”) over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

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

The Company incurred operating loss from continuing operations of $29.11 million and generated negative operating cash flows of $9.77 million for the year ended December 31, 2023 and may continue to incur operating losses and generate negative operating cash flows as the Company implements its future business plan. By fund raising from the market and potential investors, the Company is going to expand our business, especially in commodity trading, which already brought significant improvement in fourth quarter of 2023. The Company believe this business will keep making profit and enhancing the cash flow for our company in 2024.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $898,766, $834,513 and $2,459,256 as of December 31, 2023, 2022 and 2021, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2023, 2022 and 2021 were translated at 7.08 RMB, 6.96 RMB and 6.38 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2023, 2022 and 2021 were 7.04 RMB, 6.70 RMB and 6.45 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Accounts receivable, net

Accounts receivable include trade accounts due from customers. Accounts are considered overdue after 30 -180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2023 and 2022, allowance for the doubtful accounts was $13,658,675 and $4,854,638, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2023 and 2022, allowance for the doubtful accounts was $13,481,228 and $12,489,219, respectively.

Inventories

Inventories are comprised of diamonds held for resale and are stated at the lower of cost or net realizable value using the weighted average method. Cost is primarily determined using the weighted average cost on a first-in, first-out (“FIFO”) basis for all inventories. Management reviews inventories for obsolescence and cost in excess of net realizable value quarterly and records a reserve against the inventory when the carrying value exceeds net realizable value. Due to the Company’s inventory principally consisting of diamonds, the age of the inventories has limited impact on the estimated market value. The Company’s diamonds do not degrade in quality over time and diamond inventory generally consists of the diamond shapes and sizes commonly used in the jewelry industry. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2023 and 2022, allowance for the doubtful accounts was $ 427,541 and $ 423,077, respectively.

Non-current

Non-current prepayment represents cash deposited or advanced for software development expenditure. This amount is refundable and bears no interest. As of December 31, 2023 and 2022, allowance for impairment loss was $ 7,824,549 and $ 7,857,703, respectively.

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

Impairment for long-lived assets other

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2023, 2022 and 2021, impairment for long-lived assets was $1,093,305, $29,716 and $14,632,931 respectively.

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

Long-term investments - continued

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; financial condition and near term prospects of the investments; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. No event had occurred and indicated that other-than-temporary impairment existed and therefore the Company did not record any impairment charges for its investments for the years ended December 31, 2023, 2022 and 2021.

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

Commodity Trading

For the sale of third-party products where the Company obtains control of the product before transferring it to the customer, the Company recognizes revenue based on the gross amount billed to customers. The Company considers multiple factors when determining whether it obtains control of third-party products, including evaluating if it can establish the price of the product, retains inventory risk for tangible products or has the responsibility for ensuring acceptability of the product. The company recognize revenue from sale of Glycol when no control obtained throughout the transactions.

Diamond Trading

Net sales primarily consist of revenue from diamond, gemstone and jewelry retail sales and payment is required with a credit period of 180 days after delivery. Delivery is determined to be the time of pickup for orders picked up in showrooms, and for shipped orders, delivery is deemed upon shipment. A return policy of 2 days from when the item is picked up or ready for shipment is typically provided; no manufacturing warranty is provided on all jewelry, and diamonds/gemstones. Revenue is recognized when customer gains control over the goods, which is upon delivery.

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

Shipping and handling

Shipping and handling costs amounted to $521, $4,481 and $32,541 for the years ended December 31, 2023, 2022 and 2021, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to $ Nil, $977,631 and $3,494,507 for the years ended December 31, 2023, 2022 and 2021, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Total government subsidies amounted to $70,148, $19,969 and $50,608 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 30,975,275 and 8,565,163 for the years ended December 31, 2023 and 2022.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $1,014, $1,599,627 and $76,843 for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Recently issued accounting pronouncements

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which provides guidance on the acquirer’s accounting for acquired revenue contracts with customers in a business combination. The amendments require an acquirer to recognize and measures contract assets and contract liabilities acquired in a business combination at the acquisition date in accordance with ASC 606 as if it had originated the contracts. This guidance also provides certain practical expedients for acquirers when recognizing and measuring acquired contract assets and contract liabilities from revenue contracts in a business combination. The new guidance is required to be applied prospectively to business combinations occurring on or after the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company has adopted such guidance and it does not have a material impact on our financial position, result of operations and cash flows.

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

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update are intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update is effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the ASU to determine its impact on our consolidated financial statements and related disclosures.

3. ACQUISITIONS

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

The following table summarizes the combined acquisition date fair value of the assets, including intangible assets, liabilities, assumed and related goodwill acquired from Fujian Youth:

Accounts receivables	$78,772
Other receivables	10,321
Inventories	2,955
Prepayments	1,215,130
Property, plant and equipment, net	153
Intangible assets, net	910,284
Total assets acquired	$2,217,615
Accrued expenses and other payables	1,993,335
Total Liabilities	1,993,335
Net identifiable assets acquired	224,280
Less: 48.5% owned by Blue Hat Interactive Entertainment Technology	75,547
Add: Goodwill	14,537
Total purchase price for acquisition net of $944 of cash	$163,270

The Company has included the operating results of Fujian Youth in our consolidated financial statements since the Acquisition Date.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2023	2022
Accounts receivable	$28,816,059	$14,025,634
Allowance for doubtful accounts	(13,658,675)	(4,854,638)
Total accounts receivable, net	$15,157,384	$9,170,996

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$4,854,638	$6,186,410
Addition/ (Write-off)	8,929,110	(1,035,345)
Exchange rate effect	(125,073)	(296,427)
Ending balance	$13,658,675	$4,854,638

5. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,	December 31,
	2023	2022

Deposit for business acquisitions	$12,139,263	$12,345,111
Deposit for set-up of research center	84,714	86,150
Others	5,439,957	4,762,413
Allowance for doubtful accounts	(13,481,228)	(12,489,219)
Total other receivables, net	$4,182,706	$4,704,455

Movements of allowance for doubtful accounts are as follows:

Beginning balance	$12,489,219	$13,652,322
Addition/(Write-off)	1,207,145	(22,869)
Exchange rate effect	(215,136)	(1,140,234)
Ending balance	$13,481,228	$12,489,219

In 2022, the Company acquired Fuzhou CSFC subject to customary conditions; it signed a three parties agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of December 31, 2023, the Company paid a refundable deposit of $5,893,057 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms. Since Fuzhou CSFC was disposed, the agreement party changed from Fuzhou CSFC to Blue Hat WFOE.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three party agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2023 the Company paid a refundable deposit of $6,246,206 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2023, the Company paid $84,714 to Zhongrun as a refundable deposit for preliminary costs.

6. INVENTORIES, NET

Inventories, net consist of the following:

	December 31,	December 31,
	2023	2022

Diamonds	$17,178,241	$—
Platinum	366,912	—
Total prepayments, net	$17,545,153	$—

Product obsolescence is closely monitored and reviewed by management on an ongoing basis. As of end of December 31 2023, allowance for obsolete was nil.

7. PREPAYMENTS, NET

Prepayments, net consist of the following:

	December 31,	December 31,
	2023	2022

Prepayments	$36,588	$19,464
Prepaid research and development expenses	2,388,435	61,370
Other	—	2,495,570
Total prepayments, net	$2,425,023	$2,576,404

	December 31,	December 31,
	2023	2022

Prepayments - current	$464,129	$503,911
Prepayments - non-current	10,212,984	10,353,273
doubtful accounts - current	(427,541)	(423,077)
Impairment loss	(7,824,549)	(7,857,703)
Total prepayments, net	$2,425,023	$2,576,404

Movements of allowance for doubtful accounts and impairment loss are as follows:

Beginning balance	$8,280,780	$9,040,265
Addition	110,015	4,925
Exchange rate effect	(138,705)	(764,410)
Ending balance	$8,252,090	$8,280,780

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

Operating lease expense for the years ended December 31, 2023, 2022 and 2021 was $283,342, $329,595 and $402,416, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2023
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$2,353,083

Current operating lease liabilities	Operating lease liabilities - current	$235,470
Noncurrent operating lease liabilities	Operating lease liabilities	2,141,421

Total operating lease liabilities		$2,376,891

Weighted average remaining lease term (in years):
Operating leases		18.92

Weighted discount rate:
Operating leases		4.24%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2024	$331,484
2025	335,595
2026	341,351
2027	350,587
Thereafter	1,587,941
Total	$2,946,958
Less: amount representing interest	570,067
Present value of future minimum lease payments	2,376,891
Less: Current obligations	235,470
Long-term obligations	$2,141,421

As of December 31, 2023 and 2022, the Company has additional operating lease commitments that have not yet commenced of approximately $0 and $0.

9. PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31,	December 31,
	2023	2022
Building	$4,322,359	$4,322,359
Electronic devices	310,724	315,992
Office equipment, fixtures and furniture	40,324	32,480
Vehicle	1,212	30,788
Subtotal	4,674,619	4,701,619
Less: accumulated depreciation and amortization	(1,084,461)	(855,928)
Less: impairment	(45,407)	(28,676)
Total	$3,544,751	$3,817,015

The depreciation expenses for the years ended December 31, 2023, 2022 and 2021 was $260,883, $185,083 and $344,570, respectively.

10. INTANGIBLE ASSETS, NET

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2023	2022

Patents	$1,241,199	$1,262,246
Licensed software	16,923,586	17,210,562
Software development costs	—	118,139
Less: accumulated amortization	(3,766,061)	(3,667,638)
Less: impairment	(14,398,724)	(13,554,885)
Intangible assets, net	$—	$1,368,424

Amortization expenses for the years ended December 31, 2023, 2022 and 2021 amounted to $ 159,579, $169,149 and $1,557,016, respectively. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2023 and 2022, it recorded $14,398,724 and $13,554,885 impairment loss respectively.

11. LONG-TERM INVESTMENTS

The Company’s long-term investments consist of cost method investment and equity method investments.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2023, 2022 and 2021, the carrying value of cost method investment in Xiamen Blue Wave was $1,694,269, $1,722,999 and $1,882,146 respectively.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary. No event suggests an indication for impairment; thus, the Company did not record any impairment for its investments for the years ended December 31, 2023, 2022 and 2021.

12. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ December 31,		December 31,
name	Maturities	rate	Guarantee	2023	2022
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	273,713	473,825
Total				$273,713	$473,825

The short term loan with Xiamen Rural bank which should be repaid in 2023 was overdue result in a penalty in the principle and interest amount to $40,906.

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2023, 2022 and 2021 amounted to $26,530, $33,569 and $52,452, respectively.

13. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2023	2022
Payables to non-trade vendors and service providers	$3,475,685	$8,771,325
Salary payables	473,086	186,216
Other miscellaneous payables	79,112	56,517
Total other payables and accrued liabilities	$4,027,883	$9,014,058

14. CONVERTIBLE NOTES PAYABLE

As of December 31, 2023 and 2022, convertible debt consisted of the following:

	December 31,	December 31,
	2023	2022

Beginning	$1,393,499	$—
Addition	—	1,550,000
Interest expenses	146,322	100,314
Paid for cash	(449,999)	—
Conversion	(1,089,822)	(256,815)
Convertible debt, net	$—	$1,393,499

Pursuant to this note, the Company, from time to time, offering the Ordinary Shares, par value 0.01, for an aggregate offering price of $1,550,000, issuable upon the conversion of $1,705,000 principal amount of 6% convertible note due January 14, 2024 (the “Note”).

On October 14, 2022, the Company entered into an agreement with Streeterville Capital, LLC (the “Purchaser”). The Purchaser bought the Note which has a principal amount of $1,705,000 and bears an interest rate that equals to 6% per annum, payable after the purchase price date, unless earlier period, or converted.

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

15. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2023	2022

Xiaodong Chen	CEO		$3	$2
Blue Hat Fujian	Shareholders’ investment company	Disposal consideration	1,559,671	—
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration	39,070	—
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable	342,979	—
Xiamen Jiuqiao Tech.	CEO holding company	Disposal consideration	—	1,427,827
Total			$1,941,723	$1,427,829

Other payables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2023	2022

Xiaodong Chen	CEO	Lease and other payable	$—	$18,848
Bequtiful Jade Ltd	Shareholders’ investment company	Attorney fee	—	3,795
Total			$—	$22,643

Long term loans - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2023	2022

Xiaodong Chen	CEO	Borrowing	$831,155	$914,771
Bequtiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	—
Total			$834,950	$914,771

Long term loans from related parties are unsecured and interest free, the payment was due on January 31, 2026.

16. Taxes

Income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Blue Hat BVI and Golden Strategy are incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, upon payments of dividends by these entities to their shareholders, no British Virgin Islands withholding tax will be imposed.

 United States

Blue USA which is a limited liability company that is taxed as a partnership for U.S. federal and certain state and local income tax purposes. Blue USA’s net taxable income or loss and related tax credits, if any, are passed through to its members on a pro-rata basis and included in the member’s tax returns. The income tax burden on the earnings taxed to the non-controlling interest holders is not reported by the Company in its consolidated financial statements under GAAP.

Hong Kong

Blue Hat HK and Golden Alpha are incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax law, Blue Hat HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

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

Tax savings for the years ended December 31, 2023, 2022 and 2021 amounted to $8,847,998, $6,402,621 and $0, respectively. The Company’s basic and diluted earnings per shares would have been lower by $0.3, $0.03 and $0 per share for the years ended December 31, 2023, 2022 and 2021, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2023	2022

Current	$6,081	$1,097,888
The provision for income taxes	$6,081	$1,097,888

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%	(10.0)%
Preferential Blue Hat Pingxiang tax rate reduction	—	—	—
Permanent difference	(15.2)%	(15.2)%	(15.2)%
Effective tax rate	(0.2)%	(0.2)%	(0.2)%

As of December 31, 2023, 2022 and 2021, the Company had approximately $35 million, $26 million and $29 million of allowance for doubtful accounts with deferred tax assets of approximately $0, $0 and $0, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets as of December 31, 2022 and 2021. Thus, there were no valuation allowances of December 31, 2023 and 2022 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2023, 2022 and 2021. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2023	2022

VAT taxes payable	$441,704	$471,604
Income taxes payable	183,171	180,244
Other taxes payable	180,702	189,487
Totals	$805,577	$841,335

17. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2023, 2022 and 2021, $409,175, $70,402 and $50,449 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2023, two customers accounted for 17.15% and 10.14% of the Company’s total revenues. For the year ended December 31, 2022, five customers accounted for 18.6%, 16.8%, 16.2%, 10.9% and10.2% of the Company’s total revenues. For the year ended December 31, 2021, two customers accounted for 14.6% and 10.9% of the Company’s total revenues.

As of December 31, 2023, four customers accounted for 36.2%, 26.9%, 19.0% and 17.3% of the total balance of accounts receivable. As of December 31, 2022, three customers accounted for 13.7%, 11.7% and 11.4% of the total balance of accounts receivable. As of December 31, 2021, three customers accounted for 12.9%, 12.4% and 10.9% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2023, two vendors accounted for 28.98% and 20% of the Company’s total purchases. For the year ended December 31, 2022, three vendors accounted for 22.67%, 13.82% and 13.09% of the Company’s total purchases. For the year ended December 31, 2021, three vendors accounted for 39.72%, 29.96% and 28.40% of the Company’s total purchases.

As of December 31, 2023, four vendors accounted for 37.5%, 14.37%, 10.53% and10.12% of the total balance of accounts payable. As of December 31, 2022, one vendor accounted for 13.7% of the total balance of accounts payable. As of December 31, 2021, one vendor accounted for 10.10% of the total balance of accounts payable.

18. SHAREHOLDERS’ EQUITY

Ordinary shares

Blue Hat Cayman was established under the laws of Cayman Islands on June 13, 2018. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.01 per ordinary share.

On May 10, 2022, the Company has authorized and approved a 1-for-10 reverse stock split of the Company’s authorized (issued and unissued) shares of ordinary shares, effective May 27, 2022. The reverse stock split would be reflected in December 31, 2023, and December 31, 2022 statements of changes in stockholders’ equity, and in per share data for all period presented.

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

On March 2023, the Company entered into an Agreement with F&P Capital Management Company Limited to consist of a sale of 4,000,000 ordinary shares, par value $0.01 at a total consideration of $2,800,000. F&P act as the Company’s party to distribute the shares to individuals: Wei WEN, Youzhi FAN, Ping LIU, Qian WANG, Chengcheng FAN, and Yao CHENG.

On September 2023 afterwards, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share, the exercise price per share of the common stock shall be adjusted to $0.70, result in an additional warrant amount of $283,425.

18. Shareholders’ equity

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui , respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021 . According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to Dec 31 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started at January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital was 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 2023 , the Company engaged Dengwei as the non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses, under the agreement, the Company issue 500,000 common shares, par value $0.01 per share.

On August 29, 2023, the Company and FirsTrust China Ltd signed a consulting contract to provide the Company with consulting advice on development strategies and business operations for a period of 6 months from August 29 2023 to February 28, 2024, the contractual payment is for a total of 300,000 ordinary shares.

Diamond purchase agreement

On June 28, 2023, the Company has entered into two diamonds purchased agreements with Alpha Infinity Fintech Inc. and Fujian Blue Sea Resting Sun Science and Technology Limited respectively, pursuant to which the Company agreed to purchase the diamonds from and the subscribers have agreed to sell to the Company, a number of diamonds valued at $25,472,904.53 in respect of the Diamonds Purchase with Alpha and $5,607,025.14 in respect of the Diamonds Purchase with Blue Sea, totaling $31,079,929.67 in value. Pursuant to the Alpha Agreement, the consideration for the Diamonds thereunder shall be settled by way of (i) issuance of the Company’s ordinary shares, par value $0.01 per share to Alpha and its designated allottees; and (ii) payment of $1.3 million in cash. Pursuant to the Blue Sea Agreement, the consideration for the Diamonds thereunder shall settled by way of issuance of the Company’s Ordinary Shares to Blue Sea and its designated allottees. Part of the consideration will be in the form of the Company issuing to the subscribers a total of 42,000,000 Ordinary Shares for a purchase price of $0.71 per Purchased Share and a total aggregate consideration of $29,820,000. As the closing price of the Company stock was $1.01 per share on June 28, 2023, the purchased was $42,000,000.

Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by Blue Hat WFOE and Blue Hat Fujian (collectively “Blue Hat PRC entities”) only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Blue Hat PRC entities.

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

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2023, 2022 and 2021 amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $83,955,324, $46,388,025 and $38,479,068, respectively.

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

Statutory reserve

During the years ended December 31, 2023, 2022 and 2021, Blue Hat PRC entities collectively attributed nil, nil and $(60,922) of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2023, 2022 and 2021, the Company’s shareholders contributed $37,567,299, $7,908,957, and $12,830,780 to the Company.

19. IMPAIRMENT LOSS

Movements of impairment loss for goodwill are as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Acquisition of Shengruihao - goodwill	$—	$3,681	$—
Acquisition of Fujian Youth Hand in Hand Educational Technology Co., Ltd - goodwill	—	—	14,537
Impairment loss	—	(3,681)	(14,537)

The Company recorded $13,693,305 and $ 33,397 of impairment loss in fiscal year 2023 and 2022 respectively related with goodwill and amortization asset.

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s book. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is ten years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2023 and 2022, it recorded $1,075,997 and nil impairment loss respectively.

Property plant and equipment are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life. The useful life of the impaired asset is three years, which is determined by using the time period that an property plant and equipment is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the asset is unlikely to generate cash flow, as of year ended December 2023 and 2022, it recorded $17,308 and $29,716 impairment loss respectively.

On January 25, 2021, Blue Hat Cayman acquired 100% entity interest of Fresh Joy under the Company. Goodwill was formed while acquisition. The Company tests goodwill for impairment for its reporting units on an annual basis, or when events occur or circumstances indicate the fair value of a reporting unit is below its carrying value. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that implied fair value of the goodwill within the reporting unit is less than its carrying value.

The Company uses the discounted cash flow model to estimate fair value, which requires management to make significant estimates and assumptions related to forecasts of future revenue and operating margin. In addition, the discounted cash flow model requires the Company to select an appropriate weighted average cost of capital based on current market conditions as of December 31, 2022. The Company has concluded that goodwill impairment loss is $3,681 as of December 31, 2022.

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

On November 15, 2021, Shenyang Qimengxing Trading Co., Ltd. (“Blue Hat Shenyang”) was deregistered, resulting in a loss on disposal of $1,012.

On June 8, 2023, the Company disposed the variable interest entities and their subsidiaries, Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”). The subsidiaries including Pingxiang Blue Hat Technology Co. Ltd. (“Blue Hat Pingxiang”), Fujian Lanyun Canghai Technology Co., Ltd (“Fujian Lanyun”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, upon the disposition, the assets and liabilities are transferred to Blue Hat WOFE.

On June 8, 2023, he Company also disposed another variable interest entities and their subsidiaries, Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”). The VIEs and subsidiaries mainly operating in interactive toys and mobile game business in PRC, the disposition resulting in a gain on disposal of $7,389,310.

Loss from discontinued operations for the ended December 31, 2023 and 2022 was as follows:

	December 31	December 31,
	2023	2022
Revenues	$—	$5,180,055
Cost of sales	—	(2,419,222)
Gross profit	—	2,760,833
Operating expenses:
General and Administrative	—	(144,570)
Selling expenses	—	(973,688)
Research and development	—	(1,726,906)
Total	—	$(2,845,164)
Other income (expense)
Interest income	$—	$—
Other (expense) income, net	—	(197,395)
Other finance expenses	—	(301)
Total	—	(197,696)
Loss from discontinued operations before income tax	—	(282,027)
Income tax provision	—	—
Loss from discontinued operations before non-controlling interest	$—	$(282,027)
Less: Net loss attributable to non-controlling interest	—	—
Foreign currency translation	—	258,828
Gain/(Loss) from discontinued operation	$7,389,310	$(23,199)

The major components of assets and liabilities related to discontinued operations are summarized below:

	December 31,	December 31,
	2023	2022
Cash	$—	$7,262
Accounts receivable	—	4,320,498
Other current assets	—	1,084
Prepayments, net	—	1,748,710
Property, plant and equipment, net	—	17,636
Intangible assets, net	—	3,282,548
Total assets related to discontinued operations	—	9,377,738
Accounts payable	—	560,539
Short term loans - banks	—	788,119
Other payables and accrued expenses	—	2,432,995
Other payables - related party	—	142,300
Customer deposits	—	880,350
Tax payables	—	1,896,165
Total liabilities related to discontinued operations	$—	$6,700,468

21. COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into three agreements for game software development and one  agreements for community software development. As of December 31, 2023 and 2022, the Company’s commitment under these agreements amounted to $ 2,388,435 and $ 15,487,465, respectively.

On Aug 26, 2021, the Company entered into a Sanguo game software development with Chengguo with total contract amount $1,263,642. $439,098 was paid to Chengguo when contract was first signed. $252,728 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2023, the program has completed 70%, but the payment has not made.

On Sep 14, 2021, the Company entered into a Monopoly game software development with Xiamen Chengguo intelligence technology Co.,Ltd (“Chengguo”) with total contract amount $906,434. $332,394 was paid to Chengguo when contract was first signed. $272,495 is expected to be paid to the developer when the project completed by 80%, until Dec 31, 2023, the program has completed 75%.

On Nov 3, 2021, the Company entered into a box game software development with Fuzhou Qirui software development Co.,Ltd (“Qirui”) with total contract amount $1,280,585. $612,721 was paid to the developer when the contract first signed. $635,351 is expected to be paid to the developer when the project completed by 50%, until Dec 31, 2023 the program has competed by 65%, but the payment has not made.

On Oct 18, 2022, the Company entered into a platform development with Chengguo aiming to analyze the statistics of commodity and jewelry transactions with total contract amount $1,601,084. $1,004,222 was paid to Chengguo when contract was first signed. $399,565 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2023, the program has completed 20%.

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

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021

Diamond trading	$15,152,777	$—	$—
Commodity trading	58,118,001	1,149,163	—
Information service	415,955	884,329	1,608,519
Interactive toys - animation series	—	6,903	657,619
Interactive toys - game series	—	155,559	8,723,480
Mobile game	—	—	1,149,882
Total revenues	$73,686,733	$2,195,954	$12,139,500

Disaggregated information by business lines are as follows:

Year ended December 31, 2023

	Diamond Trading	Commodity Trading	Information service	Interactive toys animation series	Interactive toys game series	Mobile game
Revenue	$15,152,777	$58,118,001	$415,955	$—	$—	$—
Costs of
revenue	(13,901,688)	(58,081,952)	(549,242)	—	—	—
Gross Profit	1,251,089	36,049	(133,287)	—	—	—

Year ended December 31, 2022
	Interactive toys animation series	Interactive toys game series	Commodity Trading	Information Service

Revenue	$6,903	$155,559	$1,149,163	$884,329
Costs of revenue	(3,420)	(78,118)	(50,804)	(826,096)
Gross Profit	$3,483	$77,441	$1,098,359	$58,233

Year ended December 31, 2021
	Interactive toys animation series	Interactive toys game series	Mobile game	Information Service

Revenue	$657,619	$8,723,480	$1,149,882	$1,608,519
Costs of revenue	(140,450)	(4,340,776)	—	(1,301,438)
Gross Profit	$517,169	$4,382,704	$1,149,882	$307,081

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Domestic PRC revenues	$73,686,733	$2,195,954	$12,139,500
Export revenues	—	—	—
Total revenues	$73,686,733	$2,195,954	$12,139,500

Segment asset

	December 31,	December 31,
	2023	2022
Diamond trading	$33,029,615	$—
Commodity trading	114,900	159,666
Information service	2,507,120	2,646,806
Interactive toys	—	10,379,754
Corporate and Unallocated	13,611,203	11,712,894
Assets related to discontinued operation	—	9,377,738
Total	49,262,838	34,276,858

Assets subject to attribution to business segments largely include property, plant and equipment, receivable and right of use assets. All other items are reflected in Corporate and Unallocated.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2022.

PARENT COMPANY BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$23,107	$6,791
Account receivables, net	15,090,224	—
Other receivables, net	4,299,894	3,524,253
Inventories	17,178,241	—
Total current assets	36,591,466	3,531,044
Non-current assets:
Property, plant and equipment, net	3,526,773	3,731,963
Investment in subsidiaries	1,961,211	17,619,903
Total non-current assets	5,487,984	21,351,866
Total assets	$42,079,450	$24,882,910
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$622,425	$8,041,502
Other payables - related party	—	3,799
Short-term loans	—	—
Convertible notes payable	—	—
Total current liabilities	622,425	8,045,301
Non-current liabilities	834,950	2,308,270
Total liabilities	1,457,375	10,353,571
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 58,398,281, 9,894,734, shares issued and outstanding as of December 31, 2023 and 2022 respectively	583,983	98,947
Additional paid-in capital	93,828,090	44,145,826
Statutory reserves	2,143,252	2,143,252
Retained earnings	(56,832,015)	(35,113,598)
Accumulated other comprehensive losses	898,766	834,513
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	40,622,075	12,108,940
Non-controlling interest	—	2,420,399
Total equity	40,622,075	14,529,339
Total liabilities and shareholders’ equity	$42,079,450	$24,882,910

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Revenues	15,152,777	—	—
Cost of sales	(13,901,688)	—	—
Gross profit	1,251,089	—	—
Operating expenses:
General and administrative expenses	$(2,195,689)	$(2,621,808)	$(1,169,384)
Research and development	(2,438,520)	(2,278,990)	—
Impairment loss	(12,600,000)
Other income (expenses):
(Interest expense)/interest income	(146,322)	(100,314)	(169,366)
Other finance expenses	(60,032)	(6,998)	(10,442)
Equity income of subsidiaries and VIEs from continue operation	(12,918,251)	(4,114,945)	(50,143,624)
Equity income of subsidiaries and VIEs from discontinued operation	7,389,310	(282,027)	(8,561,804)

NET (LOSS) INCOME	(21,718,417)	(9,405,081)	(60,054,620)
FOREIGN CURRENCY
Translation adjustment from continued operation	(199,032)	(1,883,571)	651,272
Translation adjustment from discontinued operation	263,285	258,828	66,288
COMPREHENSIVE (LOSS) INCOME	$(21,654,164)	$(11,029,824)	$(59,337,060)
Less: Comprehensive income attributable to non-controlling interest	(2,420,399)	(40,025)	(2,918,680)
Comprehensive income attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(19,233,765)	$(10,989,799)	$56,418,380

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continued operation	$(29,107,727)	$(9,123,054)	$(51,492,816)
Adjustments to reconcile net income to cash used in operating activities:
Impairment loss of inventory	12,600,000
Equity income of subsidiaries and VIEs	12,918,251	4,114,945	50,143,624
Changes in operating assets and liabilities:
Depreciation of property and equipment	205,190	205,259	205,398
Other receivables	(15,865,859)	(3,319,855)	395,600
Inventories	(17,178,241)	—	—
Other payables and accrued liabilities	(7,419,077)	(323,274)	5,869,181
Net cash used in operating activities	(43,847,463)	(8,445,980)	5,120,987
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	7,773,600	—	—
Investment in subsidiary	—	(1,767,824)	(14,923,600)
Net cash used in investing activities	7,773,600	(1,767,824)	(14,923,600)
CASH FLOWS FROM FINANCING ACTIVITIES:
Underwriter’s partial exercise of over-allotment option, net of issuance costs	37,567,299	7,908,956	12,830,780
Other payables related party	(3,799)	(5,389)	5,880
Repayment of short-term loans	—	—	(2,998,994)
Proceeds from long-term loans - related party	—	914,771	—
Repayment of long-term loans - related party	(79,821)	—	—
Repayment of convertible payables	(1,393,499)	—	(739,189)
Proceeds from convertible payables	—	1,393,499	—
Net cash used in investing activities	36,090,179	10,211,837	9,098,477
EFFECT OF EXCHANGE RATE ON CASH	—	—	—
NET CHANGES IN CASH AND CASH EQUIVALENTS	16,316	(1,967)	(704,136)
CASH AND CASH EQUIVALENTS, Beginning of year	6,791	8,758	712,894
CASH AND CASH EQUIVALENTS, end of year	$23,107	$6,791	$8,758

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$23,107	$6,791	$8,758
Restricted cash	—	—	—
CASH AND CASH EQUIVALENTS, end of year	$23,107	$6,791	$8,758