Form 20-F/A
period 2023-12-31
Blue Hat Interactive Entertainment Technology
filed 2024-08-08
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes ☒ No

i

Explanatory Note

Blue Hat Interactive Entertainment Technology is filing this Amendment No. 1 on Form 20-F/A (this “annual report”) to amend and supplement the original annual report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2024 (the “original annual report”) in responding to the comments from the staff of the Commission dated July 25, 2024.

This annual report neither reflects events occurring after the filing of the original annual report, nor does it update disclosures contained in the original annual report. Accordingly, this annual report should be read in conjunction with our other filings made with the Commission subsequent to the filing of the original annual report and this annual report, including any amendments to those filings.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Blue Hat Interactive Entertainment Technology (“Blue Hat”, “Blue Hat Cayman”, the “Company”, “we”, “our”, or “us”) is a holding company incorporated in the Cayman Islands and are not a Chinese operating company. This holding company structure involves unique risks to investors. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through our subsidiaries in the People’s Republic of China (“China” or the “PRC”). We used to have variable interest entities (“VIEs”) through a “VIE structure,” to replicate foreign investment in China-based companies where Chinese law prohibits direct foreign investment. On June 8, 2023, contractual agreements by and among Xiamen Duwei Consulting Management Co., Ltd., our indirectly wholly owned subsidiary (“Blue Hat WOFE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”) and certain individuals were terminated and therefore Blue Hat Fujian is no longer a VIE. The Company also has deconsolidated Fresh Joy Entertainment Ltd. (“Fresh Joy”) through this termination. As of the date of this annual report, the Company has no VIEs, and the Company, as a holding company without operations, is conducting business through its wholly owned operating subsidiaries including 1) Blue Hat Fujian; 2) Xiamen Shengruihao Technology Co., Ltd. (“Shengruihao”); 3) Blue Hat WOFE; 4) Xiamen Bluehat Research Institution of Education Co., Ltd. (“Bluehat Research”); 5) Hunan Engaomei Anination Culture Development Co., Ltd. (“Engaomei”); 6) Fujian Youth Hand in Hand Educational Technology Co., Ltd. (“Fujian Youth”); 7) Fuzhou Qiande Educational Technology Co., Ltd. (“Qiande”); 8) Chongqing Duwei Chuanghua Electronic Technology Co., Ltd. (“Duwei Chuanghua”); 9) Golden Alpha Strategy Ltd. (“Golden Alpha”); 10) Guangzhou Huangxin Enterprise Management Co., Ltd. (“Huangxin”); and 11) Blue Hat Technology LLC. (“BH Technology”). As an investor to us, you will only hold equity interest of us and will never directly hold equity interests in our Chinese operating entities.

The charts below summarize our corporate legal structure and identify our subsidiaries:

Permissions and Approvals

The table below lists all the permissions and approvals the Company and its subsidiaries have obtained as of the date of the prospectus:

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	3/14/2019	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term

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

On July 10, 2021, the Cyberspace Administration of China, or the “CAC”, published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures further restate and expand the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. To the knowledge of the management, the Company is not required to pass cybersecurity review of CAC; in addition, on the basis that the Administration Provisions and Measures have not yet come into effect, we and our PRC subsidiaries (1) are not required to obtain permissions or approvals from the PRC authorities to issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements of the CSRC, the CAC or other PRC authorities that are required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions or approvals by the PRC authorities. See “Risk Factor - Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business”, and “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business and our offering” for more details.

On February 17, 2023, the China Securities Regulatory Commission, or the “CSRC”, promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), which became effective on March 31, 2023. The Trial Measures lay out specific filing requirements for overseas listing and offering by PRC domestic companies and include unified regulation management and strengthening regulatory coordination. The Company will need to file accordingly with the CSRC within 3 working days after any future offering on the Nasdaq Capital Market is completed. As the Trial Measures are newly issued, there remains uncertainty as to how it will be interpreted or implemented. Therefore, we are subject to such filing requirements under the Trial Measures upon future subsequent offerings, and may be subject to additional filing requirements if there are any changes on the Trial Measures, at which time we may not be able to obtain clearance from the CSRC in a timely fashion. See “Risk Factor - Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with significant China-based operations, all of which could increase our compliance costs, subject us to additional disclosure requirements. In addition, uncertainties with respect to the PRC legal system could adversely affect us” for more details.

Cash Transfer

Blue Hat Cayman and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2023 through various financings. Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”), our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat Fujian, through loans regulated under contract agreements, and Blue Hat WOFE, through intercompany transactions. As of the date of this annual report, the total amount that Blue Hat Cayman has invested in and lent to Blue Hat Fujian and Blue Hat WOFE are approximately $1.77 million and $14.81 million, respectively. The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Our subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, the Company has not distributed any dividends to the investors, nor does the Company intend to distribute any dividends in any form in the near future. The Company currently intends to retain the earnings to re-invest into the daily operations.

The tables below show the cash transfer between the Company and its subsidiaries for the fiscal years ended December 31, 2023, 2022 and 2021.

For the year ended December 31, 2023
No.	Transfer From	Transfer to	Approximate Value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	2,800,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	2,800,000.00	Investment

For the year ended December 31, 2022
No.	Transfer From	Transfer to	Approximate Value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	1,768,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Fujian Blue Hat Group Co, Ltd	1,768,000.00	Investment

For the year ended December 31, 2021
No.	Transfer From	Transfer to	Approximate Value ($)	Note
1	Blue Hat Interactive Entertainment Technology	Blue Hat Interactive Entertainment Technology Limited	7,150,000.00	Loan
2	Blue Hat Interactive Entertainment Technology Limited	Xiamen Duwei Consulting Management Co., Ltd.	7,150,000.00	Investment

Risks Related to China

We are subject to certain legal and operational risks associated with being based in China. PRC laws and regulations governing our current business operations are developing, and as a result these risks may result in material changes in the operations, significant depreciation of the value of our ordinary shares, or a complete hindrance of our ability to offer or continue to offer our securities to investors. Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structures, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Under the current government leadership, the government of the PRC has been pursuing reform policies which have adversely affected China-based operating companies whose securities are listed in the United States, with significant policies changes being made from time to time without notice. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our contractual arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our business operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the ordinary shares to significantly decline in value or become worthless. As of the date of this annual report, our Company, the former VIEs and their subsidiaries have not been involved in any investigations on cybersecurity review initiated by any PRC regulatory authority, nor have any of them received any inquiry, notice or sanction, and there are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. However, since these regulatory actions and statements are newly published, official guidance and related implementation rules have not been issued. It is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operations, our ability to accept foreign investments and our ability to continue listing on a U.S. stock exchange, if that happens, the value of the securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Risk Factor - Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations” for more details.

On May 20, 2020, the U.S. Senate passed the Holding Foreign Companies Accountable Act (the “HFCAA”) requiring foreign companies to certify that they are not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the Company’s auditors for three consecutive years, the issuer’s securities are prohibited from trading on a U.S. stock exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA and on December 18, 2020, the HFCAA was signed into law. Pursuant to the HFCAA, the PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the PRC because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. On August 26, 2022, the PCAOB announced and signed a Statement of Protocol (the “Protocol”) with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China. The Protocol provides the PCAOB with: (1) sole discretion to select the firms, audit engagements and potential violations it inspects and investigates, without any involvement of Chinese authorities; (2) procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed; (3) direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. Our auditors are headquartered in Singapore, and are inspected by the PCAOB on a regular basis. They are not subject to the Determination Report. Our auditors are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCA Act”) which, proposed to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On December 29, 2022, the Consolidated Appropriations Act, 2023 (the “CAA”), which the AHFCA Act forms a part, was signed into law, which officially reduced the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, thus, reduce the time before an applicable issuer’s securities may be prohibited from trading or delisted. On December 15, 2022, the PCAOB issued a new Determination Report which concluded that it was able to inspect and investigate completely PCAOB-registered accounting firms headquartered in mainland China and Hong Kong in 2022, and the PCAOB vacated the December 16, 2021 Determination Report. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any authority in either jurisdiction, including by the CSRC or the MOF, the PCAOB will make determinations under the HFCAA as and when appropriate. However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including positions taken by authorities of the PRC. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in the mainland China and Hong Kong. Should the PCAOB again encounter impediments to inspections and investigations in mainland China or Hong Kong as a result of positions taken by any foreign authority including but is not limited to mainland China or Hong Kong jurisdiction, the PCAOB will act expeditiously to consider whether it should issue a new determination. Our previous auditor, Audit Alliance LLP, and our current auditor, Onestop Assurance PAC, the independent registered public accounting firms that issue the audit reports included elsewhere in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, are both subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Both our previous and current auditor are headquartered in Singapore, and are subject to inspection by the PCAOB on a regular basis. Therefore, the Company does not expect the HFCAA and other related regulations promulgated by the PCAOB will affect us.

Enforceability of Civil Liability

We are an exempted company incorporated in the Cayman Islands and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, all of our current directors and officers, reside within mainland China. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory recognition in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), however, the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final and conclusive, (d) is not in respect of taxes, a fine or a penalty, (e) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (f) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

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

On June 13, 2023, Chongqing Duwei was established in Chongqing, China, and is wholly owned by Blue Hat WOFE.

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

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website located at http://ir.bluehatgroup.com/. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

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

Net loss

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

As of December 31, 2023, our working capital was $33.62 million and cash equivalents amounted to $407,588. Our current assets were $39.28 million and our current liabilities were $5.66 million with shareholders’ equity of $40.62 million as of December 31, 2023. We generated net loss of $21.7 million and $9.41 million from our operations for the year ended December 31, 2023 and 2022 respectively. The ability of the Company to continue as a going concern is dependent upon its ability to successfully execute its new business strategy and eventually attain profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In preparing our consolidated financial statements for the years ended December 31, 2022 and December 31, 2023, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2023. As a result, management concluded that our internal control over financial reporting is not effective as of December 31, 2023.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2023.

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

We are fully committed to continuing to implement measures to remediate our material weaknesses and significant deficiencies in our internal control over financial reporting. However, we cannot assure you that we will remediate our material weaknesses and significant deficiencies in a timely manner. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control over financial reporting under the Sarbanes-Oxley Act for the purposes of identifying and reporting any material weakness or significant deficiency in our internal control over financial reporting. Had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses and significant deficiencies may have been identified. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Business-If we fail to implement and maintain an effective system of internal control, we may be unable to accurately report our operating results, meet our reporting obligations or prevent fraud.”

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is posted on our website at ir.bluehatgroup.com. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have implemented certain cybersecurity risk assessment strategy to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks, which includes:

●	Identification and Reporting: We have implemented a cross-functional approach to assessing, identifying and managing material cybersecurity threats and incidents.

●	Technical Safeguards: We implement technical safeguards that are designed to protect our information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Third-Party Risk Management: We maintain a risk-based approach to identifying and overseeing material cybersecurity threats presented by third parties, including vendors, service providers, and other external users of our systems, as well as the systems of third parties that could adversely impact our business in the event of a material cybersecurity incident affecting those third-party systems, including any outside auditors or consultants who advise on our cybersecurity systems.

●	Periodic Assessments: We conduct periodic assessments and testing of our policies, standards, processes, and practices in a manner intended to address cybersecurity threats and events.

As of the date of this Report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board of Directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The Board shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, our management team, including those with experience in dealing with confidentiality-related cybersecurity issues, oversee and manage cybersecurity related matters and formulate policies as necessary. Our Board review on an annual basis regarding assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our Board will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our Board will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, such disclosure material will be prepared and reviewed by our Board before it is disseminated to the public.

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

2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Description of Securities (incorporated herein by reference to the section titled &horbar;”Description of Share Capital and Governing Documents”&Vert; in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
4.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.1 0 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).

4.7	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.8	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.9	Form of Warrant issued to Purchasers (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.11	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).
4.12	Form of Securities Purchase Agreement dated July 12, 2022 between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 12, 2022).
4.13	Equity Purchase Agreement dated August 25, 2022 between Fujian Blue Hat Group Co. Ltd and Xiamen Shengruihao Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 8, 2023).
4.14	Form of Securities Purchase Agreement dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.15	Form of Convertible Promissory Note dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.16	Amendment to Convertible Promissory Note dated October 24, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 25, 2022).
4.17	Form of Securities Purchase Agreement dated March 28, 2023 between Blue Hat Interactive Entertainment Technology and F&P Capital Management Company Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on March 31, 2023).
4.18	Form of Share Subscription Agreement with English Translation (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on August 15, 2023)
4.19	English Translation of the Termination Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on June 8, 2023)
4.20	Employment Agreement by and between Blue Hat Interactive Entertainment Technology and Mr. Weicheng Pan dated May 10, 2023 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on May 15, 2023)
8.1**	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
97.1**	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.
**	Previously Filed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
Xiaodang Chen
Date: August 8, 2024		Chief Executive Officer and Director

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

6. INVENTORIES, NET

Inventories, net consist of the following:

Schedule of inventories, net
	December 31,	December 31,
	2023	2022

Diamonds	$29,778,241	$—
Impairment	$(12,600,000)
Platinum	366,912	—
Total prepayments, net	$17,545,153	$—

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