Form 20-F
period 2024-12-31
Blue Hat Interactive Entertainment Technology
filed 2025-04-30
CIK 1759136

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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
People’s Republic of China
E-mail: ir@bluehatgroup.net Telephone: + 86-592-228-0081
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $1 per share	BHAT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class) Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report:

As of December 31, 2024, there were 493,820,989  ordinary shares issued and outstanding, par value $0.01 per ordinary share.

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

“Golden Alpha” refers to Golden Alpha Strategy Limited which was established in Hong Kong on April 18, 2023.

“BH Technology” refers to Blue Hat Technology Ltd. (USA) which was established in USA on July 21, 2023.

“ Huangxin” refers to Guangzhou Huangxin Enterprise management Co., LTD which was established on July 5, 2023.

“Chongqing Duwei” refers to Chongqing Duwei Chuangda electronic Technology Co., LTD, a PRC limited liability company incorporated on June 13, 2023.

On May 2024, Fuzhou Blue Financial Investment Co.,Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

We have made rounding adjustments to some of the figures included in this annual report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Our functional currency is Renminbi, or RMB. Our consolidated financial statements are presented in U.S. dollars. We use U.S. dollars as the reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in Renminbi are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates, and revenues and expenses are translated using the average rate of exchange in effect during the reporting period. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, unless otherwise stated, the average translation rates applied to statement of income accounts for the periods ended December 31, 2024 and 2023 were RMB7.19 and RMB7.04 to $1.00, respectively. The balance sheet amounts as of December 31, 2024 and 2023 were translated at RMB7.12 and RMB7.08, respectively.

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

The chart below summarize our corporate legal structure and identify our subsidiaries:

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

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	6/13/2018	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
14	Chongqing Duwei Chuangda Electronic Technology Co., Ltd	91500103MACMEAMG3Y	Business License	6/13/2023	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term
16	Fuzhou Blue Financial Investment Co.,Ltd	91350111MADKTE9B27	Business License	5/8/2024	Long-term
17	Fuzhou Po Teishin Supply Chain Co., Ltd	91350111MADP37HFX2	Business License	6/11/2024	Long-term

On July 10, 2021, the Cyberspace Administration of China, or the “CAC”, published a revised draft of the Measures on Cybersecurity Review, expanding the cybersecurity review to data processing operators in possession of personal information of over 1 million users if the operators intend to list their securities in a foreign country.

On December 28, 2021, the CAC and other PRC authorities promulgated the Cybersecurity Review Measures, which took effect on February 15, 2022. The Cybersecurity Review Measures further restate and expand the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. To the knowledge of the management, the Company is not required to pass cybersecurity review of CAC; in addition, on the basis that the Administration Provisions and Measures have not yet come into effect, we and our PRC subsidiaries (1) are not required to obtain permissions or approvals from the PRC authorities to issue our Ordinary Shares to foreign investors, (2) are not subject to permission requirements of the CSRC, the CAC or other PRC authorities that are required to approve of our PRC subsidiaries’ operations, and (3) have not received or were denied such permissions or approvals by the PRC authorities. See “Risk Factor - Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business”, and “Risk Factor - Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business” for more details.

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

Cash Transfer

Blue Hat Cayman and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2024 through various financings.  Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”), our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat Fujian, through loans regulated under contract agreements, and Blue Hat WOFE, through intercompany transactions. As of the date of this annual report, the total amount that Blue Hat Cayman has invested in and lent to Blue Hat Fujian and Blue Hat WOFE are approximately $1.77 million and $14.81 million, respectively.  The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Our subsidiaries’ income is received in RMB and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from The State Administration of the Foreign Exchange (“SAFE”) in the PRC as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders.

As of the date of this annual report, the Company has not distributed any dividends to the investors, nor does the Company intend to distribute any dividends in any form in the near future. The Company currently intends to retain the earnings to re-invest into the daily operations.

The tables below show the cash transfer between the Company and its subsidiaries for the fiscal years ended December 31, 2024, 2023 and 2022.

For the year ended December 31, 2024
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

A. Selected Financial Data

The following table presents the selected consolidated financial information for our business. You should read the following information in conjunction with Item 5 “Operating and Financial Review and Prospects” below. The following data for the years ended December 31, 2022, 2023 and 2024 and as of December 31, 2022, 2023 and 2024 have been derived from our audited consolidated financial statements for those years, which were prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and should be read in conjunction with those statements, which are included in this annual report beginning on page F-1.

Selected Consolidated Balance Sheet Data:	December 31,	December 31,	December 31,
	2024	2023	2022
Total current assets	$70,064,559	$39,282,300	$21,532,070
Total assets	75,232,436	49,262,838	34,276,858
Total current liabilities	40,648,112	5,664,392	17,408,208
Total liabilities	43,089,618	8,640,763	19,747,519
Total shareholders’ equity	32,142,818	40,622,075	12,108,940
Total liabilities and shareholders’ equity	$75,232,436	$49,262,838	34,276,858

Selected Consolidated Statements of Operations Data:

	For the Years Ended December 31,
	2024	2023	2022
REVENUES	$18,724,190	$73,686,733	$2,195,954
COST OF REVENUES	(17,178,241)	(72,532,882)	(958,438)
GROSS PROFIT	1,545,949	1,153,851	1,237,516
OPERATING EXPENSES:
Selling	—	(7,677)	(159,937)
Research and development	(3,168,397)	(2,570,158)	(2,734,982)
General and administrative	(2,834,635)	(13,766,487)	(6,224,674)
Impairment Losses	—	(13,693,305)	(33,397)
Total operating expenses	(6,003,032)	(30,037,627)	(9,152,990)
INCOME FROM OPERATIONS	(4,457,083)	(28,883,776)	(7,915,474)
OTHER EXPENSE
Interest income	18	7	374
Interest expense	(183,956)	(222,057)	(133,882)
Other finance expenses	(3,198,292)	(62,025)	(15,264)
Loss on investment write-off	(1,685,322)	—	—
Other (expense) income, net	(148)	66,205	39,080
Total other expense, net	(5,067,700)	(217,870)	(109,692)
LOSS BEFORE INCOME TAXES	(9,524,783)	(29,101,646)	(8,025,166)
PROVISION FOR INCOME TAXES	—	(6,081)	(1,097,888)
LOSS FROM CONTINUING OPERATION	(9,524,783)	(29,107,727)	(9,123,054)

DISCONTINUED OPERATIONS
Gain on disposal of discontinued operations	—	7,389,310	—
Loss from discontinued operations	—	—	(282,027)

NET LOSS	(9,524,783)	(21,718,417)	(9,405,081)
Less: Net loss attributable to non-controlling interest	—	(2,420,399)	(40,025)

Net Loss attributable to Blue Hat Interactive Entertainment Technology	(9,524,783)	(19,298,018)	(9,365,056)

OTHER COMPREHENSIVE LOSS
Net loss from continued operations	(9,524,783)	(29,107,727)	(9,123,054)
Foreign currency translation adjustment - continued operation	9,316	(199,032)	(1,883,571)
COMPREHENSIVE LOSS - CONTINUED OPERATION	$(9,515,467)	$(29,306,759)	$(11,006,625)

Income (loss) from discontinued operation	—	7,389,310	(282,027)
Foreign currency translation adjustment – discontinued operation	—	263,285	258,828
COMPREHENSIVE INCOME (LOSS) - DISCONTINUED OPERATION	$—	$7,652,595	$(23,199)

COMPREHENSIVE LOSS	$(9,515,467)	$(21,654,164)	$(11,029,824)
Less: Net loss attributable to non-controlling interests	—	(2,420,399)	(40,025)
Comprehensive loss attributable to Blue Hat Interactive Entertainment shareholders	(9,515,467)	(19,233,765)	(10,989,799)
Basic	584,806	297,230	76,395
Diluted	597,229	309,753	85,652

Earnings per share
Basic earnings per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Basic earnings per share from discontinued operation	—	24.86	(3.69)

Diluted Earnings per share
Diluted earnings per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Diluted earnings per share from discontinued operation	—	24.86	(3.69)

Selected Consolidated Cash Flow Data:

	For the Years Ended December 31,
	2024	2023	2022
Net cash used in operating activities - continued operation	$(884,952)	$(9,773,132)	$(1,473,267)
Net cash (used in) generated from operating activities -discontinued operation	—	7,661,561	281,780
Net cash (used in) generated from investing activities	—	(15,380)	6,336
Net cash (used in) generated from financing activities	484,860	2,305,954	2,542,634
Net cash used in financing activities – discontinued operation	—	(52,322)	(11,960)
EFFECT OF EXCHANGE RATE ON CASH	5,217	210,505	(1,319,437)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(394,875)	337,186	26,086
Cash paid for income tax	—	6,081	1,097,888
Cash paid for interest	183,956	222,057	133,882
Cash and cash equivalents	14,300	407,588	76,535
Restricted cash	1,470	1,587	1,129
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$15,770	$409,175	$77,664
Less: cash and cash equivalents from the discontinued operations, end of year	—	—	(7,262)
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$15,770	$409,175	$70,402

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

D. Risk Factors

Risks Related to Our Business

Risk Factor Summary

The following summary highlights some of the principal risks that could adversely affect our business, financial condition or results of operations. This summary is not complete and the risks summarized below are not the only risks we face. These risks are discussed more fully further below in this section entitled “Risk Factors.” These risks include, but are not limited to, the following:

●	Our recent transition to the gold and diamond trading business presents operational and financial risks.

●	We operate in the highly competitive gold and diamond trading markets where established competitors may outperform us.

●	Our business depends significantly on our ability to maintain an efficient distribution network for our products and our failure to do so could adversely affect our financial condition, competitiveness and growth prospects.

●	We will need to expand our organization, and we may experience difficulties in realizing or managing this growth.

●	Failure to adequately contribute to employee benefits plans required by PRC regulations.

●	Gold price volatility may adversely impact our trading operations, inventory valuations, and financial performance.

●	Diamond price volatility and changing consumer preferences may adversely impact our diamond trading operations, inventory valuations, and financial performance.

●	Inflationary pressures on operational costs may adversely affect our gold trading margins and profitability.

●	Evolving regulatory requirements for gold trading and cross-border transactions may increase compliance costs and restrict our operations.

●	Our gold and diamond trading operations depend on reliable supply chains and accurate market assessments, which involve risks beyond our control..

●	The storage and transportation of our physical gold and diamond holdings present significant security and insurance challenges.
●	The market for high value commodities is inherently unpredictable.

●	Liquidity constraints in the gold and diamond markets could impair our trading operations.

●	We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We face risks related to health epidemics, severe weather conditions and other outbreaks, including COVID-19.

●	We may not be able to adequately protect our proprietary intellectual property and information, and protect against third party claims that we are infringing on their intellectual property rights.

●	We may be unable to adequately protect our intellectual property rights, or we may be accused of infringing on the intellectual property rights of others.

●	Litigation or other proceedings or third parties claims of intellectual property infringement could require us to spend significant time and money and could prevent us from selling our products or affect our stock price.

●	Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

●	Changes in China’s economic, political or legal system or social conditions or government policies could have a material adverse effect on our business and operations.

●	The economy of China had experienced unprecedented growth. This growth has slowed in the recent years, and if the growth of the economy continues to slow or if the economy contracts, our financial condition may be materially and adversely affected.

●	A severe or prolonged downturn in the Chinese and/or global economy could materially and adversely affect our business, financial condition and operating results.

●	Compliance with China’s new Data Security Law, Measures on Cybersecurity Review (revised draft for public consultation), Personal Information Protection Law (second draft for consultation), regulations and guidelines relating to the multi-level protection scheme and any other future laws and regulations may entail significant expenses and could materially affect our business.

●	Recent greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, could adversely impact our business.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	Fluctuations in exchange rates could have a material and adverse effect on our operations.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively.

●	PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Failure to comply with PRC regulations regarding the registration requirements for employee equity incentive plans may subject our PRC citizen employees or us to fines and other legal or administrative sanctions.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of offerings from the U.S. to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

●	Our use of third parties manufacturers to produce our products presents risks to our business.

●	The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

●	An active trading market for our ordinary shares may not be sustained.

●	Our ordinary shares are considered to be penny stock.

●	Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

●	We have identified material weaknesses in our internal control over financial reporting.

●	Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.

●	Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

●	Recently introduced economic substance legislation of the Cayman Islands may impact us and our operations.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

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

Our recent transition to the gold and diamond trading business presents operational and financial risks.

In 2023 to 2024, we strategically shifted our business model to focus on gold and diamond trading and supply chain operations, which represents a significant departure from our previous business. While we have completed our first major gold acquisition and established a significant diamond trading operation that generated $18.72 million in revenue for the year ended December 31, 2024, we have limited operating history in these specific sectors. Our success depends on our ability to effectively execute our new business model, manage price volatility in both gold and diamond markets, establish reliable supply chains, and develop our AI-enabled trading platforms. Our management team’s experience in these industries is developing, and we face competition from established gold and diamond trading companies with longer track records. If we cannot effectively implement our strategic plans and generate revenues that exceed expenses on a consistent basis in these new business areas, our financial condition and prospects will be materially adversely affected.

We operate in the highly competitive gold and diamond trading markets where established competitors may outperform us.

The gold and diamond trading and supply chain industries are characterized by intense competition from well-established firms with significant resources. Our competitors in the gold trading sector include major financial institutions, large commodity trading houses, and specialized precious metals dealers, many of which have decades of experience, substantial financial resources, established client relationships, and sophisticated risk management systems. In the diamond trading sector, we compete with established diamond wholesalers, jewelry manufacturers, and specialized diamond traders with deep industry relationships and access to premium diamond sources. In the Shenzhen Shuibei market, where we are developing our presence, we face competition from thousands of established gold and jewelry trading entities generating over RMB 1 trillion in annual transaction volume. These competitors may have advantages in sourcing gold and diamonds at favorable prices, accessing financing on better terms, utilizing advanced trading technologies, and managing market volatility. Our inability to compete effectively could result in lower trading volumes, reduced profit margins, and limitations on our ability to develop our gold and diamond supply chain businesses, which would adversely affect our financial performance.

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

Gold price volatility may adversely impact our trading operations, inventory valuations, and financial performance.

The price of gold is subject to significant volatility driven by multiple factors outside our control, including global economic conditions, geopolitical events, central bank policies, currency fluctuations, interest rates, and market speculation. In the first quarter of 2025, gold prices experienced substantial volatility, reaching over $3,000 per ounce. While we may benefit from rising gold prices as evidenced by the appreciation of our 1-ton gold holdings acquired at approximately $66.49 million, a significant decline in gold prices could adversely affect the value of our inventory and trading positions.

Our trading strategies and hedging activities may not effectively mitigate price risk exposure. Rapid and unexpected price movements may cause trading losses despite our risk management practices. Additionally, gold price volatility affects financing costs associated with our gold positions and may impact the collateral requirements for our trading activities. Sustained periods of high volatility may also reduce overall trading volumes and liquidity in the markets we operate in, potentially limiting our ability to execute transactions at favorable prices.

The price volatility of gold also complicates our inventory valuation, potentially resulting in mark-to-market losses even when physical gold is retained, which could significantly impact our quarterly financial results and increase earnings volatility.

Diamond price volatility and changing consumer preferences may adversely impact our diamond trading operations, inventory valuations, and financial performance.

Diamond prices are subject to significant volatility driven by multiple factors outside our control, including global economic conditions, consumer demand for luxury goods, production levels from major diamond producers, marketing campaigns by industry participants, and evolving consumer preferences in jewelry design. Unlike gold, which has more standardized pricing mechanisms, diamond pricing is more subjective and depends on factors such as cut, clarity, color, and carat weight, making inventory valuation more complex and potentially subject to greater fluctuations.

Our diamond trading strategies may not effectively mitigate price risk exposure. Rapid and unexpected price movements may cause trading losses despite our risk management practices. Additionally, changes in consumer preferences, such as shifting attitudes toward natural versus lab-grown diamonds or changing jewelry styles, could reduce demand for certain diamond categories in our inventory, potentially resulting in mark-to-market losses.

The diamond industry also faces increasing scrutiny regarding ethical sourcing and sustainability practices. Failure to comply with evolving standards and regulations concerning conflict-free and responsibly sourced diamonds could result in reputational damage, regulatory penalties, and loss of market access, which would negatively impact our diamond trading operations and financial results.

Inflationary pressures on operational costs may adversely affect our gold trading margins and profitability.

Our gold trading and supply chain operations are exposed to inflationary pressures affecting various aspects of our business. Rising costs for secure transportation, storage facilities, insurance premiums, compliance systems, and technology infrastructure directly impact our operational expenses. Additionally, higher energy costs affect the expenses of gold refining operations in our supply chain, potentially narrowing trading spreads.

Labor costs represent another significant input vulnerable to inflation, particularly for specialized roles in gold trading, risk management, and technological development. As we expand our AI-enabled trading platforms and blockchain initiatives, competition for technical talent may further drive up compensation costs.

While gold is traditionally viewed as an inflation hedge, the relationship between gold prices and inflation is complex and does not necessarily translate to improved margins for gold trading operations. If our operational costs increase at a faster rate than our ability to adjust trading spreads or if market competition prevents us from passing increased costs to customers, our profitability could be materially reduced.

Furthermore, the high-inflation environment contributes to central bank policy responses such as interest rate adjustments, which directly impact gold carrying costs and market dynamics. These factors could collectively pressure our operating margins and adversely affect our financial performance.

Evolving regulatory requirements for gold trading and cross-border transactions may increase compliance costs and restrict our operations.

The gold industry is subject to extensive and evolving regulations designed to prevent money laundering, terrorist financing, and trade in conflict gold. As we expand our gold trading operations, we must comply with regulations including know-your-customer (KYC) requirements, anti-money laundering (AML) rules, responsible sourcing standards, and international frameworks such as the LBMA Good Delivery Rules and the OECD Due Diligence Guidance.

Our Hong Kong subsidiary, Golden Alpha Strategy Ltd., holds a Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department, which requires ongoing compliance. Failure to maintain this registration or comply with applicable regulations could result in penalties, reputational damage, or loss of our ability to conduct business. As we expand into new markets, including European and North American regions as outlined in our business strategy, we will face additional regulatory regimes with potentially conflicting requirements.

Regulatory compliance requires substantial resources and expertise. Changes in regulations, particularly those governing cross-border gold transfers, could restrict our ability to move gold between jurisdictions or increase our operational costs. Additionally, our planned gold RWA (Real World Assets) tokenization project with Axis Capital Group will subject us to blockchain-related regulations, which are rapidly evolving across different jurisdictions. Non-compliance with applicable regulations could result in significant fines, criminal penalties, and reputational damage that could materially impact our business operations and financial results.

Our gold and diamond trading operations depend on reliable supply chains and accurate market assessments, which involve risks beyond our control.

Our ability to conduct our gold and diamond trading businesses depends on reliable sources of physical goods. Currently, we rely on a limited number of suppliers and partners, including Macau Rongxin Precious Metals Technology Co., Ltd. for large-scale gold acquisitions and various diamond suppliers for our diamond trading operations, which generated $18.72 million in revenue for the year ended December 31, 2024. This concentration of suppliers creates risk if any key relationship is disrupted. Supply disruptions can occur due to mining production issues, refinery or cutting capacity constraints, transportation difficulties, geopolitical events affecting major producing regions, or regulatory changes affecting our suppliers. Our business success also depends on accurately forecasting market trends and managing inventory levels appropriately. If we misjudge market demand or fail to adjust our positions in response to changing market conditions, we may experience trading losses or opportunity costs. Holding excess inventory during price declines could result in significant losses, while insufficient inventory during price increases or high demand periods could result in missed profit opportunities and damage to client relationships. For our diamond operations specifically, we face additional challenges in authenticating, grading, and pricing diamonds, which require specialized expertise and equipment. Errors in assessment of diamond quality or authenticity could result in significant financial losses or reputational damage.

Additionally, both the global gold and diamond supply chains face ongoing challenges including sustainability concerns, increased regulatory scrutiny, and potential disruptions from climate change impacts on mining regions. Any of these factors could materially impact our ability to source goods at competitive prices and execute our business strategy effectively.

The storage and transportation of our physical gold and diamond holdings present significant security and insurance challenges.

We maintain substantial physical gold holdings, including our initial 1,000-kilogram acquisition valued at approximately $66.49 million, as well as a diamond inventory that supports our diamond trading operations. These valuable physical assets require sophisticated security measures and comprehensive insurance coverage. Despite our security protocols, our gold and diamond holdings could be vulnerable to theft, fraud, or other loss events that could result in significant financial losses. The transportation of gold and diamonds between locations presents additional security risks, as these high-value items must be moved between suppliers, storage facilities, buyers, and in the case of diamonds, cutting and polishing facilities. Any security breach during transportation could result in substantial losses that may not be fully covered by insurance. Additionally, insurance for high-value gold and diamond holdings can be costly, and policy limits, exclusions, or deductibles may leave us with significant uninsured exposure. Our insurance premiums may increase significantly following any security incident or loss claim, or as the value and volume of our holdings increase. In some cases, full insurance coverage for certain risks may become unavailable or economically impractical. If we experience significant losses related to theft, damage, or disappearance of our gold or diamond inventory, our financial condition and results of operations would be materially adversely affected.

The market for high value commodities is inherently unpredictable.

Gold other high value commodities are purchased and sold based on prevailing market prices. Therefore, our inventories are subject to market-value changes driven by the commodities markets. We may periodically enter into futures contracts to hedge our exposure against market-price changes. Factors that may impact commodities prices include the policies of the U.S. Federal Reserve, inflation rates, global economic uncertainty and governmental and supplies. If there are significant shifts in the commodity markets that we are not properly hedged against, our business could suffer adverse consequences. Substantial changes in prices could affect our ability to continue purchasing sufficient volumes of inventory to support our business, which could negatively affect our profitability.

Liquidity constraints in the gold and diamond markets could impair our trading operations.

While gold is generally considered a highly liquid asset, certain market conditions can significantly reduce liquidity, potentially impacting our ability to execute trades at desired prices or in necessary volumes. Diamond markets typically have even lower liquidity than gold markets, with longer transaction cycles and more challenging price discovery mechanisms, which could further impair our ability to quickly adjust positions in response to market changes.

During periods of market stress or volatility, bid-ask spreads may widen considerably in both markets, execution times may increase, and counterparties may become unwilling to transact in size. These liquidity constraints could force us to execute trades at unfavorable prices or prevent us from exiting positions when desired.

Our trading operations in specialized markets like the Shenzhen Shuibei gold and jewelry market may face additional liquidity challenges due to local market dynamics, regulatory changes, or economic conditions affecting China specifically. As we expand into gold derivatives trading through our partnership with GTC GROUP LLC in Dubai, we may encounter product-specific liquidity issues in certain derivative contracts, particularly during stressed market conditions.

Furthermore, our planned development of AI-enabled trading platforms and blockchain-based gold tokenization projects introduces additional complexities related to liquidity management across traditional and emerging trading venues. If liquidity constraints prevent us from effectively managing our trading positions or force us to hold positions longer than anticipated, our financial results could be materially adversely affected.

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

We may become subject to evolving PRC laws regarding privacy, data security, cybersecurity, and data protection. The scope, interpretation, and enforcement of these laws are often uncertain and may vary across jurisdictions.

We collect and maintain information about our operations, customers, and employees. Protecting this data is critical to our business and required by law. As regulatory focus on data protection intensifies globally, our compliance costs may increase. Any failure to manage these risks or comply with applicable regulations could result in penalties, business disruption, license revocation, and reputational damage that materially impacts our operations and financial results.

Recently, regulatory authorities in China have enhanced data protection and cybersecurity regulatory requirements, many of which are subject to change and uncertain interpretation. These laws continue to develop, and the PRC government may adopt further rules, restrictions and clarifications in the future. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress (or the “SCNPC”), the MIIT, the

Cyberspace Administration of China (or the “CAC”), the Ministry of Public Security (or the “MPS”) and the State Administration for Market Regulation (or the “SAMR”), have enforced data privacy and protections laws and regulations with varying standards and applications. The following are non-exhaustive examples of certain recent PRC regulatory activities in this area:

On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities introduces a “data classification and hierarchical protection system” based on the importance of data, and imposes export restrictions on certain data and information.

On August 20, 2021, the Standing Committee of the National People’s Congress of China issued the PRC Personal Information Protection Law, which took effective in November 2021 and integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting personal information rights and interests, regulating the processing of personal information, and promoting the reasonable use of personal information.

 On December 28, 2021, the CAC and several other administrations jointly promulgated the Review Measures, which became effective on February 15, 2022. According to the Review Measures, an issuer who is a network platform operator holding personal information of more than one million shall file for a cybersecurity review with respect to its proposed listing on a foreign stock exchange, and the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s data processing activities affect or may affect national security. However, the Review Measures provides no further explanation on the determination of “affects or may affect national security.” As of the date of this annual report, we have not been involved in any cybersecurity-related investigation or received any cybersecurity-related warning from the PRC government authorities.

It remains uncertain as to how the existing regulatory measures will be interpreted or implemented in the future, and whether the PRC authorities may adopt new laws or regulations which may impose additional restrictions on companies like us. If the PRC government authorities stipulate new rules which mandate China-based companies listed on a U.S. stock exchange, such as us, to conduct cybersecurity review or obtain additional approvals, we face uncertainties as to whether such clearance or approvals can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements, we may be subject to government enforcement actions, fines, penalties, or suspension of operations, which could materially and adversely affect our business and results of operations.

On February 22, 2023, CAC issued the Measures for the Standard Contract for Cross-Border Transfer of Personal Information. If our PRC operating entities failed to comply with such measures, they may face legal liability under the PRC Personal Information Protection Law, including fines of up to RMB50 million or 5% of annual revenues and may be ordered to suspend related activities or have business licenses revoked.

On March 22, 2024, CAC issued the Provisions on Regulating and Promoting Cross-Border Data Flows with immediate effect. Failure to comply with the relevant laws and regulations in relation to cross-border transfer of personal information may subject us and our PRC operating entities to legal liabilities and may materially and adversely affect our business, financial condition and results of operations.

Many data privacy laws in China are relatively new with evolving interpretations. The Cybersecurity Review Measures and Draft Regulations on Network Data Security create uncertainty for U.S.-listed companies like us. If these regulations require additional cybersecurity reviews or specific compliance actions, we may face challenges completing these procedures in a timely manner, potentially subjecting us to enforcement actions, penalties, operational disruptions, or app removal. Compliance with existing and future PRC cybersecurity regulations may increase our expenses and damage our reputation if not managed properly. Given the evolving regulatory landscape, we cannot guarantee full compliance at all times or that our current protection systems will be deemed sufficient. Non-compliance could result in warnings, fines, investigations, license revocations, website closures, app removals,securities price drops, or even criminal liability.

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

On February 17, 2023, the China Securities Regulatory Commission (“CSRC”) promulgated the Provisional Measures on the Administration of Overseas Securities Offering and Listing by Domestic Companies (“Provisional Measures”), effective March 31, 2023. These Provisional Measures require domestic companies seeking to offer or list securities overseas, both directly and indirectly, to fulfill filing procedures with the CSRC. Indirect offering or listing refers to offerings made under the name of an overseas entity by a Chinese entity which has its main business activities in China. Under these Provisional Measures, Chinese entities must comply with state security regulations and not divulge state secrets. The overseas issuers shall appoint a responsible entity in China to make filings. After an initial public offering, the relevant Chinese entity shall file with CSRC within three business days of completing any issuance of new securities overseas. Additionally, issuers must report to the CSRC within three business days after certain events, including change of control, investigation by overseas regulators, change of listing status,delisting, or material business changes.

On February 17, 2023, the CSRC also issued a Notice and held a press conference clarifying that companies in mainland China listed overseas before March 31, 2023 are not required to file immediately, but should complete filing for future capital raising activities. As an issuer listed before the effective date, we are not required to complete filing for prior offshore offerings. As of this annual report, we and our PRC operating entities have not been required to obtain permission from or complete filing with CSRC. However, our future capital raising activities may be subject to the filing requirement.

 Failure to complete filing procedures as required under the Provisional Measures would subject us to sanctions by the CSRC or other PRC regulatory authorities, including fines and penalties on our PRC operating entities’ operations, which could materially affect our business, financial condition and results of operations. If a Chinese entity violates these measures, it and its controlling shareholders, actual controllers, directors, supervisors, and senior executives may face administrative penalties such as warnings and fines up to RMB10 million, with directly responsible persons facing fines between RMB500,000 and RMB5 million. If the controlling shareholder or actual controller organizes the breach, they will be fined between RMB1 million and RMB10 million.

On February 24, 2023, the CSRC and three other PRC agencies jointly issued the Confidentiality and Archives Provisions effective March 31, 2023, which require companies involved in overseas securities offerings to maintain confidentiality systems, protect sensitive information, and keep working papers within China. These provisions apply to all securities listings of PRC enterprises, including our previous Business Combination and any future offerings. Working papers (which generally include due diligence materials and other business records) must remain in China unless special approval is obtained from authorities. While we have implemented compliance measures and believe our activities don’t involve sensitive information, these newly promulgated regulations contain uncertainties,and non-compliance could result in fines or other penalties.

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

On May 2024, Fuzhou Blue Financial Investment Co.,Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

In March 2024, the Company announced a strategic shift to become an AI-driven financial services enterprise, focusing on the development of gold trading and commodity-related businesses.

In May 2024, the Company entered into a Letter of Intent to acquire GTC Multi Trading DMCC, a financial technology company registered in the United Arab Emirates, with plans to acquire an aggregate of 60% of the shares through multiple rounds via the issuance of ordinary shares.

On June 5, 2024, Golden Alpha Strategy Ltd., a wholly-owned Hong Kong subsidiary of the Company, was granted Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department.

On June 12, 2024, the Company entered into a framework cooperation agreement with Sichuan Jinyinghe Industrial Co., Ltd. to jointly establish a gold supply chain company to develop business in the Shenzhen Shuibei market, one of China’s largest gold trading centers with annual transaction volumes exceeding RMB 1 trillion.

On August 28, 2024, the Company entered into a purchase agreement with Macau Rongxin Precious Metals Technology Co., Ltd. for the purchase of 1,000 kilograms (approximately 2,204.62 pounds) of gold for a total purchase price of approximately $64.56 million, following the framework agreement signed on October 26, 2023. This marks the Company’s entry into large-scale gold trading.

Former  Contractual Arrangements

Due to legal restrictions on foreign ownership and investment in, certain areas of operation in China, including interactive, entertainment and toys , the Company previously operated through contractual arrangements with certain PRC domestic companies. Such contractual arrangements consisted of a series of agreements, along with shareholders’ powers of attorney and irrevocable commitment letters. These arrangements were terminated on June 8, 2023.

Termination of VIE Structure

On June 8, 2023, all contractual agreements by and among Xiamen Duwei Consulting Management Co., Ltd., our indirectly wholly owned subsidiary (“Blue Hat WOFE”), Fujian Blue Hat Interactive Entertainment Technology Ltd. (“Blue Hat Fujian”) and certain individuals were terminated and therefore Blue Hat Fujian is no longer a VIE. The Company also deconsolidated Fresh Joy Entertainment Ltd. (“Fresh Joy”) through this termination. As of the date of this annual report, the Company has no VIEs, and the Company, as a holding company without operations, is conducting business through its wholly owned operating subsidiaries. See Item 4.C. Organizational Structure below for more details regarding these operating subsidiaries.

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

B. Business Overview

We, through the operations of our subsidiaries, primarily operate a gold and diamond trading and supply chain business. Our business model encompasses physical gold trading, diamond trading, gold derivatives trading, and the development of AI-enabled trading platforms. In August 2024, we completed our first major gold acquisition of 1,000 kilograms for approximately $64.56 million from Macau Rongxin Precious Metals Technology Co., Ltd., marking our entry into large-scale gold trading. Concurrently, we have established a significant diamond trading operation that generated $18.72 million in revenue for the year ended December 31, 2024.

Prior to our strategic shift, we were an advanced high-tech solutions provider focusing on the production, development, and operation of augmented reality (AR) interactive entertainment games and toys. Impacted by the pandemic, we underwent a restructuring of our company’s operations in 2023. By dismantling the VIE structure and divesting from unprofitable segments, starting from the fourth quarter of 2022, we shifted our business focus towards commodity trading, including chemicals, jewelry, and precious metals such as gold.

For information on our financial performance, see “Item 5.A. Operating Results.”

Our Business Operations

Our operations are supported by key licenses and strategic partnerships. Our Hong Kong subsidiary, Golden Alpha Strategy Ltd., holds a Category A Registration for dealing in precious metals from the Hong Kong Customs and Excise Department. We have established partnerships with GTC GROUP LLC in Dubai for derivatives trading and Sichuan Jinyinghe Industrial Co., Ltd. for developing our gold supply chain business in the Shenzhen Shuibei market, one of China’s largest gold trading centers with annual transaction volumes exceeding RMB 1 trillion.

We create value by providing capital, technology, and connections across the gold supply chain. Our target customers include gold refineries, wholesalers, and retailers. We aim to address industry challenges such as fragmented markets, limited financing channels, and operational inefficiencies through our AI-enabled trading platforms and supply chain solutions. Our management team believes the gold industry is transitioning from rapid growth to high-quality development, presenting strategic opportunities for market consolidation and technological innovation.

In addition to our gold trading operations, we maintain a robust diamond trading business that began in the third quarter of 2023. Our diamond trading operations have quickly grown to become a significant revenue contributor, generating $18.72 million in revenue for the year ended December 31, 2024. We maintain relationships with diamond suppliers and have established sales channels to jewelry manufacturers and retailers. Unlike our gold business which is affected by macroeconomic factors like central bank policy and inflation expectations, our diamond trading business is more closely tied to consumer luxury spending and jewelry industry trends.

The growth of our business is driven by several key market factors. We are seeing increased institutional demand, particularly from central banks expanding their gold reserves. The gold market is also transitioning from a fragmented structure to a more consolidated one, creating opportunities for well-positioned companies. Additionally, there is rising demand for efficient trading solutions powered by advanced technology.

Looking ahead, we plan to expand our business beyond physical gold trading into derivatives trading. This expansion includes the development of sophisticated online trading platforms and enhancement of our AI-enabled services. Geographically, we aim to extend our presence into European and North American markets. Unlike traditional retail-focused precious metals businesses, our operations are not significantly affected by seasonal factors as gold trading occurs continuously throughout the year in both institutional and retail markets.

Our Products and Services

As of the date of this report, our business focuses primarily on gold and diamond trading and related services.

In the third quarter of 2023, we expanded into the diamond trading business, which has become a significant revenue contributor. For the year ended December 31, 2024, our diamond trading operations generated $18.72 million in revenue with a gross profit margin of 8.26%. We source and supply diamonds to wholesalers and retailers in the jewelry industry.

In August 2024, we acquired 1,000 kilograms of gold at a price of approximately $64.56 per gram. With the rise in international gold prices, the value of our gold holdings has seen significant appreciation, reaching approximately $3,000 per ounce by March 2025. This acquisition has not only strengthened our financial position but also provided a solid foundation for our planned expansion in the gold industry chain.

In addition, we are developing:

●	Gold Supply Chain Services: We provide financing, logistics, and connection services to participants across the gold supply chain, from refineries to wholesalers and retailers.

●	Intelligent Trading Platforms: We are developing AI-enabled platforms to enhance the efficiency and transparency of gold trading.

●	Gold Derivatives Trading: Through our partnership with GTC GROUP LLC in Dubai, we are expanding into the derivatives market to offer more sophisticated trading options.

●	Gold RWA (Real World Assets) Tokenization: In March 2025, we partnered with Axis Capital Group to develop a project that digitizes gold assets through blockchain technology, enhancing their liquidity, transparency, and accessibility.

Prior to our business transition in 2022-2023, the Company’s product portfolio included interactive educational materials, mobile games, toys with mobile game features, and immersive educational courses, as well as Internet Data Center services. We have since divested these previous business lines to focus on our gold trading and supply chain operations.

Technology and Intellectual Property

While our business focus has shifted to gold trading, we continue to leverage our technological capabilities to enhance our current operations. We are applying artificial intelligence and blockchain technologies to develop innovative solutions for the gold industry, including intelligent gold supply chain systems and gold derivatives trading platforms.

Our intellectual property portfolio developed during our previous operations, including 224 authorized patents, 14 applications for international patents under the Patent Cooperation Treaty (PCT), 794 artistic copyrights, 94 registered trademarks, and 134 software copyrights as of April 22, 2025.

We are now adapting and applying these technological capabilities to enhance our gold trading business and empower industry participants with AI technology, including providing efficient marketing content creation services for jewelers and data analysis services for gold derivatives traders.

Sales and Marketing

We operate our gold trading business through our subsidiaries headquartered in Xiamen, China. Our primary market for physical gold trading is currently in China, particularly in the Shenzhen Shuibei market, one of the country’s largest gold trading centers with annual transaction volumes exceeding RMB 1 trillion according to industry statistics.

Our target customers include:

●	Gold Refineries: We provide financing and logistics services to gold refineries.

●	Gold Wholesalers: We supply gold products and trading solutions to wholesale distributors.

●	Gold Retailers: We offer inventory management and marketing services to gold retailers.

●	Diamond Wholesalers and Retailers: We supply high-quality diamonds to jewelry manufacturers, wholesalers, and retailers, capitalizing on our expertise in precious commodity trading.

We believe several key factors influence our market opportunity:

●	Institutional Demand: Central banks worldwide, including China’s central bank, have been increasing their gold reserves for three consecutive years, driving demand for gold as a safe-haven asset.

●	Diamond Market Dynamics: The diamond industry continues to present attractive opportunities as consumer demand for luxury goods recovers post-pandemic. While our gold business benefits from central bank purchases and safe-haven investment demand, our diamond business serves different market segments, providing portfolio diversification and multiple revenue streams across the precious commodities space.

●	Market Consolidation: The gold industry is transitioning from a fragmented structure to a more consolidated one, creating opportunities for well-positioned companies.

●	Technological Innovation: There is increasing demand for efficient trading solutions powered by advanced technology.

Our business is not significantly affected by seasonal factors as gold trading occurs year-round in both institutional and retail markets.

Competition

We compete with existing gold and diamond trading companies around the world, and we may also face competition from new and emerging companies. Our principal competitors are those companies that provide precious metals and gemstone materials to the market, including established gold and diamond traders, jewelry manufacturers, and financial institutions providing precious commodity-related services.

The principal competitive factors in our market include:

●	Financial resources and access to capital;

●	Trading capabilities and platform sophistic;

●	Industry relationships and supply chain integration;

●	Regulatory compliance and licenses；

●	Technological innovation and data analytics capabilities

We believe our competitive advantages include our strategic partnerships, our technology-driven approach, and our focus on addressing key industry challenges through innovative solutions.

 Future Growth Strategy

 We are executing a multi-faceted growth strategy:

1. Increasing gold reserves: We plan to strategically increase our gold holdings through partnerships with international suppliers.

2. Optimizing supply chain operations: We aim to enhance the efficiency of the gold supply chain through the development of intelligent platforms and regional expansion.

3. Promoting technological innovation: We are accelerating the development of blockchain-based trading platforms to enable the digitization and global circulation of gold assets.

4. Geographic expansion: We intend to extend our market presence beyond China into European, North American, and Middle Eastern markets.

For information on our financial performance, see “Item 5.A. Operating Results.”

Cash Transfers with Subsidiaries

Blue Hat Cayman and its subsidiaries usually operate independently and transfer funds through loans and intercompany transactions. We raised capital for a total amount of $25.182 million from 2020 to 2024 through various financings. Blue Hat Interactive Entertainment Technology Limited (“Blue Hat HK”), our wholly-owned Hong Kong intermediary holding subsidiary, passed the funds from the investors in these financings to Blue Hat Fujian, through loans regulated under contract agreements, and Blue Hat WOFE, through intercompany transactions. As of the date of this annual report, the total amount that Blue Hat Cayman has invested in and lent to Blue Hat Fujian and Blue Hat WOFE are approximately $1.77 million and $14.81 million, respectively.

As of the date of this annual report, the Company has not distributed any dividends to the investors, nor does the Company intend to distribute any dividends in any form in the near future. The Company currently intends to retain the earnings to re-invest into the daily operations.

The tables below show the cash transfer between the Company and its subsidiaries for the fiscal years ended December 31, 2024, 2023 and 2022.

For the year ended December 31, 2024
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

Permissions and Approvals

The table below lists all the permissions and approvals the Company and its subsidiaries have obtained as of the date of the annual report:

No.	Name of the Company	License No.	License/Permission	Established Date	Validity
1	Blue Hat Interactive Entertainment Technology	WC-338512	Business License	6/13/2018	Long-term
2	Brilliant Hat Limited	1983687	Business License	6/26/2018	Long-term
3	Golden Strategy Ltd	2121323	Business License	4/3/2023	Long-term
4	Blue Hat Interactive Entertainment Technology Limited	2714615	Business License	6/26/2018	Long-term
5	Golden Alpha Strategy Limited	3271611	Business License	4/18/2023	Long-term
6	BLUE HAT TECHNOLOGY LLC	937615	Business License	7/21/2023	Long-term
7	Fujian Blue Hat Group Co., Ltd.	91350100MA8TTRRQ4A	Business License Record Registration Form for Foreign	8/23/2021	8/22/2051
8	Xiamen Shengruihao Technology Co., Ltd	91350200MA8TGQ815M	Business License	6/30/2021	6/29/2071
9	Xiamen Duwei Consulting Management Co., Ltd.	91350200MA31XW6W0Q	Business License Record Registration Form for Foreign	7/26/2018	7/25/2048
10	Xiamen Bluehat Research Institution of Education Co., Ltd.	91350200MA8RFNMY91	Business License	2/20/2021	2/19/2071
11	Hunan Engaomei Animation Culture Development Co., Ltd.	91430111MA4M6YX69X	Business License	10/19/2017	10/18/2067
12	Fujian Youth Hand in Hand Educational Technology Co., Ltd	91350200MA2YKHW78G	Business License	9/18/2017	9/17/2067
13	Fuzhou Qiande Educational Technology Co., Ltd	91350102MA8RQTEH5R	Business License	3/24/2021	Long-term
14	Chongqing Duwei Chuangda Electronic Technology Co., Ltd	91500103MACMEAMG3Y	Business License	6/13/2023	Long-term
15	Guangzhou Huangxin Enterprise Management Co., Ltd.	91440106MACPKAYJXM	Business License Record Registration Form for Foreign	7/5/2023	Long-term
16	Fuzhou Blue Financial Investment Co.,Ltd	91350111MADKTE9B27	Business License	5/8/2024	Long-term
17	Fuzhou Po Teishin Supply Chain Co., Ltd	91350111MADP37HFX2	Business License	6/11/2024	Long-term

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

C. Organizational Structure

The charts below summarize our corporate legal structure and identify our subsidiaries and their subsidiaries:

Blue Hat Interactive Entertainment Technology

Corporate Structure

Name	Background	Ownership
Brilliant Hat Limited	● A British Virgin Islands company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology

Blue Hat Interactive Entertainment Technology Limited	● A Hong Kong company ● Incorporated on June 26, 2018 ● A holding company	100% owned by Brilliant Hat Limited

Xiamen Duwei Consulting Management Co., Ltd.	● A PRC limited liability company and deemed a wholly foreign owned enterprise, or WFOE ● Incorporated on July 26, 2018 ● Registered capital of $20,000,000 ● A holding company	100% owned by Blue Hat Interactive Entertainment Technology Limited

Hunan Engaomei Animation Culture Development Co., Ltd.	● A PRC limited liability company

● Incorporated on October 19, 2017

● Registered capital of $302,540 (RMB 2,000,000)

● Designing, producing, promoting and selling animated toys with mobile games features, original intellectual property and peripheral derivatives features.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fujian Youth Hand in Hand Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on September 18, 2017 ● Registered capital of $3,106,214 (RMB 20,100,000) ● Educational consulting service and sports related.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Fuzhou Qiande Educational Technology Co., Ltd	● A PRC limited liability company ● Incorporated on March 24, 2021 ● Information Technology consulting service	100% owned by Fujian Youth Hand in Hand Educational Technology Co., Ltd

Xiamen Bluehat Research Institution of Education Co., Ltd.	● A PRC limited liability company ● Incorporated on February 20, 2021 ● Information Technology consulting service	100% owned by Xiamen Duwei Consulting Management Co., Ltd. From December 31st, 2022.

Fujian Blue Hat Group Co., Ltd.	● A PRC limited liability company ● Incorporated on August 23, 2021	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Xiamen Shengruihao Technology Co., Ltd	● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

	● Software development, animation design and web design	100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023	100% owned by Blue Hat Interactive Entertainment Technology

Golden Alpha Strategy Ltd.	● A Hong Kong company ● Incorporated on April 18, 2023 ● Responsible for the international jewelry trading business.	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Responsible for the jewelry trading business in mainland China.	100% owned by Xiamen Duwei Consulting Management Co., Ltd.

Guangzhou Huangxin Enterprise Management Co., Ltd.	●A PRC limited liability company and deemed a wholly foreign owned enterprise, or WOFE ● Incorporated on July 5, 2023	100% owned by Golden Alpha Strategy Ltd.

Blue Hat Technology LLC.	● A US company incorporated in New Hampshire ● Incorporated on July 21, 2023 ● handle upcoming business in the United States in future.	100% owned by Golden Strategy Ltd.

Fuzhou Blue Financial Investment Co.,Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024	100% owned by Blue Hat Interactive Entertainment Technology Limited.

Fuzhou Po Teishin Supply Chain Co.	● A PRC limited liability company ● Incorporated on June 11, 2024	100% owned by Fuzhou Blue Financial Investment Co.,Ltd .

D. Property, Plant and Equipment

Our principal executive office is located at 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009, where we lease 7,668 square feet of office space. We lease this space under a lease that has been externed till January 8, 2028. The monthly rent of this property is around $9,480. We also lease 1,157 square feet of office space located at Room A206, Floor 3, Building 1, Shaoyuanli, North Baima Road, Gulou District, Fuzhou, Fujian, China under a lease that terminates on April 30, 2026.

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

A. Operating results

Overview

We used to be a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, toys with mobile game features, and Immersive Education Classes. Beginning from the fourth quarter of 2022, we strategically expanded into commodity trading, initially focusing on chemical products (e.g., ethanol) through the first half of 2023. In Q3 2023, we pivoted to bulk loose diamond trading as our primary commodity offering. In the second half of 2024, we prioritized gold as our core bulk commodity trading focus and completed the acquisition of 1 ton of physical gold for approximately $64.56 million from Macau Rongxin Precious Metals Technology Co., Ltd. This strategic acquisition represents a significant milestone in our business transformation and marks our entry into large-scale gold trading. Due to the impact of the environment and the adjustment of the corporate business structure, the Company discontinued its information services business, gaming sales and commodity trading business in 2023, which decreased revenue by $54.96 million during the year end of 2023. While our gold inventory remained unsold as of December 31, 2024, we have seen significant appreciation in its value as gold prices reached over $3,000 per ounce by March 2025, which represents an unrealized gain of approximately $25 million compared to our acquisition price. We anticipate this new vertical to drive substantial revenue growth in 2025 through structured physical gold trading and derivative financing arrangements.

Our revenue is primarily from sales of our gold and diamonds. Since 2024, our total revenues decreased by $54.96 million (or 74.59%), reaching $18.72 million for the year ended December 31, 2024 as compared to $73.69 million for the year ended December 31, 2023. It was mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information services business, gaming sales and commodity trading business during the year. As a result, revenue decreased by $54.96 million.

Key Factors that Affect Operating Results

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

Our Inventory Management Capability

If we misjudge product demand and fail to manage inventory levels effectively, it could significantly impact business operations. Maintaining appropriate inventory is crucial. To enhance our operational efficiency, we need to develop an intelligent inventory management system based on accurate market forecasts and close tracking of downstream customers.

Gold Price Volatility and Market Timing

Our gold trading business is directly impacted by fluctuations in global gold prices. In 2024-2025, gold prices have demonstrated significant volatility and upward momentum, reaching historical highs above $3,000 per ounce. This price volatility represents both opportunity and risk - while our 1-ton gold acquisition has appreciated significantly in value since purchase, the timing of our sales and additional acquisitions will materially impact our financial performance. Our ability to effectively analyze market trends, manage gold inventory positions, and execute strategic trades in favorable price environments will be critical to our success in this sector.

Our Inventory Security Management Capability

We maintain a substantial inventory to meet customer delivery demands. Any loss of this inventory due to theft could negatively affect our operations. We need to establish a more comprehensive set of security measures to protect inventory, including deploying appropriate security personnel and purchasing corresponding property insurance.

PRC Economy

Although the PRC economy has maintained growth momentum in recent years, the pace has moderated with annual GDP growth rates fluctuating as follows: -2.3% in 2020 (pandemic shock), 8.1% in 2021 (post-lockdown rebound), 3.0% in 2022, 5.2% in 2023, and 5.0% in 2024. While the 2024 growth rate aligned with government targets and outperformed major developed economies (e.g., U.S. 2.4%, EU 1.1%), structural challenges persist: weak consumer demand (retail sales up 3.5%, real disposable income growth slowing to 5.1%), persistent deflationary pressures (CPI +0.2%, PPI -2.2%), and geopolitical trade uncertainties threaten to exacerbate industrial overcapacity and suppress discretionary spending.

A further uncertainty in overall economic growth, an economic downturn, a recession or other adverse economic development in the PRC may materially reduce the purchasing power of Chinese consumers and thus lead to decreased demand for our products. Such a decrease in demand may have a materially adverse effect on our business.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk-Foreign Exchange Risk.”

Recent Developments

In late 2019, the “COVID-19” virus began spreading in Wuhan, China. By March 11, 2020, the World Health Organization (WHO) declared COVID-19 a pandemic, prompting many countries worldwide to close their borders and implement measures such as stay-at-home orders and population quarantines. Our company and all our operations are based in China. Throughout 2021, many metropolitan areas in China experienced multiple resurgences of COVID-19. It wasn’t until December 2022 that China gradually lifted its quarantine policies. Despite the end of the quarantine in 2022, our original gaming and toy businesses were adversely affected, resulting in significant declines in revenue and profits. Consequently, we began restructuring our business towards commodity trading at the end of 2022 and formally shifted our focus to this sector in 2023.

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

In September 2022, the Company acquired 100% of the equity shares of Xiamen Shengruihao Technology Co., Ltd., which mainly provides product supply chain services and comprehensive enterprise services. During April to July 2023, the Company established several subsidiaries, including Golden Strategy Ltd. (“Golden Strategy”), a BVI company, Golden Alpha Strategy Ltd., a Hong Kong company, and Guangzhou Huangxin Enterprise Management Co., Ltd., which are primarily engaged in bulk jewelry trading-related businesses.

We underwent a restructuring of our company’s operations in 2023. By dismantling the VIE structure and divesting from unprofitable segments, starting from the fourth quarter of 2022, we shifted our business focus towards commodity trading, including chemicals, jewelry, and precious metals such as gold. We, through the operations of our subsidiaries, primarily operate a gold trading and supply chain business. Our business model encompasses physical gold trading, gold derivatives trading, and the development of AI-enabled trading platforms.

Results of Operations

Comparison of Years Ended December 31, 2024 and December 31, 2023

	For the Years ended December 31,
				Percentage
	2024	2023	Change	Change
Revenues	$18,724,190	$73,686,733	$(54,962,543)	(74.59)%
Cost of revenues	(17,178,241)	(72,532,882)	55,354,641	(76.32)%
Gross profit	1,545,949	1,153,851	392,098	33.98%
Selling expenses	—	(7,677)	7,677	(100.00)%
Research and development	(3,168,397)	(2,570,158)	(598,239)	23.28%
General and administrative expenses	(2,834,635)	(13,766,487)	10,931,852	(79.41)%
Impairment Loss	—	(13,693,305)	13,693,305	(100.00)%
Total operating expenses	(6,003,032)	(30,037,627)	24,034,595	(80.01)%
Loss from operations	(4,457,083)	(28,883,776)	24,426,693	(84.57)%
Other expense, net	(5,067,700)	(217,870)	(4,849,830)	2226.02%
Provision for income taxes	—	(6,081)	6,081	(100.00)%
Gain on disposal of discontinued operations	—	7,389,310	(7,389,310)	(100.00)%
Net loss	(9,524,783)	(21,718,417)	12,193,634	(56.14)%

Revenues

Our revenues are derived from sales of diamonds trading, glycol trading and information services. Total revenues decreased by $54,962,543, or 74.59%, to $18,724,190 for the year ended December 31, 2024 as compared to $73,686,733 for the year ended December 31, 2023. The overall decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information services business, gaming sales and commodity trading business during the year.

Our revenue from each of our revenue categories is as follows:

	For the Year	For the Year
	ended	ended
	December 31,	December 31,		Change
	2024	2023	Change	(%)

Revenues
Diamond trading	$18,724,190	$15,152,777	3,571,413	23.57%
Information service	—	415,955	(415,955)	(100.00)%
Commodity Trading	—	58,118,001	(58,118,001)	(100.00)%
Total revenues	$18,724,190	$73,686,733	(54,962,543)	(74.59)%

Information service

Revenue from information service decreased by $0.42 million or 100.00% from $0.42 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Commodity Trading

Commodity Trading business decreased by $58.12 million from $58.12 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Diamonds Trading

Diamonds Trading business increased from $15.15 million for the year ended December 31, 2023 to $18.72 million for the year ended December 31, 2024. This is a new business we started during the third quarter of 2023.

Gold Trading

While our 1-ton gold acquisition ($64.56 million) represents a significant asset on our balance sheet, we did not generate revenue from gold trading during the year ended December 31, 2024, as we strategically held our position to benefit from price appreciation. As gold prices reached over $3,000 per ounce by March 2025, our gold holdings have appreciated by approximately $25 million in value. We expect to begin monetizing this position through strategic sales and various financing arrangements in 2025, which we anticipate will contribute significantly to our revenue going forward.

Cost of Revenues

Total cost of revenues decreased by $55.35 million, or 76.32%, to $17.18 million for the year ended December 31, 2024 as compared to $72.53 million for the year ended December 31, 2023. The decrease in cost of revenues is a direct result of our decrease of revenues.

Our cost of revenues from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2024	2023	Change	(%)

Cost of revenues
Information service	—	549,242	(549,242)	(100.00)%
Diamond trading	17,178,241	13,901,688	3,276,553	23.57%
Commodity Trading	—	58,081,952	(58,081,952)	(100.00)%

Total cost of revenues	$17,178,241	$72,532,882	$(55,354,641)	(76.32)%

Our cost of revenues from information service decreased by $0.55 million or 100.00% for the year ended December 31, 2024 as compared with the year ended December 31, 2023. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Commodity trading business decreased by $58.08 million for the year ended December 31, 2024 from $58.08 million for the year ended December 31, 2023 to nil for the year ended December 31, 2024. The decrease is mainly due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Diamonds trading business increased by $3.28 million to $17.18 million for the year ended December 31, 2024. This is a new business we started during the third quarter of 2023.

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2024	2023	Change	(%)

Information Service
Gross profit	$—	$(133,287)	$133,287	(100.00)%
Gross margin	—	(32.04)%	32.04%

Diamond Trading
Gross profit	$1,545,949	$1,251,089	$294,860	23.57%
Gross margin	8.26%	8.26%	—

Commodity Trading
Gross profit	$—	$36,049	(36,049)	(100.00)%
Gross margin	—	0.06%	(0.06)%

Total
Gross profit	$1,545,949	$1,153,851	$392,098	33.98%
Gross margin	8.26%	1.57%	6.69%

Our overall gross profit increased by $392,098, or 33.98%, to $1.55 million for the year ended December 31, 2024 from $1.15 million for the year ended December 31, 2023, which the gross profit percentage were 8.26% and 1.57% , respectively.

Gross profit percentage for information service was nil and (32.04)% for the year ended December 31, 2024 and 2023, respectively. Due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its information service during the year.

Gross profit percentage for commodity trading business was nil and 0.06% for the year ended December 31, 2024 and 2023, respectively. Due to the impact of the environment and the adjustment of the corporate business structure in the current period, as the Company discontinued its commodity trading business during the year.

Gross profit percentage for diamonds trading business was 8.26% and 8.26% for the year ended December 31, 2024 and 2023, respectively. This is a new business we started during the third quarter of 2023.

Operating Expenses

Total operating expenses decreased by $24.03 million or 80.01% from $30.04 million for the year ended December 31, 2023 to $6.00 million for the year ended December 31, 2024. The decrease is mainly attributable to a $10.93 million increase in general and administrative (“G&A”) expenses, and an $0.60 million increase in research and development (“R&D”) expenses for the year ended December 31, 2024 as compared to the year ended December 31, 2023. The impairment loss was decreased by $13.66 million for the year ended December 31, 2024 from $13.66 million for the year ended December 31, 2023.

The $10.93 million decrease in G&A expenses is mainly attributable to the decrease in consulting fee and bad debt expense to G&A expense.

The $0.60 million increase in research and development (“R&D”) expenses is mainly attributable to the increase in technical service fee.

The $13.69 million decrease in impairment loss is attributable to the intangible asset impairment loss and inventory impairment loss in 2023.

Other expense, net

Total other expense, net increased by $4.85 million or 2226.02% from $0.22 million for the year ended December 31, 2023 to $5.07 million for the year ended December 31, 2024. The increase in total other expense, net was due to increase of $1.69 million in loss on investment write-off. It was due to the Company invest Xiamen Blue Wave Technology Co., Ltd. has been deregistered on July 9, 2024 and increased foreign Currency Charges.

Income tax expense

Our income tax expense amounted to nil and $6,081 for the year ended December 31, 2024 and 2023, respectively.

Net loss from continue operation

Our net loss decreased by 67.28% or $19.58 million from net loss of $29.11 million for the year ended December 31, 2023 to a net loss of $9.52 million for the year ended December 31, 2024. The decrease in net loss is mainly attributable to the significant decrease of operating expenses in the year ended December 31, 2024 as compared with the year 2023.

Gain (loss) on disposal of discontinued operations

Gain on disposal of discontinued operation was nil and $7.39 million for the years ended December 31, 2024 and 2023, which was related to the dissolution and deregistration of Fujian Xinyou Technology Co., Ltd (“Xinyou Technology”), Fresh Joy Entertainment Limited (“Fresh Joy”), Hong Kong Xinyou Entertainment Company (“Xinyou Entertainment”), Fujian Roar Game Technology Co., Ltd (“Fujian Roar Game”) Fuzhou Csfctech Co., Ltd (“Fuzhou CSFC”) and Fuzhou UC71 Co., Ltd (“Fuzhou UC71”) on June 8, 2023.

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

Gross Profit

Our gross profit from each of our revenue categories is as follows:

	For the Year ended December 31,	For the Year ended December 31,		Change
	2023	2022	Change	(%)

Interactive toys - animation series
Gross profit	$—	$3,483	$(3,483)	(100.00)%
Gross margin	—	50.46%	(50.46)%

Interactive toys - game series
Gross profit	$—	$77,441	$(77,441)	(100.00)%
Gross margin	—	49.78%	(49.78)%

Information Service
Gross profit	$(133,287)	$58,233	$(191,520)	(328.89)%
Gross margin	(32.04)%	6.58%	(38.62)%

Diamond Trading
Gross profit	$1,251,089	$—	$(1,251,089)	—
Gross margin	8.26%	—	8.26%

Commodity Trading
Gross profit	$36,049	$1,098,359	(1,062,310)	(96.72)%
Gross margin	0.06%	95.58	(95.52)

Total
Gross profit	$1,153,851	$1,237,516	$(83,665)	(6.76)%
Gross margin	1.57%	56.35%	(54.78)%

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

As of December 31, 2024, our working capital was $29.42 million and cash equivalents amounted to $14,300. Our current assets were $70.06 million and our current liabilities were $40.65 million with shareholders’ equity of $32.14 million as of December 31, 2024. We generated net loss of $9.52 million and $21.72 million from our operations for the year ended December 31, 2024 and 2023 respectively. We believe our revenues and operations will continue to grow and our current working capital is sufficient to support our operations for the next twelve months.

As of December 31, 2023, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2023
Xiamen Rural Commercial Bank	February 2023	6.58%	Guarantee by 14 property rights	273,713

As of December 31, 2024, the following were outstanding balances on our short-term bank loans:

		Interest		December 31,
Bank Name	Maturities	Rate	Collateral/Guarantee	2024
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	146,341

The short term loan with Xiamen Rural Commercial bank which should be repaid in 2023 was overdue. The loan will repayment in January 2025.

Interest expense pertaining to the above short-term and long-term loans for the years ended December 31, 2024, 2023 and 2022 amounted to $33,327, $30,897 and $33,569, respectively.

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

The following summarizes the key components of our cash flows for the years ended December 31, 2024, 2023 and 2022:

	Years Ended December 31	Years Ended December 31	Years Ended December 31,
	2024	2023	2022

Net cash used in operating activities - continued operation	$(884,952)	$(9,773,132)	$(1,473,267)
Net cash generated from operating activities - discontinued operation	—	7,661,561	281,780
Net cash from investing activities – continued operation	—	(15,380)	6,336
Net cash from investing activities – discontinued operation	—	—	—
Net cash generated from financing activities – continued operation	484,860	2,305,954	2,542,634
Net cash used in financing activities – discontinued operation	—	(52,322)	(11,960)
Effect of exchange rate change on cash, cash equivalents and restricted cash	5,217	210,505	(1,319,437)
Net change in cash, cash equivalents	$(394,875)	$337,186	$26,086

Cash flows from operating activities

Net cash used in operating activities from continued operation was $0.88 million for the year ended December 31, 2024 and was primarily attributable to (i) net loss from continued operation of $9.5 million, (ii) various non-cash items of $3.49 million, such as depreciation of property, plant and equipment, share-based payments, provision for doubtful accounts and loss on investment write-off, (iii) a $15.11 million decrease in account receivables, (iv) $33.84 million increase in account payables, and (v) a $44 increase in customer deposits. This cash outflow was offset by (i) a $0.75 million increase in other payables and accrued liabilities, (ii) a $0.01 million decrease in taxes payable, (iii) a $0.10 million increase in other receivables, (iv) a $2.41 million decrease in prepayments and (v) a $47.01million decrease in inventory.

Net cash used in operating activities from continued operation was $9.77 million for the year ended December 31, 2023 and was primarily attributable to (i) net loss from continued operation of $29.11 million, (ii) various non-cash items of $70.59 million, such as depreciation of property, plant and equipment, amortization of intangible assets, impairment loss, share-based payments, issuance of common stock to pay for goods etc., (iii) a $14.92 million decrease in account receivables, (iv) $0.006 million decrease in account payables, and (v) a $0.02 million decrease in customer deposits. This cash outflow was offset by (i) a $4.99 million decrease in other payables and accrued liabilities, (ii) a $0.04 million decrease in taxes payable, (iii) a $1.21 million decrease in other receivables, (iv) a $0.04 million increase in prepayments and (v) a $30.15 million decrease in inventory.

Net cash used in operating activities from continued operation was $1.47 million for the year ended December 31, 2022 and was primarily attributable to (i) net loss from continued operation of $9.12 million, (ii) various non-cash items of $3.47 million, such as depreciation of property, plant and equipment, amortization of intangible assets, impairment of long term investment, share-based payments, etc., (iii) a $4.76 million increase in account receivables, (iv) $0.02 million decrease in account payables, and (v) a $0.01 million increase in customer deposits. This cash outflow was offset by (i) a $0.09 million increase in other payables and accrued liabilities, (ii) a $0.40 million decrease in taxes payable, (iii) a $0.39 million increase in other receivables, and (iv) a $0.77 million decrease in prepayments.

Cash flows from investing activities

Net cash used in investing activities from continued operation was nil for the year ended December 31, 2024.

Net cash used in investing activities from continued operation was $15,380 for the year ended December 31, 2023.

Net cash used in investing activities from continued operation was $6,336 for the year ended December 31, 2022.

Cash flows from financing activities

Net cash used in financing activities from continued operation was $0.48 million for the year ended December 31, 2024 and was primarily attributable to proceeds of $0.07 million from issuance of ordinary shares, $0.06 million in repayment to related party loan, $0.12 million in repayment to short-term loans, change in restricted cash of $1,470 and $0.60 million in proceeds from other payables - related party.

Net cash provided by financing activities from continued operation was $2.31 million for the year ended December 31, 2023 and was primarily attributable to proceeds of $3.00 million from issuance of ordinary shares, $0.45 million in convertible payable, $0.10 million in repayment to related party loan, and $0.14 million in repayment to short-term loans and change in restricted cash of $1,587.

Net cash provided by financing activities from continued operation was $2.54 million for the year ended December 31, 2022 and was primarily attributable to $0.09 million in proceeds of issuance of ordinary shares, $0.91 million in proceeds from related party loan, and $1.55 from proceeds from convertible payable and change in restricted cash $1,129.

Capital Expenditures

In the years ended December 31, 2024, 2023 and 2022, our capital expenditures were mainly used for our working capital requirements such as staff costs, sales and marketing expenses and research and development costs, and costs incurred for the lease of our offices in Xiamen and Fuzhou in China. We have not had any material commitments for capital expenditures for the last three financial years. We plan to continue to make capital expenditures to meet the needs that result from the expected growth of our business.

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

D. Trend information

Gold Market Trends

The gold market demonstrated significant strength in 2024-2025, with prices reaching historic highs above $3,000 per ounce in March 2025. This momentum was driven by several factors: central bank purchases, geopolitical uncertainties, and inflation concerns. Industry analysts including Macquarie Group and Goldman Sachs project prices to remain elevated throughout 2025, with targets ranging from $3,100 to $3,500 per ounce. These favorable market conditions validate our strategic acquisition of 1,000 kilograms of gold in 2024. We are also monitoring the emerging trend toward gold tokenization, as evidenced by our March 2025 partnership with Axis Capital Group to develop a gold RWA (Real World Assets) tokenization project. We believe this technology will enhance liquidity, transparency, and accessibility in the gold market.

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

F. Tabular disclosure of contractual obligations

As of December 31, 2024, the future minimum payments under certain of our contractual obligations were as follows:

		Payments Due by Period
		Less than			More than
Contractual obligations	Total	1 year	1 3 years	3 5 years	5 years
Loan obligations	$146,341	$146,341	$—	$—	$—
Operating lease obligations	1,833,678	166,122	349,982	226,977	1,090,597
Long-term loans - related party	773,950	—	773,950	—	—
Convertible notes payable	—	—	—	—	—
Total	$2,753,969	$312,463	$1,123,932	$226,977	$1,090,597

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

Name	Age	Position
Xiaodong Chen	57	Chief Executive Officer and Director
Caifan He	52	Chief Financial Officer and Director
Jianyong Cai	63	Chief Technology Officer and Director
Weicheng Pan	49	Chief Strategy Officer
Qinyi Fu(1)	39	Independent Director
Jun Ouyang(1)(2)(3)	42	Independent Director
Huibin Shen(3)	52	Independent Director
Can Su(1)(2)	36	Independent Director
Zhiyong Gong	42	Independent Director
Fan Guo	48	Joint Chief Executive Officer and Director

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

Weicheng Pan, has served as chief strategy officer since May 2023. He is the founder of Cheng Ji Group of Companies and Jewish Mindset Business School. He has experience in business investment and consultation. From August 2018 to September 2018, Mr. Pan worked as the general consultant of Sen Yue Holdings Limited, a Singapore company, for an investment worthy around US$0.9 million. Starting from November 2019, Mr. Pan has been the independent director of TD Holdings Inc. (Nasdaq ticker: GLG). From October 1, 2020 to January 6, 2022, he had been the Chief Strategy Officer of Future Fintech Group Inc. (Nasdaq ticker: FTFT). He holds a Bachelor’s Degree in Business Administration from Wuhan Science and Technology University.

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

Zhiyong Gong serves as a member of the board of directors of the Company. He has served as a Sales Manager at a foreign-funded consulting and training company, Project Director at a advisory consulting firm, Partner and Chief Business Consultant at Chengji Human Resources Co., Ltd., and currently serves as General Manager and Chief Business Consultant at Zida Investment Consulting Co., Ltd. Mr. Gong excels in enterprise marketing and investment attraction, having organized over 1500 consulting and training sessions domestically and internationally, benefiting more than 3000 companies. He graduated from Nankai University with a major in Business Administration and Marketing.

 Guo Fan serves as the joint chief executive officer of the Company. He has over 20 years of experience in business investment and transactions. Formerly, he was chief executive officer of Pay88, Inc., a Nasdaq-listed developer of internet-based money transfer services between the United States and China. Mr. Fan has co-founded and managed Fluency Capital Co. LLC, a private fund headquartered in New Hampshire, United States, specializing in investments in high tech businesses. He holds a Bachelor’s Degree in Hospitality Management from NHTI – Concord’s Community College.

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

Compensation of Director and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately RMB3,073,886 ($431,707) in cash to our directors and executive officers.

We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our director and executive officers. Our subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We did not grant any equity awards to our executive officers or directors during the fiscal year ended December 31, 2024.

Incentive Compensation

The 2020 Equity Incentive Plan was adopted by the shareholders of the Company on December 9, 2020, the maximum number of ordinary shares in respect of which any awards may be granted or paid out thereunder is 6,000,000 ordinary shares of par value of US$0.001 per share). Pursuant to the resolutions of the shareholders of the Company passed on May 10, 2022, every 10 ordinary shares of a par value of US$0.001 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$0.01 each (the “Share Consolidation”). Pursuant to the resolutions of the shareholders of the Company passed on February 28, 2025, every 100 ordinary shares of a par value of US$0.01 each in the authorized share capital of the Company (including issued and unissued share capital) were consolidated into 1 ordinary share of a par value of US$1 each (the “Share Consolidation”). After the Share Consolidation, the maximum number of ordinary shares in respect of which any awards may be granted or paid out under the 2020 Plan is 6,000 ordinary shares of par value of US$1 per share and it has be executed in March 2025.

 2024 Director and Executive Officer Compensation Table

The following table sets forth information regarding the compensation paid to our directors and our executive officers for service on our board of directors or as an executive officer during the year ended December 31, 2024.

All Other
Name	Fees Earned in Cash	Compensation	Total
Xiaodong Chen	$99,589 (RMB 709,104)	—	$99,589 (RMB 709,104)
Caifan He	$72,118 (RMB 513,504)	—	$72,118 (RMB513,504)
Qinyi Fu	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Jun Ouyang	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Huibin Shen	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Can Su	$10,000 (RMB 71,203)	—	$10,000 (RMB 71,203)
Weicheng Pan	$20,000 (RMB142,406)	—	$20,000 (RMB142,406)
Fan Guo	$200,000 (RMB1,424.060)	—	$200,000 (RMB1,424.060)

During the year ended December 31, 2024, Jianyong Cai did not receive any compensation.

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

D. Employees

As of December 31, 2024, we had 14 employees, all of which were full-time employees located in China.

We have also engaged, and may continue to engage, subcontractors to assist us with our manufacturing. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We have never experienced any employment related work stoppages, and we consider our relations with our employees to be good.

E. Share ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024 for:

●	each beneficial owner of 5% or more of our outstanding ordinary shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include ordinary shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date of this annual report. Percentage ownership calculations are based on 58,498,281 ordinary shares outstanding as of December 31, 2024.

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

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders :
CEDE&CO	367,847	62.88%
Directors and Executive Officers:
Xiaodong Chen(1)(2)	38,089	6.51%
Caifan He(3)	1,005	0.17%
Jianyong Cai(4)	0	0
Weicheng Pan	0	0
Qinyi Fu	0	0
Jun Ouyang	0	0
Huibin Shen	0	0
Can Su	0	0
Zhiyong Gong	0	0
Fan Guo	0	0
All current directors and executive officers as a group (9 persons)	39,094	6.68%

(1)	The registered address of Victory Hat Limited, a British Virgin Islands company, is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Xiaodong Chen, our chief executive officer and director, is the owner of Victory Hat Limited and holds the voting and dispositive power over the ordinary shares held by Victory Hat Limited.

(2)	Includes 13,089 ordinary shares held by Victory Hat Limited.

(3)

Represents the 1,005 ordinary shares held by Celebrate Hat Limited, a British Virgin Islands company with a registered address at Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. Caifan He is the owner of Celebrate Hat Limited and holds the voting and dispositive power over the ordinary shares held by Celebrate Hat Limited.

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

In the year ended December 31, 2024, there is no outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered.

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

As of December 31, 2024 and December 31, 2023, we owed $770,155 and $831,155, respectively, to Xiaodong Chen, our chief executive officer, director and a shareholder of Blue Hat Fujian, as a result of a loan from Xiaodong Chen.

The loan from Xiaodong Chen of $971 was paid for certain leases on our behalf. These loans are unwritten, interest free and due on demand. $770,155 was for borrowing, the loans are unsecured, interest free and due on 31 January, 2026.

As of December 31, 2024, the company has a payable to Fan Tao in the amount of $600,885.

As of December 31, 2024 and December 31, 2023, we owed $3,795 and $3,795, respectively, to Beautiful Jade Ltd, our shareholders’ investment company. It was attorney fee.

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

B. Memorandum and Articles of Association

We are an exempted company incorporated with limited liability under the laws of the Cayman Islands and our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Law (as amended) of the Caymans Islands, which is referred to as the Companies Law below, and common law of the Cayman Islands. Our authorized share capital is 500,000,000 ordinary shares with a par value of $1 per ordinary share.

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

We maintain a website at http://www.bluehatgroup.com . Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this annual report.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a- 15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of its published consolidated financial statements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, it used the criteria established within the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In preparing our consolidated financial statements for the years ended December 31, 2023 and December 31, 2024, three material weaknesses were identified in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other significant deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The three material weaknesses identified are as follows: (i) no sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP; (ii) ineffective oversight of our financial reporting and internal control by those charged with governance; and (iii) inadequate design of internal control over the preparation of the financial statements being audited. These material weaknesses remained as of December 31, 2024. As a result, management concluded that our internal control over financial reporting is not effective as of December 31, 2024.

To remedy our previously identified material weakness, we have undertaken and will continue to undertake steps to strengthen our internal control over financial reporting, including: (i) hiring more qualified resources including financial controller, equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (iii) establishing effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with SEC reporting requirements, and (iv) enhancing an internal audit function as well as engaging an external consulting firm to help us assess our compliance readiness under rule 13a-15 of the Exchange Act and improve overall internal control. However, such measures have not been fully implemented and we concluded that the material weakness in our internal control over financial reporting had not been remediated as of December 31, 2024.

The annual report does not include an attestation report of the Company’s Independent Registered Public Accounting Firm as we qualified as an “emerging growth company” as defined under the JOBS Act as of December 31, 2024.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and as required by the Nasdaq rules. The full text of the Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Report. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We will provide a copy of the Code of Business Conduct and Ethics without charge upon request by mail or by telephone. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditor, for the periods indicated.

	For the year ended
	December 31,
	2024	2023
Audit fees (1)	$205,000	$180,000
Audit-related fees (2)	—	—
Tax fees (3)	—	—
All Other Fees (4)	—	—
Total	$205,000	$180,000

(1)	“Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	“Audit-related fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit Fees” above.

(3)	“Tax fees” represents the aggregate fees billed for professional services rendered by our principal accounting firm for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represents the aggregate fees billed for each of the fiscal years listed for products and services provided by the principal accountant, other than the services reported above.

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

Not Applicable.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy, or the Policy, governing the purchase, sale and other transactions in our securities that applies to our directors, officers, employees, consultants and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

The Company believes that the Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Policy is filed as Exhibit 11.2 to this Report.

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.1	Second Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 of our Registration Statement on Form F-3 (File No. 333-274893) filed with the Securities and Exchange Commission on October 6, 2023)
2.1	Specimen certificate evidencing ordinary shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share Capital and Governing Documents; in the Registrant’s registration statement on Form F-1 (File No. 333-230051)), originally filed with the Securities and Exchange Commission on March 4, 2019, as amended, including any form of prospectus contained therein pursuant to Rule 424 (b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on July 24, 2019)
4.1	Form of Indemnification Agreement between the registrant and its officers and directors (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.2	Form of Indemnification Escrow Agreement (incorporated by reference to Exhibit 10.7 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
4.3	Form of Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.4	Form of Independent Director Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.5	Form of Employment Agreement between the registrant and its directors (incorporated by reference to Exhibit 10.1 0 of our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 4, 2019)
4.6	English translation of the Agreement on Transfer of Shares of Fresh Joy and Realization of Actual Control over Fujian Roar Game Technology Co., Ltd. by and among the Company, Joyful Castale International Limited, Chief Choice Global Limited, Fresh Joy Entertainment Ltd., Fujian Roar Game Technology Co., Ltd. (the “Target Company”), the shareholders of the Target Company and certain other parties, dated November 30, 2020 (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on January 28, 2021).

4.7	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.8	Form of Securities Purchase Agreement between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.9	Form of Warrant issued to Purchasers (incorporated by reference to Exhibit 99.3 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.10	Form of Placement Agent Warrant (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer filed with the SEC on February 1, 2021).
4.11	Placement Agency Agreement between Blue Hat Interactive Entertainment Technology and FT Global Capital, Inc., dated May 6, 2021 (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on May 6, 2021).
4.12	Form of Securities Purchase Agreement dated July 12, 2022 between Blue Hat Interactive Entertainment Technology and two institutional investors (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on July 12, 2022).
4.13	Equity Purchase Agreement dated August 25, 2022 between Fujian Blue Hat Group Co. Ltd and Xiamen Shengruihao Technology Co., Ltd. (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on May 8, 2023).
4.14	Form of Securities Purchase Agreement dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.15	Form of Convertible Promissory Note dated October 14, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC (incorporated by reference to Exhibit 99.2 to the Report of Foreign Private Issuer filed with the SEC on October 14, 2022).
4.16	Amendment to Convertible Promissory Note dated October 24, 2022 between Blue Hat Interactive Entertainment Technology and Streeterville Capital, LLC incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on October 25, 2022).
4.17	Form of Securities Purchase Agreement dated March 28, 2023 between Blue Hat Interactive Entertainment Technology and F&P Capital Management Company Limited (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on March 31, 2023).
4.18	Form of Share Subscription Agreement with English Translation (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on August 15, 2023)
4.19	English Translation of the Termination Agreement (incorporated by reference to Exhibit 99.1 to the Report of Foreign Private Issuer filed with the SEC on June 8, 2023)
4.20	Employment Agreement by and between Blue Hat Interactive Entertainment Technology and Mr. Weicheng Pan dated May 10, 2023 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on May 15, 2023)
4.21*	Tail Fee Payment Agreement by and between Golden Alpha Strategy Limited and Rongxin Precious Metal Technology Co., Ltd.
4.22*	Form Power of Attorney by and between the shareholders of Golden Alpha Strategy Limited and Rongxin Precious Metal Technology Co., Ltd.
4.23	Placement Agency Agreement, dated January 11, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 14, 2025)
4.24	Form of Securities Purchase Agreements, dated January 11, 2025, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 14, 2025)
4.25	Placement Agency Agreement, dated January 7, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 10, 2025)
4.26	Form of Securities Purchase Agreements, dated January 7, 2025, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 10, 2025)
4.27	Placement Agency Agreement, dated January 5, 2025, by and between the Company and Maxim Group LLC (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on January 7, 2025)
4.28	Form of Securities Purchase Agreements, dated January 5, 2025, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.2 to the Report of Foreign Private Issuer filed with the SEC on January 7, 2025)
4.29	Purchase Agreement, dated August 28, 2024 (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer filed with the SEC on September 11, 2024)
8.1*	List of Subsidiaries
11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-230051) filed with the Securities and Exchange Commission on March 18, 2019)
11.2*	Insider Trading Policy of the Company
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Onestop Assurance PAC
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission on April 30, 2024)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

	By:	/s/ Xiaodong Chen
Xiaodang Chen
Date: April 30, 2025		Chief Executive Officer and Director

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Blue Hat Interactive Entertainment Technology

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Blue Hat Interactive Entertainment Technology and its subsidiaries (collectively, the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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
April 30, 2025
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

Singapore
May 8, 2023
PCAOB ID#3487

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2024	2023

ASSETS
Current assets:
Cash and cash equivalents	$14,300	$407,588
Restricted cash	1,470	1,587
Inventories	64,560,000	17,545,153
Accounts receivable, net	—	15,157,384
Accounts receivable, related party	—	9,571
Other receivables, net	3,702,861	4,182,706
Other receivables, related party	1,766,661	1,941,723
Prepayments, net	19,267	36,588
Total current assets	70,064,559	39,282,300
Non-current assets:
Operating lease, right-of-use asset	1,830,544	2,353,083
Prepayments	—	2,388,435
Property, plant and equipment, net	3,337,333	3,544,751
Intangible assets, net	—	—
Long-term investments	—	1,694,269
Total non-current assets	5,167,877	9,980,538
Total assets	$75,232,436	$49,262,838

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans - banks	$146,341	$273,713
Taxes payable	793,492	805,577
Accounts payable	34,156,360	318,729
Other payables and accrued liabilities	4,780,965	4,027,883
Other payables - related party	601,856	—
Operating lease liabilities - current	166,122	235,470
Customer deposits	2,976	3,020
Liability related to discontinued operation	—	—
Total current liabilities	40,648,112	5,664,392
Non-current liabilities:
Operating lease liability	1,667,556	2,141,421
Long-term loans – related party	773,950	834,950

Total other liabilities	2,441,506	2,976,371
Total liabilities	43,089,618	8,640,763
Shareholder’s equity
Ordinary shares, $1.00 par value, 500,000,000 shares authorized, 584,982 shares issued and outstanding as of December 31, 2024, 583,982 shares issued and outstanding as of December 31, 2023	584,982	583,982
Additional paid-in capital	94,863,300	93,828,090
Statutory reserves	2,143,252	2,143,252
Retained earnings	(66,356,798)	(56,832,015)
Accumulated other comprehensive loss	908,082	898,766
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	32,142,818	40,622,075
Non-controlling interests	—	—
Total Equity	32,142,818	40,622,075

Total liabilities and shareholders’ equity	$75,232,436	$49,262,838

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

Revenues	$18,724,190	$73,686,733	$2,195,954
Cost of revenue	(17,178,241)	(72,532,882)	(958,438)
Gross profit	1,545,949	1,153,851	1,237,516
Operating expenses:
Selling	—	(7,677)	(159,937)
Research and development	(3,168,397)	(2,570,158)	(2,734,982)
General and administrative expenses	(2,834,635)	(13,766,487)	(6,224,674)
Impairment loss	—	(13,693,305)	(33,397)
Total operating expenses	(6,003,032)	(30,037,627)	(9,152,990)

Loss from operations	(4,457,083)	(28,883,776)	(7,915,474)
Other income (expense)
Interest income	18	7	374
Interest expense	(183,956)	(222,057)	(133,882)
Other finance expenses	(3,198,292)	(62,025)	(15,264)
Loss on investment write-off	(1,685,322)	—	—
Other (expense) income, net	(148)	66,205	39,080
Total other expense, net	(5,067,700)	(217,870)	(109,692)

Loss from Continuing Operations before income taxes	(9,524,783)	(29,101,646)	(8,025,166)
Provision for income taxes	—	(6,081)	(1,097,888)
Loss from continuing operations	(9,524,783)	(29,107,727)	(9,123,054)

Discontinued Operations (Note 20)
Gain on disposal of discontinued operations	—	7,389,310	—
Loss from discontinued operations	—	—	(282,027)

Net Loss	(9,524,783)	(21,718,417)	(9,405,081)
Less: Net loss attributable to non-controlling interest	—	(2,420,399)	(40,025)

Net Loss attributable to Blue Hat Interactive Entertainment Technology	(9,524,783)	(19,298,018)	(9,365,056)

Other comprehensive loss
Net loss from continued operations	(9,524,783)	(29,107,727)	(9,123,054)
Foreign currency translation adjustment continued operation	9,316	(199,032)	(1,883,571)

Comprehensive loss - continued operation	$(9,515,467)	$(29,306,759)	$(11,006,625)
Income (loss) from discontinued operation	—	7,389,310	(282,027)
Foreign currency translation adjustment - discontinued operation	—	263,285	258,828
Comprehensive income (Loss) - discontinued operation	$—	$7,652,595	$(23,199)

Comprehensive loss	$(9,515,467)	$(21,654,164)	$(11,029,824)

Less: Net loss attributable to non-controlling interest	—	(2,420,399)	(40,025)

Comprehensive loss attributable to Blue Hat Interactive Entertainment shareholders	(9,515,467)	(19,233,765)	(10,989,799)

Weighted average number of ordinary shares
Basic	584,806	297,230	76,395
Diluted	597,229	309,753	85,652

Earnings per share
Basic loss per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Basic earnings per share from discontinued operation	—	24.86	(3.69)

Diluted Earnings per share:
Diluted loss per share from continued operation	$(16.29)	$(97.93)	$(119.42)
Diluted earnings per share from discontinued operation	—	24.86	(3.69)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EQUITY

	Ordinary shares			Retained earnings

			Additional paid - in	Statutory		Accumulated other comprehensive	Non- Controlling
	Shares	Par value	capital	reserve	Unrestricted	income	interest	Total

BALANCE, December 31, 2022	98,947	$98,947	$44,145,826	$2,143,252	$(35,113,598)	$834,513	$2,420,399	$14,529,339

Issuance of ordinary shares - cash	42,834	42,834	2,955,563	—	—	—	—	2,998,397
Issuance of ordinary shares-conversion of debt	14,201	14,201	1,075,621	—	—	—	—	1,089,822
Issuance of common stock to pay for goods	420,000	420,000	42,000,000	—	—	—	—	42,420,000
Share based payment service	8,000	8,000	3,651,080	—	—	—	—	3,659,080
Net loss from continued operation	—	—	—	—	(29,107,727)	—	—	(29,107,727)
Statutory reserves	—	—	—	—	—	—	—	—
Disposition of Discontinue operation	—	—	—	—	7,389,310	263,285	(2,420,399)	5,232,196
Foreign currency translation	—	—	—	—	—	(199,032)	—	(199,032)
BALANCE, December 31, 2023	583,982	$583,982	$93,828,090	$2,143,252	$(56,832,015)	$898,766	$—	$40,622,075
Issuance of ordinary shares - cash	1,000	1,000	69,000	—	—	—	—	70,000
Share based payment service	—	—	966,210	—	—	—	—	966,210
Net loss from continued operation	—	—	—	—	(9,524,783)	—	—	(9,524,783)
Foreign currency translation	—	—	—	—	—	9,316	—	9,316
BALANCE, December 31, 2024	584,982	$584,982	$94,863,300	$2,143,252	$(66,356,798)	$908,082	$—	$32,142,818

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(9,524,783)	$(21,718,417)	$(9,405,081)
Net income (loss) from discontinued operation	—	7,389,310	(282,027)
Net loss from continuing operation	(9,524,783)	(29,107,727)	(9,123,054)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant and equipment	208,670	260,883	185,083
Amortization of intangible assets	—	159,579	169,149
Impairment of goodwill	—	—	3,681
Impairment of intangible assets	—	1,075,997	—
Impairment of Property, plant and equipment	—	17,308	29,716
Impairment of inventory	—	12,600,000
Interest expenses related to convertible note	—	146,322	100,314
Share-based payments	966,210	3,659,080	4,043,550
Issuance of common stock to pay for goods	—	42,420,000	—
Provision for doubtful accounts	621,894	10,246,270	(1,060,782)
Loss on investment write-off	1,694,269	—	—
Changes in operating assets and liabilities:
Accounts receivable	15,114,858	(14,915,499)	4,762,503
Other receivables	(99,524)	(1,208,861)	385,779
Other receivables – related party	184,633	—	—
Inventories	(47,014,847)	(17,545,153)	116,115
Prepayments	2,405,756	41,367	(773,671)
Operating lease assets	(20,674)	22,102	276
Accounts payable	33,837,633	(6,260)	(21,891)
Other payables and accrued liabilities	753,082	(4,986,175)	92,607
Customer deposits	(44)	(16,609)	12,549
Taxes payable	(12,085)	(35,756)	(395,191)
Net cash used in operating activities - continued operation	(884,952)	(9,773,132)	(1,473,267)
Net cash generated from operating activities - discontinued operation	—	7,661,561	281,780
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	—	(3,429)
Proceeds from disposal of equipment	—	—	9,760
Disposal of a subsidiary	—	(15,380)	—
Acquisition of subsidiaries, net of cash received	—	—	5
Net cash (used in) generated from investing activities – continued operation	—	(15,380)	6,336
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of new shares	70,000	2,998,397	88,592
Gross proceeds from issuance of convertible note	—	—	1,550,000
Repayment of convertible note	—	(449,999)	—
Proceeds from other payables - related party	601,856	—	905,171
(Repayment) from loan payables - related party	(61,000)	(102,464)	—
Change in restricted cash	(1,470)	(1,587)	(1,129)
Repayments of short-term loans - banks	(124,526)	(138,393)	—
Net cash generated from financing activities – continued operation	484,860	2,305,954	2,542,634
Net cash used in financing activities – discontinued operation	—	(52,322)	(11,960)
EFFECT OF EXCHANGE RATES ON CASH	5,217	210,505	(1,319,437)
NET CHANGES IN CASH AND CASH EQUIVALENTS	(394,875)	337,186	26,086
CASH AND CASH EQUIVALENTS, beginning of year	409,175	70,402	50,449
CASH AND CASH EQUIVALENTS, end of year	$14,300	$407,588	$76,535

Less: cash and cash equivalents from the discontinued operations, end of year	—	—	(7,262)
CASH AND CASH EQUIVALENT, FROM THE CONTINUING OPERATIONS, end of year	$14,300	$407,588	$69,273

CONSOLIDATED STATEMENTS OF CASH FLOW

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$14,300	$407,588	$76,535
CASH AND CASH EQUIVALENTS, end of year	$14,300	$407,588	$76,535

Provision for doubtful trade receivables	$(42,525)	$(8,929,110)	$(1,035,345)
Provision for doubtful other receivables	(579,369)	(1,207,145)	(22,869)
Reversal for doubtful prepayments	—	(110,014)	4,925
Allowance for inventory	—	—	(7,492)
(Reversal)/Provision for doubtful accounts	$(621,894)	$(10,246,269)	$(1,060,781)

Cash paid for income tax	$—	$6,081	$1,097,888

Cash paid for interest	$206,625	$222,057	$133,882

SUPPLEMENTAL NON-CASH INVESTING INFORMATION:
Additional of operating lease, right-of-use asset	$1,830,544	$2,353,083	$40,596

SUPPLEMENTAL NON-CASH FINANCING INFORMATION:
Operating lease liabilities	$1,833,678	$235,470	$11,261

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

On July 5, 2023, Guangzhou Huangxin Enterprise Management Co., Ltd which was the subsidiary of Golden Alpha was established under the laws of PRC.

On May 2024, Fuzhou Blue Financial Investment Co., Ltd which was the subsidiary of Blue Hat Cayman was established under the laws of PRC, and on June 2024, it established a wholly owned subsidiary Fuzhou Po Teishin Supply Chain Co., Ltd under the laws of PRC.

March 17, 2025, the reverse stock split at a ratio of 1-for-100 shares was approved by the Company’s board of directors and its shareholders.

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

Xiamen Shengruihao Technology Co., Ltd

● A PRC limited liability company, acquired on September 30, 2022

● Incorporated on June 30, 2021

● Registered capital of $ 4,463,754 (RMB 30,000,000)

● Software development, animation design and web design

100% owned by Fujian Blue Hat Group Co. Ltd.

Golden Strategy Ltd.	● A British Virgin Islands company ● Incorporated on April 3, 2023 ● Registered capital of $50,000 ● Gold derivative information service	100% owned by Blue Hat Interactive Entertainment Technology.

Golden Alpha Strategy Limited	● A Hong Kong company ● Incorporated on April 18, 2023 ● Diamond trading	100% owned by Golden Strategy Ltd.

Chongqing Duwei Chuangda Electronic Technology Co., Ltd.	● A PRC limited liability company ● Incorporated on June 13, 2023 ● Registered capital of $141,189 (RMB1,000,000) ● Technical development and service	100% owned by Xiamen Duwei Consulting Management Co., Ltd

Guangzhou Huangxin Management Co.,Ltd	● A PRC limited liability company ● Incorporated on July 5, 2023 ● Registered capital of $1,000,000 ● Supply chain information for diamond trading	100% owned by Golden Alpha Strategy Limited

Blue Hat Technology LLC	● A U.S.A limited liability company ● Incorporated on July 21, 2023 ● Logistic information service	100% owned by Golden Strategy Ltd.

Fuzhou Blue Financial Investment Co., Ltd	● A PRC limited liability company ● Incorporated on May 8, 2024 ● Gold trading and information consulting service	100% owned by Blue Hat Interactive Entertainment Technology.

Fuzhou Po Teshin Supply Chain Co., Ltd	● A PRC limited liability company ● Incorporated on June 11, 2024 ● Gold trading and supply chain management service	100% owned by Fuzhou Blue Financial Investment Co., Ltd.

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

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $ 908,296, $898,766 and $834,513 as of December 31, 2024, 2023 and 2022, respectively. The balance sheet amounts, with the exception of shareholders’ equity at December 31, 2024, 2023 and 2022 were translated at 7.19 RMB, 7.08 RMB and 6.96 RMB, respectively. The shareholders’ equity accounts were stated at their historical rate. The average translation rates applied to statement of income accounts for the years ended December 31, 2024, 2023 and 2022 were 7.12 RMB, 7.04 RMB and 6.70 RMB to $1.00, respectively. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheet.

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

Accounts receivable, net

Accounts receivable includes trade accounts due from customers. Accounts are considered overdue after 30 -180 days. In establishing the required allowance for doubtful accounts, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $13,488,433 and $13,658,675, respectively.

Other receivables, net

Other receivables primarily include deposits for business acquisitions, setup of research center, advances to employees, and others. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $13,987,956 and $13,481,228, respectively.

Inventories

Inventories are comprised of gold held for resale and are stated at the lower of cost and net realizable value using the weighted average method. Diamonds are based on first-in-first-out (FIFO) costs and Gold is based on weighted average costs (WAC). Due to the Company’s inventory principally consisting of gold, the age of the inventories has limited impact on the estimated market value but subject to the risk of changes in market value. The assessment of the net realizable value of inventories was based on significant estimates and judgements made by management in respect of, amongst others, the economic conditions and the forecast market price of gold. Product obsolescence is closely monitored and reviewed by management on an ongoing basis.

Prepayments, net

Current

Prepayments are cash deposited or advanced to suppliers for future inventory purchases. This amount is refundable and bears no interest. For any advances to suppliers determined by management that such advances will not be in receipts of inventories or refundable, the Company will recognize an allowance account to reserve such balances. Management reviews its advances to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. As of December 31, 2024 and 2023, allowance for the doubtful accounts was $ Nil and $ 427,541, respectively.

Non-current

Non-current prepayment represents cash deposited or advanced for software development expenditure.

As of December 31, 2024 and 2023, allowance for impairment loss was $ Nil and $ 7,824,549 respectively.

Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

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

Impairment for long-lived assets other

Long-lived assets, including property, plant and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. As of December 31, 2024, 2023 and 2022, impairment for long-lived assets was $ Nil, $1,093,305 and $29,716 respectively.

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

During the year, the Company has decided to change its business operations to gold trading, thus as of December 31, 2024, it recorded $ 1.69 million loss on investment which were on software development companies.

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

Shipping and handling

Shipping and handling costs amounted to $322, $521 and $4,481 for the years ended December 31, 2024, 2023 and 2022, respectively. Shipping and handling costs are expensed as incurred and included in selling expenses.

Advertising costs

Advertising costs amounted to Nil, Nil and $977,631 for the years ended December 31, 2024, 2023 and 2022, respectively. Advertising costs are expensed as incurred and included in selling expenses.

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

Total government subsidies amounted to Nil, $70,148 and $19,969 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. The dilutive shares were 597,229 and 309,753 for the years ended December 31, 2024 and 2023.

Employee benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, housing fund, pension benefits, unemployment insurance and other welfare, which are government mandated defined contribution plans by law. The Company is required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued. Total expenses for the plans were $30,045, $1,014 and $1,599,627 for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures.” This ASU expands required public entities’ segment disclosures, including disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items and interim disclosures of a reportable segment’s profit or loss and assets. ASU 2023 07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this guidance effective July 1, 2024 and the adoption of this ASU is not expected to have a material impact on its financial statements.

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

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following:

	December 31,	December 31,
	2024	2023
Accounts receivable	$13,488,433	$28,816,059
Allowance for expected credit loss	(13,488,433)	(13,658,675)
Total accounts receivable, net	$—	$15,157,384

Movements of expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,658,675	$4,854,638
Addition	106,595	8,929,110
Write-off	(64,070)	—
Exchange rate effect	(212,767)	(125,073)
Ending balance	$13,488,433	$13,658,675

4. OTHER RECEIVABLES, NET

Other receivables consist of the following:

	December 31,	December 31,
	2024	2023

Deposit for business acquisitions	$11,960,764	$12,139,263
Deposit for set-up of research center	83,468	84,714
Others	5,646,585	5,439,957
Allowance for expected credit loss	(13,987,956)	(13,481,228)
Total other receivables, net	$3,702,861	$4,182,706

In 2022, the Company acquired Fuzhou CSFC subject to customary conditions; it signed a three parties agreement that involves Fuzhou CSFC and Quanzhou Yiang Trading Co., Ltd (“Yiang”), of which Yiang is an independent third party. As of December 31, 2024, the Company paid a refundable deposit of $5,806,404 to Yiang as a guarantee, if the financial performance of Fuzhou CSFC does not meet the agreed terms. Since Fuzhou CSFC was disposed, the agreement party changed from Fuzhou CSFC to Blue Hat WFOE. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $5,806,404.

The Company signed a non-binding letter of intent to acquire a controlling equity interest of Fuzhou Tornado Network Technology Co., Ltd (“Tornado”), subject to customary conditions. Tornado is a developer and distributor of mobile games in China with an international user base across Mainland China, South Korea, the United Arab Emirates and North America. The acquisition price is expected to be based on the valuation of the acquired entities carried out by a qualified independent third party. The Company signed a three parties’ agreement that involves Tornado and Quanzhou Chengtai Co., Ltd (“Chengtai”), of which Chengtai is an independent third party. As of December 31, 2024 the Company paid a refundable deposit of $ 6,154,360 to Chengtai as a guarantee. There is no assurance that the proposed transaction will be consummated, particularly if the financial performance of Tornado does not meet the agreed terms. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $6,154,360.

In addition, the Company is aiming to establish a research center with Beijing Zhongrun Minan Intelligence Technology Co., Ltd (“Zhongrun”). The project will develop a training platform and application for kindergarten. As of December 31, 2024, the Company paid $ 83,468 to Zhongrun as a refundable deposit for preliminary costs. Due to prolonged aging and lack of recoverability, the company recorded a full allowance of $83,468.

Movements of allowance for expected credit loss are as follows:

Expected credit loss
Beginning balance	$13,481,228	$12,489,219
Addition	579,369	1,207,145
Exchange rate effect	(72,641)	(215,136)
Ending balance	$13,987,956	$13,481,228

5. INVENTORIES, NET

Inventories, net consist of the following:

	December 31,	December 31,
	2024	2023

Gold	64,560,000	—
Diamonds	$—	$17,178,241
Platinum	—	366,912
Total Inventory allowance, net	$64,560,000	$17,545,153

6. PREPAYMENTS, NET

Prepayments, net consist of the following:

	December 31,	December 31,
	2024	2023

Prepayments	$19,267	$36,588
Prepaid research and development expenses	—	2,388,435
Total prepayments, net	$19,267	$2,425,023

	December 31,	December 31,
	2024	2023

Prepayments - current	$19,267	$464,129
Prepayments - non-current	—	10,212,984
doubtful accounts - current	—	(427,541)
Impairment loss	—	(7,824,549)
Total prepayments, net	$19,267	$2,425,023

Movements of allowance for doubtful accounts and impairment loss are as follows:

Beginning balance	$8,252,090	$8,280,780
(Write-off)/Addition	(8,252,090)	110,015
Exchange rate effect	—	(138,705)
Ending balance	$—	$8,252,090

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

Operating lease expense for the years ended December 31, 2024, 2023 and 2022 was $325,412, $283,342 and $329,595, respectively.

Supplemental balance sheet information related to leases is as follows:

	Location on Face of	December 31,
	Balance Sheet	2024
Operating leases:
Operating lease right of use assets	Operating lease, right-of-use assets	$1,830,544

Current operating lease liabilities	Operating lease liabilities - current	$166,122
Noncurrent operating lease liabilities	Operating lease liabilities	1,667,556

Total operating lease liabilities		$1,833,678

Weighted average remaining lease term (in years):
Operating leases		15.42

Weighted discount rate:
Operating leases		4.17%

Maturities of lease liabilities were as follows:

For the year ended December 31,	Operating lease
2025	$240,176
2026	233,792
2027	242,892
2028	158,195
Thereafter	1,406,396
Total	$2,281,451
Less: amount representing interest	447,773
Present value of future minimum lease payments	1,833,678
Less: Current obligations	166,122
Long-term obligations	$1,667,556

As of December 31, 2024 and 2023, the Company has additional operating lease commitments that have not yet commenced of approximately $0 and $0.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	December 31,	December 31,
	2024	2023
Building	$4,322,359	$4,322,359
Electronic devices	306,155	310,724
Office equipment, fixtures and furniture	41,215	40,324
Vehicle	1,194	1,212
Subtotal	4,670,923	4,674,619
Less: accumulated depreciation and amortization	(1,288,850)	(1,084,461)
Less: impairment	(44,740)	(45,407)
Total	$3,337,333	$3,544,751

The depreciation expenses for the years ended December 31, 2024, 2023 and 2022 was $208,670, $260,883 and $185,083, respectively.

9. INTANGIBLE ASSETS, NET

The Company’s intangible assets with definite useful lives primarily consist of patents and licensed software. The following table summarizes the components of acquired intangible asset balances as of:

	December 31,	December 31,
	2024	2023

Patents	$—	$1,241,199
Licensed software	—	16,923,586
Less: accumulated amortization	—	(3,766,061)
Less: impairment	—	(14,398,724)
Intangible assets, net	$—	$—

Amortization expenses for the years ended December 31, 2024, 2023 and 2022 amounted to $ Nil, $159,579 and $169,149, respectively. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2023, it recorded $14,398,724 impairment loss and it carries no value as of December 2024.

10. LONG-TERM INVESTMENTS

The Company’s long-term investments consist of cost method investment.

Cost method investment

On September 20, 2018, Blue Hat Fujian formed a joint venture with Fujian Jin Ge Tie Ma Information Technology Co., Ltd., contributing a 20.0% equity interest in Xiamen Blue Wave Technology Co. Ltd. (“Xiamen Blue Wave”), a PRC company. The ownership percentage diluted to 15.0% upon other shareholders contributed additional investment into Xiamen Blue Wave in December 2018. As the Company did not have significant influence over the investee, the investment in Xiamen Blue Wave was accounted for using the cost method. As of December 31, 2023 and 2022, the carrying value of cost method investment in Xiamen Blue Wave was $1,694,269 and $1,722,999 respectively.

Long-term investments are evaluated for impairment when facts or circumstances indicate that the fair value of the long-term investments is less than its carrying value. Impairment is recognized when a decline in fair value is determined to be other-than- temporary.

On July 2024, the joint venture was deregistered, as the Company has decided to change its business operations to gold trading, thus as of December 31, 2024, it recorded $ 1.69 million fully loss on investment.

11. CREDIT FACILITIES

Short term loans - banks

Outstanding balances on short-term bank loans consisted of the following:

Institute		Interest	Collateral/ December 31,		December 31,
name	Maturities	rate	Guarantee	2024	2023
Xiamen Rural Commercial Bank	January 2025	6.58%	Guarantee by 14 property rights	146,341	273,713
Total				$146,341	$273,713

Interest expense pertaining to the above short-term for the years ended December 31, 2023, 2022 and 2021 amounted to $30,897, $26,530 and $33,569, respectively.

 12. ACCOUNT PAYABLES

Account payables consist of the following:

	December 31,	December 31,
	2024	2023
Gold	$33,876,967	$—
Game equipment	118,029	119,790
Information Technology service	161,364	198,939
Total accounts payable	$34,156,360	$318,729

 On August 28, 2024, the company signed a tripartite agreement on the transfer of accounts receivable with one supplier and four customers. The accounts receivable has been offset against accounts payable, with an amount of $33.87 million.

13. OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	December 31,	December 31,
	2024	2023
Payables to non-trade vendors and service providers	$3,744,669	$3,475,685
Salary payables	948,829	473,086
Interest payable	33,011	—
Other miscellaneous payables	54,456	79,112
Total other payables and accrued liabilities	$4,780,965	$4,027,883

14. CONVERTIBLE NOTES PAYABLE

As of December 31, 2024 and 2023, convertible debt consisted of the following:

	December 31,	December 31,
	2024	2023

Beginning	$—	$1,393,499
Addition	—	—
Interest expenses	—	146,322
Paid for cash	—	(449,999)
Conversion	—	(1,089,822)
Convertible debt, net	$—	$—

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

15. RELATED PARTY BALANCES AND TRANSACTIONS

Other receivables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Xiaodong Chen	CEO		$—	$3
Blue Hat Fujian	Shareholders’ investment company	Disposal consideration	1,388,643	1,559,671
Blue Hat Pingxiang	Shareholders’ investment company	Disposal consideration	38,496	39,070
Fujian Blue Hat Interactive Entertainment Technology Co., Ltd. Fuzhou Branch	Shareholders’ investment company	Other receivable	1,587	—
Fujian Lanyuncanghai Technology Co., Ltd	Shareholders’ investment company	Other receivable	337,935	342,979
Total			$1,766,661	$1,941,723

Other payables - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Tao Fan	The brother of COO	loans	600,885	—
Xiaodong Chen	CEO	Lease and other payable	$971	$—
Total			$601,856	$—

Long term loans - related party

			December 31,	December 31,
Name of Related Party	Relationship -	Nature	2024	2023

Xiaodong Chen	CEO	Borrowing	$770,155	$831,155
Bequtiful Jade Ltd	Shareholders’ investment company	Attorney fee	3,795	3,795
Total			$773,950	$834,950

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

Tax savings for the years ended December 31, 2024, 2023 and 2022 amounted to $6,837,700, $8,847,998 and $6,402,621, respectively. The Company’s basic and diluted earnings per shares would have been lower by $16.29, $97.93 and $119.42 per share for the years ended December 31, 2024, 2023 and 2022, respectively, without the preferential tax rate reduction.

Significant components of the provision for income taxes are as follows:

	December 31,	December 31,
	2024	2023

Current	$—	$6,081
The provision for income taxes	$—	$6,081

The following table reconciles China statutory rates to the Company’s effective tax rate:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
China statutory income tax rate	25.0%	25.0%	25.0%
Preferential tax rate reduction	(10.0)%	(10.0)%	(10.0)%
Permanent difference	(15.2)%	(15.2)%	(15.2)%
Effective tax rate	(0.2)%	(0.2)%	(0.2)%

As of December 31, 2024, 2023 and 2022, the Company had approximately $27 million, $35 million and $26 million of allowance for doubtful accounts with deferred tax assets of approximately $0, $0 and $0, respectively. The Company estimates there will not be sufficient future income to realize the deferred tax assets as of December 31, 2024 and 2023. Thus, there were no valuation allowances of December 31, 2024 and 2023 in respect to the deferred tax assets on allowance for doubtful accounts.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

The Company did not incur any interest and penalties tax for the years ended December 31, 2024, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2024.

Value added tax

All of the Company’s service revenues that are earned and received in the PRC are subject to a Chinese VAT. The rate of Chinese VAT is 16%, and then changed to 13% and 6% starting in April 2019 of the gross proceeds or at a rate approved by the Chinese local government.

Taxes payable consisted of the following:

	December 31,	December 31,
	2024	2023

VAT taxes payable	$435,132	$441,704
Income taxes payable	180,315	183,171
Other taxes payable	178,045	180,702
Totals	$793,492	$805,577

17. CONCENTRATION OF RISK

Credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash (including restricted cash and certificate deposits). As of December 31, 2024, 2023 and 2022, $16,748, $409,175 and $70,402 were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2024, four customers accounted for 29.7%, 26.0%, 23.6% and 20.8% of the Company’s total revenues. For the year ended December 31, 2023, two customers accounted for 17.15% and 10.14% of the Company’s total revenues. For the year ended December 31, 2022, five customers accounted for 18.6%, 16.8%, 16.2%, 10.9% and 10.2% of the Company’s total revenues.

As of December 31, 2024, the Company does not have balance in AR. As of December 31, 2023, four customers accounted for 36.2%, 26.9%, 19.0% and 17.3% of the total balance of accounts receivable.

Vendor concentration risk

For the year ended December 31, 2024, one vendor accounted for 100% of the Company’s total purchases. For the year ended December 31, 2023, two vendors accounted for 28.98% and 20% of the Company’s total purchases. For the year ended December 31, 2022, three vendors accounted for 22.67%, 13.82% and 13.09% of the Company’s total purchases.

As of December 31, 2024, one vendor accounted for 99.2% of the total balance of accounts payable. As of December 31, 2023, four vendors accounted for 37.5%, 14.37%, 10.53% and 10.12% of the total balance of accounts payable.

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

On February and March 2024, the Company announced that the securities purchase agreement dated as of July 8, 2020 with Alto Opportunity Master Fund, SPC - Segregated Master Portfolio B and Hudson Bay Master Fund Ltd. was effective. The effectiveness of the 1-for-10 reverse split of the ordinary shares, par value $0.001 per share. The exercise price per share of the common stock shall be adjusted to $0.70, the company issued 25,000 and 75,000 shares at $0.7 per share, respectively.

Consulting Service Agreement

On July 29, 2020, the Company entered into a Consulting Service Agreement (the “Agreement”) with First Trust China Ltd (the “Consultant”), a company incorporated in PRC, pursuant to which Consultant will: (i) assisting the Company in planning and implementing new business plans with the objective of improve Company’s long-term growth potential and delivering values to shareholders; (ii) advising the Company’s board of directors and management on all matters as positioning the Company for its next stage of growth; (iii) identifying prospective joint venture and strategic alliance opportunities for the Company, helping the Company to negotiate agreements and advising the Company on mergers and acquisitions; and (iv) identifying potential merger and acquisition targets for the Company, and provide necessary business analysis, evaluation and due diligence of the targeted companies as requested by the Company, as well as advising the Company on specific merger/acquisition issues. The term of the Agreement is one year. In consideration of the services to be provided by the Consultant to the Company, the Company agrees to pay the Consultant consulting fee totally $360,000 or 500,000 common shares. The Company shall issue a total of 500,000 of the Company Ordinary shares (the “Consultant Shares”) as the payment for the above mentioned consultant fee to the Consultant. For the year ended December 31, 2020, the Company recorded stock related compensation of $287,500, based on the stock closing price of $1.15 within ten days of the Agreement date, for the 250,000 shares which were released to the Consultant immediately upon issuance. On September 14, 2021, the Company released the second batch of 250,000 shares to the Consultant and the Company will recognize stock related compensation of $155,825 for the 250,000 shares. On March 30, 2022, the BOD of company announced to issue an aggregate of 5,000,000 and 3,000,000 ordinary shares of the Company, par value 0.001 to Chengguo and Qirui , respectively, according to the Technical Consulting Service Contract between the Company Chengguo and Qirui dated Jan 1, 2021 . According to the Supplementary agreement, Chengguo and Qirui provided service, and the service period for Chengguo was from January 1, 2021 to Dec 31 2023 and the service period for Qirui was from January 1, 2021 to December 31, 2023. Because the first year of agreement was period of investigation, both services started at January 1, 2022 actually as stated in the agreement. It resulted the amortization of additional paid-in capital was 2 years for this agreement. And the shares were issued on April 7, 2022. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under Technology Development Service Agreement by and between the Company and Fujian Xinwanzhong Network Technology Co., Ltd., pursuant to which the Company will issue an aggregate of 8,000,000 restricted ordinary shares of the Company, par value $0.001 per share. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Consultancy Service Contract by and between Blue Hat Interactive Entertainment Technology, the Company and Shenzhen BAK Battery Co., Ltd., pursuant to which the Company will issue an aggregate of 2,800,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 24, 2022, this Regulation S Certification is being delivered in connection with the issuance contemplated under the Technical Consulting Service Contract by and between the Company and Beijing Kehuihua Planning Consulting Co., Ltd., pursuant to which the Company will issue an aggregate of 2,600,000 restricted ordinary shares of the Company, par value $0.001 per share. The agreement has been terminated in 2024. On May 2023 , the Company engaged Dengwei as the non-exclusive advisor to assist the Company in identifying potential business development opportunities, merging and acquisition opportunities and negotiation with identified businesses, under the agreement, the Company issue 500,000 common shares, par value $0.01 per share.

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

As a result of the foregoing restrictions, Blue Hat PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict Blue Hat PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of December 31, 2024, 2023 and 2022 amounts restricted are the paid-in-capital and statutory reserve of Blue Hat PRC entities, which amounted to $97,432,004, $96,555,324 and $46,388,025, respectively.

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

Statutory reserve

During the years ended December 31, 2024, 2023 and 2022, Blue Hat PRC entities collectively attributed nil, nil and nil of retained earnings for their statutory reserves, respectively.

Capital contributions

During the year ended December 31, 2024, 2023 and 2022, the Company’s shareholders contributed $876,680, $37,567,299, and $7,908,957 to the Company.

19. IMPAIRMENT LOSS

Movements of impairment loss for goodwill are as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Acquisition of Shengruihao - goodwill	$—	$—	$3,681
Impairment loss	—	—	(3,681)

The Company recorded nil an nil of impairment loss in fiscal year 2024 and 2023 respectively .

Acquired intangible assets are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition, and no gain or loss is recognized unless the fair value of noncash assets given as consideration differs from the assets’ carrying amounts on the Company’s book. These assets are amortized over their useful lives if the assets are deemed to have a finite life and they are reviewed for impairment by testing for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The fair value of an intangible asset is the amount that would be determined if the entity used the assumptions that market participants would use if they were pricing the intangible asset. The useful life of the Company’s intangible assets is ten years, which is determined by using the time period that an intangible is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the licensed software is unlikely to generate cash flow, as of year ended December 2024 and 2023, it recorded nil and $1,075,997 impairment loss respectively.

Property plant and equipment are recognized based on their cost to the Company, which generally includes the transaction costs of the asset acquisition. These assets are amortized over their useful lives if the assets are deemed to have a finite life. The useful life of the impaired asset is three years, which is determined by using the time period that an property plant and equipment is estimated to contribute directly or indirectly to a Company’s future cash flows. The Company assessed some of the asset is unlikely to generate cash flow, as of year ended December 2024 and 2023, it recorded nil and $17,308 impairment loss respectively.

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

Loss from discontinued operations for the ended December 31, 2023 was as follows:

December 31,
2023
Revenues	$—
Cost of sales	—
Gross profit	—
Operating expenses:
General and Administrative	—
Selling expenses	—
Research and development	—
Total	$—
Other income (expense)
Interest income	$—
Other (expense) income, net	—
Other finance expenses	—
Total	—
Loss from discontinued operations before income tax	—
Income tax provision	—
Loss from discontinued operations before non-controlling interest	$—
Less: Net loss attributable to non-controlling interest	—
Foreign currency translation	—
Gain/(Loss) from discontinued operation	$7,389,310

21. COMMITMENTS AND CONTINGENCIES

Purchase commitments

The Company has entered into three agreements for game software development and one agreement for community software development. As of December 31, 2024 and 2023, the Company’s commitment under these agreements amounted to $ Nil and $2,388,435. The Company has decided to change the business strategy to gold trading, thus it has suspended all the software business. The projects following did not make any progress since 2023, thus the contracts are terminated and recorded as expensed.

On Aug 26, 2021, the Company entered into a Sanguo game software development with Chengguo with total contract amount $1,263,642. $439,098 was paid to Chengguo when contract was first signed. $252,728 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2024, the program has completed 70%, but the contract is terminated.

On Sep 14, 2021, the Company entered into a Monopoly game software development with Xiamen Chengguo intelligence technology Co.,Ltd (“Chengguo”) with total contract amount $906,434. $332,394 was paid to Chengguo when contract was first signed. $272,495 is expected to be paid to the developer when the project completed by 80%, until Dec 31, 2024, the program has completed 75%, but the contract is terminated.

On Nov 3, 2021, the Company entered into a box game software development with Fuzhou Qirui software development Co.,Ltd (“Qirui”) with total contract amount $1,280,585. $612,721 was paid to the developer when the contract first signed. $635,351 is expected to be paid to the developer when the project completed by 50%, until Dec 31, 2024 the program has competed by 65%, but the contract is terminated .

On Oct 18, 2022, the Company entered into a platform development with Chengguo aiming to analyze the statistics of commodity and jewelry transactions with total contract amount $1,601,084. $1,004,222 was paid to Chengguo when contract was first signed. $399,565 is expected to be paid to the developer when the project completed by 70%, until Dec 31, 2024, the program has completed 20%, but the contract is terminated.

22. SUBSEQUENT EVENT

On March 2025, the Company has successfully completed the final payment for the gold transaction between its fully owned subsidiary Golden Strategy     and a third-party Macau Rongxin Precious Metals Technology Co., Ltd. which was followed by a sales agreement from October 2023. According to the agreement, the transaction was concluded after the company settled the final balance through the issuance of the ordinary shares. The ordinary shares are subject to 3-year lock-up period and do not carry voting rights.

March 17, 2025, the reverse stock split at a ratio of 1-for-100 shares was approved by the Company’s board of directors and its shareholders.

23. SEGMENT INFORMATION AND REVENUE ANALYSIS

The Company follows ASC 280, Segment Reporting, which requires that companies to disclose segment data based on how management makes decision about allocating resources to each segment and evaluating their performances. The Company has three reporting segments. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. The Company considers itself to be operating within one reportable segment. The Company’s revenue and net income are substantially derived from diamond trading.

Disaggregated information of revenues by business lines are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022

Diamond trading	$18,724,190	$15,152,777	$—
Commodity trading	—	58,118,001	1,149,163
Information service	—	415,955	884,329
Interactive toys - animation series	—	—	6,903
Interactive toys - game series	—	—	155,559
Total revenues	$18,724,190	$73,686,733	$2,195,954

Disaggregated information by business lines are as follows:

Year ended December 31, 2024

Diamond Trading
Revenue	$18,724,190

Costs of revenue	(17,178,241)
Gross Profit	1,545,949

Year ended December 31, 2023

	Diamond	Commodity	Information
	Trading	Trading	service
Revenue	$15,152,777	$58,118,001	$415,955

Costs of revenue	(13,901,688)	(58,081,952)	(549,242)
Gross Profit	1,251,089	36,049	(133,287)

Year ended December 31, 2022

	Interactive toys animation series	Interactive toys game series	Commodity Trading	Information Service

Revenue	$6,903	$155,559	$1,149,163	$884,329
Costs of revenue	(3,420)	(78,118)	(50,804)	(826,096)
Gross Profit	$3,483	$77,441	$1,098,359	$58,233

The Company’s operations are primarily based in the PRC, where the Company derives a substantial portion of their revenues. Management also reviews consolidated financial results by business locations. Disaggregated information of revenues by geographic locations are as follows

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Domestic PRC revenues	$18,724,190	$73,686,733	$2,195,954
Export revenues	—	—	—
Total revenues	$18,724,190	$73,686,733	$2,195,954

Segment asset

	December 31,	December 31,
	2024	2023
Diamond trading	$10,672,436	$33,029,615
Gold	64,560,000	—
Commodity trading	—	114,900
Information service	—	2,507,120
Corporate and Unallocated	—	13,611,203
Total	75,232,436	49,262,838

Assets subject to attribution to business segments largely include property, plant and equipment, receivable and right of use assets. All other items are reflected in Corporate and Unallocated.

25. CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2023.

PARENT COMPANY BALANCE SHEETS

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$—	$23,107
Account receivables, net	—	15,090,224
Other receivables, net	—	4,299,894
Inventories	—	17,178,241
Total current assets	—	36,591,466
Non-current assets:
Property, plant and equipment, net	3,321,582	3,526,773
Investment in subsidiaries	31,036,848	1,961,211
Total non-current assets	34,358,430	5,487,984
Total assets	$34,358,430	$42,079,450
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Other payables and accrued liabilities	$1,441,662	$622,425
Other payables - related party	—	—
Short-term loans	—	—
Convertible notes payable	—	—
Total current liabilities	1,441,662	622,425
Non-current liabilities	773,950	834,950
Total liabilities	2,215,612	1,457,375
COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY
Ordinary shares, $1.00 par value, 5,000,000 shares authorized, 584,982, 583,982, shares issued and outstanding as of December 31, 2024 and 2023 respectively	584,982	583,982
Additional paid-in capital	94,863,300	93,828,090
Statutory reserves	2,143,252	2,143,252
Retained earnings	(66,356,798)	(56,832,015)
Accumulated other comprehensive losses	908,296	898,766
Total Blue Hat Interactive Entertainment Technology shareholders’ equity	32,142,818	40,622,075
Non-controlling interest	—	—
Total equity	32,142,818	40,622,075
Total liabilities and shareholders’ equity	$34,358,430	$42,079,450

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Revenues	18,724,190	15,152,777	—
Cost of sales	(17,178,241)	(13,901,688)	—
Gross profit	1,545,949	1,251,089	—
Operating expenses:
General and administrative expenses	$(1,639,119)	$(2,195,689)	$(2,621,808)
Research and development	(797,650)	(2,438,520)	(2,278,990
Impairment loss	—	(12,600,000)
Other income (expenses):
(Interest expense)/interest income	—	(146,322)	(100,314)
Other finance expenses	(2,107)	(60,032)	(6,998)
Equity income of subsidiaries and VIEs from continue operation	(8,631,856)	(12,918,251)	(4,114,945)
Equity income of subsidiaries and VIEs from discontinued operation	—	7,389,310	(282,027)

NET (LOSS) INCOME	(9,524,783)	(21,718,417)	(9,405,081)
FOREIGN CURRENCY
Translation adjustment from continued operation	9,316	(199,032)	(1,883,571
Translation adjustment from discontinued operation	—	263,285	258,828
COMPREHENSIVE (LOSS) INCOME	$(9,515,467)	$(21,654,164)	$(11,029,824)
Less: Comprehensive income attributable to non-controlling interest	—	(2,420,399)	(40,025)
Comprehensive income attributable to
Blue Hat Interactive Entertainment Technology shareholders	$(9,515,467)	$(19,233,765)	$(10,989,799)

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2024	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income from continued operation	$(9,524,783)	$(29,107,727)	$(9,123,054)
Adjustments to reconcile net income to cash used in operating activities:
Impairment loss of inventory	—	12,600,000
Equity income of subsidiaries and VIEs	8,631,856	12,918,251	4,114,945
Changes in operating assets and liabilities:
Depreciation of property, plant and equipment	205,190	205,190	205,259
Share based payments	966,210	—	—
Account receivables	(1,545,949)	—	—
Other receivables	—	(15,865,859)	(3,319,855)
Inventories	—	(17,178,241)	—
Other payables and accrued liabilities	819,238	(7,419,077)	(323,274)
Provision for doubtful accounts	446,131	—	—
Net cash used in operating activities	(2,107)	(43,847,463)	(8,445,980)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	—	7,773,600	—
Increase in investment	(30,000)	—	—
Investment in subsidiary	—	—	(1,767,824)
Net cash used in investing activities	(30,000)	7,773,600	(1,767,824)
CASH FLOWS FROM FINANCING ACTIVITIES:
Underwriter’s partial exercise of over-allotment option, net of issuance costs	70,000	37,567,299	7,908,956
Other payables related party	—	(3,799)	(5,389)
Repayment of short-term loans	—	—	—
Proceeds from long-term loans - related party	—	—	914,771
Repayment of long-term loans - related party	(61,000)	(79,821)	—
Repayment of convertible payables	—	(1,393,499)	—
Proceeds from convertible payables	—	—	1,393,499
Net cash used in investing activities	9,000	36,090,179	10,211,837
EFFECT OF EXCHANGE RATE ON CASH	—	—	—
NET CHANGES IN CASH AND CASH EQUIVALENTS	(23,107)	16,316	(1,967)
CASH AND CASH EQUIVALENTS, Beginning of year	23,107	6,791	8,758
CASH AND CASH EQUIVALENTS, end of year	$—	$23,107	$6,791

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash and cash equivalents	$—	$23,107	$6,791
Restricted cash	—	—	—
CASH AND CASH EQUIVALENTS, end of year	$—	$23,107	$6,791